                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004


                               DEUTSCHE TELEKOM AG

                 (Translation of registrant's name into English)

                            Friedrich-Ebert-Allee 140
                                   53113 Bonn
                                     Germany

                    (Address of principal executive offices)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F
                                     ---          ---

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _______


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______


                  Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ----    ---




                  This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

                                    [GRAPHIC]

                          Spirit. Commitment. Success.
                            The 2003 financial year.

                                                  Deutsche
                                                  Telekom

                                                                              II


Selected financial data of the Deutsche Telekom Group.

-------------------------------------------------------------------------------------------------------------------------------
Financial data of the Group
-------------------------------------------------------------------------------------------------------------------------------

                                                                       Change compared
(billions of (euro))                                                 to prior year(a)     2003     2002    2001    2000    1999
-------------------------------------------------------------------------------------------------------------------------------
Net revenue                                                                        4.0%   55.8     53.7    48.3    40.9    35.5
-------------------------------------------------------------------------------------------------------------------------------
Results from ordinary business activities                                         n.a.     1.4    -27.2    -2.5     6.4     3.1
-------------------------------------------------------------------------------------------------------------------------------
Net income/loss                                                                   n.a.     1.3    -24.6    -3.5     5.9     1.3
-------------------------------------------------------------------------------------------------------------------------------
EBITDA(a, b, c)                                                                   14.6%   18.5     16.1    18.1    20.7    14.5
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (adjusted to exclude special factors)(a, b, c)                             12.1%   18.3     16.3    15.1    12.9    14.5
-------------------------------------------------------------------------------------------------------------------------------
EBITDA margin (adjusted to exclude special factors) (%)(a)                                32.8     30.4    31.3    31.6    41.0
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                              -4.5%   33.8     35.4    66.3    42.7    35.7
-------------------------------------------------------------------------------------------------------------------------------
Equity ratio (%)(a, d)                                                             3.6%     29       28      39      33      36
-------------------------------------------------------------------------------------------------------------------------------
Debt (in acc. with the consolidated balance sheet)                               -12.1%   55.4     63.0    67.0    60.4    42.3
-------------------------------------------------------------------------------------------------------------------------------
Net debt(a, c)                                                                   -23.8%   46.6     61.1    62.8    57.4    37.9
-------------------------------------------------------------------------------------------------------------------------------
Balance sheet total                                                               -7.7%  116.1    125.8   164.5   124.2    94.6
-------------------------------------------------------------------------------------------------------------------------------
Investments in intangible assets (excl. goodwill) and property,
   plant, and equipment                                                           21.4%   -6.2     -7.9   -11.2   -23.5    -5.9
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         14.9%   14.3     12.5    11.9    10.0     9.6
-------------------------------------------------------------------------------------------------------------------------------
Investments in intangible assets (excl. goodwill) and property,
   plant, and equipment (in acc. with the statement of cash flows)                20.9%   -6.0     -7.6   -10.9   -23.5    -6.0
-------------------------------------------------------------------------------------------------------------------------------
Free cash flow (before dividend)(a, c)                                            71.2%    8.3      4.8     1.1   -13.5     3.6
-------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                            79.4%   -2.1    -10.0    -5.4   -27.7   -18.7
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/used for financing activities                               -52.1%   -5.2     -3.4    -4.8    17.9     8.0
-------------------------------------------------------------------------------------------------------------------------------
Number of employees averaged over the year
   (full-time employees excl. trainees) (thousands)                               -1.8%    251      256     242     205     198
-------------------------------------------------------------------------------------------------------------------------------
Revenue per employee (thousands of (euro))                                         5.7%    222      210     199     201     183
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share/ADS under German GAAP (euro)(e)                                n.a.    0.30    -5.86   -0.93    1.96    0.43
-------------------------------------------------------------------------------------------------------------------------------
Dividend per share/ADS (euro)                                                       --    0.00(f)  0.00    0.37    0.62    0.62
-------------------------------------------------------------------------------------------------------------------------------
Items in accordance with U.S. GAAP
-------------------------------------------------------------------------------------------------------------------------------
Net income/loss                                                                   n.a.     2.9    -22.0     0.5     9.3     1.5
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                              -0.9%   45.0     45.4    73.7    46.1    37.6
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share/ADS (euro)(e)                                                  n.a.    0.70    -5.30    0.14    3.06    0.53
-------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Financial data of the Group by division*
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Group Headquarters &
                                                         T-Com        T-Mobile      T-Systems    T-Online(g)      Shared Services
                                                      -----------   ------------   -----------   -----------   --------------------
(billions of (euro))                                  2003   2002   2003    2002   2003   2002   2003   2002       2003   2002
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
Total revenue                                         29.2   30.6   22.8    19.7   10.6   10.5    1.9    1.6        4.2    4.4
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
Results from ordinary business activities              4.3    3.6    0.8   -23.8   -0.1   -2.0    0.1   -0.5       -4.1   -4.7
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
EBITDA(a, b, c)                                       10.2   10.1    7.0     5.0    1.4    0.8    0.3    0.1       -0.3    0.4
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
EBITDA (adjusted to exclude special
   factors)(a, b, c)                                  10.4   10.3    6.7     5.0    1.4    1.2    0.3    0.1       -0.3    0.0
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
EBITDA margin
   (adjusted to exclude special factors) (%)(a)       35.5   33.6   29.3    25.5   13.3   11.0   16.7    4.8       -7.4    0.7
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
Investments in intangible assets (excl. goodwill)
   and property, plant, and equipment                 -2.1   -3.2   -3.0    -3.5   -0.7   -0.8   -0.1   -0.1       -0.4   -0.5
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------
Number of employees averaged over the year
   (full-time employees excl. trainees) (thousands)    139    153     42      39     42     43      3      3         25     18
-----------------------------------------------------------------   ------------   -----------   -----------   --------------------

(a)  Calculated on the basis of millions for the purpose of greater precision.

(b) Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation.

(c) EBITDA, EBITDA adjusted to exclude special factors, net debt and free cash flow are pro forma figures that are not covered by the provisions of German or U.S. GAAP. They should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, financial liabilities (in acc. with the consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(d) Based on shareholders' equity excluding amounts earmarked for dividend payment, which are treated as short-term debt.

(e) Net income/loss based on the weighted average of outstanding shares. The share/ADS ratio is 1:1.

(f) For more details please refer to the management report that is part of this annual report.

(g) Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRSs.

* For T-Com, T-Mobile, T-Systems, and T-Online, the figures for the previous year were adjusted to the new allocation to segments.

III


Our mission statement:
Quality. Efficiency. Innovation.

As the leading services company in the telecommunications and information technology industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of our customers. In every respect.

We set ourselves the highest possible standards in everything we do, underlining this with a clear promise: Deutsche Telekom's "T" brand stands for quality, efficiency, and innovation.

The growth potential of broadband communications is the focal point of our business development. We have concentrated our activities on the most important future sectors of the information society: T-Com on the fixed network, T-Mobile on mobile communications, T-Systems on information and telecommunications technology and T-Online on the Internet.

                                                                              IV


Divisions generating sustained growth.

                                   T Deutsche
                                     Telekom

                      Group Headquarters & Shared Services

T Com                             T Mobile                        T Systems                          T Online
-----                             --------                        ---------                          --------
 Strong brand drives               Sustained growth in             Successful new strategic           Continued and profitable
 success of broadband              all markets.                    focus and marked efficiency        implementation of mixed
 campaign.                                                         gains.                             business model combining
                                                                                                      Internet access, content,
                                                                                                      value-added services and
                                                                                                      e-commerce.

- Strongest revenue engine in     - T-Mobile International        - Strong market position with      - Revenue up despite difficult
  the Deutsche Telekom Group.       established as a leading        Deutsche Telekom named             market climate, EBITDA and
                                    mobile communications brand.    accounts.                          operating results increase
                                                                                                       once again.

- Dynamic increase in demand      - Earnings-focused growth       - 2003 financial year shaped       - Strong growth in broadband
  for broadband connections.        in 2003.                        by new strategic direction:        customer base.
                                                                    Focus & Execution.

- Broadband strategy again        - Mobile data services          - Major contracts bear testimony   - Innovative new entertainment
  provides powerful vehicle to      achieve a share of around       to successful implementation       services: music downloads
  capture new areas of business.    16 percent in the European      of the program, also laying the    and video-on-demand; product
                                    market in terms of revenue.     foundation for future revenue      portfolio expanded around
                                                                    growth.                            content, services and e-com-
                                                                                                       merce pillars.

- WLAN campaign successfully      - "Best Global Mobile Operator  - Marginal increase in revenue     - Strategic acquisitions in
  launched.                         2003".                          despite challenging market         content and portal marketing
                                                                    conditions.                        fields.

                                  - UMTS infrastructure expanded  - Two-digit increase in earnings   - 2004 will see further expan-
                                    as planned.                     thanks to efficiency gains.        sion of broadband offering
                                                                                                       and launch of "T-Online
                                                                                                        Vision on TV".

V


                                      [MAP]

                           Deutsche Telekom worldwide.

                                                                              VI


                                                            T

--------------------------------------------------------------------------------
Deutsche Telekom Group Headquarters
--------------------------------------------------------------------------------

   1 Bonn

--------------------------------------------------------------------------------
Selected international subsidiaries and associated companies
--------------------------------------------------------------------------------

Europe                                                             Stake held by
                                                                Deutsche Telekom
--------------------------------------------------------------------------------
   2 Austria                  - T-Mobile Austria                            100%
                              - T-Online.at                                 100%
                                                               of shares held by
                                                          T-Online International
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   3 Belgium                  - T-Systems                                   100%
--------------------------------------------------------------------------------
   4 Croatia                  - Hrvatske                                     51%
                                 telekomunikacije
                              - HTmobile                          100% of shares
                                                                      held by HT
--------------------------------------------------------------------------------
   5 Czech Republic           - T-Mobile Czech Republic                   60.77%
                              - Pragonet                                    100%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   6 Denmark                  - T-Systems                                   100%
                                                                    (with branch
                                                                      in Sweden)
--------------------------------------------------------------------------------
   7 France                   - T-Online France                             100%
                                                               of shares held by
                                                          T-Online International
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   8 Hungary                  - MATAV                                     59.49%
                              - Westel                            100% of shares
                                                                   held by MATAV
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   9 Italy                    - T-Systems                                   100%
--------------------------------------------------------------------------------
   10 Netherlands             - T-Mobile Netherlands                        100%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   11 Poland                  - PTC                                          49%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   12 Portugal                - Terravista                                  100%
                                                               of shares held by
                                                          T-Online International
--------------------------------------------------------------------------------
   13 Russia                  - MTS                                       25.15%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   14 Slovakia                - Slovak Telecom                               51%
                              - Eurotel Bratislava                 51% of shares
                                                                      held by ST
--------------------------------------------------------------------------------
   15 Spain                   - Ya.com                                      100%
                                                               of shares held by
                                                          T-Online International
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   16 Sweden                  - T-Systems                              Branch of
                                                               T-Systems Denmark
--------------------------------------------------------------------------------
   17 Switzerland             - T-Online.ch                                 100%
                                                               of shares held by
                                                          T-Online International
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   18 Turkey                  - T-Systems                                   100%
--------------------------------------------------------------------------------
   19 United Kingdom          - T-Mobile UK                                 100%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   America
--------------------------------------------------------------------------------
   20 USA                     - T-Mobile USA                                100%
                              - T-Systems                                   100%
--------------------------------------------------------------------------------
   21 Canada                  - T-Systems                                   100%
--------------------------------------------------------------------------------
   South America
--------------------------------------------------------------------------------
   22 Brazil                  - T-Systems                                   100%
--------------------------------------------------------------------------------
   Asia
--------------------------------------------------------------------------------
   23 Hong Kong               - T-Systems                                   100%
   24 Japan                   - T-Systems                                   100%
   25 Philippines             - T-Systems                                   100%
   26 Singapore               - T-Systems                                 99.99%
--------------------------------------------------------------------------------
   Middle East
--------------------------------------------------------------------------------
   27 Israel                  - Barak I.T.C                               10.52%
                              - VocalTec                                  19.97%
--------------------------------------------------------------------------------
   Africa
--------------------------------------------------------------------------------
   28 South Africa            - T-Systems                                 74.90%
--------------------------------------------------------------------------------
   29 Australia               - T-Systems                                   100%
--------------------------------------------------------------------------------

                                                             as of February 2004

VII


Key statistical data of the Deutsche Telekom Group.

-----------------------------------------------------------------------------------------------------------
                                                          2003        2002        2001      2000     1999
-----------------------------------------------------------------------------------------------------------
Deutsche Telekom Group (millions)*
-----------------------------------------------------------------------------------------------------------
Telephone lines (incl. ISDN channels)(1, 3)                  57.9        58.1      57.5      54.8      50.5
-----------------------------------------------------------------------------------------------------------
Mobile subscribers (majority shareholdings)(2)               66.2        58.6      48.9      31.2      15.8
-----------------------------------------------------------------------------------------------------------
T-Com (millions)*
-----------------------------------------------------------------------------------------------------------
Broadband lines (in operation)                                4.1         2.9       1.4       0.1        --
-----------------------------------------------------------------------------------------------------------
   T-DSL (Germany)                                            4.0         2.8       1.4       0.1        --
-----------------------------------------------------------------------------------------------------------
   DSL (Eastern Europe)                                      0.11        0.04        --        --        --
-----------------------------------------------------------------------------------------------------------
Narrowband lines, incl. ISDN channels(1, 3)                  55.5        56.1      56.9      54.5      50.5
-----------------------------------------------------------------------------------------------------------
   Germany                                                   48.7        49.3      50.2      49.1      47.8
-----------------------------------------------------------------------------------------------------------
      Standard analog lines                                  27.2        28.6      30.1      31.9      34.2
-----------------------------------------------------------------------------------------------------------
      ISDN channels                                          21.5        20.7      20.0      17.2      13.6
-----------------------------------------------------------------------------------------------------------
   Eastern Europe                                             6.8         6.8       6.7       5.4       2.7
-----------------------------------------------------------------------------------------------------------
      MATAV group(3)                                          3.5         3.6       3.4       2.9       2.7
-----------------------------------------------------------------------------------------------------------
      Slovak Telecom (ST)                                     1.4         1.5       1.6       1.6        --
-----------------------------------------------------------------------------------------------------------
      Hrvatske telekomunikacije (HT)                          1.9         1.8       1.7       0.7        --
-----------------------------------------------------------------------------------------------------------
Subscribers to AktivPlus calling plan                        11.6        10.7       8.4       4.3       0.8
-----------------------------------------------------------------------------------------------------------
Mobile subscribers                                            5.1         4.7       3.4       1.7       0.9
-----------------------------------------------------------------------------------------------------------
   Westel                                                     3.8         3.4       2.5       1.7       0.9
-----------------------------------------------------------------------------------------------------------
   HT mobilne komunikacije(4)                                 1.3         1.2       0.9        --        --
-----------------------------------------------------------------------------------------------------------
T-Mobile (millions)*
-----------------------------------------------------------------------------------------------------------
Mobile subscribers of fully consolidated subsidiaries        61.1        53.9      45.5      29.5      14.9
-----------------------------------------------------------------------------------------------------------
   T-Mobile Deutschland                                      26.3        24.6      23.1      19.1       9.2
-----------------------------------------------------------------------------------------------------------
   T-Mobile UK(5)                                            13.6        12.4      10.4       8.3       4.2
-----------------------------------------------------------------------------------------------------------
   T-Mobile USA(4)                                           13.1         9.9       7.0        --        --
-----------------------------------------------------------------------------------------------------------
   T-Mobile Austria                                           2.0         2.0       2.1       2.1       1.5
-----------------------------------------------------------------------------------------------------------
   T-Mobile CZ(4)                                             3.9         3.5       2.9        --        --
-----------------------------------------------------------------------------------------------------------
   T-Mobile Netherlands(4)                                    2.0         1.4        --        --        --
-----------------------------------------------------------------------------------------------------------
T-Online (millions)*
-----------------------------------------------------------------------------------------------------------
Total number of subscribers                                  13.1        12.2      10.7       7.9       4.2
-----------------------------------------------------------------------------------------------------------
   T-Online (Germany)                                        10.8        10.0       8.8       6.5       4.2
-----------------------------------------------------------------------------------------------------------
   Rest of Europe                                             2.3         2.3       1.9       1.4        --
-----------------------------------------------------------------------------------------------------------
DSL subscribers (total)                                       3.6         2.8       1.4        --        --
-----------------------------------------------------------------------------------------------------------
Key figures for T-Systems
-----------------------------------------------------------------------------------------------------------
Systems Integration
-----------------------------------------------------------------------------------------------------------
   Hours billed (millions)(6)                                11.2        11.3      11.4        --        --
-----------------------------------------------------------------------------------------------------------
   Utilization rate(%)(7)                                    67.0        65.2      67.1        --        --
-----------------------------------------------------------------------------------------------------------
Computing Services
-----------------------------------------------------------------------------------------------------------
   Overall processor performance (MIPS)(8)                113,723      92,968    79,122    59,992    37,110
-----------------------------------------------------------------------------------------------------------
   Number of servers managed and serviced                  28,399      27,409    23,852        --        --
-----------------------------------------------------------------------------------------------------------
   Mainframe utilization (%)                                 95.0        95.0        --        --        --
-----------------------------------------------------------------------------------------------------------
Desktop Services
-----------------------------------------------------------------------------------------------------------
   Number of workstations managed and serviced          1,234,813   1,204,292   970,000        --        --
-----------------------------------------------------------------------------------------------------------
   Proportion of support activities, Germany (%)             60.6        58.1      61.0        --        --
-----------------------------------------------------------------------------------------------------------
   Proportion of retail, Germany (%)                         39.4        41.9      39.0        --        --
-----------------------------------------------------------------------------------------------------------
Outside plant network in Germany
-----------------------------------------------------------------------------------------------------------
Copper cable (thousands of km)                            1,473.9     1,460.8   1,481.1   1,449.8   1,450.2
-----------------------------------------------------------------------------------------------------------
Optical fiber cable (thousands of km)                       195.0       176.2     172.9     167.7     162.5
-----------------------------------------------------------------------------------------------------------

(1)  Telephone lines, including for internal use.

(2) Number of subscribers of T-Mobile's fully consolidated mobile communications companies, plus HT mobile komunicacije and Westel.

(3) Subscriber-line figures are presented retrospectively from the 2001 financial year, including MATAV's subsidiary Maktel.

(4)  These companies were fully consolidated in the following financial years:
     HT-Hrvatske telekomunikacije, T-Mobile CZ, T-Mobile USA (including Powertel, Inc.) in 2001; T-Mobile Netherlands in 2002.

(5)  Including Virgin Mobile.

(6)  Updated figure for the 2002 financial year.

(7) Ratio of average number of hours billed to maximum possible hours billed per period.

(8)  Million instructions per second.

* Figures rounded and expressed in millions. The total was calculated on the basis of precise figures.

                                    [GRAPHIC]

                   Deutsche Telekom. The 2003 financial year.

Spirit. Commitment. Success.

We know that in tomorrow's markets, the attitude of each individual determines the success of the whole enterprise. We take this seriously and act accordingly, pooling our strengths by focusing on shared values to guide our actions.

These values are shared across all divisions. For us at Deutsche Telekom, one thing is clear: Only by working towards common goals can we fulfill our ambitious promise to our shareholders, customers and partners - to deliver a strong brand and an outstanding performance.

Deutsche Telekom is well positioned, which means our customers are right to have high expectations of us. We intend to meet these expectations with commitment and passion.

To our shareholders

Selected financial data of the Deutsche Telekom Group                         II
Our mission statement                                                        III
Divisions generating sustained growth                                         IV
Letter to our shareholders                                                     6
The Board of Management                                                       10
Supervisory Board's report                                                    12
The Supervisory Board                                                         16
Corporate governance                                                          17

Management report 2003

Combined management report of the Deutsche Telekom Group
   and Deutsche Telekom AG for the 2003 financial year                        24
The economic environment                                                      28
Development of business in 2003                                               31
Purchasing                                                                    40
Research and development                                                      42
Employees                                                                     44
Sustainability and environmental protection                                   48
Risk management                                                               50
Key events after December 31, 2003                                            56
Outlook                                                                       57

The T-Share                                                                   62

The divisions

T-Com                                                                         68
T-Mobile                                                                      74
T-Systems                                                                     80
T-Online                                                                      86
Group Headquarters & Shared Services                                          92

Reconciliation of pro forma figures                                           96

Consolidated financial statements

Statement of income                                                          108
Balance sheet                                                                109
Noncurrent assets                                                            110
Statement of cash flows                                                      112
Statement of shareholders' equity                                            113
Segment reporting                                                            114
Notes to the consolidated financial statements                               115
Auditors' report                                                             178

Summary of differences between German GAAP and U.S. GAAP                     179

Further information

Supervisory board seats of the members of Deutsche Telekom AG's Board of
   Management                                                                184
Other supervisory board seats of the members of Deutsche Telekom AG's
   Supervisory Board                                                         185

Index                                                                        188
Glossary                                                                     189
Financial calendar                                                           191
Contacts                                                                     192
Deutsche Telekom worldwide                                                  V/VI
Key statistical data of the Deutsche Telekom Group                           VII

                                    [GRAPHIC]

                                   Dedication.
                      Seek solutions. Facilitate solutions.
                Focusing on goals with solutions and dedication.

                                     [PHOTO]

                                     [PHOTO]

                                                         To our shareholders
                                                  Letter to our shareholders   7


Dear shareholders,

We have achieved the turnaround! Deutsche Telekom - your company - can once again look to the future with optimism. Despite the generally depressed macroeconomic climate, we achieved our targets for 2003 - in some cases even earlier than planned. Our double strategy of reducing debt on the one hand and promoting profitable growth on the other has worked. This can be seen in the following achievements:

o    We have reduced our debt by even more than we had planned.

o We successfully completed our "6 plus 6" debt reduction program ahead of schedule at the end of the third quarter.

o    We have improved our margins in all divisions.

o    As a result, the Group's EBITDA* has increased substantially

o    We have returned to bottom-line profitability.

We not only reached our financial targets, we actually exceeded them! By cutting net debt* to EUR 46.6 billion, we have surpassed our original target - at a range between EUR 52.3 billion and EUR 49.5 billion. This means that we have reduced debt by a total of EUR 17.7 billion since the strategic review in the late fall of 2002. We also topped our original adjusted EBITDA* target of between EUR 16.7 billion and EUR 17.7 billion, recording EUR 18.3 billion in 2003. Another strong driver was the free cash flow*, which at EUR 8.3 billion exceeded the target by a clear margin of over EUR 2.0 billion. The target we had set for net income was to be back in the black. As it turned out, we achieved EUR 1.3 billion. Adjusted for special factors, net income amounted to EUR 0.2 billion.

After all we have accomplished, one of our priorities in 2004 will be to further reduce liabilities. However, the spotlight is on profitable growth, which will be our main goal for 2004 and beyond. We have gained new financial and strategic scope We will be using our new financial flexibility to push profitable growth within the Group.

A year of profitable growth. We have made some progress in this respect during the year under review, as a look at revenue and EBITDA* trends reveals: 2003 was more than just a year of consolidation. We increased our revenue by 4 percent or EUR 2.1 billion - from EUR 53.7 billion in 2002 to EUR 55.8 billion in 2003. No other integrated telecommunications group grew faster. We recorded this revenue growth in a competitive environment that has become even tougher. Suffice it to mention "call by call" and "preselection" in Germany's local networks. In spite of this we are growing, and our EBITDA* shows that this growth is increasingly profitable. Our adjusted EBITDA* improved by 12 percent, i.e., at a much faster rate than revenue. This clearly demonstrates the effectiveness of the measures we introduced to cut costs and increase efficiency. The positive trend is also underscored by the development of EBITDA margins. At Group level, EBITDA* rose from 30.4 to 32.8 percent. All divisions contributed to this and improved their efficiency in line with a central objective: The companies in the Group worked systematically to achieve this result on the basis of individual roadmaps.

We have restructured the Company. Our Group's positive economic development was driven by the restructuring and reorganization that had been the focus of our activities as early as 2002. We consistently continued activities in this area in 2003, implementing far-reaching changes in some cases: Group Headquarters, for instance, was relieved of all operational tasks and its organizational structure was transformed into that of a strategic management holding company. Responsibility for operational business was shifted to the divisions as far as possible, which are now in a position to act faster, more flexibly and closer to the market. The restructuring has made a valuable contribution to our decentralization strategy, giving increased responsibility to the divisions to improve management efficiency.

T-Spirit inspires the entire Group. We also focused our minds in 2003. Working with the executives in all divisions, the Board of Management created T-Spirit - our new framework of values for the entire Group. Our vision is anchored at the heart of T-Spirit:

"As the leading services company in the telecommunications and information technology industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of our customers. In every respect."

* EBITDA, adjusted EBITDA, free cash flow and net debt are non-GAAP measures. They should not be viewed in isolation as alternatives to net income/loss, operating income, debt, or any other Deutsche Telekom financial measures recorded in accordance with German or U.S. GAAP. Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, depreciation and amortization. For detailed information and calculations, please refer to the chapter on "Reconciliation of pro forma figures".

8


We have built our main goals and brand values around this vision. Our brand values are quality, innovation and efficiency. These attributes will differentiate us from the competition by positioning Deutsche Telekom as a premium brand. We will make our "T" a seal of quality representing both the services of the individual divisions and the value of the Group as a whole.

2003 was a highly satisfactory year for us. Strategically and operationally, 2003 was very successful for us - especially against the backdrop of the difficult previous year. We have created new financial and strategic scope for ourselves which we will be using to stabilize our Group's positive business development in the long term.

Nevertheless, we also have to admit that not everything went fully according to plan. The Toll Collect project caused us a lot of problems - there are no ifs and buts about that. And so we welcome all the more the fact that we have found a solution that is satisfactory for all sides. The consortium will make a success of its satellite-based toll-collecting system. To this end, Deutsche Telekom will become more involved in this project in the future - both operationally and in terms of staff numbers.

Our focus is on profitable growth. Our clear-cut goal for 2004 is to push profitable growth. As 2003 showed, we are already well on the way to achieving this goal. However, we are now asking ourselves how we can secure this profitable growth in the medium and long term. How will markets and technologies change, and how will this affect our business? What do we have to do so that Deutsche Telekom can continue its profitable growth course in a rapidly changing environment?

From both the short-term and the long-term perspectives, the solution is an integrated approach. Of course we will continue to make the most of our growth potential in the individual divisions, just as we did in 2003. However, to generate and secure further growth, we now have to leverage cross-divisional potential to an even greater extent than before. Greater responsibility within the divisions must be combined with Group-wide cooperation, because our strength is in the fact that we are an integrated group and have an almost unique growth portfolio at our disposal. We want to make the best of this, which is why in Germany and Eastern Europe we are moving towards stronger integration. Our "Agenda 2004" is the first major step in this direction.

Agenda 2004 set to fuel new growth. Our Agenda 2004 is a cross-divisional business model which provides a solid and lasting foundation for the development of the Deutsche Telekom Group. The objective of our Agenda 2004 is to provide impetus for further - and profitable - growth.

As part of this agenda, we have defined six core initiatives which we will be prioritizing during 2004:

1. Broadband

2. Business customers

3. Human resources

4. Innovation

5. Quality

6. Efficiency

Broadband is the buzz word for the future of our industry. It is also a key source of growth for all divisions of the Deutsche Telekom Group. We intend to dynamically expand the broadband market in Germany across all business areas and segments. Broadband technology opens up exciting opportunities for generating new revenues and increased earnings. We are determined to leverage this potential for our benefit, by offering new, attractive solutions, by launching in-house initiatives, by further expanding our infrastructure, and also by teaming up with our competitors.

Our business customers initiative focuses on tightening cooperation between T-Systems and T-Com to meet the needs of business customers more effectively. We will bundle the strengths of T-Com and T-Systems in this high-growth segment:
T-Com will also become established in the growth market of IT business as a strong, highly competent brand, positioning itself as a full-service provider for small and medium-sized enterprises. Conversely, T-Systems will expand growth areas in the field of network services and tap new opportunities for growth with LAN/Wireless LAN.

Personnel costs also feature high on our list of priorities. We need to further reduce this item of expenditure and we plan to do so through innovative programs. We are well aware of our responsibility to our employees and to society. This is why we are looking for alternative solutions, such as with our outplacement agency, Vivento.

                                                         To our shareholders
                                                   Letter to our sharholders   9


Our innovation initiative is geared towards capturing future sources of revenue. The objective is to combine our innovative efforts through close cross-divisional cooperation and liaison with Group Headquarters. During the year under review, we laid a new foundation for systematic innovation management. Our innovation initiative for 2004 is built around technical windows of opportunity which we defined through our innovation management program.

We aim to increase customer satisfaction by ensuring the highest standards of quality. As part of this initiative, we will no longer measure our quality in terms of internal processes. In the future, the spotlight will be on customer benefit. Various projects are underway in all of the divisions to ensure successful implementation.

In terms of efficiency we made considerable headway in 2003, as the figures show. We will nevertheless work on further improvements and concentrate on seven key areas:

o    Optimization of working capital;

o    Streamlining and enhancing the efficiency of noncurrent and current assets;

o    Possible sale of non-strategic assets;

o    Cost savings in purchasing;

o    Standardization of the Group's IT infrastructure;

o    Integration of network and IT platforms;

o    Optimization of operating costs and capital expenditure.

Our medium-term focus is on leveraging added value in the integrated Group. Our Agenda 2004 is the logical starting point for a truly customer-related, integrated market approach in light of the expected changes in our market. We have defined three core areas of growth for the Group: mobile communications, broadband and business customers. We intend to concentrate our efforts on these areas from an integrated Group perspective. In this context, we will gear ourselves more and more to the relevant customer segments across all divisions. These are the mass market of residential customers, the large market of business customers, and the highly specialized market of key accounts and system solutions customers.

In the future, the Group as a whole will focus more heavily on our customers under the "T" brand, with integrated telecommunications companies operating from the customer's perspective. We will expand internationally, particularly in the area of mobile communications. In addition, we will use our growth opportunities in IT services and in the portal business. Our goal is to become the leader in our industry in terms of profitable growth.

Capitalizing on the new momentum. Spirit, commitment, success - this is the title of our 2003 Annual Report. And these words also sum up the efforts we made during the past year to improve ourselves and our Company. We were determined to put our Company back on track and we certainly gave it our all. It was not easy, but our efforts have paid off.

We have recovered from our slump and have created new impetus. We want our shareholders to benefit from our new momentum as soon as possible. For this reason, we are determined to pay a dividend for the current financial year in 2005 once again. I would like to thank you, as the owners of our Company, for your confidence in us - particularly during recent difficult times.

I would also like to thank all of the employees in our Group. We asked a lot of them during the past year, but it was worth it and we all can hold our heads high.

We have taken great strides. 2003 was the year of the turnaround. We not only achieved our financial targets for 2003, we even exceeded them in key areas. We will now have to consolidate our positive business development further so that Deutsche Telekom - your company - can grow profitably in the long term. We, the management and employees of Deutsche Telekom, will do all we can to achieve this goal.

Bonn, March 2004


/s/ Kai-Uwe Ricke
-----------------------------------
Kai-Uwe Ricke
Chairman of the Board of Management

10


From left to right:

[PHOTO]                                                                  [PHOTO]
Kai-Uwe Ricke                                                      Rene Obermann

[PHOTO]                                                                  [PHOTO]
Dr. Karl-Gerhard Eick                                             Thomas Holtrop

[PHOTO]                                                                  [PHOTO]
Dr. Heinz Klinkhammer                                            Konrad F. Reiss

[PHOTO]
Josef Brauner

                                                        To our shareholders
                                                    The Board of Management   11


The Board of Management of Deutsche Telekom AG in 2003.

Kai-Uwe Ricke. Chairman of the Board of Management of Deutsche Telekom AG. Born in 1961. Kai-Uwe Ricke was appointed Chairman of the Board of Management of Deutsche Telekom AG effective from November 15, 2002. Following an apprenticeship at a bank and studies at the Schloss Reichartshausen European Business School, he started his career as assistant to the board of Bertelsmann AG in Gutersloh. He then took up the position as head of sales and marketing of the Bertelsmann subsidiary Scandinavian Music Club AG in Malmo, Sweden. Between 1990 and June 1995, Kai-Uwe Ricke was managing director of Talkline Verwaltungsgesellschaft mbH and of Talkline PS Phone Service GmbH, both located in Elmshorn. From July 1995 to December 1997, he was chairman and managing director of Talkline GmbH. In January 1998, he took over as Chairman of the Managing Board of DeTeMobil Deutsche Telekom Mobilnet GmbH. In February 2000, he was appointed Chairman of the Board of Management of the newly founded T-Mobile International AG. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. Before taking over as Chairman, he was responsible for Deutsche Telekom's mobile communications and online busniess as Chief Operating Officer (COO).

Dr. Karl-Gerhard Eick. Board member responsible for Finance and Controlling. Deputy Chairman of the Board of Management. Born in 1954. He studied business administration in Augsburg, where he earned his doctorate in 1982. Until 1988, he worked in various positions at BMW AG in Munich, most recently as head of controlling in the department of the chairman of the board of management. From 1989 to 1991, Dr. Eick was responsible for controlling at WMF AG in Geislingen, and then took over the controlling, planning and IT unit at the Carl Zeiss group in Oberkochen (until 1993). From 1993 to 1998, Dr. Eick was chief financial officer at Gehe AG in Stuttgart, which is part of the Haniel group. In 1999, he moved to the group's strategic management holding company, Franz Haniel & Cie GmbH in Duisburg, and as member of the managing board assumed responsibility for controlling, business administration and IT. Since January 2000, he has been Member of the Deutsche Telekom Board of Management responsible for Finance and Controlling.

Dr. Heinz Klinkhammer. Board member responsible for Human Resources. Born in 1946. He studied law and business administration, and received his legal doctorate in 1977 at Freie Universitat Berlin. He began his career at the Institute for German and European Labor, Social and Economic Law in Berlin, and then moved on to be a labor court judge in Krefeld and Oberhausen. Between 1979 and 1990, Dr. Klinkhammer worked at the Ministry for Labor, Health and Social Affairs of the regional state of North-Rhine/Westphalia in various management functions, ultimately as the head of Central Matters. In 1991 he was appointed labor director at the Krupp Mannesmann GmbH iron and steel works. From April 1992, he performed the same function as member of the board of management of Mannesmannrohren-Werke AG. In February 1996, the Supervisory Board of Deutsche Telekom AG appointed Dr. Klinkhammer Member of the Board of Management responsible for Human Resources and Arbeitsdirektor (Director of Industrial Relations). He is also in charge of Group Organization.

Josef Brauner. Board member responsible for T-Com. Born in 1950. He started his sales career in the U.S. company Avery in 1971, following his commercial and technical education in Munich. In 1975, he became the branch manager for Germany, Austria and Switzerland. In 1980, Josef Brauner as sales manager joined Sony Deutschland GmbH in Munich where, in 1982, he was appointed branch manager. After joining Arnold & Richter Cinetechnik (Arri) in Munich, he returned to Sony in 1986 where he was appointed member of the managing board in 1988 and chairman of the managing board in 1993. In June 1997, he was appointed Head of Sales and Distribution at Deutsche Telekom. He has been a Member of the Deutsche Telekom Board of Management since 1998. Initially he was responsible for the Sales and Customer Care board department. From May 1, 2001 to January 31, 2003, Josef Brauner was in charge of the board department for T-Com and T-Systems (acting responsibility). Since February 1, 2003, he has been Member of the Deutsche Telekom Board of Management responsible for T-Com and CEO of T-Com.

Rene Obermann. Board member responsible for T-Mobile. Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, Rene Obermann established the trading company ABC Telekom based in Munster in 1986. He was managing partner of the successor company Hutchison Mobilfunk GmbH from 1991 and chairman of the managing board from 1994 to 1998. He was also chairman of the former German Association of Mobile Communication Service Providers (VAM) in 1995 and 1996. From April 1998 to March 2000, Rene Obermann was Managing Director of T-Mobile Deutschland responsible for Sales, and then assumed the position of Chairman of the Managing Board (until March 2002). From June 2001 to December 2002, he was Member of the Board of Management of T-Mobile International AG responsible for European Operations and Group Synergies. Rene Obermann has been Member of the Deutsche Telekom Board of Management responsible for T-Mobile since November 2002 and was also appointed Chairman of the Board of Management of T-Mobile International AG in December 2002.

Thomas Holtrop. Board member responsible for T-Online. Born in 1954. After studying psychology, in 1981 he embarked on a career with Club Mediterranee Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. As of 1996, Thomas Holtrop helped set up BANK 24 AG as General Representative, and as of 1997 was member of the board of management of Deutsche Bank 24 AG. Thomas Holtrop has been Chairman of the Board of Management of T-Online International AG since January 1, 2001. He was also appointed to the Board of Management of Deutsche Telekom AG on December 1, 2002.

Konrad F. Reiss. Board member responsible for T-Systems. Born in 1957. Following studies in business administration in Berlin and Erlangen-Nuremberg and initial career steps, he became founding managing director of two consultancy firms in 1986. After selling these companies to Cap Gemini, Konrad F. Reiss held various management positions within the Cap Gemini group: From 1993 he was global head of LMR Discipline (Leadership, Mobilization & Renewal), from 1994 European head of the DI/ DS Market Team (Diversified Industries/Diversified Services), from 1995 head of the Central Region and member of the Global Executive Board of the Gemini Consulting group. He was also Managing Director of Cap Gemini Deutschland from 1998. In 2000 he moved to join the board of management of DaimlerChrysler Services AG where he was responsible for debis IT Services (CEO debis Systemhaus). In 2001 he established BlueChip Business Laboratories. In January 2003, he was appointed Member of the Board of Management of Deutsche Telekom AG and Chairman of the T-Systems Board of Management.

12


                                    [PHOTO]

                                                        To our shareholders
                                                 Supervisory Board's report   13


Supervisory Board's report to the
2004 shareholders' meeting.

Despite the difficult economic environment, the 2003 financial year saw key successes for Deutsche Telekom AG in reducing debt and striving to generate net income once again in the interests of the shareholders after having recorded a loss in 2002. The Board of Management pursued this aim in 2003 with great success, receiving intensive support from the Supervisory Board in its legal capacity as advisor and supervisor.

Supervisory Board activities in the 2003 financial year. As a legal requirement, the Board of Management regularly informed the Supervisory Board in written and oral form about management planning, business developments, and individual transactions of major importance to the Company and its principal subsidiaries and associated companies. Decisions of strategic importance were submitted to the Supervisory Board for approval. In particular, business development was discussed regularly in the Supervisory Board meetings. In addition to the Board of Management reports, the Chairman of the Supervisory Board was informed by the Board of Management, and especially its Chairman, about results of business activities and significant events as part of their continuous dialog.

In addition to regular reports, the following issues were discussed in greater detail by the Supervisory Board:

o Measures of the Group to increase efficiency, reduce debt, and improve results (the so-called Triple-E program);

o Results of the impairment tests according to FAS 141, 142 that must be carried out in regular intervals under the American accounting standards U.S. GAAP, and review of the accounting method used for intangible assets in accordance with German GAAP;

o    Development of the regulatory and competitive environment;

o The status of major projects, above all the Toll Collect project, in the Deutsche Telekom Group;

o Development of staff requirements and workforce levels in the Deutsche Telekom Group;

o Continued amendment of the Company's statutes to comply with the principles of good corporate governance, giving particular consideration to international standards in connection with Deutsche Telekom's listing on the New York Stock Exchange;

o    Changes in the shareholdings portfolio of the Deutsche Telekom Group.

Organization of the Supervisory Board's activities. To increase the efficiency of its work, and taking into consideration the specific requirements made of the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders' and employees' interests):

The General Committee is responsible for the preparation of the meetings and major decisions of the Supervisory Board as well as for all matters relating to the individual members of the Board of Management. Its members are Dr. Manfred Overhaus, Franz Treml, Wilhelm Wegner, and Dr. Klaus Zumwinkel (committee chairman).

The Finance Committee deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the Chairman of the Supervisory Board or the Supervisory Board as a whole for review and advice. The members of the Finance Committee are Dr. Manfred Overhaus, Dr. Klaus G. Schlede (committee chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, and Wilhelm Wegner.

The Audit Committee deals with issues relating to accounting and risk management, the requisite independence of auditors, the awarding of the audit contract, the stipulation of the main focuses of the audit and the agreement on fees as well as, within the scope of mandatory German law, with all tasks assigned to the Audit Committee under existing U.S. law for listed companies headquartered outside the United States of America. The members of the Audit Committee are Dr. Manfred Overhaus, Dr. Klaus G. Schlede (committee chairman) Wolfgang Schmitt, Franz Treml, Bernhard Walter and Wilhelm Wegner.

14


Until October 2003, the duties of the Finance Committee and the Audit Committee were dealt with together in one committee. The tasks of the Finance Committee were separated from those of the Audit Committee due to a special requirement under U.S. law applying to the audit committees of companies listed in the United States.

The Staff Committee deals with personnel matters of Deutsche Telekom AG, in particular the Company's staff structure and human resources development and planning. The members of the committee are Dr. Dieter Hundt, Franz Treml (committee chairman), Wilhelm Wegner and Dr. Klaus Zumwinkel.

The Mediation Committee required pursuant to Section 27 (3) of the German Codetermination Act performs the duties incumbent on it under the law. Its members are Dr. Dieter Hundt, Franz Treml, Wilhelm Wegner and Dr. Klaus Zumwinkel (committee chairman).

The chairman of each committee regularly informed the Supervisory Board of the content and results of committee meetings.

Meetings of the Supervisory Board. In the 2003 financial year, the Supervisory Board held five regular and six extraordinary meetings. The General Committee of the Supervisory Board met nine times during the year under review, thus supporting the Supervisory Board's activities. The Supervisory Board's Staff Committee met twice. The Finance and Audit Committee held four meetings in 2003 financial year, the Audit Committee two and the Finance Committee one. The Mediation Committee did not meet during the 2003 financial year. There were no conflicts of interest in 2003 and no events with regard to the frequency of the Board members' participation in Supervisory Board meetings that are subject to reporting.

Conflicts of interest. The Supervisory Board is not aware of any conflicts of interest of a Supervisory Board member in the 2003 financial year.

Corporate governance. The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company's shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law have therefore been integrated in the Company's statutes. In December 2003, the Board of Management and Supervisory Board issued the required Declaration of Conformity with the Corporate Governance Code as amended. In addition, the Company's corporate governance policy is also being presented in a separate chapter of this Annual Report.

In line with the German Corporate Governance Code, the Supervisory Board carried out an efficiency audit in the 2003 financial year to review its activities.

Changes in the composition of the Board of Management. As already disclosed in the Supervisory Board's report to the 2003 shareholders' meeting, on January 16, 2003 Konrad F. Reiss was appointed member of the Company's Board of Management with effect from January 20, 2003. Mr. Reiss is responsible for the T-Systems subgroup and is Chairman of the T-Systems International GmbH Board of Management. This appointment concluded the reorganization of the Board of Management launched in 2002, aligning it to the divisional structure of the Company.

Changes in the composition of the Supervisory Board. Shareholders' representatives: As stated in last year's Supervisory Board report, Dr. Andre Leysen retired from the Supervisory Board on February 28, 2003 for reasons of age. He was replaced by Dr. Klaus Zumwinkel who was appointed to the Supervisory Board by order of court in accordance with Section 104 (1) of the German Stock Corporation Act (AktG) on March 7, 2003. On March 14, 2003, Dr. Winkhaus resigned as Chairman of the Supervisory Board. On the same day, Dr. Klaus Zumwinkel was elected as the new Chairman of the Supervisory Board.

Upon the closing of the shareholders' meeting on May 20, 2003, the long-standing members of the Supervisory Board, Gert Becker, Prof. Helmut Sihler and Dr. Hans-Dietrich Winkhaus resigned from the Supervisory Board. The 2003 shareholders' meeting newly elected Dr. Klaus G. Schlede, Dr. Hans-Jurgen Schinzler and Dr. Wendelin Wiedeking to the Supervisory Board with effect from May 20, 2003. In addition, Dr. Manfred Overhaus and Dr. Klaus Zumwinkel, who had previously been appointed to the Supervisory Board by order of court, were elected by the shareholders' meeting as members of the Supervisory Board.

                                                        To our shareholders
                                                 Supervisory Board's report   15


Employees' representatives: Rudiger Schulze resigned from office as Deputy Chairman of the Supervisory Board with effect from July 1, 2003. He was replaced by Franz Treml, who was appointed to the Supervisory Board on July 8, 2003 by order of court. On August 21, 2003 the Supervisory Board elected Mr. Treml as Deputy Chairman of the Supervisory Board.

The Supervisory Board would like to thank the former members of the board for the effort they committed to the good of the Company over many years.

Review of annual financial statements of the parent company and consolidated financial statements for the 2003 financial year. The annual financial statements, the consolidated financial statements, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, and the Board of Management's proposal for appropriation of net income, which were all prepared and duly submitted by the Board of Management, together with the appropriate auditors' reports were presented to all members of the Supervisory Board. The Supervisory Board reviewed the documents submitted to it.

The audit firms, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft (Frankfurt/Main) and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprufungsgesellschaft (Stuttgart), audited the annual financial statements of Deutsche Telekom AG, the consolidated financial statements and the combined management report of the parent company and the Group as of December 31, 2003, together with the bookkeeping systems, in accordance with statutory provisions, and issued unqualified audit opinions. In addition, the auditors reported personally on the above issues, as well as the U.S. financial statements prepared in accordance with 20-F, during the Supervisory Board meeting held on March 25, 2004 and the preparatory meeting of the Audit Committee on March 22, 2004.

During its March meeting the Supervisory Board was also informed about the results of the audit and raised no objections. In compliance with Section 171 of the German Stock Corporation Act, the Supervisory Board examined the annual financial statements of the parent company and the consolidated financial statements of the Deutsche Telekom Group, the management report of Deutsche Telekom AG and the Deutsche Telekom Group, the proposal on appropriation of net income, and the risk report, and approved the annual financial statements of the parent company and the consolidated financial statements. The annual financial statements are thereby approved.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprufungsgesellschaft also audited the report disclosing relations with affiliated companies ("Dependent Company Report") that was prepared by the Board of Management in compliance with Section 312 of the German Stock Corporation Act. The auditors reported on the results of their audit and issued the following audit certificate:

"Based on the results of our statutory audit and our judgment we confirm that:

1.   the actual information included in the report is correct;

2. the Company's compensation with respect to the transactions listed in the report was not inappropriately high."

The Supervisory Board examined the Board of Management's report disclosing relations with affiliated companies. It did not raise any objections to the Board of Management's final statement contained in the report or to the results of the audits conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprufungsgesellschaft.

The Supervisory Board would like to thank the members of the Board of Management and all the men and women who work for Deutsche Telekom for their dedicated commitment in the 2003 financial year.

Bonn, March 25, 2004
The Supervisory Board


/s/ Dr. Klaus Zumwinkel
--------------------------------------
Dr. Klaus Zumwinkel
Chairman

16


Members of the Supervisory Board of Deutsche Telekom AG 2003.

Dr. Klaus Zumwinkel. Member of the Supervisory Board since March 7, 2003. Chairman of the Supervisory Board since March 14, 2003. Chairman of the Board of Management of Deutsche Post AG, Bonn

Franz Treml. Member of the Supervisory Board since July 8, 2003. Deputy Chairman of the Supervisory Board since August 21, 2003. Deputy Chairman of ver.di trade union, Berlin

Gert Becker. Member of the Supervisory Board from January 1, 1995 to May 20, 2003. Former Chairman of the Board of Management of Degussa AG, Dusseldorf

Monika Brandl. Member of the Supervisory Board since November 6, 2002. Member of the Central Works Council at Deutsche Telekom AG, Bonn

Josef Falbisoner. Member of the Supervisory Board since October 2, 1997. Head of ver.di District of Bavaria

Dr. Hubertus von Grunberg. Member of the Supervisory Board since May 25, 2000. Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al

Lothar Holzwarth. Member of the Supervisory Board since November 6, 2002. Chairman of the Works Council at Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart

Dr. sc. techn. Dieter Hundt. Member of the Supervisory Board since January 1, 1995. Managing Shareholder of Allgaier Werke GmbH, Uhingen, and President of the Confederation of German Employers' Associations (BDA), Berlin

Dr. h. c. Andre Leysen. Member of the Supervisory Board from January 1, 1995 to February 28, 2003. Honorary Chairman of the Board of Directors of Gevaert NV, Mortsel/Antwerp

Waltraud Litzenberger. Member of the Supervisory Board since June 1, 1999. Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz

Michael Loffler. Member of the Supervisory Board since January 1, 1995. Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden

Dr. Manfred Overhaus. Member of the Supervisory Board since November 28, 2002. State Secretary, Federal Ministry of Finance, Berlin

Hans W. Reich. Member of the Supervisory Board since May 27, 1999. Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main

Dr. jur. Hans-Jurgen Schinzler. Member of the Supervisory Board since May 20, 2003. Member of the Supervisory Board of Munchener
Ruckversicherungs-Gesellschaft AG, Munich (Chairman of the Board of Management of Munchener Ruckversicherungs-Gesellschaft AG until December 31, 2003)

Dr. Klaus G. Schlede. Member of the Supervisory Board since May 20, 2003. Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

Wolfgang Schmitt. Member of the Supervisory Board since October 2, 1997. Executive Vice President, Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart

Rudiger Schulze. Member and Deputy Chairman of the Supervisory Board between March 29, 1999 and June 30, 2003. Former Head of Department 9 at ver.di trade union, Berlin

Prof. Dr. Helmut Sihler. Member of the Supervisory Board from July 1, 1996 to May 20, 2003. Chairman of the Supervisory Board from July 1, 1996 to May 25, 2000. Vice Chairman of the Board of Directors of Novartis AG, Basle

Michael Sommer. Member of the Supervisory Board since April 15, 2000. Chairman of the German Trade Union Federation (DGB), Berlin

Ursula Steinke. Member of the Supervisory Board since January 1, 1995. Chairwoman of the Works Council at T-Systems CDS GmbH, Northern District Branch Office, Kiel

Prof. Dr. h. c. Dieter Stolte. Member of the Supervisory Board since January 1, 1995. Publisher of the "Welt" and "Berliner Morgenpost" newspapers, Berlin

Bernhard Walter. Member of the Supervisory Board since May 27, 1999. Dresdner Bank AG, Frankfurt/Main

Wilhelm Wegner. Member of the Supervisory Board since July 1, 1996. Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

Dr. Wendelin Wiedeking. Member of the Supervisory Board since May 20, 2003. Chairman of the Board of Management of Dr. Ing. h.c.F. Porsche AG, Stuttgart

Dr. Hans-Dietrich Winkhaus. Member of the Supervisory Board from May 27, 1999 to May 20, 2003. Chairman of the Supervisory Board from May 25, 2000 to March 14, 2003. Member of the Shareholders' Committee of Henkel KGaA, Dusseldorf

                                                        To our shareholders
                      Members of the Supervisory Board/Corporate governance   17


Corporate governance.

Sound, systematic corporate governance is particularly important for an international group such as Deutsche Telekom with its numerous subsidiaries and associated companies. Therefore, the Company complies not only with German national regulations (such as the Corporate Governance Code), but also with international standards as applicable to companies listed on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In accordance with item 3.10 of the German Corporate Governance Code, Deutsche Telekom reports on its corporate governance activities as follows:

In the 2003 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Group as well as the content of the Corporate Governance Code and its amendment, and decided to comply in future with all but one of the recommendations of the Code as amended.

The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released the following Declaration of Conformity with the German Corporate Governance Code on December 16, 2003:

Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act

I. "The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of last year's declaration of confirmity pursuant to Section 161 of the German Stock Corporation Act on December 19, 2002, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on November 26, 2002 in the official section of the electronic Federal Gazette (Bundesanzeiger), with the following exceptions:

     Members of the Supervisory Board have not received performance-related compensation. Membership in committees was acknowledged by granting an attendance fee; committee chairpersons did not receive separate compensation (item 5.4.5 of the Code).

     The consolidated financial statements were not made publicly accessible within 90 days of the end of the financial year, and the interim reports were not made publicly accessible within 45 days of the end of the period under review (item 7.1.2 of the Code).

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 4, 2003 in the official section of the electronic Federal Gazette (Bundesanzeiger), with the following exceptions:

     Members of the Supervisory Board do not receive performance-related compensation. Membership in committees is acknowledged by granting an attendance fee; committee chairpersons do not receive separate compensation (item 5.4.5 of the Code). The Board of Management and the Supervisory Board intend, however, to propose to the next shareholders' meeting on May 18, 2004 that the remuneration of the Supervisory Board as prescribed in the Articles of Incorporation be amended to comply with the Code."

18


This Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.de) via the following path: English/Investor Relations/Corporate governance/Declaration of Conformity. Beyond the scope of the recommendations of the Code, Deutsche Telekom also follows suggestions as outlined in the Code, with a few exceptions. To date, the Company has not complied with the suggestion that members of the Supervisory Board should receive variable compensation linked to the long-term performance of the Company. The Board of Management and the Supervisory Board intend, however, to propose to the next shareholders' meeting on May 18, 2004 that the remuneration of the Supervisory Board as prescribed in the Articles of Incorporation be amended to comply also with the suggestion of the Code. In its 2002 Annual Report, the Company also did not conform with the suggestion for individualized disclosure of the Board of Management members' compensation. The Company has decided to disclose this information individually from this Report onwards. There has been no reason to date for the Board of Management and the Supervisory Board to consider the suggestions that the appointment period of five years for first-time appointments for members of the Board of Management should not be the rule (item
5.1.2 of the Code) and that an extraordinary shareholders' meeting should be called, if appropriate, if the Company should receive a take-over bid.

Deutsche Telekom AG and its shareholders. Deutsche Telekom AG has over three million shareholders worldwide. Due to the wide distribution of shares, the Company makes every effort to keep its shareholders up to date on company developments. To enable a continuous flow of information, the Company created the T-Share forum (Forum T-Aktie) which gives shareholders news on current developments and events on a regular basis. Furthermore, the Deutsche Telekom AG website (www.telekom.de) contains extensive information for retail and institutional investors. The company newsletter, which appears at regular intervals, is another source of useful information for shareholders. This newsletter can be ordered online at the site indicated above.

Non-classified company information is published on the Deutsche Telekom website in German and English.

Deutsche Telekom AG shareholders exercise their voting rights at the shareholders' meeting either by casting votes themselves or by having their votes cast by a proxy of their choice or by an official proxy voter from the Company. Deutsche Telekom AG was one of the first German companies to offer its shareholders the option of participating in the shareholders' meeting and casting votes over the Internet. The Company provides proxy voters who are empowered to receive changes to the shareholders' vote via e-mail even during the shareholders' meeting.

Cooperation between the Supervisory Board and the Board of Management. The Board of Management and the Supervisory Board are in regular contact. The Supervisory Board of Deutsche Telekom AG meets five times a year, thus exceeding the minimum statutory requirement. The Board of Management keeps the Supervisory Board fully informed of all relevant business developments, plans, and potential risk as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the Supervisory Board beyond statutory requirements. The work of the Board of Management and the Supervisory Board is specified in Rules of Procedure.

The areas of responsibility assigned to individual Board of Management members reflect the Company's divisional structure and consist of seven Board of Management departments. Centralized management responsibilities are assigned to the Chairman of the Board of Management, the Board member responsible for Finance and Controlling, and the Board member responsible for Human Resources. In addition, one member of the Board of Management is responsible for each of the divisions T-Com, T-Mobile International AG, T-Online International AG, and T-Systems International GmbH. The member of the Board of Management responsible for the T-Com division is also Chairman of the T-Com Board of Management. The members of the Board of Management responsible for the remaining divisions are also chairmen of the respective management bodies of the T-Mobile, T-Online, and T-Systems divisions. As a rule, members of the Board of Management should not be older than 62 years of age.

                                                        To our shareholders
                                                       Corporate governance   19


Avoiding conflicts of interest. Board of Management members and Supervisory Board members are obliged to immediately disclose any conflicts of interest to the Supervisory Board. There were no such instances of conflict in 2003. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to the approval of the General Committee of the Supervisory Board. In addition to the regulation laid out in
Section 15a of the German Securities Trading Act, the Company has issued Guidelines on Insider Trading which regulate trading of Deutsche Telekom Group securities by Board members, executive officers and employees, and ensure the necessary degree of transparency. Deutsche Telekom AG publishes details of any transactions subject to reporting obligations on the Internet at www.telekom.de under: English/Investor Relations/Corporate governance/Directors' dealings.

Compensation of the Board of Management and the Supervisory Board. Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year. In addition, the General Committee of the Supervisory Board may decide that the Board of Management should be granted variable compensation components linked to the long-term performance of the Company, so-called long-term incentives. To date, these long-term incentives have been in the form of stock options from the 2001 Stock Option Plan. No options were granted to the Board of Management from this stock option plan in the 2003 financial year. The compensation of the members of the Board of Management for the 2003 financial year is reported individually in the notes to the financial statements in the Annual Report, in accordance with the recommendations of the German Corporate Governance Code.

Remuneration accruing to Supervisory Board members was last determined by virtue of a resolution passed at the 2000 shareholders' meeting and is described in
Section 13 of the Articles of Incorporation. The members of the Supervisory Board receive EUR 25,000 per year. The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times that amount. Members of the Supervisory Board who were not in office for the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses. The compensation of the members of the Supervisory Board for the 2003 financial year is reported individually in the notes to the financial statements in the Annual Report, in accordance with the recommendations of the German Corporate Governance Code.

The compensation of the Supervisory Board for the 2003 financial year does not include any variable components linked to the long-term performance of the Company. In order to improve future conformity with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) with regard to the compensation of the members of the Supervisory Board, the Board of Management and the Supervisory Board intend to propose to the next shareholders' meeting on May 18, 2004 that the compensation of the Supervisory Board as prescribed in the Articles of Incorporation be amended to comply with the Code.

Composition of the Supervisory Board. The Supervisory Board of Deutsche Telekom AG consists of twenty members, specifically ten representatives of the shareholders and ten of the employees. The Supervisory Board members representing the shareholders are elected by simple majority at the shareholders' meeting. The Board members representing employees are elected by the employees according to the provisions of the German Codetermination Act. The terms of office of the individual members of the Supervisory Board end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to changes in requirements.

20


Tasks assigned to the Supervisory Board. The Supervisory Board advises the Board of Management in issues concerning the governing of the Company and supervises its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in Rules of Procedure. To clarify the submission requirements on the part of the Board of Management, the Supervisory Board has defined a catalogue of transactions subject to approval. This catalogue forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively.

In order to perform its tasks more effectively, the Supervisory Board has formed various committees: the Mediation Committee as required under Section 27 (3) of the German Codetermination Act, the General Committee to prepare Supervisory Board meetings and deal with personnel matters at Board of Management level for final decision by the general assembly of the Supervisory Board, the Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management, the Finance Committee to deal with complex financial issues and with budgets, and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with annual financial statements before they are discussed by the full Supervisory Board. Until October 2003, the duties of the Finance Committee and the Audit Committee were dealt with together in one committee.

The Supervisory Board has set an age limit. In future, no person shall be proposed at the shareholders' meeting for election to the Supervisory Board if, during the term of office for which he or she would have been elected, that person would have reached his/her 72nd birthday.

To the extent permitted by law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate the decision-making process in the interests of the Company.

The Chairperson of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his/her organizational duties in the Supervisory Board, the Chairperson of the Supervisory Board maintains regular contact with the Chairperson of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company's strategy, business developments, and risk management policy and to discuss these with the Board of Management. In this context, the Chairperson of the Board of Management advises the Chairperson of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

Risk management. Appropriate management of risks arising in connection with the Company's business activities is of vital importance to the Board of Management and the Supervisory Board. Both the Board of Management and the Supervisory Board receive regular reports from the Risk Management department of the Company concerning current risks and their development. The risk management system in place at Deutsche Telekom AG is evaluated by the external auditors and is constantly being expanded and improved. Details on the topic of risk management can be found in the appropriate chapter of this Annual Report.

Accounting and audit of financial statements. An agreement has been reached with the company auditors that the Chairperson of the Supervisory Board/Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors' report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. In addition, the auditing firms undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the Declaration of Conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board.

Management report 2003

Combined management report of the Deutsche Telekom Group
and Deutsche Telekom AG for the 2003 financial year                           24
The economic environment                                                      28
Development of business in 2003                                               31
Purchasing                                                                    40
Research and development                                                      42
Employees                                                                     44
Sustainability and environmental protection                                   48
Risk management                                                               50
Key events after December 31, 2003                                            56
Outlook                                                                       57

The T-Share                                                                   62

                                    [GRAPHIC]

                                    Passion.
                         Show courage. Inspire courage.
                   Courage and passion are a sign of strength.

                                    [GRAPHIC]

24


Deutsche Telekom. Combined management report of the Deutsche Telekom Group and Deutsche Telekom AG for the 2003 financial year.

o    Debt reduction target for 2003 reached ahead of schedule

o    Substantial rise in net cash provided by operating activities

o    Net income - back in the black

o    Net revenue increased 4.0 percent to EUR 55.8 billion

o    T-Com boosts its growth opportunities with T-DSL and its own brand identity

o    T-Mobile achieves strong growth in revenues and subscriber numbers

o    T-Systems increases efficiency through focus program

o    T-Online expands its customer base once again

o    Profitable growth will be the focus in 2004

--------------------------------------------------------------------------------
Key financial figures for the Deutsche Telekom Group
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------
(billions of (euro))                   2003     2002       2001     2000      1999
------------------------------------------------------------------------------------
Net revenue                             55.8      53.7      48.3      40.9      35.5
------------------------------------------------------------------------------------
   of which: international revenue      21.1      18.4      13.2       7.8       4.1
------------------------------------------------------------------------------------
Net income/(loss)                        1.3     (24.6)     (3.5)      5.9       1.3
------------------------------------------------------------------------------------
Net cash provided by operating
   activities                           14.3      12.5      11.9      10.0       9.6
------------------------------------------------------------------------------------
Cash outflows from investments
   in intangible assets (excluding
   goodwill) and property, plant,
   and equipment                        (6.0)     (7.6)    (10.9)    (23.5)     (6.0)
------------------------------------------------------------------------------------
Free cash flow (before dividend)         8.3       4.8       1.1     (13.5)      3.6
------------------------------------------------------------------------------------
Number of employees at year-end      248,519   255,969   257,058   227,015   195,788
------------------------------------------------------------------------------------

The 2003 financial year was very satisfactory overall for Deutsche Telekom. The Group achieved one of its most important goals for the year well before year's end. The objective of the "6 plus 6" debt reduction program launched in the fourth quarter of 2002 (to reduce net debt to three times adjusted EBITDA) was achieved in the third quarter of 2003. The success of this debt reduction was mainly due to strong net cash provided by operating activities, reduced investments, cash inflows from the sale of non-core activities, and exchange rate effects. By the end of the year, the Deutsche Telekom Group had reduced its net debt by EUR 14.5 billion, totaling EUR 46.6 billion at December 31, 2003.

The fact that the Group is once again generating net income is also encouraging. After reporting a net loss in 2002 due to higher depreciation and amortization, the Group generated net income of EUR 1.3 billion in 2003.

Net revenue rose by 4.0 percent to EUR 55.8 billion in 2003, thus continuing the positive development of previous years. The main contribution to this increase was made by mobile communications.

The share of net revenue generated through international activities rose from
34.3 percent in 2002 to 37.9 percent in 2003.

Net cash provided by operating activities increased once again year-on-year. Besides tax refunds and lower net interest payments, the strong growth of EUR
1.8 billion to EUR 14.3 billion in the period under review was mainly attributable to the marked improvement in operational business.

                                                     Management report 2003   25


Upgrading subscriber lines helps consolidate fixed-network subscriber base within the Group. The total number of standard analog lines and ISDN channels within the Group dropped slightly from 58.1 million in 2002 to 57.9 million at the end of 2003. Whereas the number of standard analog lines decreased due to competition, the migration to more advanced lines continued. Demand for ISDN, for instance, continued to develop positively in 2003. The number of ISDN channels throughout the Group increased 5.6 percent year-on-year to 24.6 million.

T-Com boosts its growth opportunities with T-DSL and its own brand identity. The number of DSL subscribers continued to increase in the 2003 financial year. The number of broadband lines in operation rose more than 41 percent to 4.1 million in the year under review, which demonstrates that T-Com is continuing its DSL success story. New products like "T-DSL 1500" and "T-DSL Business" were also launched and marketed successfully in Germany.

In an effort to systematically promote the expansion of the fixed-line broadband segment, T-Com focused on achieving further strong growth in T-DSL and on exploiting synergies. The implementation of Wireless LANs (W-LANs) prepared the ground for wireless T-DSL access for PCs in 2003. T-Com systematically realized the potential of combining WLANs with T-DSL in customer-oriented solutions and services.

In August 2003, T-Com was launched as the fixed-network division of the Deutsche Telekom Group with its own brand identity. The aim is to establish the T-Com brand in the minds of customers as a symbol of high-quality, future-oriented fixed-network services. This will help T-Com to consolidate its position as market leader for fixed-line services in Germany and improve its long-term growth potential.

--------------------------------------------------------------------------------
Deutsche Telekom Group: Trend towards advanced subscriber lines continues Narrowband lines and ISDN channels*
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                2001   2002   2003
                ----   ----   ----
                     (million)
ISDN channels   21.0   23.3   24.6
Analog lines    36.5   34.8   33.3
                ----   ----   ----
                57.5   58.1   57.9
                ----   ----   ----

*    Including lines for internal use and including MATAV's subsidiary Maktel.

--------------------------------------------------------------------------------
Successful development of the broadband market: DSL lines (T-Com) in operation
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

2001   2002   2003
----   ----   ----
      (million)
1.4     2.9    4.1

26


--------------------------------------------------------------------------------
T-Mobile's majority shareholding: Strong growth in subscriber base
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                       2001     2002     2003
                       ----     ----     ----
                              (millions)
Other(1, 2)             5.0      7.0      8.0

T-Mobile UK(3)         10.4     12.4     13.6

T-Mobile USA            7.0      9.9     13.1

T-Mobile Deutschland   23.1     24.6     26.3
                       ----     ----     ----
                       45.5(1)  53.9(1)  61.1(1)
                       ----     ----     ----

(1)  Total amounts calculated on the basis of precise figures.

(2) Other: T-Mobile Austria, T-Mobile Czech Republic, and T-Mobile Netherlands (from 2002).

(3)  T-Mobile UK including Virgin Mobile.

--------------------------------------------------------------------------------
T-Systems Computing Services: Processor performance expanded continuoulsly
--------------------------------------------------------------------------------

(MIPS - million instructions per second)

 2001     2002     2003
------   ------   ------
79,122   92,968   113,723

T-Mobile again achieves strong growth in subscriber numbers and revenue. As in previous years, the mobile communications subsidiaries of the T-Mobile division continued to achieve strong growth in revenue and subscriber numbers in 2003. T-Mobile USA was particularly successful, improving its position on the North American market considerably. Over the course of 2003, T-Mobile USA's customer base grew by more than 32 percent to 13.1 million. In the UK, the number of mobile communications subscribers rose almost 10 percent to 13.6 million. T-Mobile Netherlands and T-Mobile Czech Republic also increased their customer bases. In Austria, subscriber numbers held steady despite intense competition. And with 26.3 million customers in Germany, T-Mobile remained the undisputed leader among mobile communications providers on its home market. Despite unfavorable exchange rate trends, the T-Mobile division increased its total revenue by 15.4 percent to EUR 22.8 billion in 2003. Including the mobile subscribers of the T-Com companies Westel (indirectly, via MATAV) and HT mobilne Komunikacije, the total number of mobile subscribers served by the Deutsche Telekom Group rose from 58.6 million in 2002 to 66.2 million at the end of 2003.

A focal point of activities during the 2003 financial year was the expansion of mobile data services. The use of Multimedia Messaging Services (MMS) was optimized with specially designed terminal devices. As a result, T-Mobile attracted a broad range of user groups to MMS.

T-Systems implements strategic focus measures and benefits from increased efficiency. T-Systems concentrated on organizational restructuring in 2003. The heart of the new strategy is to provide focused key-account management for T-Systems' highest-volume customers and to restructure the sales organization vertically along the four sectors, i.e., the Manufacturing, Telecommunications, Service & Finance, and Public & Healthcare industry lines. Additional elements of the new strategy include a focus on providing expert service and support, ensuring efficient global delivery, and achieving economies of scale within the service lines. T-Systems' new strategy also includes the establishment of strategic project acquisition teams dedicated to winning large-scale projects. The team signed its first big deals in the second half of 2003, and these deals show that the strategy program is off to a good start.

In addition to the strategic restructuring program, T-Systems is implementing a range of measures aimed at increasing efficiency and quality. To streamline cost structures and increase profitability, cost management was stepped up in all of T-Systems' business areas in 2003.

                                                     Management report 2003   27


T-Systems also restructured the marketing of its services into three levels of added value in the fourth quarter of 2003: ICT* infrastructure management, business solution design & implementation, and business process management. T-Systems has established so-called Focus Solutions for each of these levels. These are solutions for major business customers which are of special strategic importance to them and which serve as a driving force for their flexibility and competitive success.

T-Online expands its customer base and product range. T-Online recorded further subscriber growth of over 7 percent year-on-year in 2003. A key force driving the increase to a total of 13.1 million subscribers at the end of 2003 was the division's broad, yet customer-specific range of broadband products. As a result, some 0.8 million new customers chose a broadband access in 2003. Of T-Online's total customer base, broadband customers accounted for roughly 27 percent at the end of 2003. Thus, broadband is clearly an important growth factor for T-Online.

T-Online launched its restructured and redesigned homepage www.t-online.de in August 2003. The portal now combines the product areas for current issues, services, and shopping. The homepage has been redesigned to bring it in line with T-Online's combined business model, which attaches equal importance to the Internet access, content, services, e-commerce, and advertising segments.

In December 2003, T-Online acquired Scout24 AG, a transaction which received anti-trust approval in February 2004. This allows T-Online to pursue its strategy of expanding its value creation in the Internet growth sectors by adding a portfolio of its own high-potential online marketplaces. The Scout24 marketplaces are aimed at users in Germany, Switzerland, and other European countries. The well-established online marketplaces give T-Online additional potential for value creation and round out T-Online's range of services.

* ICT: Information and Communication Technology.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
T-Online's customer base expanded further
--------------------------------------------------------------------------------

2001   2002   2003
----   ----   ----
    (millions)
10.7   12.2   13.1

Profitable growth will be the Group's and divisions' focus in 2004. In 2004, we want to continue to build on the Group's 2003 successes by achieving profitable growth. With this in mind, we have drawn up a 6-item "Agenda 2004", which defines the areas of action within the divisions as well as the areas of coordination for collaboration among the divisions. This initiative is designed to strengthen and leverage the growth potential within the divisions and the Group.

28


The economic environment.

o    Global economy picks up

o    German economy stagnates again

o    Continued growth in the mobile communications market

o    Internet becomes established as the fourth mass medium

o    Amendments to German Telecommunications Act planned

--------------------------------------------------------------------------------
Gross domestic product (on the basis of 1995 prices)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

Changes over prior-year period in real terms (%)

1999   2000   2001   2002   2003
----   ----   ----   ----   ----
 2.0    2.9    0.8    0.2   -0.1

Source: Federal Statistical Office.

Global economy picks up. The global economy improved for the second time in a row in 2003. In the United States in particular, the economy picked up considerably, building on the slight recovery in 2002. Domestic demand was boosted by expansive economic policy, low interest rates, and the continued weakness of the U.S. dollar. There was also positive development in the emerging economies in Asia, as well as in Japan and the United Kingdom. These countries benefited primarily from a sharp increase in export activities and high domestic demand. In contrast, the economies in the euro zone lagged behind. The euro zone's economy stagnated throughout the entire first half of 2003 and did not pick up until the second half of the year.

According to estimates by the Institut fur Weltwirtschaft (Institute for World Economics), the United States and the United Kingdom recorded growth in their real gross domestic product (GDP, i.e., the value of all products and services produced within a country) of 3.1 percent and 2.0 percent respectively. By contrast, development of the euro zone economies was weaker, with a growth rate of just 0.5 percent.

Exchange rates for the world's major currencies changed significantly in 2003. The euro and the Japanese yen gained considerably against the U.S. dollar over the course of the year. If this exchange rate trend continues to intensify, it could jeopardize the recovery in the economies whose currencies are growing stronger.

Economy in Germany stagnates again. Despite a slight economic recovery in Germany in the second half of 2003, which was supported by foreign trade, real GDP in 2003 decreased 0.1 percent. Economic development in the first half of 2003 was mainly influenced by uncertainties linked to the war in Iraq. But the continued problems in the labor market also caused a noticeable drop in demand for consumer and capital goods in Germany.

Telecommunications market grew 2.4 percent. According to figures published by the European Information Technology Observatory ("EITO 2003"), the German telecommunications market grew by roughly 2.4 percent to around EUR 63.2 billion in 2003. The size of the market in the previous year was adjusted to EUR 61.8 billion. Deutsche Telekom's domestic revenue was down 1.7 percent year-on-year, to EUR 34.7 billion at the end of 2003. With an imputed market share of 54.9 percent in 2003, Deutsche Telekom's share of the German market was thus again down slightly from the level of 55.1 percent recorded in the previous year.

                                                     Management report 2003
                                                   The economic environment   29


Even six years after the liberalization of the German telecommunications market, competition continued to increase. The sector experienced further market consolidation and employment figures fell. Nevertheless, the German telecommunications market continued to grow in 2003 and remains of major importance in Europe and worldwide. There is still a large number of telecommunications providers on the German telecommunications market. The licensing requirement for telecommunications companies was lifted in mid-2003. At the time, the number of licensees issued was 875 (2002: 850). The number of telecommunications companies that reported their activities to the German Regulatory Authority for Telecommunications and Posts (Regulierungsbehorde fur Tele-kommunikation und Post - RegTP) was 2,069 (2002: 2,007). Deutsche Telekom is not only subject to regulation in Germany; some of its subsidiaries abroad are also subject to local regulation. In the fixed-network segment, subsidiaries in Hungary, Slovakia, and Croatia are subject to domestic regulatory frameworks. In the mobile communications segment, Deutsche Telekom subsidiaries are also subject to country-specific regulation in the United States, the UK, the Netherlands, the Czech Republic, Croatia, and Austria.

Growth continues in the mobile communications segment. According to the Regulatory Authority, the German mobile communications market comprised a total of 64.8 million subscribers at the end of 2003. This represents a penetration rate of 78.3 percent and a year-on-year increase of almost 5.7 million subscribers. The penetration rate also increased in other European countries where T-Mobile is active.

With more than 1.7 million new customers and a total of 26.3 million subscribers at the end of 2003, T-Mobile Deutschland maintained its leadership on the German mobile telecommunications market. In the United States, T-Mobile USA gained 3.2 million new customers, improving on its 2002 figure of new additions (2.9 million). However, due to rapid changes in the situation in the United States, this was not enough to keep T-Mobile USA on top in terms of new additions.

A strong showing in a difficult market environment. Competition on the market for ICT services intensified once again in 2003. In addition, the effects of the weaker economy continued to curb demand. Price pressures, smaller IT budgets, and longer product life cycles were the main causes for the downward trend in the IT market in 2003. By increasing efficiency and quality, the T-Systems division maintained its market position despite market consolidation. In the slumping systems integration segment, in particular, T-Systems recorded a less drastic decline in its business figures than the market. Against the background of continued intense competition in the telecommunications services market, there was a clear shift in demand toward suppliers with good credit standing and high quality during the period under review. T-Systems benefited significantly from this trend.

Broadband lines increase growth potential of the online market. The Regulatory Authority reports that the number of Internet users in Germany continued to rise significantly in 2003. Based on various studies, the Regulatory Authority estimates that approximately 39 million people in Germany had used the Internet in one way or another. Not only did the number of Internet accesses and users grow; the intensity and quality of use by individual Internet surfers also increased considerably. According to the Regulatory Authority, Germany ranks among the top countries in Europe in terms of Internet usage, with an average of more than 11 hours per month. Key factors contributing to this trend were reduced access prices and increased use of broadband Internet access.

In an international comparison, Germany is by far the largest Western European Internet market, ahead the United Kingdom, and is above the Western European average in terms of penetration rates among Internet users. The already high overall penetration rates prove that the Internet has become established as the fourth mass communications medium. The unique possibilities it offers with respect to up-to-the-minute information, individualization, and interactivity will enable continued market growth and strengthen the position of the Internet within a changing media environment.

30


Amendments to German Telecommunications Act planned. The future regulatory and competitive environment for Deutsche Telekom will be largely determined by the forthcoming amendment of the Telecommunications Act (Telekommunikationsgesetz -
TKG). On October 15, 2003, Germany's government adopted the draft for a new Telecommunications Act, which provides for a considerable increase in regulation in the area of wholesale services in particular. In contrast, the level of regulation of retail services may well be reduced. The new act is not likely to enter into force until the middle of 2004.

The amendments to the act are in response to new EU telecommunications directives, which prepare the ground for a reduction in sector-specific regulation on the telecommunications markets. According to the EU directives, national legislators are to establish flexible regulatory instruments that are suited to their country's individual market situation. The Regulatory Authority is to be given the flexibility to adapt regulatory interventions to increasing competition and to limit these interventions to a minimum.

According to the Telecommunications Act in its current form, Deutsche Telekom's major rate decisions and the core services offered to competitors and end users are still subject to approval. The Regulatory Authority and various other government bodies continued to make a large number of important regulatory decisions in 2003. In chronological order, these include, in particular:

o The European Commission's recommendation concerning relevant product and service markets as part of the new EU regulatory framework for electronic communications networks and services. The recommendation contains a list of markets which the Commission believes should be subject to sector-specific regulation in the future.

o    The requirement to introduce carrier selection in local networks.

o The establishment of new monthly rates to be charged by Deutsche Telekom for competitors to use subscriber lines.

o Approval of an access charge for origination services for local calls, with which operators selected using the carrier-selection option will pay a proportion of the costs of the shared line.

o    Approval of a higher monthly charge for analog telephone lines.

o The obligation to sell unbundled subscriber lines to resellers at wholesale conditions.

o The establishment of new interconnection rates, i.e., the rates competitors pay to route calls through Deutsche Telekom's network.

Deutsche Telekom or its competitors, respectively, have lodged appeals against several of these rulings. In December 2003, the Monopoly Commission presented its special report, which is published every two years, on the status of competition in the telecommunications markets. In its report, the Monopoly Commission stated that the strong growth in competitors' market shares indicated a further development of competition on the whole. However, it maintained that regulation is still necessary for most of the telecommunications markets. The Monopoly Commission is of the opinion that ex-ante regulation can only be dispensed with for long-distance and international calling.

                                                     Management report 2003
                                                    Development of business   31


Development of business in 2003.

o    Net revenue increased 4 percent to EUR 55.8 billion

o    Group generates net income once again

o    Net cash provided by operating activities increased to EUR 14.3 billion

o    Debt reduction target for 2003 exceeded by far

o    IAS/IFRS conversion on schedule

Net revenue continues to grow, marked improvement in results. Deutsche Telekom's net revenue increased by EUR 2.1 billion year-on-year in 2003, to EUR 55.8 billion. This increase is primarily a result of growth in the T-Mobile, T-Systems, and T-Online divisions. The Group's main growth and revenue driver was once more the T-Mobile division which recorded a double-digit percentage increase in revenue despite unfavorable exchange rate trends. In addition to the effect of the first full-year consolidation of T-Mobile Netherlands, the considerable increase in the number of T-Mobile subscribers also had a positive impact. The T-Systems division succeeded in increasing its revenue year-on-year despite the unfavorable economic environment and the effects of the sale of shareholdings in 2003. The increase was mainly driven by Telecommunication Services, which offset the slight decline in information technology business. Revenue growth at T-Online was driven by continued growth of the customer base, especially for broadband services, coupled with stronger demand for content and services, and the resulting increase in time spent online. The development of T-Com's revenue was significantly affected by a weak economic environment and regulatory and competition-related influences. Lower call revenues in particular
- partly as a result of the introduction of call-by-call and carrier preselection in the local network and the ensuing losses of market share led to a decrease in revenues that even the dynamic trend towards more advanced lines such as T-DSL could not offset. The drop in net revenue was exacerbated by the deconsolidation of the cable companies.

--------------------------------------------------------------------------------
Net revenue increased continuously
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999   2000   2001   2002   2003
----   ----   ----   ----   ----
       (billions of (euro))
35.5   40.9   48.3   53.7   55.8

--------------------------------------------------------------------------------
Net revenue by division(1)
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                      2001   2002   2003
                      ----   ----   ----
                     (billions of (euro))
T-Com                 26.4   26.5   25.1
T-Mobile              13.1   18.3   21.5
T-Systems              7.1    6.9    7.2
T-Online(2)            1.0    1.4    1.7
GHS(3)                 0.7    0.6    0.3

(1) DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003; in addition, the reallocation of T-Systems' agency business to T-Com and T-Mobile has led to a redistribution of intersegment revenue and net revenues which does not affect income; prior-year comparatives have been adjusted accordingly.

(2) Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IASs/IFRSs (since the beginning of 2003).

(3) GHS: Group Headquarters & Shared Services. Reported under "Other" until the first quarter of 2003.

32


Net income - back in the black. Deutsche Telekom generated net income amounting to EUR 1.3 billion in the 2003 financial year. This represents a year-on-year improvement of EUR 25.9 billion from a net loss of EUR 24.6 billion in 2002. This development is mainly the result of the nonscheduled write-downs on goodwill and licenses at mobile communications companies in 2002, for which there were no comparable write-downs in 2003. Other factors contributing to this development were efficiency enhancements, increased levels of income from the disposal of noncurrent assets, and a considerable improvement in net financial income/expense.

The consolidated statement of income for the 2003 financial year is presented using the cost-of-sales method (in accordance with Section 275 (3) HGB) for the first time. Prior-year comparatives have been adjusted accordingly. With the cost-of-sales method, net revenue is set against the expenses incurred to generate these revenues, classified into cost of sales, selling cost, and general and administrative cost functions. All expenses which cannot be allocated to functional costs are reported under other operating expenses, which are therefore calculated differently than under the total cost method.

The decrease in the cost of sales and other operating expenses in particular had a positive impact on net income in 2003. The cost of sales fell by EUR 13.1 billion year-on-year to EUR 31.4 billion. This is primarily attributable to the nonrecurrence of the nonscheduled write-downs charged on mobile communications licenses at T-Mobile USA and T-Mobile UK in 2002 (totaling EUR 11.6 billion). Other operating expenses decreased by EUR 9.8 billion year-on-year to EUR 5.1 billion. This considerable drop is mainly attributable to lower goodwill amortization which, in 2002, was impacted by nonscheduled write-downs of the goodwill of T-Mobile USA, T-Mobile Netherlands, and T-Systems SIRIS, totaling EUR 9.8 billion.

Deutsche Telekom's concentration on its core business activities led to further asset disposals in 2003. This was the main factor behind the increase of EUR 0.7 billion in other operating income. EUR 0.4 billion of the income from asset disposals is attributable to the sale of the remaining cable activities, EUR 0.4 billion to the sale of shares in OJCS Mobile TeleSystems (MTS), and approximately EUR 0.1 billion each to the sale of TELECASH, Globe Telecom, and Eutelsat. Amounts reported under this item in the previous year related in particular to the sale of Satelindo (EUR 0.2 billion) and the sale of T-Online shares (approximately EUR 0.3 billion).

Net financial income/expense improved by EUR 2.0 billion year-on-year. This development is partly due to the fact that in the previous year, net financial income/expense was negatively affected by share price-related write-downs on the net carrying amount of the shareholding in France Telecom amounting to EUR 0.6 billion and valuation adjustments on other investments in noncurrent securities totaling EUR 0.4 billion; there were no comparable measures in the year under review. In addition, the loss related to associated and related companies and the net interest expense both decreased in the year under review. This was mainly attributable to the non-recurrence, due to consolidation, of the expense relating to companies accounted for using the equity method in the previous year and the write-up of the net carrying amount of the stake in comdirect bank AG. These positive effects were partially offset by expenses for Toll Collect totaling EUR 0.4 billion in the year under review. The net interest expense decreased primarily as a result of the reduction in debt and the recognition of interest income from the reversal of interest rate derivatives which were no longer necessary.

Positive development of results in every division. Income before income taxes of the T-Com division increased by EUR 0.7 billion to EUR 4.3 billion in the year under review, despite a decrease in revenue. This development is mainly due to improved cost structures and decreased levels of depreciation and amortization as a result of the disposal of property, plant, and equipment as part of the sale of the remaining cable business at the beginning of 2003. In addition, proceeds from the sale of the remaining cable companies also contributed to the increase in income in this segment. These proceeds were partly offset, however, by expenses for transfers to accruals, mainly for restructuring and increased additions to pension accruals. The loss related to associated and related companies of the T-Com division in 2003 was negatively impacted by expenses relating to such shareholdings, in particular Toll Collect (EUR 0.4 billion); in the previous year, this figure was mainly affected by valuation adjustments on loans to associated companies of Kabel Deutschland (EUR 0.3 billion).

The loss before income taxes of the T-Mobile division in 2002 turned positive in 2003, due to a considerable improvement of EUR 24.6 billion, to income of EUR
0.8 billion. Factors contributing to this development include, on the one hand, increased net revenue resulting in particular from the growth in the number of subscribers and, on the other hand, the high level of nonscheduled write-downs on goodwill and licenses in the previous year. Other factors that boosted results include the sale of shares in the Russian company MTS as well as considerable economies of scale and synergy effects.

                                                     Management report 2003
                                                    Development of business   33


The T-Systems division decreased its loss before income taxes by EUR 1.9 billion year-on-year. One of the main contributory factors in this development was the decrease of EUR 1.1 billion in depreciation and amortization to EUR 1.5 billion. This decrease is mainly attributable to the nonscheduled write-downs of goodwill and property, plant, and equipment charged in the previous year as a result of the strategic review, for which there were no comparable activities in 2003. Efficiency improvements, revenue growth and increased other operating income also contributed to the improvement in results in the period under review. Other operating income increased by EUR 0.2 billion, partly as a result of the sale of the shareholdings in TELECASH and T-Systems SIRIS. Net financial expense decreased by EUR 0.1 billion year-on-year, mainly as a result of the reduction of debt.

The T-Online division turned its loss before income taxes of 2002 into income before taxes of EUR 0.1 billion, recording an improvement of EUR 0.6 billion. This is primarily a result of increased revenues and results related to associated and related companies, which also turned positive in 2003 (up EUR 0.4 billion to plus EUR 0.1 billion). This was mainly a consequence of the write-up of the shareholding in comdirect bank AG in the year under review due to its positive development, whereas nonscheduled write-downs of goodwill had to be charged in the previous year.

The loss before income taxes in Group Headquarters & Shared Services decreased by EUR 0.6 billion year-on-year in 2003. This development is mainly attributable to the valuation adjustments included in the figure for the previous year, totaling EUR 1.0 billion, on the shares held in France Telecom and on other investments in noncurrent securities; there were no comparable valuation adjustments in the year under review. In addition, depreciation and amortization decreased by EUR 0.4 billion in the year under review as a result of the continued disposal of real estate assets and the related decrease in the depreciation base. In contrast to this effect, however, lower levels of income resulting from the sale of shareholdings led to a year-on-year decrease in other operating income in 2003. The EUR 0.5 billion increase in personnel costs relating to Vivento had a negative impact on results.

--------------------------------------------------------------------------------
Key figures for group segments(1)
--------------------------------------------------------------------------------
                                              Income/(loss)
(billions of (euro))    Total revenue(2)   before income taxes(3)   Employees(4)
                        ----------------   ----------------------   ------------
                           2003   2002          2003    2002            2003
--------------------------------------------------------------------------------
T-Com                      29.2   30.6           4.3     3.6           139,548
--------------------------------------------------------------------------------
T-Mobile                   22.8   19.7           0.8   (23.8)           41,767
--------------------------------------------------------------------------------
T-Systems                  10.6   10.5          (0.1)   (2.0)           42,108
--------------------------------------------------------------------------------
T-Online(5, 6)              1.9    1.6           0.1    (0.5)            2,637
--------------------------------------------------------------------------------
Group Headquarters &
   Shared Services(7)       4.2    4.4          (4.1)   (4.7)           25,203
--------------------------------------------------------------------------------
Reconciliation(5, 8)      (12.9) (13.1)          0.4     0.2                --
--------------------------------------------------------------------------------
Group                      55.8   53.7           1.4   (27.2)          251,263
--------------------------------------------------------------------------------

(1) DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003; in addition, the reallocation of T-Systems' agency business to T-Com and T-Mobile has led to a redistribution of intersegment revenue and net revenues which does not affect income; prior-year comparatives have been adjusted accordingly.

(2)  Net revenue plus revenue from business with other segments.

(3) Income before income taxes; following the change to the cost-of-sales method, this item includes other taxes; prior-year comparatives have been adjusted accordingly.

(4)  Average figures for the year.

(5) As of January 1, 2003, subsequent measurement resulting from the admission of new T-Online shareholders, which affects the income/loss related to associated and related companies, as well as depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation; prior-year comparatives have been adjusted accordingly.

(6) Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IASs/IFRSs (since the beginning of 2003).

(7)  Reported as "Other" until the first quarter of 2003.

(8)  Items to be reconciled mainly relate to consolidation entries.

34


--------------------------------------------------------------------------------
Condensed financial statements: Balance sheet of Deutsche Telekom AG*
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
(billions of (euro))                                    Dec.31, 2003   Dec.31, 2002
-----------------------------------------------------------------------------------
Property, plant, and equipment, and intangible assets       29.5            33.0
-----------------------------------------------------------------------------------
Financial assets                                            67.6            75.3
-----------------------------------------------------------------------------------
Noncurrent assets                                           97.1           108.3
-----------------------------------------------------------------------------------
Inventories, materials, and supplies                         0.2             0.3
-----------------------------------------------------------------------------------
Receivables and other assets                                22.6             5.9
-----------------------------------------------------------------------------------
Liquid assets                                                7.4             0.1
-----------------------------------------------------------------------------------
Current assets                                              30.2             6.3
-----------------------------------------------------------------------------------
Prepaid expenses and deferred charges                        0.3             0.4
-----------------------------------------------------------------------------------
Total assets                                               127.6           115.0
-----------------------------------------------------------------------------------
Shareholders' equity                                        46.2            42.1
-----------------------------------------------------------------------------------
   - of which: unappropriated net income                     2.0             0.0
-----------------------------------------------------------------------------------
Accruals                                                     8.8             7.6
-----------------------------------------------------------------------------------
Liabilities                                                 72.5            65.2
-----------------------------------------------------------------------------------
Deferred income                                              0.1             0.1
-----------------------------------------------------------------------------------
Total shareholders' equity and liabilities                 127.6           115.0
-----------------------------------------------------------------------------------

* The single-entity financial statements of Deutsche Telekom AG are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Registry of the Bonn District Court. The financial statements are available upon request from Deutsche Telekom, Investor Relations, Postfach 2000, D-53105 Bonn, Germany, fax +49 228 181-88009.

Single-entity financial statements of Deutsche Telekom AG. In general, corporate groups with international activities focus their reporting on the consolidated financial statements. However, dividend payments at Deutsche Telekom are based on the single-entity financial statements of Deutsche Telekom AG. For this reason, the condensed financial statements of Deutsche Telekom AG are presented in this section.

The change in Deutsche Telekom AG's total assets is due primarily to a rise in receivables from subsidiaries and a reduction in investments in subsidiaries. The latter decreased as a result in particular of the withdrawal of the equity interest in

Deutsche Telekom BK-Holding GmbH, Bonn. The equity ratio was 37 percent at December 31, 2003. Deutsche Telekom AG recorded a slight revenue decrease of EUR
0.6 billion to EUR 25.2 billion. Results from ordinary business activities were positive, in particular due to an improvement in the income/loss related to associated and related companies through the income from profit transfer agreements of T-Mobile International Holding GmbH, Bonn, Deutsche Telekom BK-Holding GmbH, Bonn, and T-Systems International GmbH, Frankfurt/Main, which totaled EUR 4.6 billion. Taking into account tax refunds of EUR 0.1 billion, net income amounted to EUR 4.1 billion.

                                                     Management report 2003
                                                    Development of business   35


--------------------------------------------------------------------------------
Statement of income of Deutsche Telekom AG*
--------------------------------------------------------------------------------
(billions of (euro))                                               2003    2002
--------------------------------------------------------------------------------
Net revenue                                                        25.2    25.8
--------------------------------------------------------------------------------
Cost of sales                                                     (15.1)  (16.0)
--------------------------------------------------------------------------------
Gross profit                                                       10.1     9.8
--------------------------------------------------------------------------------
Selling costs                                                      (5.1)   (5.7)
--------------------------------------------------------------------------------
General and administrative costs                                   (3.1)   (3.8)
--------------------------------------------------------------------------------
Other operating income                                              3.2     5.2
--------------------------------------------------------------------------------
Other operating expenses                                           (2.6)   (2.9)
--------------------------------------------------------------------------------
Operating results                                                   2.5     2.6
--------------------------------------------------------------------------------
Financial income/(expense), net                                     1.5    (6.4)
--------------------------------------------------------------------------------
Results from ordinary business activities                           4.0    (3.8)
--------------------------------------------------------------------------------
Income taxes                                                        0.1     0.8
--------------------------------------------------------------------------------
Income/(loss) after taxes                                           4.1    (3.0)
--------------------------------------------------------------------------------

* Deutsche Telekom AG's statement of income and the Consolidated statement of income have been classified using the cost-of-sales method since the beginning of the 2003 financial year; correspondingly, other taxes are allocated to functional costs and are therefore included in the operating results; prior-year comparatives have been adjusted accordingly.

Suspension of dividend payment to aid continued net debt reduction. As was the case for the previous year, the Board of Management and the Supervisory Board will propose to the 2003 financial year. This proposal is intended to help the Group reduce its net debt further.

36


--------------------------------------------------------------------------------
Balance sheet structure of the Deutsche Telekom Group
--------------------------------------------------------------------------------

Assets

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

(billions of (euro); as of Dec. 31 of each year)

                                            1999    2000    2001    2002    2003
                                            ----   -----   -----   -----   -----
Licenses, concessions and similar rights,
   advance payments                          1.6    16.5    39.4    24.0    20.7

Goodwill                                    13.4    19.3    40.6    29.4    24.5

Property, plant, and equipment, financial
   assets                                   67.0    70.8    66.7    58.1    50.5

Current assets and other assets             12.6    17.6    17.9    14.3    20.4
                                            ----   -----   -----   -----   -----
Balance sheet total                         94.6   124.2   164.6   125.8   116.1
                                            ====   =====   =====   =====   =====

Liabilities

(billions of (euro); as of Dec. 31 of each year)

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                            1999    2000    2001    2002    2003
                                            ----   -----   -----   -----   -----
Shareholders' equity                        35.7    42.7    66.3    35.4    33.8

Accruals                                     9.3    11.4    18.4    16.1    15.7

Debt                                        42.3    60.4    67.0    63.0    55.4

Other liabilities                            7.3     9.7    12.9    11.3    11.2
                                            ----   -----   -----   -----   -----
Balance sheet total                         94.6   124.2   164.6   125.8   116.1
                                            ====   =====   =====   =====   =====

Net worth and financial position improved by debt reduction program. The balance sheet total of the Deutsche Telekom Group decreased by approximately 8 percent, or EUR 9.7 billion, year-on-year as of December 31, 2003. This decrease is the result of various positive and negative effects. The reduction in noncurrent assets is due in particular to the disposal of noncore assets, depreciation and amortization combined with lower levels of investment, and currency translation effects. This was partly offset by an increase of EUR 7.2 billion in cash in banks, which was due primarily to cash inflows from the sale of the remaining cable businesses, real estate, and other assets, and from the issuance of a mandatory convertible bond, as well as from net cash provided by operating activities.

                                                     Management report 2003
                                                    Development of business   37


Debt (in accordance with the balance sheet) reduced by EUR 7.6 billion. The main factors aiding the reduction of debt in 2003 were cash generated from operations, disposals of noncore assets, and currency translation effects. New debt resulted for instance from the issuance of a U.S. dollar bond and a convertible bond.

Net debt reduced to EUR 46.6 billion. Deutsche Telekom reduced its net debt by around EUR 14.5 billion in 2003. This was possible as a result of the strong cash flow, inflows from the disposal of noncurrent assets, and exchange rate effects.

Net debt comprises financial liabilities and, under other liabilities, loan notes, liabilities from interest rate/cross currency swaps and collateral payments received (EUR 1.1 billion; 2002: EUR 1.1 billion). The following items on the assets side are subtracted from this total: liquid assets, noncurrent and marketable securities, interest rate and cross currency swaps, collateral payments made (reported under other assets), and discounts on loans, amounting to a total of EUR 9.9 billion (2002: EUR 3.0 billion). As a result, Deutsche Telekom's net debt amounts to EUR 46.6 billion (2002: EUR 61.1 billion).

Net debt is not a measure included in the consolidated financial statements under German GAAP, but senior decision-makers at Deutsche Telekom use it for debt management and control purposes. Although many of Deutsche Telekom's competitors use this measure, there is no uniform definition of it to date.

--------------------------------------------------------------------------------
Debt (in accordance with the balance sheet)
--------------------------------------------------------------------------------

(billions of (euro); as of Dec. 31 of each year)

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1999   2000   2001   2002   2003
----   ----   ----   ----   ----
42.3   60.4   67.0   63.0   55.4

38


--------------------------------------------------------------------------------
Consolidated statement of cash flows (condensed)(1)
--------------------------------------------------------------------------------

(billions of (euro))                                         2003    2002    2001
---------------------------------------------------------------------------------
Net cash provided by operating activities                    14.3    12.5    11.9
---------------------------------------------------------------------------------
Cash outflows from investments in intangible assets
   (excluding goodwill) and property, plant, and equipment   (6.0)   (7.6)  (10.9)
---------------------------------------------------------------------------------
Free cash flow (before dividend)(2)                           8.3     4.8     1.1
---------------------------------------------------------------------------------
Net cash used for investing activities                       (2.1)  (10.1)   (5.4)
---------------------------------------------------------------------------------
Net cash used for financing activities                       (5.2)   (3.4)   (4.8)
---------------------------------------------------------------------------------
Effects of foreign exchange rate changes                     (0.0)   (0.0)   (0.0)
---------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents          7.0    (1.0)    1.7
---------------------------------------------------------------------------------
Cash and cash equivalents (short- and long-term)              9.1     1.9     2.9
---------------------------------------------------------------------------------

(1) Calculated and rounded on the basis of millions for the purpose of greater precision.

(2) "Free cash flow (before dividend)" is not a measure included in the consolidated financial statements under German GAAP. Deutsche Telekom is of the opinion that it is used by investors as a measure to enable them to assess the Group's cash provided by operating activities (after deduction of cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. "Free cash flow (before dividend)" should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Substantial rise in net cash provided by operating activities. Net cash provided by operating activities increased by EUR 1.8 billion to EUR 14.3 billion. In addition to tax refunds and lower net interest payments, this is due in particular to the marked improvement in operational business. Net cash used for investing activities decreased by EUR 8.0 billion to EUR 2.1 billion. This is primarily because capital expenditure was higher in the previous year and the acquisition of shares in T-Systems ITS (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) took their full effect on cash flow. In addition, cash inflows from the sale of financial assets increased year-on-year, as did cash inflows from the disposal of unconsolidated subsidiaries. Net cash used for financing activities totaled EUR 5.2 billion in the 2003 financial year, a year-on-year increase of EUR 1.8 billion. This development is mainly attributable to the increase of EUR 3.3 billion in debt repayment (2003: EUR 5.1 billion; 2002: EUR 1.8 billion). In addition, the previous year's figure included a dividend payment amounting to EUR 1.6 billion; in the year under review, this contrasts with dividend payments to minority shareholders only amounting to EUR 0.1 billion. The level of debt was reduced in 2003 mainly through the repayment of U.S. dollar bonds, the reduction of a syndicated loan, and the repayment of bonds. New debt was generated by the issuance of a convertible bond and a U.S. dollar bond.

Conversion of accounting to IASs/IFRSs on schedule. In accordance with Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, listed companies within the European Union are obliged to prepare their consolidated financial statements in accordance with the International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) for each financial year starting on or after January 1, 2005.

                                                     Management report 2003
                                                    Development of business   39


Deutsche Telekom sees the conversion of its accounting to IASs/IFRSs as an opportunity to further strengthen its position on the international capital markets through increased transparency and comparability with its competitors. Both external and internal reporting are being converted to IASs/IFRSs at the same time. Deutsche Telekom's Board of Management attaches a high priority to the preparations for this conversion. Deutsche Telekom will comply with the requirements relating to IASs/IFRSs on time. Preparations are running on schedule.

The Board of Management of Deutsche Telekom launched a project at the end of 2002 to make an early start with planning for the conversion of the Company's accounting. In the initial phase, a Group-wide conversion plan was drawn up in close cooperation with the divisions. Subsequently, in the first half of 2003, all affected IT systems were identified and the necessary adjustments defined and scheduled. Additionally, an IAS/IFRS accounting manual was drawn up for the whole Group on the basis of the standards issued and drafts published by the International Accounting Standards Board (IASB) by mid-2003. This manual is constantly updated to take account of new standards and interpretations of the standards and the concrete wording of draft standards and interpretations.

All necessary measures for the preparation of financial statements in accordance with IASs/IFRSs in group companies, the divisions, and at group level were taken in the second half of 2003. These include Group-wide training measures, the adjustment of the relevant IT systems, and the restructuring of internal processes. The phase of drawing up parallel IAS/IFRS financial statements began at the end of 2003. During this phase, until the beginning of 2005, financial statements under IASs/IFRSs will be drawn up following preparation of the regular financial statements under German GAAP. For Deutsche Telekom, the date of transition to IFRSs, the date for which the IAS/IFRS opening balance sheet is being prepared, as defined by IFRS 1 is January 1, 2003. This date of transition is necessary because companies such as Deutsche Telekom that are listed on the New York Stock Exchange and are subject to the supervision of the Securities and Exchange Commission in the United States are obliged to report comparatives for two prior years rather than just one for certain items in the financial statements.

IASs/IFRSs will replace German GAAP for external reporting from the first quarter of 2005. Reporting data in accordance with IASs/IFRSs will then be published together with the relevant prior-period comparatives.

Dependent company report. The Bundesanstalt fur Post und Telekommunikation (the Federal Agency), a public law entity, held a 26.03-percent shareholding in Deutsche Telekom AG at December 31, 2003 on behalf and on account of the Federal Republic of Germany (the Federal Republic). Kreditanstalt fur Wiederaufbau
(KfW), a federal corporation, held a 16.74-percent shareholding at December 31, 2003 which, in accordance with Section 22 (1) no. 1 of the Securities Trading Act (Wertpapierhandelsgesetz - WpHG), must be deemed to be held by the Federal Republic as regards the exercising of the voting rights. The shareholding deemed to be held by the Federal Republic therefore amounted to 42.77 percent at the balance sheet date, as in the previous year. The increase in the shareholding of KfW and the corresponding decrease in the shareholding of the Federal Agency of around 4.7 percent compared with the previous year are due to the fact that the Federal Republic transferred approximately 199 million shares to KfW in November 2003 as part of a so-called holding arrangement. As the Federal Republic, despite its minority shareholding, represents a solid majority at the shareholders' meeting due to the average attendance of the shareholders' meeting, Deutsche Telekom is a dependent company of the Federal Republic according to Section 17 (1) of the German Stock Corporation Act (Aktiengesetz -
AktG).

No controlling agreement or profit transfer agreement exists. Pursuant to
Section 312 of the German Stock Corporation Act, the Board of Management of Deutsche Telekom AG has therefore prepared a dependent company report describing relations between the controlling body and affiliated companies. The Board of Management has included the following statement at the end of this report: "The Board of Management hereby states that, under the circumstances known to the Board of Management at the time of performing the business transactions, the Company received appropriate remuneration for such transactions. The Company did not perform or omit any actions on behalf of or on the instructions of the controlling company or any affiliated companies."

40


Purchasing.

o    Intense further development of procurement management

o    Purchasing systems and e-procurement systematically expanded

o    Stronger focus on major strategic suppliers

o    Significant savings made in the divisions

The main focus of purchasing activities in 2003 was to consistently support the Group-wide Triple-E program for reducing debt, increasing efficiency, and improving results. Our global purchasing vision defines the approach as follows:
"Deutsche Telekom Purchasing will be the best within its industry and makes the maximum contribution possible to the corporate result. Purchasing creates a positive image with highly qualified and customer-focused purchasing professionals."

Procurement management intensified. Investments and expenditures were cut heavily as part of the rationalization measures introduced by the Triple-E program. As a result, the purchasing volume dropped from EUR 18.7 billion in 2002 to EUR 16.5 billion in the year under review. T-Mobile accounted for the largest share - around half - of the total purchasing volume, followed by T-Com and T-Systems. Broken down into product groups, 2003 expenditures were once again focused primarily on technology, IT, and terminal equipment.

As in previous years, Purchasing made a significant contribution to Deutsche Telekom's value added in 2003 with tough purchasing negotiations, standardization of products and services ordered, increased global pooling of orders, online auctions, and improved payment terms.

Purchasing systems and e-procurement systematically expanded in the divisions. An important focus of purchasing activities in 2003 was on optimizing processes by increasing the use of electronic purchasing. In particular, the expansion of eBest, the internal ordering system, further improved the efficiency of internal processes. The number of users increased from around 20,000 in 2002 to roughly 30,000 in 2003. The roll-out of eBest has now almost been completed throughout Germany. Users now have access to 60 internal catalogs and have placed around 250,000 orders directly with suppliers, at terms and conditions negotiated by Purchasing. These transactions are increasingly processed using the T-Mart platform, which T-Systems also makes available to companies outside the Deutsche Telekom Group.

The global purchasing database is designed to ensure transparency and optimize cooperation. It provides a detailed overview of spending within the Group. In addition to a breakdown by suppliers, it is now possible to generate a breakdown of expenditures by product groups according to the UNSPSC (United Nations Standard Product and Services Code) that was introduced throughout the Group in 2002. This provides an important basis for identifying and leveraging purchasing synergies within the Group.

Tendering procedures and negotiations are increasingly carried out via the Internet. Negotiations can be completed efficiently and transparently within defined time frames. The decision was taken in 2003 to implement a Group-wide solution in 2004.

Focus on major strategic suppliers. Increasing competition and consolidation in the IT and telecommunications sector makes close cooperation with strategic suppliers essential. Last year, selected suppliers were integrated into Deutsche Telekom's own processes to a greater extent, and development partnerships with innovative suppliers were further expanded. These efforts are aimed at fostering the Group's innovation potential for many years to come.

                                                     Management report 2003
                                                                 Purchasing   41


Product group management developed further. The strategic purchasing management program based on more than 30 core product groups that was introduced in 2001 was continually developed further in 2003. Purchases of specific product groups for the divisions are now managed by procurement teams that serve various functional areas. Synergies at Group level, however, will increasingly be exploited through strategic, cross-divisional product group teams (strategic sourcing teams) and common purchasing networks that will increasingly act globally in the future. This approach offers the benefit of combining the concentration of purchasing benefits at Group level with the flexibility of the individual divisions.

E-procurement successfully boosted and T-Com's purchasing organization streamlined. The systematic expansion of electronic ordering throughout Germany enabled T-Com's purchasing organization to increase the share of purchasing transactions that were handled electronically from approximately 50 percent in 2002 to over 70 percent in 2003. Considerable process improvements can also be expected in 2004 thanks to the introduction of electronic contract awarding procedures in the fields of civil engineering and installation, and the integration of additional suppliers. There was a substantial increase in Purchasing's productivity as the implementation of electronic ordering procedures and the streamlining of the purchasing organization in 2003 led to a significant increase in staff productivity and efficiency in purchasing. Through close coordination with its international shareholdings and the realization of joint projects, T-Com was able to exploit substantial potential for synergies in 2003. By optimizing cooperation with suppliers and service providers, T-Com succeeded in improving its purchasing conditions despite a reduction in capital expenditure.

UMTS roll-out prepared and GSM purchasing activities in Europe and the United States bundled. For T-Mobile, 2003 was dominated by the construction of UMTS networks. The primary aim was to prepare a suitable infrastructure for the launch of UMTS services. In addition, the GSM purchasing activities between Europe and the United States were bundled, yielding additional savings. T-Mobile also achieved considerable purchasing benefits by consistently pursuing its platform strategy. The implementation of an international functional structure for T-Mobile's purchasing organization and close coordination with its Eastern European subsidiaries and shareholdings allowed the division to exploit numerous additional potential synergies.

T-Systems makes savings with e-auctions. Remarkable savings were made in an invitation to tender for notebooks thanks to the definition of Group-wide standards, the pooling of orders, and the use of electronic auctions. The implementation of the "Purchasing Information System" (PU-IS) pilot project lays the groundwork for division-wide purchasing controlling and provides a data base for all strategic tasks of the T-Systems purchasing department. T-Systems operates the server platform and applications needed to hold e-auctions on a global scale. These services are used by all of the Group's divisions.

eBest implementation at T-Online Germany complete. T-Online completed the implementation of the eBest electronic procurement system in Germany in 2003. In addition, access to electronic catalogs was also realized, which makes it easier for employees to select products and thus accelerates the ordering process by allowing employees to place orders online, directly with suppliers.

42


Research and development.

o    Content and organization of the Group's innovation activities restructured

o    Number of intellectual property rights increased

o    R&D's orientation toward market and profitable growth increased

One of the keys to generating profitable growth for Deutsche Telekom is innovation. Innovation not only creates new business areas, products, and services; it also serves as the basis for improving existing products and services.

Innovation activities restructured from the ground up. Deutsche Telekcom's innovation activities were clearly focused on the market in 2003. Current and future market and technology trends were considered when determining the issues and tasks in the field of innovation, with the emphasis on the "Four I's" of innovation. "Intuitive Use" is aimed at ensuring that products and services are easy and inherently logical to use. "Intelligent Access" focuses on providing the best possible applications and connections for any given context and area of use. "Integrated Addressing" meets the increasing demand for integrating communications and data functions into everyday objects. The fourth "I", "Infrastructure Development", emerged as a result of the increasingly intense competition and cost situations that have arisen from new technologies and applications.

The repositioning of the central Innovation Management department in terms of organizational structure and activities underscores the great importance Deutsche Telekom has placed on innovation. As a result, a new central department called "Innovation" was established, reporting directly to the Chairman of the Board of Management. This department will work in close collaboration with the Group Strategy and Technology and Platforms departments.

Cooperation with the divisions was defined based on time horizons and will be ensured through scheduled coordination meetings in the future. The divisions will concentrate on product-oriented innovations within a period of up to two years while the Innovation department will study future market and technology trends in a timeframe of two to five years. In order to ensure transparency with regard to the effectiveness of innovation activities within the Group, Deutsche Telekom has developed a grid of indicators and will review its results on a regular basis.

Innovation strategy focused on new technologies. The focus of the innovation strategy was to identify, describe, and evaluate so-called "disruptive technologies" - technologies that have a long-term influence on the business of both Deutsche Telekom and its individual divisions - as well as customer behavior patterns and trends. This resulted in recommendations for the development of new technologies like WiMax and ad-hoc networks that were incorporated into the work of the divisions, Group Strategy, Corporate R&D, and standardization efforts. In keeping with its "Agenda 2004" and the innovation campaign that goes along with "Agenda 2004", Deutsche Telekom oriented its innovation strategy process even more heavily toward profitable growth by defining clear results and interfaces. For example, innovation projects were launched in market-oriented and cross-divisional fields, like E-Health, in order to create new growth areas for the Group.

Central R&D projects focused on future products and services. The Group's R&D in 2003 was focused on using market and technology trends and the "Four I's" to develop socalled "enabling technologies". These are technologies that should serve as the basis for future products and services. The project portfolio was streamlined to bring it in line with the "Four I's" and "enabling technologies" as well as tasksharing with the divisions and average project completion times.

                                                     Management report 2003
                                                   Research and development   43


The projects themselves were implemented with the involvement of the divisions to ensure that the results could be used for the development of products and systems. For example, the "Global Seamless Networks" project was carried out in collaboration with T-Com, T-Systems, and other industry partners. It demonstrated the latest optical transmission systems and how they interact with Ethernet and IP solutions in a long-haul network. A series of speech-based projects was also launched as part of a "voice initiative". The "VoiceIdent" project, for instance, dealt with voice-based authentication. It is based on the human voice as a reliable means of identification, thus fulfilling one of the key security requirements of modern communications.

Research and Development expenditure. At approximately EUR 0.9 billion, expenditure on R&D activities was at the same level in the 2003 financial year as in the previous year, with the development and adjustment of software systems and architectures again accounting for the largest proportion. In 2003, a total of around 6,400 employees were involved in projects and activities aimed at creating new products and offering them efficiently to the customers.

Patent applications and intellectual property rights. As the use of applications in mobile and fixed-networks grows, intellectual property rights play an increasingly important role in national and international competition. Deutsche Telekom's activities in the fields of in-house development and third-party acquisition take this into account.

The number of patent applications made by Deutsche Telekom in the year under review was 402. The number of patents granted in 2003 - for applications submitted in prior years - rose by around 70 percent over the previous year (2003: 308; 2002: 182). At the end of 2003, Deutsche Telekom owned a total of 5,282 intellectual property rights. These included a variety of application-specific patents, such as in the field of intelligent traffic systems, that may become particularly important as future applications are developed.

The management of these intellectual property rights at Deutsche Telekom takes into account cost-benefit factors. The portfolio of intellectual property rights is reviewed on a regular basis and intellectual property rights that are no longer relevant are eliminated. In the year under review, Deutsche Telekom continued to push forward the marketing of a portion of its intellectual property rights portfolio.

--------------------------------------------------------------------------------
Number of intellectual property rights owned by Deutsche Telekom
--------------------------------------------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

2000    2001    2002    2003
-----   -----   -----   -----
3,641   4,225   4,513   5,282

New strategic focus at T-Venture. The positioning and business model of T-Venture (T-Venture Holding GmbH) were revised in line with the restructuring of Deutsche Telekom's innovation management activities. Besides generating value contributions for Deutsche Telekom and its divisions, T-Venture's new task is to ensure access to new products and services. By making strategic investments, T-Venture aims to secure for the Group options on new technologies and business models with promising but not yet quantifiable prospects for the future. This increases the strategic importance of T-Venture for Deutsche Telekom's innovation potential. In view of this, a corporate fund was established in addition to the existing divisional funds to make investments in close coordination with the new Innovation department.

The concentration of investment activities in these funds is reflected in T-Venture Holding's investment volumes. As part of T-Venture's revised strategy, new investments will only be made through the divisional funds managed by T-Venture Holding. Accordingly, investments made by T-Venture itself were reduced in the 2003 financial year.

44


Employees.

o    Safeguarding jobs through capacity-oriented employment management

o    Vivento on the right track after restructuring

o    T-Spirit - new corporate vision and values

o    Focus on quality and communication in ideas management

o    Deutsche Telekom still leader in vocational training

Deutsche Telekom's human resources (HR) strategy is closely linked with the overall Group strategy and supports corporate decisions with corresponding personnel measures. In light of the current employment structure within the Group and the Group's strategic objective of increasing long-term profitability, the current focus of our HR strategy is on personnel cost management. Personnel cost management is aimed at significantly improving the ratio of revenues to payroll costs in the divisions.

Group human resources strategy. The Group human resources strategy was further developed in 2003 and incorporates five main areas of focus that will determine the direction of all of our personnel-related activities. The HR strategy agenda ties into our new focus on future-oriented personnel activities, which was launched in 2001 and concentrated on increasing efficiency and improving competitiveness in 2002. All five areas - Personnel Cost Management, Total Compensation, HR Efficiency, Managing Skills and Competencies, and Managing Diversity and Leadership - are clearly focused on reducing costs and increasing efficiency.

Personnel Cost Management: The unfavorable personnel cost structure has forced Deutsche Telekom to practice more intense and comprehensive personnel cost management than before. In addition to looking at workforce figures alone, the Company must now also examine pay and working hours. According to the plans for this area, all divisions will contribute to improving results in the Group by reducing their personnel cost ratios by 2006.

Total Compensation: Our future strategy for terms and conditions of employment will react to a greater extent to the primary causes of cost pressures with an appropriate set of personnel cost management measures. Such causes include limited competitiveness due to higher-than-average wages and salaries in some business areas, swings in the economic cycle, and structural problems resulting from technical innovations on the product markets.

HR Efficiency and Quality: Deutsche Telekom's human resources departments must become far more efficient. Our long-term objective is to establish a lean structure, with the Group concentrating on strategic management. Increases in operating efficiency must be achieved within the divisions.

Managing Skills and Competencies: Becoming a leader in innovation remains one of Deutsche Telekom's strategic aims. In order to achieve this goal, it is essential that our personnel have a superior level of qualification over the long term. But the general hiring freeze and the fact that a considerable proportion of employees have been with the Group for many years present major hurdles in this respect. That is why we must intensify training and development activities for all Deutsche Telekom employees. We will also implement a Group-wide management development system to ensure that the vast majority of top managers can be recruited from within Deutsche Telekom.

Managing Diversity and Leadership: Productivity-enhancing and innovation-promoting elements will complement our diversity management efforts in the future. With this aim in mind, the divisions have set up a catalog of projects at operational level that should, for instance, help them reach specific customer groups and occupy market niches more quickly or sooner by leveraging the linguistic and cultural diversity within the Group. We will also continue to integrate the corporate vision and values into all HR tools and systems across the divisions.

                                                     Management report 2003
                                                                  Employees   45


T-Spirit: new corporate vision brings change in culture at Deutsche Telekom. In 2003, Deutsche Telekom rolled out its new corporate vision and values: T-Spirit. After discussions with members of management, the new principles of the Group's corporate and management culture were introduced in July 2003. Deutsche Telekom's vision is this: "As the leading services company in the telecommunications and information technology industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of our customers. In every respect."

With this vision, we are putting our customers at the very center of all of the Group's activities. The "T" stands for quality, innovation, and efficiency. It is the element that links the entire Group and it is our shared promise to our customers.

To realize the new vision, we have developed a set of six core values - our corporate values. These corporate values form the word SPIRIT: Superior value, Passion for our customers, Innovation, Respect, Integrity, and Top excellence. The vision and the six core values apply to all group units. The divisions have used this vision to develop their own mission statements, which are geared toward their respective business models. The mission statement should communicate to employees which objectives are being pursued in each division's market.

T-Spirit is intended to communicate Deutsche Telekom's identity to stakeholders (investors, customers, suppliers, nongovernmental organizations), make clear Deutsche Telekom's role in the economy and society, and strengthen cooperation within the Group for the future by establishing a set of common values. The HR department bears an important responsibility for the long-term success of T-Spirit within the Group and is working to ensure it by integrating T-Spirit into its human resources tools.

Restructuring increases Vivento's power to perform. In our effort to reorganize and restructure our Personnel Service Agency into Vivento, we also redefined the agency's core objectives. Supported by a new management team, Vivento can now be considerably more effective on markets both inside and outside the Group and, as a personnel and business service provider, is far more broadly positioned than before. Additional areas of action have been added to the agency's existing tasks of arranging contract and temporary work both within and outside Deutsche Telekom and providing Vivento employees with individual support, retraining as needed, and placement in new, permanent positions. Personnel surpluses can be avoided before employees are transferred to Vivento by means of "systematic capacity management" in collaboration with all group units. Vivento is creating new, promising employment options by developing new business and placing complete specialist teams in IT/telecom and related areas and in other market segments.

Looking ahead to the year 2004, a new Call Center Unit will be established within Vivento. The unit will develop call center business within and outside the Group or re-insource call center business. The planned gradual expansion with new business will be supported by a company established specifically for this purpose (Vivento Customer Services GmbH & Co KG).

The framework for Vivento's activities in 2003 was once again the collective agreement on protection against rationalization and safeguarding employment along with the corresponding provisions for Deutsche Telekom's civil servants. As a result of experiences with the initial organization, Vivento now offers more intensive support for transferred employees, and the branch structure has been expanded to include eight regional offices and is oriented toward the major T-Com sites.

46


--------------------------------------------------------------------------------
Workforce development (as of Dec. 31 of each year)
--------------------------------------------------------------------------------

Employees in the Group                                 2003     2002*     2001*
--------------------------------------------------------------------------------
Total                                                248,519   255,969   257,058
--------------------------------------------------------------------------------
   of which: Deutsche Telekom AG                     118,669   120,009   124,328
--------------------------------------------------------------------------------
T-Com                                                129,644   149,106   155,583
--------------------------------------------------------------------------------
T-Mobile                                              43,427    41,597    38,025
--------------------------------------------------------------------------------
T-Systems                                             40,833    43,292    43,449
--------------------------------------------------------------------------------
T-Online                                               2,615     2,608     2,719
--------------------------------------------------------------------------------
Group Headquarters &
   Shared Services                                    32,000    19,366    17,282
--------------------------------------------------------------------------------
Breakdown by region
--------------------------------------------------------------------------------
Germany                                              173,278   177,823   178,336
--------------------------------------------------------------------------------
International                                         75,241    78,146    78,722
--------------------------------------------------------------------------------
   of which: other EU member
   countries                                          16,698    17,647    16,538
--------------------------------------------------------------------------------
   of which: rest of Europe                           35,336    39,601    43,343
--------------------------------------------------------------------------------
   of which: North America                            21,525    19,144    16,909
--------------------------------------------------------------------------------
   of which: rest of world                             1,682     1,754     1,932
--------------------------------------------------------------------------------
Revenue per employee
   at Deutsche Telekom
--------------------------------------------------------------------------------
Development of productivity
   (thousands of (euro))                                 222       210       199
--------------------------------------------------------------------------------

* Figures for the previous years relating to the divisions have been adjusted to reflect the new organizational structure in the 2003 financial year.

--------------------------------------------------------------------------------
Innovations
--------------------------------------------------------------------------------

                                                            2003    2002    2001
--------------------------------------------------------------------------------
Number of suggestions
   for improvement                                         7,995   8,703   8,308
--------------------------------------------------------------------------------
Savings (millions of (euro))                                 127     385     121
--------------------------------------------------------------------------------
Number of patent applications                                402     547     479
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Further training with Telekom Training
--------------------------------------------------------------------------------

                                                       2003      2002      2001
--------------------------------------------------------------------------------
Seminars                                               9,476    12,021    11,580
--------------------------------------------------------------------------------
Participants                                         110,620   111,168   121,701
--------------------------------------------------------------------------------
Participant days                                     258,202   342,157   348,892
--------------------------------------------------------------------------------
Global Teach sessions*                               239,248   175,373   152,298
--------------------------------------------------------------------------------

* Global Teach is an in-house e-learning platform; in 2003, sessions were initiated from about 41,000 workstations.

Capacity-oriented employment management. A significant breakthrough was made toward securing jobs in the collective bargaining for Deutsche Telekom subsidiaries in 2003, with the new collective agreement on protection against rationalization and safeguarding employment for salaried employees in T-Systems International, T-Systems Nova, T-Systems CDS, T-Systems Multimedia Solutions, and T-Mobile Deutschland. The collective agreement package that was negotiated includes a provision to reduce weekly working hours - a step that is completely new to Deutsche Telekom companies. This collective agreement will serve as a model for the 2004 negotiations, which will be dominated by the issue of safeguarding jobs.

2003 was focused on communication in ideas management. In 2003, a number of communicative, organizational, and technical measures were implemented which were aimed at increasing the quality of suggestions for improvement and mobilizing employees to take an active role in innovatively shaping the Company. Among the measures was a brochure that targeted managers and encouraged them, as superiors, to motivate employees to submit suggestions and, as decision-makers, to be more sensitive to employees' ideas. An interactive catalog of questions illustrates the quality standards that suggestions submitted via the Intranet are expected to meet. As submitters are increasingly taking up direct contact with evaluators, lead times for implementation are becoming shorter. In 2003, the Deutsche Telekom Group made savings of some EUR 127 million thanks to 7,995 suggestions for improvement (first-time filings including subsequent approvals).

State-of-the-art training and development will secure prospects for the future. If we are to meet the challenges presented by the market and Deutsche Telekom's economic situation, our training and development activities must be efficient and of a consistently high quality. For example, in-class seminars will increasingly be prepared and complemented with e-learning, web-based training, and virtual classrooms. The implementation of the Group-wide debt reduction program and structural measures with regard to necessary personnel adjustments curbed our development activities in 2003.

                                                     Management report 2003
                                                                  Employees   47


The Telekom Training Center and T-Systems Training GmbH were combined at the beginning of 2003 to form Telekom Training. As the Group-wide partner for training and development, Telekom Training has 20 training sites with nine conference hotels and 39 vocational training centers, including around 240 vocational workshops throughout Germany. Telekom Training is a full-service provider for training and development as well as the infrastructure for educational events and conferences.

With state-of-the-art training concepts, we are working hard to promote lifelong learning for the future of our employees. Our educational scope ranges from technical and business topics to instruction in quality management, project management, and human resources management. Telekom Training also offers training sessions on the "E-Le@rning-Portal" to ease the transition to new software. Our Global Teach learning platform is the access portal to all the training measures on Deutsche Telekom's intranet. It provides access to more than 320 computer- and web-based training options. In implementing WEB-TV, we fulfilled our employees' request for brief, topical training sequences. This learning platform can be accessed from any Intranet or Internet connection, ensuring the highest possible degree of individual learning options.

Looking to the next generation. Despite the difficult employment situation and the tight cost situation, 4,000 junior staff throughout Germany began their vocational training at Deutsche Telekom in September 2003. This puts the total number of trainees at the end of 2003 at around 11,600, and once again makes Deutsche Telekom one of Germany's largest providers of vocational training. At the end of 2003, the trainee ratio was approximately 7 percent of Deutsche Telekom's domestic workforce. Within the framework of our employment pact, we expect to reduce the number of training positions offered in 2004. However, the training ratio will probably still be higher than the national average.

Telekom pension fund successfully launched. Financial security after retirement is becoming an increasingly important issue for employees. In 2002, we were the first large corporation in Germany to implement the provisions of the German Old Age Pension Act by establishing the Telekom Pension Fund (TPF). Throughout the Deutsche Telekom Group, more than 20,000 employees have now opted to take part in the deferred compensation plan under the TPF. Over 85 percent are taking the option of deferring part of their gross salary, whereas the share of participants opting to defer part of their net salaries (in accordance with the so-called "Riester pension" plan) is very low - as is the case on the market as a whole. The total volume invested in the TPF was over EUR 54.5 million at the end of 2003.

Regular documentation of our social contribution. Each year, we publish our Human Resources and Sustainability Report in which we document the contribution made by the HR department to Deutsche Telekom's economic situation and our responsibility toward employees and society as a whole. In addition, we use HR data and other information in order to inform readers about structures, performance, and the potential of our employees (so-called human capital), and about our Group HR strategy and relevant activities.

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48


Sustainability and environmental protection.

o    Group adopts pioneering sustainability strategy

o    Social charter provides transparency

o    Further support for uncoupling CO(2) emissions from energy consumption

o    Fleet makes more use of natural gas

Our everyday life today would be unimaginable without information and telecommunications technology, which quite properly counts as the central nervous system of modern society. As a telecommunications company, we feel a special sense of responsibility, and for that reason have made a commitment to sustainability as a fundamental concept. As we understand the term, we will be able to achieve sustainability in the medium and long term if we can integrate economic, social, cultural and ecological factors to form the foundation for our business operations. Our aim is to maintain these aspects of sustainability in a permanent, dynamic equilibrium. We have to have the flexibility to shift the equilibrium in favor of one aspect or another for a short time in response to a given situation, but not without also defining a path that will bring us back into balance.

Group adopts sustainability strategy. To achieve this ambition, Deutsche Telekom has developed a broad-based sustainability strategy in close consultation with the divisions and various central units. Our Group Sustainability Day in May 2003 was an opportunity to involve outside stakeholders (such as investors, customers, suppliers, non-government organizations) in the process. The Board of Management then adopted the sustainability strategy in September. Founded on the new T-Spirit corporate vision and values, it is an integral part of the Group's overall strategy. First, the sustainability strategy defines the main issues in matters of sustainability for the Group worldwide. It also describes what these mean for the divisions, and how they are generally to be implemented. The strategy consists of four different areas which are not isolated elements, but which are are linked together and influence each other in many ways.

Our strategic guidelines:

Our basic aim

o To be financially successful, both in the short term and the long term, and to enhance our credibility amongst customers, investors, financial markets and other stakeholders through honesty and transparency;

o To establish a systematic way of assessing the social implications of what we do, and include them in our decisions.

For people

o To implement internationally recognized human rights, employment standards and approaches to environmental protection, such as those outlined in the United Nations Global Compact on a Group-wide basis;

o To respect differences between people and cultures, and actively promote exchanges among them.

For the future

o To increasingly develop sustainable services and practice their implementation;

o To play an active role in the further development of the working environment and the knowledge society, both inside and outside the Company, and to help overcome the so-called digital divide.

For the environment

o To help promote more ecologically efficient use of resources in society, and help protect the climate;

o    To systematically reduce our own impact on the environment.

Binding social charter introduced for employees and suppliers. As our business has grown internationally, we are faced with a new situation in regard to social responsibility. We now need a worldwide answer to the question of the conditions under which we will produce our products and provide our services. Taking account of the entire value chain, we have developed our own social charter, which is binding throughout the Group. It prescribes compliance with internationally recognized minimum social standards all along the value chain. At the same time, it also makes our principles clear for our stakeholders. In addition to the values of the UN Global Compact, the charter is also founded on internationally recognized norms, guidelines and standards promulgated by the International Labor Organization (ILO) and the Organization for Economic Cooperation and Development (OECD).

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                                                     Management report 2003
                                Sustainability and environmental protection   49


The charter includes the following requirements:

o    To recognize and respect diversity among nations and societies;

o    To acknowledge a fundamental right of association;

o    To prohibit forced labor;

o    To eliminate exploitative child labor;

o    To reject discrimination and promote equal opportunities and diversity;

o To acknowledge a right to fair pay, and comply with national rules on working hours;

o To help train and develop employees and support them in taking personal responsibility for maintaining their employability;

o To comply with minimum standards with regard to occupational safety and health.

The requirements of our social charter are not restricted to the Deutsche Telekom Group. Our suppliers are likewise required to comply with international social standards, and to respect and apply the principles of the Deutsche Telekom Social Charter. This requirement will be made an integral part of our General Purchasing Terms and Conditions.

Further pursuit of concept for uncoupling CO(2) emissions from energy consumption. Deutsche Telekom's commitment to protecting the climate is supported by a concept for separating power consumption from CO(2) emissions. The concept takes account not just of how much electricity costs, but also how it is generated. Different types of power plants generate electricity with greater or lesser amounts of CO(2) emissions. By carefully selecting our suppliers, we were able to buy electricity from especially efficient power plants, thus considerably reducing our indirect CO(2) emissions.

For the first time in 2003 we were able to calculate energy consumption and CO(2) emissions separately under the contracts that had been in effect for their first full year in 2002. Deutsche Telekom's total energy consumption in Germany for 2002 was approximately 3,149 GWh, or about 74 percent of the 1995 total. By comparison, CO(2) generation was about 0.95 million metric tons in 2002, just 44 percent of the 1995 figure. This "uncoupling effect" was achieved by buying nearly 50 percent of our electricity from combined heat and power plants - about four times more than in the average power generation mix in Germany.

Fleet makes more use of vehicles powered by natural gas. With a total of roughly 32,000 service vehicles and some 8,700 company cars at the end of 2003, Deutsche Telekom operates one of the largest civilian fleets in Europe. Because our fleet is so large, we have taken a number of steps to optimize its ecological characteristics, as part of our own commitment to reduce environmental impact and conserve natural resources. For instance, we are aiming for a continuous reduction in fuel consumption and harmful emissions. We have inaugurated a number of measures to this end, such as paring back fleet size, buying fuel-efficient vehicles, teaching environmentally aware driving techniques, and using alternative fuels and engines (especially vehicles powered by natural gas).

At the end of 2002, Deutsche Telekom was using 49 gas-powered vehicles (20 of them running purely on natural gas, and 29 hybrids). In the summer of 2003 we launched a new project, buying 56 Opel Astra CNGs. These appropriately sized vehicles run only on natural gas, without restrictions on their possible uses or driving range. They were delivered in a number of pilot regions in December 2003. One area of special emphasis is the Berlin region, where a good network of fueling stations ensures acceptance among users. Starting in 2004, we plan to offer gas-powered vehicles nationwide to all our offices that use vehicles, as an ecological and economical alternative to conventional diesel vehicles.

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50


Risk management.

o Major risks eliminated as a result of the 2003 debt reduction target being achieved ahead of time

o    Regulation risks continue to predominate

o    Reduction in excess staff remains a factor crucial to future success

o Established system for recording and monitoring risks proves its effectiveness throughout the Group

The risk management system. Deutsche Telekom is exposed to various risks in its business activities. The Group counteracts these risks by using a risk management system. Deutsche Telekom views risk management as a business challenge in which efficient procedures and a constant awareness of risks contribute to making risks manageable. In its business policy, which focuses on profitable growth, Deutsche Telekom consistently takes advantage of any opportunities which arise. The associated risks are taken provided they are manageable and the measures can be expected to produce additional value. Each group unit is responsible for the risks which it takes in its field of responsibility.

Deutsche Telekom's management needs a solid base of accurate information to be able to appropriately deal with opportunities and risks and then make the necessary decisions. To this end, Deutsche Telekom has been using an established risk management system for several years. The risk management system is a comprehensive system which is based on existing planning, information, and monitoring processes and procedures. These include, for example, the integrated planning and management process carried out each year, additional controlling tools, and a review of the system (independent of processes) at regular intervals by Group Auditing.

Deutsche Telekom attaches particular importance to managing risks arising from financial positions. All our treasury activities - in particular the use of derivatives - are subject to the principle of risk minimization. Derivative financial instruments are used for the purpose of hedging interest rate and currency exposures which could have an effect on cash flow. All financial transactions and risk positions are managed in a central treasury system. Management is informed about these positions on a regular basis.

In addition to the other reporting systems, there is a separate risk reporting system in the Group. A network of risk managers reports identified risks that exceed a defined threshold value to the next reporting level and ensures that counter-measures are taken and these risks are taken into account in planning. Corporate Risk Management is in charge of the central methods and system used for this purpose. This unit ensures that the system works efficiently and informs the Board of Management on a quarterly and, if need be, ad-hoc basis about important risks facing the Group.

Deutsche Telekom thus has a sophisticated system for identifying, evaluating, and monitoring risks throughout the Group, with the individual elements of this system ensuring that business risks are recognized and actively managed early on, while business risks in general are hedged in accordance with the principles of risk management.

The risks. Of all the risks which have been identified for the Group, those risk areas or individual risks which Deutsche Telekom considers to be significant from a present-day perspective are examined below.

Economic and industry developments. The IT/telecommunications markets were not able to escape the effects of the current difficult state of the economy. This was reflected in particular in the restrained investment activities by key account customers. An economic upswing is expected in 2004 following the moderate revival in the second half of 2003. If this upswing is not sustained, there is a risk that key account customers' willingness to invest will not increase to the extent hoped for.

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                                                     Management report 2003
                                                            Risk management   51


If the economy remains weak and consumer behavior does not pick up, the achievement of Deutsche Telekom's growth targets - multimedia services in mobile communications, for example, or higher-value accesses in the fixed network - could be put at risk in the medium and long term and thus have a negative impact on the net worth, financial position, and results of Deutsche Telekom.

The trend towards broadband accesses and other forms of line upgrading in the fixed network continues unabated in the telecommunications sector. At the same time, however, there is an increasing risk of substitution of traditional fixed-network voice telephony by mobile communications.

Regulation and competition. Unlike its competitors, Deutsche Telekom is subject to strict regulation in Germany, combined with extensive powers of government agencies to intervene in the definition of products and pricing. The scope of these risks can only be estimated to a limited extent.

The federal government adopted the draft for the new Telecommunications Act on October 15, 2003, which provides for a considerable increase in regulation, particularly in the area of wholesale services. The draft act expressly includes an obligation to sell services to resellers at wholesale prices. In addition, expansion of the obligation to provide invoicing and collection services for competitors is planned. When this law comes into force, Deutsche Telekom may be exposed to the risk of shifts in market shares. The possibility cannot be ruled out that stricter regulations will also be issued in other areas, e.g., consumer protection and public security, which could lead to increased expenses.

Although the amended Telecommunications Act does not explicitly provide for regulation in the area of mobile communications, regulatory intervention, e.g., with respect to call termination charges, cannot be ruled out. Deutsche Telekom does not expect the amended Telecommunications Act to come into force before the middle of 2004.

Deutsche Telekom is not only subject to regulation in Germany; some of its subsidiaries abroad also have to comply with local regulatory provisions. In the fixed network segment, this applies in particular to subsidiaries in Hungary, Slovakia, and Croatia. In mobile communications, group companies in the United States, the United Kingdom, the Netherlands, the Czech Republic, Croatia, and Austria are supervised by regulatory authorities. A possible tightening of regulatory control in the area of mobile communications by the European Union is associated with a risk of price reductions for international roaming and call termination charges. In the United States, new consumer protection regulations could cause T-Mobile USA, for instance, to incur considerable additional expenses in the future in the area of customer data administration.

In the fixed-network area, classic voice telephony is in decline, not least due to substitution by mobile communications. The trend towards broadband accesses and other forms of upgraded subscriber lines, however, is proceeding unabated. For T-Com, competition has become fiercer due to decisions of the Regulatory Authority in 2003 (launch of "call-by-call" and "carrier preselection" in the local network). Here the possibility of a further drop in prices and continued loss of market share cannot be ruled out. Risks also arise from the increase in charges for the termination of calls in the networks of alternative local carriers (coupled with the elimination of reciprocity for call termination charges).

For T-Online, there is also a risk of more intense competition as a result of possible decisions by the regulator, e.g., with regard to broadband access.

In spite of its disproportionately strong growth in terms of customer additions, T-Mobile USA is still a player with a relatively small market share in the United States compared to other enterprises operating at the national level. If a consolidation process takes place among U.S. mobile communications companies, as announced by Cingular and AT&T-Wireless in February 2004, and T-Mobile USA is not involved in this process, there could be competitive disadvantages and a negative effect on growth and profitability for the company over the medium and long term.

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52


In its capacity as a provider of solutions covering the entire value chain of information and communications technology, T-Systems is subject to risks associated with the general economic situation and the willingness of customers to invest, as well as sharper price competition both at the national and international levels. In spite of the difficult market environment, T-Systems is increasingly successful in winning large contracts in the area of ICT (information and communication technologies) solutions.

Products and services. As a result of rapid technological progress and the trend towards technological convergence, there is a danger that new and established technologies or products not only complement one another, but that they also - at least in part - serve as substitutes for one another. Voice over IP and WLAN, for example, are such new technologies.

Considerable risks arise from dependence on individual suppliers. Especially in conjunction with the launch of UMTS, there is still a risk that the appropriate terminals will not be available in sufficient quantity and quality, as a result delaying or impeding the marketing of UMTS.

In addition, against the background of the restraint being shown by consumers at present, there is a risk that Deutsche Telekom will not succeed in making customers sufficiently aware of the existing added value offered by its products and services and in generating customer acceptance. This risk applies not only to mobile data services, but also to other product innovations aimed at the mass market, e.g., T-DSL. It is therefore essential for the success of Deutsche Telekom's marketing strategy that we make it possible for consumers to experience this added value. This also applies to the area of paid content for T-Online.

The T-Systems business model is oriented towards the performance of major projects. These are based on agreements which provide for considerable customer claims for warranty, damage, or contractual penalties in the event of unsatisfactory rendering of performance by T-Systems. As there is of course little in the way of historical experience with such projects, there are increased risks associated with these projects as well.

Toll Collect. DaimlerChrysler Services, Deutsche Telekom AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) reached an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), in September 2002 on the establishment and operation of a system for the recording and collection of toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons. Deutsche Telekom and DaimlerChrysler Services each hold a 45-percent stake in the Toll Collect consortium, with the remaining 10 percent being held by Cofiroute. The start of operations, initially scheduled for August 31, 2003, has been delayed.

The 45-percent stake in the operating company entails a range of risks for Deutsche Telekom which could have a negative impact on the Company's net worth, financial position, and results. This includes the possibility of contractual penalties due to further postponement of the start of operations and corresponding losses of revenue as well as additional expenses. Termination of the agreement by the Federal Ministry of Transport would have a considerable negative impact on the net worth, financial position, and results of the Group. Additionally, this may have a negative effect on the Company's image.

As a member of the Toll Collect consortium, Deutsche Telekom has received a claim from the Federal Republic of Germany for the payment of damages. The government is demanding compensation for lost toll revenues resulting from the postponement of system completion. The Federal Republic is asserting claims for damages of EUR 156 million per month for the period September 1 to December 31, 2003 and EUR 180 million for each month thereafter. In addition, the Federal Republic is enforcing contractual penalties of approximately EUR 680 million for reasons such as the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. The Federal Republic is also demanding enforcement of further contractual penalties. Deutsche Telekom believes the claims of the Federal Republic are unfounded. Under the terms of the agreement between the members of the consortium and the Federal Republic of Germany, any disputes relating to the toll collection system shall be settled by an arbitrational court. The Federal Republic has stated clearly that it intends to resort to the arbitrational court in its assertion of these claims.

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                                                     Management report 2003
                                                            Risk management   53


Personnel. Deutsche Telekom is continuing with its planned significant reduction in the number of staff. A considerable proportion of Deutsche Telekom staff in Germany, however, is protected against dismissal as a result of their status as civil servants or under statutory provisions and collective agreements. This poses a major challenge for the implementation of these measures.

There is a risk that individual placements of employees transferred to Vivento, Deutsche Telekom's personnel service provider which was restructured in 2003, to jobs on the external labor market will not be possible to the extent originally planned due to the difficult economic situation. This would jeopardize the achievement of the aim to reduce personnel costs. For this reason, additional employment opportunities are to be created within Germany by staffing major projects and establishing new business activities, such as on the call center market.

In addition, Deutsche Telekom expects to agree a collective reduction in weekly working hours combined with a limited drop in salaries for the employees of Deutsche Telekom AG within the framework of the "Deutsche Telekom employment pact", which is an issue in collective bargaining in 2004 aimed at producing an agreement to safeguard jobs. This assumes that negotiations with the trade unions will be brought to a successful conclusion. A change in statutory provisions is also required if the arrangements to be agreed upon are to apply to the large number of civil servants.

Health and the environment. The safety of all Deutsche Telekom's products and technical facilities constitutes an essential element of the Company's business activities. One important issue in the area of (mobile) networks is their electromagnetic compatibility with the environment. This is a controversial issue and the subject of public debate. It cannot be ruled out that existing uncertainties and concerns relating to the effects of electromagnetic radiation on users of mobile services cannot be completely dispelled by scientific studies. This could lead to a drop in the use of mobile communications and impede efforts by network operators to find sites for mobile communications base stations.

Deutsche Telekom aims to overcome doubts among the general public by means of an objective, scientifically well-founded, and transparent information policy. It was to this end that the "Mobile Communications Information Center" was founded in Germany in an initiative by mobile communications enterprises seeking to satisfy public information needs regarding the issue of "mobile communications and health".

IT and telecommunications infrastructure. Network and nodal breakdowns and resulting disruptions in production processes are reduced to a minimum by means of redundant structures in IT and telecommunications networks as well as back-up mechanisms for network nodes and computing centers. Protective systems such as firewalls, virus scanners, building security, and access systems, etc., are a basic standard in the Group. In addition, networks as well as IT and telecommunications nodes are monitored by separate early warning systems so that automated and manual counter-measures can be initiated in good time in the event of disruptions. Moreover, efficient organizational and technical emergency measures also aim to minimize damage.

It can nevertheless not be ruled out that acts of God such as lightning, fires, flooding, or other events such as terrorist attacks, malicious actions, and hacker attacks may lead to temporary and local disruptions in internal processes or services for customers.

Litigation. Deutsche Telekom AG is party to several court and out-of-court proceedings with government agencies, competitors, and other parties. The proceedings listed below are of special importance from Deutsche Telekom's point of view.

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54


A series of lawsuits combined to form class actions have been submitted to the United States District Court for the Southern District of New York by or on behalf of alleged buyers of American Depository Shares of Deutsche Telekom AG, which were issued on the basis of a registration statement on Form F-3 filed with the SEC on May 22, 2000 and a prospectus of June 17, 2000, as well as by alleged buyers of American Depository Shares who purchased these shares in the period from June 19, 2000 up to and including February 21, 2001. These lawsuits are asserting claims in court against Deutsche Telekom AG and its former Chairman of the Board of Management, Kreditanstalt fur Wiederaufbau, Deutsche Bank, Deutsche Bank Alex Brown, Dresdner Kleinwort Benson, Dresdner Kleinwort Benson North America LLC, and Goldman Sachs & Co. pursuant to U.S. securities laws. The lawsuits are based on the charge that essential points stated in the registration statement and in the prospectus were incorrect and misleading since the registration statement and the prospectus failed to provide any relevant information on the status of merger negotiations between Deutsche Telekom AG and VoiceStream Wireless Corporation, and that the stated values of Deutsche Telekom AG's real property assets were too high. The court has admitted the lawsuits as a class action; the class comprises all the buyers of American Depository Shares who purchased these shares in the period from June 19, 2000 up to and including February 21, 2001. The selling shareholder in the share placement, Kreditanstalt fur Wiederaufbau, was dismissed from the class action as a defendant. Discovery in this class action is nearly complete. On September 10, 2003 Deutsche Telekom AG submitted two motions for summary judgment to the court. No rulings have been made on these motions yet.

In Germany, a number of actions have been filed by alleged buyers of Deutsche Telekom shares that were sold on the basis of the prospectuses of May 28, 1999 and May 26, 2000. Deutsche Telekom AG expects this to involve some several thousand plaintiffs. Many of these actions maintain that Deutsche Telekom AG did not recognize and amortize the carrying amount of its real property assets correctly in accordance with statutory accounting requirements. Moreover, claims regarding the VoiceStream transaction were filed in several of these actions that are based on the same charges made in the U.S. class action. In other proceedings, it has been asserted that Deutsche Telekom AG failed to provide information on certain risks and to draw attention to discussions being held by the Board of Management. However, since not all the actions have been served yet, it is possible that further charges may be filed of which Deutsche Telekom AG is not yet aware. Some of the actions are also directed at Kreditanstalt fur Wiederaufbau and/or the Federal Republic of Germany. It is not possible to make any statement about the expected outcome of these actions at the present time. Several thousand buyers of Deutsche Telekom shares have applied for conciliatory proceedings regarding the above charges.

In April 2001, QPSX Europe GmbH filed an application for an injunction against Deutsche Telekom AG and Siemens AG at Munich Regional Court, contending that the defendants are infringing a patent right belonging to the plaintiff by providing services on the basis of the Asynchronous Transfer Mode Technology (ATM technology). As a result of the fact that ATM technology is used in a series of products and services provided by Deutsche Telekom, such as T-DSL and T-ATM, an unfavorable outcome to these proceedings might entail significant disadvantages and detrimental effects for Deutsche Telekom's business.

In September 1998, Deutsche Post AG instigated arbitration proceedings in order to receive payments from Deutsche Telekom AG for costs entailed in providing housing assistance to former employees of Deutsche Bundespost, including a number of Deutsche Telekom employees. The responsibility for providing housing assistance to the former employees of Deutsche Bundespost was transferred to Deutsche Post AG in 1995. The parties differ in opinion regarding the proportion to be reimbursed by Deutsche Telekom AG for these services. At present, Deutsche Post AG is demanding payments amounting to EUR 131 million from Deutsche Telekom AG. If this claim is successful, Deutsche Telekom AG expects Deutsche Post AG to file further claims. In March 2000, Deutsche Telekom AG filed counterclaims amounting to EUR 62.6 million, demanding the return of prepayments it had made in 1995 and 1996.

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                                                     Management report 2003
                                                            Risk management   55


Deutsche Telekom AG intends to defend itself resolutely in each of these court, conciliatory and arbitration proceedings. It is not possible to make any statement about the outcome of these proceedings at this point in time.

Currency and interest rate risks. Deutsche Telekom is exposed to currency risks due to its international business activities. The risks resulting from the purchase and sale of goods and services in various currencies are relatively low, as the inflows and outflows relating to the companies operating abroad are mostly recorded in the respective local currency. As a rule, Group Treasury only hedges currency risks that have an impact on cash flows. Currency risks relating to financing and investment activities, and which have an impact on cash flows are also hedged in full. Foreign currency effects from the translation of balance sheet items, and which do not have an impact on cash flows are not hedged as a rule.

Deutsche Telekom is primarily exposed to interest risks in the euro, U.S. dollar and British pound sterling currencies. Interest rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due in each of these currencies. Each year, the Board of Management specifies the ratio of fixed and variable interest-bearing items in these three currencies. Group Treasury takes appropriate measures using derivative instruments to implement the interest-risk management decisions of the Board of Management.

Financing and rating. Deutsche Telekom has achieved the debt reduction target for the 2003 financial year. The successful reduction of net debt in 2003 to three times adjusted EBITDA ensures access to the capital market. Although the Group's profitable growth has priority in 2004, Deutsche Telekom will continue its efforts to further reduce its net debt. Deutsche Telekom has already pre-financed its repayment obligations for 2004 and 2005.

The Moody's rating agency upgraded the outlook for the long-term rating of Deutsche Telekom from "stable" to "positive" on June 24, 2003, with Fitch making the same move on August 28, 2003. Deutsche Telekom is assigned a long-term rating of Baa3 (outlook: positive) by Moody's and a BBB+ (outlook: positive) by Fitch. This was confirmed by Standard & Poor's on July 10, 2003 with a long-term rating of BBB+ and a stable outlook. The risk of greater financing costs due to a deterioration in rating is low in view of the current rating situation.

Sales of shares by the Federal Republic or Kreditanstalt fur Wiederaufbau (KfW). The federal government has announced that it intends to sell additional shares in Deutsche Telekom by means of a so-called holding arrangement, i.e., the transfer of the shares to KfW, to finance its planned reforms. This plan has not yet been spelled out in detail, however. For holders of T-Shares, there is a danger that a sale of Deutsche Telekom shares through KfW or rumors to this effect circulating in the market could have a negative short-term impact on the share price.

Assessment of overall risk. Major risks for Deutsche Telekom have been eliminated by the attainment of the debt reduction target planned for the end of 2003 ahead of schedule. Other risks have increased, however. These include the regulatory risks resulting from the pending amendment to the Telecommunications Act, the successful launch of product and service innovations and risks relating to the planned further reduction in excess staff. The Group is not exposed to any risk endangering its continued existence.

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56


Key events after December 31, 2003.

Discontinuation of monthly line sharing charge for 2004; new tariffs planned from 2005. At the end of February 2004, Deutsche Telekom agreed with the EU Commission to close the supposed cost/price differential between broadband rates charged to competitors and retail broadband rates as of April 1, 2004. To this end, the monthly wholesale rate for competitors will no longer exist from April 2004; this arrangement will initially apply until the end of December 2004. For the period starting 2005, Deutsche Telekom will develop new, more favorable line-sharing rates in the next few months. In view of the proposed rate reduction, the EU Competition Commission decided at the beginning of March to discontinue its investigations relating to Deutsche Telekom's alleged abuse of its market-dominant position.

Acquisition of Scout24 approved by anti-trust authorities. On December 10, 2003 the Supervisory Board of T-Online International AG approved acquisition of 100 percent of the shares in Scout24 AG, Baar (Switzerland) from the private equity company Beisheim Holding Schweiz AG, Baar (Switzerland). The German and Austrian anti-trust authorities approved the transaction at the beginning of February 2004. Subject to agreed adjustments depending on the 2003 financial statements of Scout24 AG, the purchase price is approximately EUR 180 million in cash and includes the take-over of a shareholder loan. As part of the acquisition of Scout24 AG, T-Online International AG is also acquiring the shares held by Scout24 in the companies AutoScout24, ImmobilienScout24, JobScout24, FinanceScout24, FriendScout24, Scout24 Schweiz AG and TopJobsScout24, as well as other Scout24 brands. The Scout24 marketplaces are aimed at users in Germany, Switzerland, and other European countries.

Sale of shares in Virgin Mobile. At the end of January 2004, T-Mobile and Virgin Group Ltd. signed a contract agreeing that Virgin Group Ltd. would take over T-Mobile UK's 50-percent stake in their joint venture Virgin Mobile. In return, under the terms of a new wholesale agreement, Virgin Mobile will continue to use T-Mobile UK's network for at least another 10 years; Virgin Mobile has no mobile communications network of its own. In addition, T-Mobile will share in the proceeds of the stock market flotation of Virgin Mobile.

Toll Collect. DaimlerChrysler Services, Deutsche Telekom AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) reached an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), in September 2002 on the establishment and operation of a system for the recording and collection of toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons. Deutsche Telekom and DaimlerChrysler Services each hold a 45-percent stake in the Toll Collect consortium, with the remaining 10 percent being held by Cofiroute. The start of operations, initially scheduled for August 31, 2003, has been delayed.

The consortium has been in negotiations with the Federal Ministry of Transport for weeks. The discussions are focused in particular on the timing and the form the system will take at its launch, issues of liability and other amendments to the agreement, as well as technical aspects of the toll collection system. The Federal Minister of Transport, Building and Housing announced on February 17, 2004 that notice of termination would be given. Deutsche Telekom received this notice of termination on February 19, 2004.

Under the terms of the operating agreement, the consortium then has the opportunity to remedy within two months the reasons for termination as stated, insofar as they are justified, and to agree with the Federal Ministry of Transport the remaining preconditions for continuation of the Toll Collect project before the Federal Ministry of Transport can finally terminate the agreement. Termination by the Federal Ministry of Transport would also have a negative impact on the net worth, financial position, and results of the Group.

On February 29, 2004, the conosortium and the Federal Ministry of Transport agreed on modalities for continued cooperation. The agreement concerns the project plan in particular, as well as issues of liability and remuneration. The consortium and the Federal Ministry of Transport will implement the agreed amendments in the coming weeks.

A further capital increase of EUR 80 million was carried out on February 27, 2004 to extend the financing of Toll Collect GmbH and to comply with the agreed equity guarantee. A further capital increase of EUR 150 million is planned for March 2004. Deutsche Telekom has already taken precautionary measures for this in its 2003 financial statements.

                                                     Management report 2003
                                                                    Outlook   57

Outlook.

o    World economy on course toward recovery

o    Broad program of measures initiated

o    Divisions aim to further improve earnings

o    Focus on profitable growth

World economy expected to pick up further. The worldwide economic recovery projected by leading economic research institutes is forecast to gain momentum in 2004. The strongest economic impetus is initially expected to come from the United States. At least at the outset, the euro region will lag behind the trend. We assume, however, that the discrepancy in business conditions will narrow as the year goes on. The primary reasons for the delay will be the continued strength of the euro, limited corporate investment, and a weak level of private consumption. We agree with the research institutes in expecting economic growth of about 1.7 percent in the euro region during 2004 and about
3.1 percent worldwide.

Corporate strategy focused on profitable growth. We intend to position the Group as a growth leader in the ICT sector. But this growth is not to be at the expense of profitability. To achieve this ambitious goal, the Group has developed its "Agenda 2004". This defines six cross-divisional areas that will be our top priorities during the current financial year: broadband, human resources, innovation, quality, efficiency, and business customers. As "Agenda 2004" is implemented, it will significantly enhance the business potential of the Group's divisions. It will also play an active role in strengthening coordination between the divisions.

"Agenda 2004" sets out specific steps. Broadband will be a crucial aspect in our Group's future development. Growing demand for broadband access and more widespread content usage necessitating high transmission rates mean that the outlook is promising for the coming years in terms of potential revenue growth. We are preparing to leverage this potential with appropriate initiatives, especially in our T-Com and T-Online divisions. The Deutsche Telekom Group expects a marketing surge in its T-DSL business thanks to innovative offers in the areas of access, personalized services and content.

Another key aspect in the 2004 financial year will be managing personnel costs. The principal areas of action here will be in the T-Com division, and also within the purview of Vivento, our personnel service provider. Besides conducting individual placements, we will also develop additional outplacement business models. The Group is also in intensive negotiations with employee representatives to shorten the working week. We view this as a promising way of relieving the financial pressure on the Group while avoiding compulsory redundancies. We are additionally reviewing methods for adjusting salaries, and the re-introduction of a severance program.

Our innovation drive is already under way, and will continue throughout all divisions. This underscores the importance we attach to innovation as a factor for profitable growth. We will continue to pool the divisions' core competencies with a more market-oriented focus, and take advantage of inter-divisional technology platforms to create new products and services. Important areas for innovation will include enhancing inter-operability among different terminal devices ("seamless services") and further developing our network infrastructure ("next generation networks"). And we will continue to improve our already successful Wireless LAN and broadband network access services.

The objective of our Group-wide quality drive is to increase customer satisfaction and strengthen customer loyalty to the "T" brand. Our extensive range of measures puts a clear emphasis on increasing the quality of service at points of contact with the customer. By optimizing our planning for staff deployment and requirements, and through focused staff coaching, we will achieve higher-quality customer assistance with shorter waiting times. We expect IT solutions to provide an additional improvement in service quality, for example with the implementation of an order management system at T-Online. T-Systems is systematically internationalizing its solutions, highlighting our quality standards on an international level. Another aspect of this campaign focuses on crucial interfaces between divisions. For example, we will improve the synchronization of the provision of broadband accesses by T-Com and the activation of Internet accesses by T-Online.

58

Efficiency enhancements and cost cuts are another focal point of "Agenda 2004". All divisions will participate in this drive with the implementation of specific measures. With this objective in mind, we will continue to work on improving our productivity in all relevant areas. This includes the planned sale of noncurrent assets no longer needed for operations, and a further optimization of working capital. We will also realize synergies from Group-wide network and IT platforms, and build up our purchasing power with procurement bundling in this field.

The business customer drive at T-Systems and T-Com aims to attune cooperation between these divisions better to our customers' needs. The ultimate goal is to optimize sales management for large and medium-sized business customers. This will enable us to identify specific customer needs and address the relevant customer groups with coordinated sales activities and appropriate products and services. In addition, we plan to refocus the individual sales units' target systems in terms of internal supply and service relations, to concentrate them more on optimizing the Group's overall results.

T-Com aims to improve EBITDA. The T-Com division is focusing on safeguarding and expanding its core business in 2004 - and more specifically, on stabilizing its existing business and pursuing its broadband drive. T-Com is more exposed to the effects of regulation than any other division. The introduction of call-by-call for local calls during the year under review, together with other regulatory actions such as the reduction of interconnection charges, will add to the pressure in 2004. But we plan to counter this trend with such means as special, attractive tariff options. Establishing T-Com as a brand in its own right is expected to make an important contribution toward building customer loyalty.

The T-Com division will continue to focus on enhancing profitability and improving cash generated from operations. We expect T-Com to improve its EBITDA (earnings before interest, tax, depreciation and amortization) in 2004 with new measures, for example those included in its efficiency and human resources drives. T-Com's capital expenditure will be focused on a steady expansion of the subscriber line network and transmission platforms.

T-Mobile will be growth driver for the Group in 2004. The T-Mobile division will be one of the Group's growth drivers in 2004. The driving force will be an expansion of the core business in voice traffic, while at the same time playing a key role in the development of the future market for mobile data services. Although growth is likely to lose momentum slightly in Western Europe, we still expect very satisfactory growth rates in the U.S. market. We will also generate additional growth potential with the improvement of our customer structure and strengthening the "T-Mobile" brand.

All in all, we expect to see significant revenue growth at T-Mobile in the 2004 financial year. Furthermore, EBITDA should grow substantially compared with 2003. Our strong international presence and expanded customer base will enable us to take advantage of significant economies of scale and synergies under the "One Company" approach. Specific efficiency advantages exist in purchasing, and in processes that are already standardized division-wide and are to be optimized further under "Agenda 2004".

As in 2003, the mobile communications growth market will account for a substantial proportion of capital expenditures this year. One focal point will be the expansion of the UMTS network in Europe. We will also continue to expand GSM network capacity and quality in the United States to ensure medium-term growth in this market.

T-Systems will continue to gain ground despite more intense competition. With its focus on selected industries and its optimized portfolio of solutions, the T-Systems division has already improved its earnings substantially. In tandem with our drive to win more business customers, this development will continue to bear fruit. Consistent orientation towards customer needs - for example, by providing innovative, flexible business solutions - will enable the division to grow despite the competition for business customers.

T-Systems will still face intense pressure from competitors in the markets for IT and telecom services during 2004, especially with regard to prices. But the pleasing level of new orders up to the end of 2003 still leads us to expect a slight increase in revenues, despite the adverse market environment. The division will counter the heavy price pressure with programs to enhance quality and efficiency in every segment. Examples of these programs include the further consolidation of computer centers and the restructuring of the Systems Integration unit. This will further boost an already good earnings position.

                                                     Management report 2003
                                                                    Outlook   59

T-Online will continue to increase user numbers and intensity of usage. Once again in the new financial year, the T-Online division is maintaining its position as a growth driver in the online market. We expect that user numbers will keep growing and that users will spend more time online. The reason is the successful combined business model that pairs access with non-access business. The broadband drive is also expected to provide important impetus. With the support of "Agenda 2004", growth potential will also be generated in the innovative market for paid content and services (such as video on demand) in the future. We therefore expect T-Online's revenue to increase in 2004. The factors propelling the increase in efficiency will be process improvements and a consistent exploitation of economies of scale.

Divisions' successes will be reflected in Group figures. Following on from our considerable progress in debt reduction during 2003, our focus for the 2004 financial year will be on profitable growth. As part of "Agenda 2004" we have identified fields for action which we expect to create additional impetus for growth when the relevant measures are implemented. We intend to maintain the position of our T-Mobile and T-Online divisions as growth drivers in their respective markets. At the same time, we expect the T-Com division to profit from the intensified broadband drive and once again to generate high, almost stable revenues for the Group. With the additional contribution from the T-Systems division, we expect net revenue to grow again this year. We also expect an increasing proportion of revenue growth to come from our international affiliates, especially T-Mobile USA.

We expect EBITDA to increase once again in 2004. This growth will be driven not just by expanding revenue, but by sustained improvements in efficiency.

After our successful debt reduction measures in the 2003 financial year, we are planning a moderate expansion of our investment activities in 2004. We will do so in line with the principle of profitable growth.

We expect no major changes compared with the previous year in depreciation and amortization. As a result of the particularly high nonscheduled write-downs on noncurrent assets that resulted from the strategic review in the 2002 financial year, depreciation and amortization stabilized at an appropriate level in 2003. This development is likely to continue during the current year.

The range of measures under "Agenda 2004" combines growth objectives with debt reduction. We expect our net debt to fall further in the 2004 financial year, primarily through the use of our cash generated from operations. Consequently, we expect a further moderate year-on-year decrease in our net interest expense.

We are aiming to increase our net income in the 2004 financial year. This growth will be driven mainly by the revenue increases outlined above, combined with improvements in efficiency and in cost structures. But we also expect this earnings growth to be associated with a higher tax burden.

Suspension of dividend payment. The Board of Management and Supervisory Board will propose to the shareholders' meeting that no dividend be paid to shareholders' for the 2003 financial year. Suspending dividend payments again will continue to support the Group in reducing its debt and thus improve its balance-sheet ratios. This underlines our determination to create a solid foundation for profitable growth. Our aim is to reinstate the dividend for the 2004 financial year to let our shareholders benefit from the Company's success once again.

Group on track for 2004. After our major advances in reducing debt, the 2004 financial year will be focused on profitable growth. We are confident that this strategy will allow us to continue our successes of 2003.

                                    [GRAPHIC]

                                 Determination.
                    Promise performance. Deliver performance.
                Taking responsibility with the power to perform.

                                    [GRAPHIC]

62


The T-Share. On the way up.

o    Share price rises by over 18 percent in the course of the year

o    Marked upswing in international stock markets

o Debt reduction and profitable growth within the Group well received by capital markets

-------------------------------------------------------------------------------
T-Share information
-------------------------------------------------------------------------------
                                                        2003           2002
-------------------------------------------------------------------------------

Xetra closing prices (euro)
-------------------------------------------------------------------------------
Share price at Dec. 31                                     14.51          12.25
-------------------------------------------------------------------------------
Year high                                                  14.51          20.16
-------------------------------------------------------------------------------
Year low                                                    9.13           8.42
-------------------------------------------------------------------------------

Trading volume (number of shares)
-------------------------------------------------------------------------------
German exchanges                                     5.9 billion    5.7 billion
-------------------------------------------------------------------------------
New York Stock Exchange (ADRs)                       169 million    211 million
-------------------------------------------------------------------------------
Tokyo Stock Exchange                                 1.2 million    1.2 million
-------------------------------------------------------------------------------
Market capitalization at Dec. 31 (euro)             60.9 billion   51.4 billion
-------------------------------------------------------------------------------

Weighting of the T-Share in major stock indices
-------------------------------------------------------------------------------
DAX 30                                                       8.8%           9.3%
-------------------------------------------------------------------------------
Dow Jones Euro STOXX 50(C)                                   2.7%           2.3%
-------------------------------------------------------------------------------

T-Share - key figures
-------------------------------------------------------------------------------
Net cash provided by operating activities
   per share                                          (euro)3.41     (euro)2.97
-------------------------------------------------------------------------------
Earnings per share (German GAAP)                      (euro)0.30    (euro)-5.86
-------------------------------------------------------------------------------
Earnings per share (U.S. GAAP)                        (euro)0.70    (euro)-5.30
-------------------------------------------------------------------------------
Dividend                                                      --             --
-------------------------------------------------------------------------------
Shares issued (millions)                                4,197.75       4,197.75
-------------------------------------------------------------------------------

Capital markets. In 2003, after three successive years of decline, international stock markets recorded positive results for the year. Although the markets clearly suffered in the first two quarters of 2003 from the uncertainty caused by the Iraq crisis, with the second quarter also impacted by the SARS epidemic, the markets picked up significantly in the rest of the year. The easing of political tensions around the world and signs of economic recovery restored confidence and optimism around the markets. The DAX closed on December 31, 2003 at a high for the year of 3,965 points, an increase of 37 percent on the previous year's close.

Trends in international indices. Other international stock exchanges also showed a distinct upward trend in 2003, although gains generally lagged behind the DAX. The Euro STOXX 50(C) gained 16 percent in the course of the year, while the Dow Jones Industrial increased by 25 percent. The Asian markets also marked a clear recovery once the SARS problem was contained. The Nikkei 225 - bolstered by massive intervention from the Japanese government - also rose in 2003 to close 24 percent up on the year.

Growth of the T-Share. The T-Share rose by more than 18 percent over the whole year, from its starting point of EUR 12.25 on December 31, 2002.

In the run-up to the outbreak of the Iraq war, the share suffered another distinct drop in March. It touched bottom on March 12 at EUR 9.13, with the DAX also languishing at 2,189 points, its lowest since 1996.

Since April, however, the T-Share has been clearly on the way up, with the successful drive by Deutsche Telekom to reduce debt being especially well received by the markets. In the remainder of the year, the main focus among investors and analysts shifted to restructuring and profitable growth.

The EUR 2.3 billion mandatory convertible bond issued by Deutsche Telekom in February had no lasting negative impact on the share price.

On July 8, Kreditanstalt fur Wiederaufbau (KfW), a federal corporation, issued an exchangeable bond worth EUR 5 billion, convertible into Deutsche Telekom shares. The terms and conditions of the bond specify that, upon conversion, it will be converted into shares already held by KfW. For this reason, the convertible bond cannot have a dilution effect on Deutsche Telekom's capital stock. This bond issue also had no lasting effect on the share price, which actually rose by 3.6 percent in the month of issue. The presentation in November of the Group's figures for the first nine months, with the early attainment of its debt reduction target and free cash flow well above the planned level, was also very well received on the capital markets. The T-Share underwent a distinct rise towards the end of the year, and finally closed trading at a high for the year of EUR 14.51.

                                                               The T-Shares   63


Dividend. In order to further reduce debt, the Board of Management and the Supervisory Board will propose to the shareholders' meeting that no dividend be paid for the 2003 financial year. The Board of Management does, however, aim to reinstate the dividend for the 2004 financial year, payable in 2005.

Deutsche Telekom issues mandatory convertible bond.
In February 2003, as an addition to its regular financing activities, and to increase liquidity, Deutsche Telekom AG issued a mandatory convertible bond with a principal value of approximately EUR 2.3 billion via its Dutch subsidiary Deutsche Telekom International Finance B.V. This amount is backed by up to 194 million shares, which will be issued to creditors at the end of the three year term. The mandatory conversion in 2006 will create a dilution effect of under 5 percent. The transaction, more than three times over-subscribed, was based on a resolution to authorize convertible bond and warrant issues approved by the shareholders' meeting on May 29, 2001.

--------------------------------------------------------------------------------
T-Share as compared to DAX and Euro STOXX 50(C)in 2003
--------------------------------------------------------------------------------

                                    [GRAPHIC]

--------------------------------------------------------------------------------
T-Share as compared to other telecommunications companies in 2003
--------------------------------------------------------------------------------

                                    [GRAPHIC]

--------------------------------------------------------------------------------
T-Share as compared to DAX and Euro STOXX 50(C), November 1996-2003
--------------------------------------------------------------------------------

                                    [GRAPHIC]

64


Shareholder structure. In the year under review, the ratio of free float to all shares remained unchanged against the previous year. Following the transfer of around 199 million shares held by the Federal Republic to KfW in November 2003 in a so-called holding arrangement, the government retained approximately 26 percent of the shares at the end of the year, with 17 percent held by KfW.

At the year-end, the Federal Republic's stake, including shares held by KfW, thus remained unchanged at 43 percent.

--------------------------------------------------------------------------------
Shareholder structure
--------------------------------------------------------------------------------

                                    [GRAPHIC]

--------------------------------------------------------------------------------
Geographical distribution of free float
--------------------------------------------------------------------------------

                                    [GRAPHIC]

Investor relations. With its policy of timely and transparent communication, Deutsche Telekom enables all players in the capital markets to obtain prompt factual information about the Company. Altogether, six road shows were run in Europe, Asia, and North America addressing institutional investors, bond investors, and analysts, with Deutsche Telekom management personally attending over 230 individual and group sessions to discuss the economic situation, corporate strategy, and future prospects for the Company. The management also represented Deutsche Telekom at major international investment conferences. The "Investors' Day" at CeBIT in Hanover as well as the analysts' meetings and conference calls organized around the publication of the quarterly and annual financial statements in Bonn were broadcast live via the Internet. This ensures that all groups of investors receive the same information on the position of Deutsche Telekom.

About 9,000 shareholders attended the shareholders' meeting in Cologne on May 20, 2003. Voting facilities for shareholders unable to come to Cologne in person were further extended. For the first time, they were able to change their voting instructions via the Internet right up to the start of voting. Out of about 80,000 voting instructions issued to employees of the Company (proxy voting), about 10,000 came via the Internet.

The use of the Internet allows all interested parties to obtain prompt and comprehensive information about the Company. The Investor Relations website, where all relevant Company information can be retrieved, is being constantly enhanced and updated with the latest news.

The call center for the T-Share forum (FTA), the permanent contact for retail investors, handled an average of 300 Deutsche Telekom-related enquiries a day in 2003. The FTA call center can be contacted weekdays within Germany from 8 a.m. to 8 p.m. at the toll-free number 0800 330 2100 (fax: 0800 330 1100).

The divisions

T-Com                                                                         68
T-Mobile                                                                      74
T-Systems                                                                     80
T-Online                                                                      86
Group Headquarters & Shared Services                                          92

Reconciliation of pro forma figures                                           96

                                    [GRAPHIC]

                                    [GRAPHIC]

                                    Interest.
                    Generate ideas. Put ideas into practice.
                      Interest and ideas drive innovation.

68


T-Com. Strong brand drives success of broadband campaign.

o    Strongest revenue engine in the Deutsche Telekom Group

o    Dynamic increase in demand for broadband connections

o Broadband strategy again provides powerful vehicle to capture new areas of business

o    WLAN campaign successfully launched

--------------------------------------------------------------------------------
T-Com
--------------------------------------------------------------------------------

(millions of (euro))                                   2003      2002     Change
--------------------------------------------------------------------------------
Total revenue(a)                                      29,206    30,559    -1,353
--------------------------------------------------------------------------------
   Germany                                            25,351    26,682    -1,331
--------------------------------------------------------------------------------
   Eastern Europe                                      3,855     3,877       -22
--------------------------------------------------------------------------------
Results from ordinary business activities              4,247     3,604       643
--------------------------------------------------------------------------------
EBITDA(b)                                             10,164    10,051       113
--------------------------------------------------------------------------------
EBITDA, adjusted(b)                                   10,356    10,268        88
--------------------------------------------------------------------------------
   Germany                                             8,667     8,471       196
--------------------------------------------------------------------------------
   Eastern Europe                                      1,689     1,797      -108
--------------------------------------------------------------------------------
EBITDA margin, adjusted(b)(%)                           35.5      33.6       1.9
--------------------------------------------------------------------------------
Investments in property, plant and equipment
   and intangible assets(c)                           -2,129    -3,180     1,051
--------------------------------------------------------------------------------
Number of employees averaged over the year           139,548   153,065   -13,517
--------------------------------------------------------------------------------

(a)  Including DeTeMedien and agency business.

(b) Deutsche Telekom defines EBITDA as results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(c)  Excluding goodwill und intragroup transfers.

--------------------------------------------------------------------------------

T-Com, the fixed-network division of the Deutsche Telekom Group successfully continued its braodband campaign in 2003, increasing the number of T-DSL lines in operation to a total of 4.1 million. Furthermore, T-Com serves both private and corporate customers in Germany, Hungary, Croatia, Slovakia, and Macedonia. In total, T-Com operates 55.5 million narrowband subscriber lines (including ISDN channels), making it one of the largest fixed-network providers in Europe. T-Com also delivers its products to the other Deutsche Telekom Group divisions and to some 200 telecom companies. To deliver these services, T-Com operates the Group's state-of-the-art fixed-network infrastructure - one of the most modern worldwide. In total, the network features around 1.4 million kilometers of copper cabling and 195,000 kilometers of fiber-optic cabling. During the 2003 financial year, as many as 30,000 terrabytes of data were transmitted each month over T-Com's IP network alone. In June 2003, T-Com launched its MDCS (Media Distribution and Caching Service) content delivery platform. This service provides customers with a user-friendly platform to access multimedia content on the Internet over a broadband connection. T-Com thus offers a fully featured, intelligent network for content delivery. As early as February 2003, T-Com opened its new Internet User Help Desk in Ulm. This Help Desk handles a significant percentage of total Internet traffic in Germany. Thanks to its state-of-the-art monitoring, diagnosis and troubleshooting functionality, the call center ensures extremely high quality of service for Internet users in Germany.

T-Com has been positioned as an independent brand under the umbrella of the Deutsche Telekom Group since August 1, 2003. The move reflects the special status enjoyed by fixed-network communications within the Deutsche Telekom Group. Under the T-Com brand, the company offers innovative products and solutions such as T-ISDN, T-DSL and WLAN. The T-Com brand promises its customers the very latest, highest-quality fixed-network services and premium customer service. The objective is to communicate this promise to T-Com customers.

Intensive competition on a regulated market. Once again, competition was stiff on the German fixed-network market in 2003. By virtue of its dominant position, T-Com continues to remain subject to asymmetrical regulation. During the year under review, the strong competition that has shaped the national long-distance call segment for several years started to creep into the local call segment. In April 2003, the call-by-call option was extended to local calls in Germany. This means the customer is free to select the operator of his or her choice on a call-by-call basis simply by entering an operator-specific code. In July 2003, preselection was introduced in the local network. Customers can now assign a permanent operator for all local calls. The aim of these government regulations is to shift market share from T-Com to competitors.

In response to the rise in competitive pressure, T-Com introduced a new variant of the "AktivPlus xxl" and the "AktivPlus calltime 120" tariff options in October 2003. By the end of the financial year, more than 1.3 million subscribers had opted for one or other of these tariff rates. In December 2003, the

Administrative Court in Cologne had suspended approval of the two tariff options by the Regulatory Authority in response to an injunction against the approval by two T-Com competitors. In a summary proceeding, however, the Higher Administrative Court of Munster reversed the judgment of the lower court. T-Com can thus continue to offer the tariffs pending a final decision on the merits of the case.

In addition, T-Com reduced City Standard rates by up to 50 percent in the financial year. This reduction in local/city rates was in response to demands from the Regulatory Authority that T-Com clear its access deficit by raising monthly charges for analog T-Net lines. By raising rates in this area, T-Com increased its fixed income for subscriber access. On December 1, 2003, T-Com also reduced international rates in the AktivPlus tariff scheme by up to 87 percent. On the same date, T-Com introduced a new range of attractively priced corporate tariffs. The BusinessCall rate plans, for example, cut the cost of international calls to more than 50 countries.

During the 2003 financial year, T-Com implemented a number of measures to increase its customer focus. These included T-Com's far-reaching "Perform+" quality program launched in mid-2003. This initiative uses customer surveys to identify and understand quality issues (e.g. in service or customer care). Possible approaches to solving such issues are put through their paces at local subsidiaries and, once proven, implemented nationwide. The impact of the measures on customer satisfaction ratings is checked regularly. T-Com will continue this initiative in 2004.

Market presence for various customer groups improved.

T-Com serves its residential and corporate customer base through various sales channels. Consumer Sales reach private customers through four different sales channels unified through a carefully aligned marketing strategy. Customer Care is the strongest sales channel. In 2003, the 0800 330 1000 hotline handled approximately 70 million customer contacts. A uniform image was established for the T-Com brand across all T-Punkt shops. This was instrumental in enabling T-Com's offering to be presented in a consistent, appealing way. During the financial year, T-Com also decided to establish its store-based retailing organization as a wholly-owned subsidiary. The objective is to increase the market success of these retail outlets. The spin-off will be completed during the course of 2004.

--------------------------------------------------------------------------------
T-Com
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(millions)*                                                 2003   2002   Change
--------------------------------------------------------------------------------
Broadband lines (in operation)                               4.1    2.9     1.2
--------------------------------------------------------------------------------
   T-DSL (Germany)                                           4.0    2.8     1.2
--------------------------------------------------------------------------------
   DSL (Eastern Europe)                                     0.11   0.04    0.07
--------------------------------------------------------------------------------
Narrowband lines, incl. ISDN channels(a), (b)               55.5   56.1    -0.6
--------------------------------------------------------------------------------
   Germany                                                  48.7   49.3    -0.6
--------------------------------------------------------------------------------
      Standard analog lines                                 27.2   28.6    -1.4
--------------------------------------------------------------------------------
      ISDN channels                                         21.5   20.7     0.8
--------------------------------------------------------------------------------
   Eastern Europe                                            6.8    6.8     0.0
--------------------------------------------------------------------------------
      MATAV group(b)                                         3.5    3.6    -0.1
--------------------------------------------------------------------------------
      Slovak Telecom (ST)                                    1.4    1.5    -0.1
--------------------------------------------------------------------------------
      Hrvatske telekomunikacije (HT)                         1.9    1.8     0.1
--------------------------------------------------------------------------------
Subscribers to AktivPlus calling plan                       11.6   10.7     0.9
--------------------------------------------------------------------------------
Mobile subscribers                                           5.1    4.7     0.4
--------------------------------------------------------------------------------
   Westel                                                    3.8    3.4     0.4
--------------------------------------------------------------------------------
   HT mobilne komunikacije(c)                                1.3    1.2     0.1
--------------------------------------------------------------------------------

(a)  Telephone lines, including for internal use.

(b) Subscriber-line figures are presented retrospectively from the 2001 financial year, including MATAV's subsidiary Maktel.

(c)  These companies were fully consolidated in the following financial years:
     HT-Hvratske telecomunikacije, T-Mobile CZ, T-Mobile USA (including Powertel, Inc.) in 2001; T-Mobile Netherlands in 2002.

(*) Figures rounded and expressed in millions. The total was calculated on the basis of precise figures.

--------------------------------------------------------------------------------

Complementing its own retail network, T-Com also cooperates with sales partners. This ensures that T-Com products are available at over 18,000 stores nationwide.

The Internet is emerging as an increasingly strategic sales channel. In 2003, T-Com redesigned its online shop www.t-com.de/shop to make it more appealing. This involved making it easier for online shoppers to find the products and services they are looking for, get the information they need, and complete their purchase. Thanks to its enhanced design, T-Com's new e-shop is ideally positioned to meet rising consumer interest in online shopping and services.

Towards the end of the financial year, T-Com restructured its corporate customer sales activities. Business Sales is now responsible for the entire corporate market, including some 2.5 million very small enterprises (VSEs). This move enables T-Com to better serve all customers in this segment. With 220 offices, Technical Customer Service guarantees nationwide reach. T-Com meets its corporate customers' diverse and individual needs through a broad range of innovative services (such as IT Service, User Help Desk, Network Management, LAN Service and Remote Service).

70


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
Broadband subscriber lines (in operation)
--------------------------------------------------------------------------------

2001   2002   2003
----   ----   ----
   (millions)
 1.4    2.9    4.1

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
ISDN channels
--------------------------------------------------------------------------------

2001   2002   2003
----   ----   ----
   (millions)
20.0   20.7   21.5

Successful marketing of T-DSL and ISDN lines. Despite the difficult market climate in 2003, T-Com experienced a strong increase in demand for broadband communications. By the end of the year, T-Com was operating 4 million T-DSL connections throughout Germany, an increase of more than 40 percent on the previous year's figure. Taking the DSL lines operated by T-Com majority shareholdings in Eastern Europe into consideration, T-Com now operates some 4.1 million DSL connections. This places the company among the leading providers of broadband communications in Europe.

T-Com plans to continue its broadband strategy, leveraging the rising number of broadband customers to generate new business through individualized services. T-Com also plans to increase the market penetration of broadband through wholesale services, for example.

Despite the impressive depth of the existing installed base, demand for ISDN continued to flourish. The number of ISDN lines operated by T-Com in Germany rose from 20.7 million to 21.5 million during the course of the financial year. Although the growth rate for T-ISDN was down slightly on previous years (mainly due to the rise in demand for T-DSL for Internet communication), T-Com's strategy of encouraging customers to migrate to faster lines (such as T-ISDN and T-DSL) remained successful. Through this upgrade strategy, T-Com is building lasting customer relationships, while at the same time expanding business in higher-value segments.

Broadband innovations. During 2003, the division continued to expand its T-DSL offering. For example, T-Com achieved another noticeable service improvement for broadband Internet use with the introduction of the "T-DSL 1500" product variant at all locations in Germany. T-DSL 1500 allows users to download data from the Internet at speeds of up to 1.5 megabits per second (Mbit/s) and upload data at speeds of up to 192 kilobits per second (kbit/s).

T-Com also introduced a new "T-DSL Business" variant offering corporate customers even more bandwidth. This new service is ideal for business customers with high volumes of data traffic, enabling download speeds of up to 3 Mbit/s and upload speeds of up to 384 kbit/s, rising if necessary to 512 kbit/s. With a special flat rate option, T-Com succeeded in targeting professional Internet users in 2003.

                                                              The divisions
                                                                      T-Com   71


Launched during the financial year, T-Com's "FastPath" T-DSL feature set a new performance standard for online gaming. FastPath accelerates the signal path over T-DSL. This makes a big difference to the speed of online games. FastPath is compatible with Xbox, Microsoft's console for online gaming. By the end of 2003, 64,000 T-Com customers were using FastPath for broadband interactive gaming.

The market success of T-DSL in the 2003 financial year was also attributable to T-Com's wide range of innovative broadband communication devices. In the year under review, for example, T-Com started marketing the T-Concept XI524 DSL PBX. With its integrated router, the system can be easily connected to T-DSL. It also offers intelligent telephony features. Another key success factor in the growing popularity of T-DSL is the close collaboration between T-Com and T-Online. T-Online offers attractive multimedia services for T-DSL customers through its T-Online Vision broadband portal.

WLAN gives strong momentum to broadband strategy. During 2003, T-Com pushed its broadband strategy through a marketing campaign for WLAN (Wireless Local Area Network) products and solutions. WLAN technology gives users wireless access to the Internet over T-DSL from notebooks, PCs, wireless devices, etc. This gives users much more flexible access to the benefits of broadband communications. To capitalize on the market potential of WLAN, T-Com developed numerous customer-focused solutions and services during the financial year, with the result that wireless technology has now evolved into another strong driver behind T-Com's broadband campaign. Business in WLAN devices flourished, with over 200,000 devices sold compared with 16,000 in 2002.

In future, T-Com plans to offer its customers WLAN-enabled broadband solutions networking home entertainment and home management systems. In combination with broadband T-DSL connections, WLAN paves the way for sophisticated solutions integrating information, communication and security applications. T-Com plans to capitalize in full on emerging broadband possibilities to generate new revenue streams.

In close collaboration with T-Mobile, T-Com decided to expand its HotSpot network in December 2003. Users can access the Internet with a WLAN-enabled device from hotspots. By the end of the year, the first 30 hotspots had been set up. Together with T-Mobile, T-Com plans to install more than 10,000 hotspots nationwide.

New solutions for business customers add further value.

In the corporate segment, T-Com succeeded in strengthening its position as the provider of a comprehensive information and telecommunications technology portfolio. Thanks to special T-DSL offers, broadband communication also established a broad footprint among this target group during the year under review. In addition, T-Com launched a range of new products and services for small and medium-sized companies aimed at further optimization of telecommunications activities.

"In close collaboration with T-Mobile, T-Com decided to expand its HotSpot network in December 2003."

A whole range of special business solutions has been defined with the objective of creating added value in the corporate segment in particular. These solutions include innovative services such as OnlineBackup, enabling easy, cost-effective backup of local data across corporate networks. This service addresses the growing security concerns among many business customers. At CeBIT 2003, T-Com presented "DDV-M Ethernet100", a service for integrating LANs across different locations into a uniform network. The market response to this new service was extremely positive. In the 2003 financial year, T-Com laid the groundwork for the expansion of business with small and medium-sized enterprises (SMEs) on the basis of integrated IT and communications solutions. Marketing and sales activities will focus heavily on these solutions during the 2004 financial year.

During 2003, T-Com focused activities within its partner program. In order to extend business with corporate customers beyond straightforward telecom services, T-Com plans to take this partnership model to the next level, stepping up collaboration with strategic partners (specialized medium-sized system houses) and aligning collaborative activities more closely with key target markets.

72


Ground-breaking innovations. One of the cornerstones of T-Com's brand strategy is to inextricably link the brand with a clear innovation strategy. In 2003, T-Com thus set a number of major industry milestones through the launch of numerous innovative products and services. In August, the company reached an agreement with the German music industry, outlining the parameters for setting up and operating an Internet-based music platform. T-Com is providing the technical infrastructure for this platform. From this platform, users will be able to legally download music from the Internet and burn the tracks to CD. Music shoppers will have the option of paying for the tracks via T-Pay (an online payment service that bills via the standard phone bill), the MicroMoney prepaid card, or a regular credit card. Customers can also pay by direct debit.

"T-Com operates the Group's state-of-the-art fixed-network infrastructure - one of the most modern worldwide."

NetPhone was another ground-breaking innovation launched by T-Com during the year under review. This application gives corporate customers the flexibility to cost-effectively expand PBX systems over LANs and add new functionality on the basis of Voice over IP.

Efficiency gains improve EBITDA. Adjusted EBITDA posted by T-Com increased to EUR 10.4 billion during the financial year despite the 4.4 percent drop in revenue resulting from the sale of the cable business and stiffer competition. This improvement in adjusted EBITDA corresponds to a one percent increase on 2002's figure. This enabled T-Com to increase its profit margin by a sizeable
1.9 percent. Adjusted to reflect deconsolidation of the cable business sold during 2003, EBITDA excluding special factors rose by EUR 393 million or 4.1 percent. This is largely attributable to efficiency gains and cost savings (particularly in the areas of maintenance, fault repair, marketing, leasing and improved accounts receivable management).

With a total turnover of EUR 29.2 billion in 2003, T-Com remained the strongest revenue engine within the Deutsche Telekom Group. The sale of the remaining regional cable companies, the restrictive effects of state regulation, and the weak economic climate combined to push 2003 revenue approximately 4 percent below the figure for 2002. Although the introduction of call-by-call and preselection for local calls had a particularly dampening effect on German operations, the Eastern European subsidiaries and associated companies generally managed to maintain revenue at the previous year's levels.

Access revenue continued to rise in Germany, more than offsetting the decrease in call revenue resulting from restrictive regulation and competitive pressures.

Despite falling interconnection revenue (due to ongoing network interconnection), Carrier Services managed to maintain a positive course. Revenue in online call originating services rose, partly fuelled by the growing broadband market.

Particularly due to the depressed economy, business in both terminal devices and data communications experienced a downward trend.

Foreign subsidiaries contributed more than 13 percent to total T-Com revenue. Expressed in the local currency, revenue in Hungary and Croatia increased slightly, but dropped in Slovakia. Currency fluctuations against the euro inflated these figures in the case of Slovakia, deflating them however for Hungary and Croatia. The results from T-Com's ordinary business activities increased substantially by 17.8 percent to EUR 4.3 billion. This positive result is attributable primarily to the decrease in production and sales costs, and the improvement in the net financial income/expense figure.

T-Com investments amounted to EUR 2.1 billion, concentrated mainly in infrastructure. This figure is 33 percent (or EUR 1.1 billion) lower than investment levels for 2002. T-Com managed to cut investment levels to this extent through a restrictive investment policy, process optimization, improved purchasing conditions, and by timing investments to coincide more closely with order confirmation from the customer. The corresponding figure for 2002, on the other hand, was shaped by considerable investments necessary to build the new synchronous digital hierarchy (SDH) platform and the T-DSL platform.

Payroll cut even further. T-Com cut its payroll in 2003 by a total of 19,462 employees (FTEs). Some 13,000 of these (FTEs), who did not leave the company through an organized scheme such as redundancy payments or retirement, were transferred to Vivento, the Group's personnel placement agency. Job cuts in T-Com's German operations were primarily undertaken under the umbrella of WIN 2003, the division's action program to optimize business processes and streamline organizational structures.

                                                              The divisions
                                                                      T-Com   73


Delineation of eight regions guarantees customer proximity. To serve its German customer base even better, T-Com reorganized its regional zoning in 2003. The new plan splits Germany into eight regions. In each region, one branch office is responsible for business customers, one for consumers, one for technical infrastructure, and one for technical customer service. This arrangement facilitates collaboration between the branch offices, thus paving the way for ongoing business process optimization which, in turn, should translate into cost efficiencies and improved customer service.

Growth path for mobile communications in Eastern Europe. Whereas fixed-network subscriber figures remained more or less stable in Eastern European T-Com subsidiaries, the customer base of mobile operators Westel and HT mobilne komunikacije grew significantly -- despite the increase in competition.

At Slovak Telecom (ST) (www.telekom.sk), the trend away from fixed-network services in favor of mobile connectivity remains pronounced. Fixed-network subscriber figures thus continued to drop slightly. ST is capitalizing on the rising demand for mobile services through its 51 percent shareholding in Eurotel, which is consolidated at equity. In June 2003, ST launched its broadband offering. The strongest area of growth for ST in the 2003 financial year was the number of new ISDN subscriber lines.

To stabilize its market position, Hrvatske telekomunikacije (HT) (www.ht.hr) introduced a new fixed-network tariff scheme and launched an online content platform in August 2003. HT has taken the first steps to tap the broadband market. It serves the growing Internet market through its online unit HTnet. Parallel to its concerted marketing campaign for ISDN, HTnet launched a new broadband platform with information and entertainment content in the middle of 2003.

Since the introduction of ADSL, MATAV(www.matav.hu) has experienced dynamic growth in business, increasing the number of broadband connections by more than 200 percent compared with 2002 to a total of over 100,000. Deutsche Telekom has a 59.49 percent shareholding in MATAV, Hungary's leading telecom company. On the narrowband side, however, customers are moving towards wireless services. MATAV's mobile communications subsidiary Westel retained its market leadership position in 2003, increasing its customer base to 3.8 million subscribers.

Further expansion of growth segments planned for 2004. As a direct result of regulatory restrictions, T-Com reckons with a further loss of market share in traditional telephony segments on the German market in 2004. T-Com will therefore strengthen its market position above all by its activities on the broadband growth market, enhanced through ongoing profitability-focused process optimization and systematic quality improvements. The broadband campaign will continue to feature prominently in T-Com's market strategy. Consequently, T-Com will offer a new broadband range from April 2004: T-DSL 1000, 2000, 3000. Parallel to the concerted marketing of broadband connections, the company will leverage its broad customer base to introduce new broadband products and services to the market. T-Com envisages that broadband communications will play a pivotal role in people's lives. This includes networked home services, enabling users to control a wide range of functions and household tasks.

Leveraging its strong position as a solutions provider, T-Com plans to generate additional revenue streams in the corporate segment by offering added value in new areas. Efforts in this area focus on IT services in particular. In response to user demands for customized, future-proof solutions, T-Com offers SMEs end-to-end bundles combining information and telecommunications technologies, for example, that can scale with the customer's business, thus offering protection of investments. By developing its network platforms in line with customer and market demands, T-Com is also ensuring that it will remain at the cutting edge into the future.

"The broadband campaign will continue to feature prominently in T-Com's market strategy".

T-Com's foreign subsidiaries are focusing on the mobile communications and broadband growth markets. They intend to capitalize in full on the market opportunities offered by these areas. In doing so, not only are these companies meeting their own performance targets, they are also contributing to the global expansion of these networks.

74


T-Mobile. Sustained growth in all markets.

o    T-Mobile International established as a leading mobile communications brand

o    Earnings-focused growth in 2003

o Mobile data services achieve a share of around 16 percent in the European market in terms of revenue

o    "Best Global Mobile Operator 2003"

o    UMTS infrastructure expanded as planned

--------------------------------------------------------------------------------
T- Mobile
--------------------------------------------------------------------------------

(millions of (euro))                                    2003      2002    Change
--------------------------------------------------------------------------------
Total revenue                                          22,778    19,735    3,043
--------------------------------------------------------------------------------
Results from ordinary business activities                 831   -23,754   24,585
--------------------------------------------------------------------------------
EBITDA(a)                                               7,016     5,038    1,978
--------------------------------------------------------------------------------
EBITDA, adjusted(a)                                     6,671     5,038    1,633
--------------------------------------------------------------------------------
EBITDA margin, adjusted(a)(%)                            29.3      25.5      3.8
--------------------------------------------------------------------------------
Investments in property, plant and equipment
   and intangible assets(b)                            -3,012    -3,484      472
--------------------------------------------------------------------------------
Number of employees averaged over the year             41,767    38,943    2,824
--------------------------------------------------------------------------------

(a) Deutsche Telekom defines EBITDA as results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(b)  Excluding goodwill.

During the 2003 financial year, T-Mobile, in conjunction with its national companies in key European markets (Germany, Austria, Great Britain, the Czech Republic, and the Netherlands) and in the United States, established itself as one of the world's T-Mobile International AG & Co. KG's majority shareholdings now go by the name of T-Mobile, offering their products and services under the T-Mobile brand. The company met its sustained growth targets across all subsidiaries and associated companies, with T-Mobile USA faring particularly well in terms of its subscriber base and revenue figures. During the financial year, T-Mobile focused on expanding its mobile data service offering. This included optimizing the delivery of mobile multimedia services through specially designed devices. In the European markets, mobile data services increased their share of revenue per subscriber to around 16 percent. This year, T-Mobile International plans to step up the current pace of growth in the national companies, make a sizeable contribution to reducing debt, and actively deliver on the Group's brand and service promises.

"One company" reaching across the global mobile communications market. T-Mobile International is responsible for the core mobile communications activities of the Deutsche Telekom Group. An international group, T-Mobile pursues a uniform strategy on all consolidated markets, presenting a common brand and corporate culture to all target audiences. This strategy is best encapsulated by the company motto -"One company - the only winning strategy". The objective of this strategy is to position T-Mobile successfully on national and international markets, establishing profitable operations worldwide. T-Mobile operates wholly owned subsidiaries in Germany (T-Mobile Deutschland GmbH), Austria (T-Mobile Austria GmbH), Great Britain (T-Mobile UK Ltd.), the Netherlands (T-Mobile Netherlands B.V.), and the United States (T-Mobile USA, Inc.). In the Czech Republic, the company owns 56 percent of T-Mobile Czech Republic. T-Mobile also has a 49 and 25.1 percent stake respectively in the Polish and Russian mobile communications providers, Polska Telefonia Cyfrowa (PTC) and MTS.

Deutsche Telekom AG also has mobile communications shareholdings in Hungary (Westel, through MATAV), Slovakia (EuroTel Bratislava, through Slovak Telecom), and Croatia (HTmobile, division of Hrvatske telekomunikacije). During the year under review, T-Mobile sold its remaining shareholdings in Asian mobile communications providers. The proceeds from these sales were used to reduce the Group's debt

                                                              The divisions
                                                                  T-Mobiles   75


Growing interest in mobile multimedia services. Through its majority and minority shareholdings, the Deutsche Telekom Group was serving well over 90 million mobile subscribers by the end of 2003. T-Mobile International, along with its majority-owned companies, delivered mobile communications services to a total of 61 million users. During 2003, T-Mobile pushed its mobile data communications activities on all target markets. It succeeded in extending the reach of its Multimedia Messaging Service (MMS) in particular. In conjunction with multimedia devices, MMS supports multimedia messages containing text, photos, animated graphics, sound, and even short video clips. In 2003, T-Mobile subscribers in Europe sent a total of 18 million multimedia messages.

During the year, T-Mobile significantly expanded its t-zones portal content to make mobile multimedia services even more attractive. Since March 2003, for example, T-Mobile Deutschland has been offering users of t-zones access to useful information from the online division of n-tv through its "n-tv mobil" service package. The mobile news services are complemented by the exclusive MMS News and T-D1 News offers. During 2003, T-Mobile, in collaboration with cellphone manufacturers, also introduced "t-zones cellphones". Special features of these phones include a dedicated t-zones button, an integrated camera, a color display, and polyphonic ring tones. They can also be MMS and Java(C) -enabled. In Europe, T-Mobile currently has about 20 special t-zones phones on offer.

T-Mobile also expanded its t-zones portfolio by cooperating with other leading providers - in some cases through exclusive partnerships. The new and highly appealing mobile multimedia services offered on the basis of these strategic partnerships include the Rolling Stones European tour, U.S. rapper Eminem's concerts in Germany, and numerous box office hits. This year, T-Mobile will be cooperating with UEFA (the governing body for European football) to offer special services based on the European Championships in Portugal.

--------------------------------------------------------------------------------
T-Mobile International
--------------------------------------------------------------------------------

(millions)*                                                 2003   2002   Change
--------------------------------------------------------------------------------
Mobile subscribers of fully consolidated subsidiaries       61.1   53.9     7.2
--------------------------------------------------------------------------------
   T-Mobile Deutschland                                     26.3   24.6     1.7
--------------------------------------------------------------------------------
   T-Mobile UK(a)                                           13.6   12.4     1.2
--------------------------------------------------------------------------------
   T-Mobile USA(b)                                          13.1    9.9     4.0
--------------------------------------------------------------------------------
   T-Mobile Austria                                          2.0    2.0     0.0
--------------------------------------------------------------------------------
   T-Mobile CZ(b)                                            3.9    3.5     0.4
--------------------------------------------------------------------------------
   T-Mobile Netherlands(b)                                   2.0    1.4     0.6
--------------------------------------------------------------------------------

(a)  Including Virgin Mobile.

(b)  These companies were fully consolidated in the following financial years:
     T-Mobile CZ, T-Mobile USA (including Powertel, Inc.) in 2001; T-Mobile Netherlands in 2002.

* Figures rounded and expressed in millions. The total was calculated on the basis of precise figures.

--------------------------------------------------------------------------------
T-Mobile International - Mobile subscribers of fully consolidated subsidiaries
--------------------------------------------------------------------------------

(millions)
2001   45.5
2002   53.9
2003   61.1

76


In acknowledgement of its new value-added mobile services in Europe and the United States, T-Mobile was named winner of the World Communications Award for Best Global Mobile Operator (www.totaltele.com/wca2003) in October 2003. In this category, the judges were looking for strong and innovative service offerings, reliability and customer service, sound performance, and new business models. The award is organized by the publishers EMAP Communications Group, and ECTA (European Competitive Telecommunications Association). By the end of 2003, mobile data services accounted for 16 percent (previous year: 14 percent) of revenue per subscriber in T-Mobile's European markets (Germany, Austria, Great Britain, the Netherlands, and the Czech Republic). In December, around 5.5 million subscribers used data services such as t-zones, downloads or fast data connections. Short Message Services (SMS) again topped the popularity polls. By the end of December 2003, a total of 22 billion SMS messages had been transmitted over T-Mobile networks worldwide, compared with 16.5 billion the year before.

Significant increase in revenue and EBITDA. During the 2003 financial year, T-Mobile achieved sustained growth. The postpay (fixed-term contract) subscriber base grew, accompanied by a drop in the acquisition costs for new customers. T-Mobile International's consolidated revenue increased from EUR 19.7 billion in the previous year to EUR 22.8 billion. Adjusted EBITDA was up 32 percent on the previous year's figure, rising from EUR 5.0 billion to EUR 6.7 billion. Earnings before taxes in 2003 totaled EUR 831 million. This figure contrasts with the prior-year loss before taxes. Posted at EUR 23.7 billion, this was attributable to the high level of write-downs in 2002. The number of employees at T-Mobile at year end was around 43,000 compared with 41,597 at the close of 2002.

"During the 2003 financial year, T-Mobile achieved sustained growth."

T-Mobile Deutschland sets the pace as market leader. Market leader in Germany, T-Mobile Deutschland is the largest national company in the T-Mobile group of companies. By the end of 2003, the company had increased its subscriber base from 24.6 million in 2002 to 26.3 million customers. Revenue climbed to EUR 8.5 billion, up from EUR 7.8 billion at the close of 2002.

In 2003, T-Mobile Deutschland reinforced its status as innovation leader and trendsetter on the German market by introducing a range of innovative, value-added services. It was the first German mobile communications operator to send TV images to cellphones. T-Mobile live-streams broadcasts by the news channel n-tv to GPRS-enabled (General Packet Radio Service) devices. Subscribers on the move can keep track of n-tv's live reports from international stock floors, for example. In 2003, T-Mobile also introduced its new photo service, enabling MMS photos and other digital images to be printed onto photo paper, coffee mugs, mouse pads, jigsaw puzzles or t-shirts. The images are developed by T-Mobile's cooperation partner Kodak. With these two new services in particular, T-Mobile is clearly demonstrating its pioneering role in anticipating and delivering on rising market demands for individualized mobile services.

Also tailored to customers' changing needs are the new Relax rates, which T-Mobile started introducing in February 2004. These rates provide a fixed number of minutes of voice calls each month at a package price. By enabling subscribers to call at fixed prices at any time of the day, within and outside the budget, this tariff does away with the hassle of different rates at different times of the day. By keeping it simple, T-Mobile is meeting customer demands for uncomplicated, transparent mobile phone rates.

T-Mobile Deutschland cooperates with 62 roaming partners in 34 countries for GPRS-based mobile data transmission services. Although T-Mobile's roaming agreements are particularly beneficial to private users who, for example, like to send MMS holiday messages from abroad, GPRS roaming also means business as usual for professional users, allowing them to send and receive e-mails, surf the Web or visit their intranet on their travels.

                                                              The divisions
                                                                   T-Mobile   77


In the fall of 2003, T-Mobile decided to restructure sales activities for its small and medium-sized corporate customers. The company now serves its corporate customers directly - and no longer through T-Com's sales agents. The objective of this new channel policy is to strengthen T-Mobile's market position by enabling it to meet customer needs even faster and more flexibly than before.

Rapid rise in number of new customers for T-Mobile USA. In the financial year under review, T-Mobile USA again succeeded in significantly expanding its subscriber base. By year end, T-Mobile USA had 13.1 million customers, up from
9.9 million at the close of 2002. Revenue figures were also up, rising from EUR
6.1 billion in 2002 to a total of EUR 7.4 billion.

T-Mobile USA is the only mobile operator in the United States to build its entire network on GSM (Global System for Mobile communications) technology. By the end of 2003, 971 million subscribers in more than 200 countries and regions were using GSM, the world's most important digital standard. T-Mobile USA's customers benefit from the reach and popularity of GSM. With the same telephone and number, they can call GSM networks anywhere in the world. T-Mobile's network now reaches over 250 million residents in the United States. In conjunction with its partners, it has licensing coverage for over 95 percent of the American population.

Like T-Mobile's European companies, T-Mobile USA offers its customers a wide range of mobile voice, messaging and data services. These include the T-Mobile Sidekick. This service lets users stay connected on the move with e-mail access, the Instant Messenger service, and Internet browsing. The company's portfolio also includes the BlackBerry handheld device with integrated e-mail functionality and a telephone, as well as a pocket PC phone with the Microsoft Windows operating system. This device is marketed in Europe as T-Mobile MDA (Mobile Digital Assistant).

Since January 2003, T-Mobile USA customers can access the t-zones portal to download ring tones, wallpaper, logos, screensavers, and plenty more. In March 2003, T-Mobile became the first American mobile operator to introduce video messaging. T-Mobile USA is the leading American provider of wireless local area network (WLAN) technology. Using T-Mobile HotSpot, customers with a laptop or PDA enjoy wireless access to the Internet or intranet from over 4,000 public

"T-Mobile USA is the only mobile operator in the United States to build its entire network on GSM technology."

hotspots (in restaurants, airports, stores, etc.).

T-Mobile UK displays its innovative talent on the British market. Market surveys show that T-Mobile UK has improved its quality of service more dynamically than any other mobile communications provider on the British market. T-Mobile ranks third on the British market, with approximately 13.6 million subscribers by the end of 2003 (previous year: 12.5 million). This figure includes 3.6 million customers (previous year: 2.4 million) acquired through the joint venture with Virgin Mobile. In 2003, T-Mobile UK's revenue amounted to EUR 4.3 billion, compared with EUR 4.0 billion in 2002.

In June, T-Mobile UK became the first network operator in the UK to launch E-Mail Push, a service that automatically forwards e-mails to a mobile device. T-Mobile UK offers the service with BlackBerry handhelds, various Nokia cellphones, and a SonyEricsson phone.

Launched in July, T-Mobile's "Mix it" service provided another proof point of its innovative spirit. This service is a mixture of prepay and postpay rates, combining minute-based mobile packages with appealing mobile devices. Customers pay for a fixed number of minutes per month and, similar to postpay customers, receive a reduced-price cellphone. If customers use up their monthly allowance, they are free to buy additional minutes using a credit card or voucher (similar to the prepay process).

78


In December 2003, T-Mobile UK also was the first mobile operator in Europe to offer Caller Tunes. This service meets user demands for greater freedom to personalize mobile communications. Caller Tunes allow customers to change the ring tone. While waiting for the call to be answered, callers hear the tune chosen by the person called instead of the usual ring tone. T-Mobile companies in Germany and the Czech Republic have also been offering personalized ring tones since the beginning of 2004. In addition, a pilot project for Caller Tunes is currently underway at PTC in Poland.

T-Mobile Czech Republic maintains strong market position. The Czech Republic is one of Eastern Europe's most progressive mobile communications markets. With a penetration rate of over 90 percent, mobile connections outnumber fixed-network lines. T-Mobile Czech Republic is the secondlargest mobile operator in the Czech Republic with 3.9 million customers (previous year: 3.5 million) and revenue of EUR 768 million in the year under review. During 2003, the partner program launched by T-Mobile Czech Republic in October 2002 proved to be a resounding success. Through this program, T-Mobile Czech Republic gives partner companies the opportunity to use its network as a development platform for end-customer products and services. Successful partnerships included a project developed for the electricity supply company Severomoravska energetika to improve transformer station monitoring. In the event of an outage, Severomoravska is now able to restore power more quickly, leveraging the operational data transferred in realtime over T-Mobile's network. Using GPRS and T-Mobile MDA, T-Mobile Czech Republic also implemented a remote maintenance solution for VEIDEC, specialist in repair and maintenance products.

"In acknowledgement of its new value-added mobile services in Europe and the United States, T-Mobile was named winner of the World Communications Award for Best Global Mobile Operator in October 2003."

T-Mobile Austria takes the lead on the Austrian WLAN market. T-Mobile Austria's subscriber base remained stable at 2.0 million during the 2003 financial year. At EUR 1.1 billion, revenue was up slightly on last year's figure (EUR 1.0 billion). The company thus maintained its position as the second-largest provider of mobile voice and data communication products and services on the Austrian market.

As was the case for the other national companies, mobile data services was one of the main areas of momentum in 2003, with T-Mobile Austria expanding its offering for MMS subscriptions to six new categories: news, sport, weather, entertainment, lifestyle and adult content. Subscribers can choose their personal favorites from a total of 28 listings under these headings.

In May 2003, T-Mobile Austria became the first Austrian network operator to offer subscribers the option of calling up teletext pages from the TV channel ORF on their WAP phones or T-Mobile MDAs. Over 1,000 pages of teletext information are available.

At the start of 2004, T-Mobile Austria acquired Metronet, Austria's largest WLAN provider and one of the largest wireless Internet service providers in Europe. Metronet operates more than 300 WLAN hotspots in hotels, cafes, service areas on highways, train stations, airports, and gas stations.

T-Mobile Netherlands again succeeds in expanding customer base. The Dutch subsidiary of the T-Mobile group of companies was renamed T-Mobile Netherlands in February 2003. Dutch mobile customers now also benefit from the strength and reach of the global T-Mobile brand. T-Mobile Netherlands ranks third among the five mobile communications operators on the Dutch market. It has extended its reach to cover 99 percent of the country. By the close of 2003, T-Mobile Netherlands had almost 2 million customers, compared with 1.4 million in December 2002. Postpay customers accounted for the lion's share of this increase, with T-Mobile Netherlands clearly outpacing its competitors in this area. T-Mobile Netherlands recorded revenue of EUR 861 million in 2003.

                                                              The divisions
                                                                   T-Mobile   79


PTC widens lead in Polish market. T-Mobile International's Polish subsidiary, Polska Telefonia Cyfrowa (PTC), again closed the 2003 financial year as the country's leading mobile communications operator. With a total of around 6.2 million subscribers for its Era/GSM network, PTC had 1.3 million more customers than it had at the close of 2002 (4.9 million). PTC, 49 percent of which is owned by T-Mobile International, is the only fully private mobile communications operator in Poland. Talks on the possibility of T-Mobile purchasing the remaining 51 percent from Elektrim Telekomunikacja (ET) S.A. and Vivendi Universal S.A. were abandoned in September 2003.

Russia's MTS doubles subscriber base once more. Mobile TeleSystems (MTS) OJCS is Russia's leading mobile communications operator. By the end of December 2003, the MTS network had 16.7 million subscribers, an increase of 10.1 million on the previous year. Together with its subsidiaries, MTS has GSM licenses for 76 regions in Russia, as well as for the Ukraine and Belarus, thus reaching a population of around 186.3 million people. MTS's primary strategic goal is to establish itself as Russia's no. 1 national mobile communications operator. To achieve this, the company is converging its regional networks to create one nationwide network, standardizing its rates and streamlining its customer service and billing systems across the country. T-Mobile International has a
25.1 percent shareholding in MTS. The company has been listed on the New York Stock Exchange since July 2000.

Preparation for the commercial launch of UMTS-based mobile multimedia. In December 2003, T-Mobile Austria was the first T-Mobile national company to announce the launch of its UMTS (Universal Mobile Telecommunications System) network, as provided for in the terms of the license. At 37 percent, the rate of coverage exceeds licensing requirements. In view of the lack of UMTS terminals, the service will not be actively marketed for the time being, however. The licensing requirements were also exceeded in Germany, with a 40 percent coverage rate. By year end, UMTS had reached 200 towns and cities. Both T-Mobile Deutschland and T-Mobile UK are planning to start marketing UMTS-based multimedia services during the course of 2004. On the Dutch market, the first third-generation mobile communications services are scheduled to be introduced before the end of the year. To comply with the terms of the UMTS license, Dutch operators must cover around 84 percent of the population and 60 percent of the country by January 2007.

80


T-Systems. Successful new strategic focus and marked efficiency gains.

o    Strong market position with Deutsche Telekom named accounts

o    2003 financial year shaped by new strategic direction: Focus & Execution

o Major contracts bear testimony to successful implementation of the program, also laying the foundation for future revenue growth

o    Marginal increase in revenue despite challenging market conditions

o    Two-digit increase in earnings thanks to efficiency gains

--------------------------------------------------------------------------------
T-Systems
--------------------------------------------------------------------------------
(millions of (euro))                                     2003     2002    Change
--------------------------------------------------------------------------------
Total revenue                                           10,614   10,489      125
--------------------------------------------------------------------------------
Results from ordinary business activities                 -138   -1,990    1,852
--------------------------------------------------------------------------------
EBITDA(a)                                                1,412      753      659
--------------------------------------------------------------------------------
EBITDA, adjusted(a)                                      1,415    1,151      264
--------------------------------------------------------------------------------
EBITDA margin, adjusted(a)(%)                             13.3     11.0      2.3
--------------------------------------------------------------------------------
Investments in property, plant and equipment
   and intangible assets(b)                               -660     -811      151
--------------------------------------------------------------------------------
Number of employees averaged over the year              42,108   43,482   -1,374
--------------------------------------------------------------------------------

(a) Deutsche Telekom defines EBITDA as results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(b)  Excluding goodwill.

T-Systems International GmbH serves the large corporate customers of the Deutsche Telekom Group by providing them individualized information and communication technology (ICT) solutions. T-Systems delivers ICT infrastructures and customized ICT solutions, leveraging these solutions to manage entire business process flows, if required. T-Systems helps customers to increase their competitiveness by giving them the benefits of increased flexibility, lower costs and greater freedom to focus on their core areas of competence. Through its "Managed business flexibility" strategy, T-Systems promises its customers precisely the flexibility and cost efficiencies they need to focus on their core business more effectively. Represented in more than 20 countries, the T-Systems division of the Deutsche Telekom Group had an average payroll of 42,108 in the 2003 financial year.

Strategic role in Deutsche Telekom Group. Unlike the other divisions, T-Systems does not target the mass market. It concentrates on individualized ICT services for key accounts with international operations. Cooperation with national and international named accounts is an extremely important area of business for Deutsche Telekom. This is due to the fact that other divisions within the Group (such as T-Com in its offering for small and medium-sized enterprises) benefit from and leverage the corporate ICT solutions developed by T-Systems. T-Systems thus plays a pivotal role within the Group.

Solid foundation for future growth. T-Systems defined and gradually implemented its new Focus & Execution strategy during the course of 2003. In line with this strategy, the company focused its structure and market approach to concentrate on four growth areas. By bundling skills and experience in the areas of Manufacturing, Telecommunications, Services & Finance, and Public & Healthcare, these four T-Systems Industry Lines are ideally equipped to meet rising customer expectations.

These four business lines serve T-Systems' biggest customers worldwide through an integrated key account management approach. These key customers enjoy ICT services that are tailored to their individual needs and industry-specific challenges. A wealth of innovative solutions help build lasting relationships with these key accounts, ensuring that both T-Systems and the Group as a whole can continue to benefit from this strategic target group in the future.

                                                              The divisions
                                                                  T-Systems   81


T-Systems' Service Lines (Systems Integration, Computing and Desktop Services, Network Services, and International Carrier Sales & Solutions) serve all other strategic customers. Although individual T-Systems services account for the lion's share of business in this segment, service bundles are also in demand. These Service Lines possess the ICT know-how needed to develop high-quality solutions, delivering them to both service line customers and industry line key accounts.

The Systems Integration line optimizes customers' business processes by integrating new applications with existing systems, thus enabling a seamless process flow across the enterprise. T-Systems operates the most powerful network of data centers in Europe, the Global Computing Factory. Through this factory, T-Systems delivers an extensive range of IT services to its customers, including computing and desktop services.

The Network Services line plans, builds and operates company-specific data and voice network solutions, leveraging T-Systems' international telecommunications network infrastructure (the Global Network Factory). T-Systems also cooperates with international network operators through the International Carrier Sales & Solutions line.

In line with the Focus & Execution strategy, all Service Lines increased efficiency and quality levels, at the same time capitalizing on economies of scale. The cumulative effect of these measures was to strengthen T-Systems' competitive positioning.

Special teams focus on strategic wins. Strategic project acquisition teams were also set up to support T-Systems' new strategy. These project teams are equipped with all the necessary skills and experience to win multi-million-euro contracts on both the national and international market. T-Systems succeeded in securing several of these mega deals during the second half of 2003.

--------------------------------------------------------------------------------
Key figures for T-Systems
--------------------------------------------------------------------------------

                                                      2003        2002     Change
---------------------------------------------------------------------------------
Systems Integration
---------------------------------------------------------------------------------
   Hours billed (millions)(a)                           11.2        11.3     -0.1
---------------------------------------------------------------------------------
   Utilization rate(b)(%)                               67.0        65.2      1.8
---------------------------------------------------------------------------------
Computing Services
---------------------------------------------------------------------------------
   Overall processor performance (MIPS)(c)           113,723      92,968   20,755
---------------------------------------------------------------------------------
   Number of servers managed and serviced             28,399      27,409      990
---------------------------------------------------------------------------------
   Mainframe utilization (%)                            95.0        95.0      0.0
---------------------------------------------------------------------------------
Desktop Services
---------------------------------------------------------------------------------
   Number of workstations managed and serviced     1,234,813   1,204,292   30,521
---------------------------------------------------------------------------------
   Proportion of support activities, Germany (%)        60.6        58.1      2.5
---------------------------------------------------------------------------------
   Proportion of retail, Germany (%)                    39.4        41.9     -2.5
---------------------------------------------------------------------------------

(a)  Updated figure for the 2002 financial year.

(b) Ratio of average number of hours billed to maximum possible hours billed per period.

(c)  Million instructions per second.

Stronger differentiation between value-add levels. Parallel to the creation of four Industry Lines, T-Systems also restructured its service marketing activities during the year under review. The company now differentiates between three different value-add levels:

o ICT Infrastructure Management: T-Systems delivers flexible ICT infrastructure management services, offering customers long-term cost efficiencies and performance gains.

o Business Solution Design & Implementation: T-Systems develops, implements and operates end-to-end ICT solutions across a variety of application scenarios. Business solutions add value by optimizing processes, increasing productivity (in sales, for example) and enhancing operational efficiency (in production, for example).

o Business Process Management: Customers outsource their entire process chains to T-Systems. This frees customers to focus on their core business, at the same time benefiting from process and cost efficiencies.

82


So-called focus solutions are assigned to these value-add levels. ICT Infrastructure Management, for example, includes all-inclusive operation of entire SAP solution architectures and extensive desktop management services. Business Solution Design & Implementation ranges from customer service applications for banks and insurance companies to end-to-end supply chain optimization solutions for automotive accounts. Business Process Management includes telecommunications billing and payroll accounting solutions.

"These focus solutions spearhead T-Systems' offering and are therefore of crucial strategic significance."

These focus solutions spearhead T-Systems' offering and are therefore of crucial strategic significance. By giving customers greater flexibility to concentrate on their core business, these solutions make a valuable contribution to our customers' market success.

Focus on global service delivery capabilities. 2003 saw another important decision at T-Systems. In future, the company plans to shift the focus of international expansion plans towards global customers. This calls for global service delivery capabilities rather than just a global presence. T-Systems ensures these capabilities through cross-border account management in its Industry Lines and Service Lines.

Post-consolidation signs of recovery on telecom market. Demand for IT services pulling out of the doldrums. Due to the depressed economic climate, demand on the market on which T-Systems is active remained generally conservative during the course of 2003. This applied to IT services in particular. Leveling out at around two percent, the growth rate for IT solutions in Western Europe was again down on the previous year's figure. The German market fared worse than the Western European average. The market for telecom services, on the other hand, grew by around five percent in Western Europe. Following on from the intensive wave of consolidations, which was particularly pronounced in 2002, market prices stabilized at very low levels in 2003.

T-Systems performed well, increasing earnings and efficiency levels. Against this challenging background, T-Systems made good progress during 2003. Total revenue rose by 1.2 percent to a total of EUR 10.6 billion during the financial year. This was fuelled by the extremely strong performance of the telecom business unit. Revenue generated by this unit was up 5.3 percent, slightly outperforming the market average. The Western European market grew on average 5 percent faster than last year. T-Systems benefited in particular from rising customer demands for quality and a growing tendency to opt for providers offering long-term security and a solid financial standing.

Demand for IT solutions declined, with the result that revenue in this segment was down 2.3 percent on the previous year. The Systems Integration segment, however, managed to keep the overall downward market trend in check. Compared with the general market decline of 7 percent, T-Systems' revenue dropped a mere
4.4 percent on the previous year's figure.

Earnings before interest, tax, depreciation and amortization (EBITDA) improved considerably on the previous year's figure. Quarter on quarter, EBITDA and adjusted EBITDA (excluding special factors) generally rose significantly in 2003, clearly outperforming 2002 results. T-Systems posted an EBITDA of EUR 1.4 billion during the year under review, compared with EUR 0.8 billion in 2002. Special factors totaling EUR 0.4 billion, attributable to restructuring measures in response to the Group's strategic review, impacted negatively on EBITDA in 2002. After discounting these special factors, adjusted EBITDA in 2002 amounted to EUR 1.2 billion. By comparison, adjusted EBITDA was up 23 percent in the 2003 financial year, leveling out at EUR 1.4 billion. Special factors that impacted positively on EBITDA during the 2003 financial year amounted to EUR 0.1 billion. These related primarily to proceeds from the sale of non-core lines of business. This figure was matched by the special factors that impacted negatively on EBITDA,

                                                              The divisions
                                                                  T Systems   83


attributable mainly to losses on the sale of shareholdings and the expenditure incurred in connection with these sales. Whereas the results of ordinary business activities showed a marked deficit in 2002 (largely due to restructuring costs and write-downs), this figure improved significantly in 2003, where a result of minus EUR 0.1 billion was recorded. Discounting the special factors applicable in both 2003 and 2002, the increase amounts to EUR
0.9 billion, reflecting in particular the success of cost-cutting measures. This positive trend enabled T-Systems to meet its ambitious goals and even exceed the expectations of market analysts.

Lower costs, higher margins. Fuelled by the disproportionate improvement in adjusted EBITDA relative to revenue, the profit margin at T-Systems increased from 11 to 13 percent in 2003. This positive trend was mainly attributable to organizational efficiencies enabled by streamlined business processes, optimization of the server farms, further consolidation of data centers, and tighter cost control.

For example, selling cost decreased significantly in the financial year. Whereas this item amounted to EUR 0.9 billion in 2002, a mere EUR 0.7 billion was required in the year under review. Cost of sales was also successfully cut back during 2003, down 2.5 percent on the figure for 2002 (based on adjusted figures). Particularly when the quarter-on-quarter rise in the volume of new orders is taken into consideration, the decline in selling costs and cost of sales bears tribute to the success of the company's Focus & Execution strategy.

Structural improvements, lower personnel costs. In 2003, T-Systems further optimized its organizational structure. Processes were streamlined by centralizing headquarters activities and functions. As a result of this initiative and other efficiency-focused measures, general and administrative costs were cut by 16.1 percent compared with the previous year (based on adjusted figures). T-Systems cut personnel costs by more than four percent during 2003. Despite the additional staff required to manage new outsourcing projects, T-Systems managed to cut its payroll by an average of 3.2 percent.

Streamlined portfolio of shareholdings. As part of the move to focus on its core areas of business, T-Systems streamlined its shareholdings portfolio in the course of the financial year. In the first quarter of 2003, the division sold its TELECASH GmbH subsidiary. In the second quarter, the French subsidiary T-Systems Siris S.A.S. was sold. In the same quarter, T-Systems parted with its shareholdings in the Swiss fixed-network operator MultiLink S.A. In the last quarter of 2003, the division sold T-Systems Card Services AG.

" This positive trend enabled T-Systems to meet its ambitious goals and even exceed the expectations of market analysts."

T-Systems wins major deals and strategic projects. During the year under review, T-Systems secured a number of major strategic contracts from leading national and international corporations and institutions.

In 2003, the market saw a strong trend towards outsourcing of IT and telecom processes and applications. By outsourcing activities to service providers such as T-Systems, companies can cut costs, increase business process efficiency and are free to focus on core activities.

84


With precisely these goals in mind, Westdeutsche Landesbank AG (WestLB) concluded a five-year contract with T-Systems in November 2003. Under the terms of the contract, which is valued at approximately EUR 200 million, the bank has outsourced its print services and the operation of its data center to T-Systems. T-Systems fought off stiff competition from other leading service providers to win the WestLB contract.

Strategic outsourcing wins during the financial year also included a major project from the Vorwerk group. Vorwerk has entered into a long-term partnership with T-Systems as part of its plan to outsource its IT operations worldwide. T-Systems operates Vorwerk's data centers, networks, applications and international help desk worldwide. The contract is worth more than EUR 150 million. It includes the takeover of Vorwerk's subsidiary ZEDA by T-Systems as part of Vorwerk's strategy to establish a uniform IT landscape for the group's global direct sales operations.

"One of the most important aspects of the new customer- and market-oriented strategy launched by T-Systems during the financial year is the fact that it lays a solid foundation for sustainable growth over the coming years."

In the manufacturing segment, key achievements included a sizable contract from the DaimlerChrysler automotive group. Building on and expanding the close cooperation between the two companies, this global contract provides for the delivery of extensive ICT services for DaimlerChrysler by T-Systems. This includes the operation of mainframes and distributed client/server architectures as well as network and desktop administration. In addition, T-Systems develops and supports DaimlerChrysler-specific applications targeted, for example, at vehicle development, production, sales, and customer support. The contract has a term of three years - with an option to extend to 2008.

Also on an international scale, T-Systems closed a deal with the aircraft manufacturer Airbus. Based in Europe, Airbus has consolidated its three data centers in England, France and Germany at its Toulouse headquarters. Starting in 2004, T-Systems will be operating all mainframe systems run for these three countries at Toulouse. The contract has been concluded for an initial period of five years. In addition, T-Systems will be supporting some 42,000 Airbus desktops over the next three years. This includes running user help desks in Hamburg and Toulouse. The cooperation with T-Systems offers Airbus significant cost savings and enhanced service quality. This contract is worth more than EUR 100 million.

These and other major wins in 2003 clearly illustrate the success and speed with which T-Systems is implementing its new strategic direction. One of the most important aspects of the new customer- and market-oriented strategy launched by T-Systems during the financial year is the fact that it lays a solid foundation for sustainable growth over the coming years.

Outlook: Gradual recovery expected for ICT market from mid 2004 onwards. According to the Gartner and Meta Group market research institutes, the international IT market should show the first signs of recovery towards the middle of 2004, finally returning to a growth path in 2005. Industry experts do not expect us to see the dramatic growth rates experienced in the past, however. It is anticipated that the positive trends in the telecom market will be sustained. The rate of expansion in the telecom market over the next few years will depend heavily on general economic trends and developments.

                                                              The divisions
                                                                  T-Systems   85

T-Systems predicts that the growing demand for end-to-end IT and telecom solutions among corporate customers will emerge as one of the key drivers of the ICT market. We expect this demand to pick up as the economic upturn gains momentum. This growth will be fuelled by the realization among companies from practically all branches of trade and industry that the systematic exploitation of IT and telecom technologies is essential to maintain the flexibility needed to sustain a competitive edge. Large enterprises in particular will most likely step up ICT investment levels as the economy recovers.

The economic upswing will also be largely pushed by new technologies that improve the performance and bandwidth of telecom networks, and broaden the reach and possibilities of information technologies. Such technologies include MPLS (Multi-Protocol Label Switching), a new network technology that enables different services (such as voice and data) to be delivered over a single network, improving quality of service through prioritization. T-Systems already delivers a range of international solutions based on MPLS technology.

Slight increase in revenue and positive results expected. T-Systems will continue to implement its Focus & Execution strategy during 2004. On the back of the projected market recovery, the company plans to capitalize on market growth during the second half of the year. T-Systems is aiming for a marked increase in new orders during 2004. In line with the recovery projected mid-year for the IT market, T-Systems envisages a moderate increase in revenue in this area.

The company will continue to pursue measures aimed at increasing efficiency. These measures will include further optimization of the purchasing process for third-party services and a systematic performance increase in the network infrastructure required for customer projects. The combined effect of the new efficiency-enabling measures and the projected rise in revenue should result in a significant improvement in earnings. For the first time, ordinary business activities are expected to return a positive result in 2004.

To achieve these goals, T-Systems will be more aggressive in marketing its clearly differentiated portfolio with three value add levels (ICT Infrastructure Management, Business Solution Design & Implementation, Business Process Management). The objective of this portfolio is to give customers even greater flexibility in the pursuit of their core business. Companies clearly need comprehensive, end-to-end ICT services to optimize internal processes, collaborate more closely with partners and suppliers and completely outsource technically complex processes. To meet these needs, T-Systems provides extensive, individualized ICT infrastructure, business solutions and process management services from a single source. Through its "Managed business flexibility" promise, T-Systems undertakes to give its customers the freedom and flexibility they need to succeed.

"Through its 'Managed business flexibility' strategy, T-Systems promises its customers precisely the flexibility and cost efficiencies they need to focus on their core business more effectively."

86

T-Online. Continued and profitable implementation of mixed business model combining Internet access, content, value-added services and e-commerce.

o    Revenue up despite difficult market climate

o    EBITDA and operating results increase once again

o    Strong growth in broadband customer base

o    Innovative new entertainment services: music downloads and video-on-demand

o    Product portfolio expanded around content, services and e-commerce pillars

o    Strategic acquisitions in content and portal marketing fields

o 2004 will see further expansion of broadband offering and launch of "T-Online Vision on TV"

--------------------------------------------------------------------------------
T-Online*
--------------------------------------------------------------------------------

(millions of (euro)                                        2003    2002   Change
--------------------------------------------------------------------------------
Total revenue                                             1,851   1,584     267
--------------------------------------------------------------------------------
   Germany                                                1,681   1,444     237
--------------------------------------------------------------------------------
   Rest of Europe                                           170     140      30
--------------------------------------------------------------------------------
Results from ordinary business activities                   104    -471     575
--------------------------------------------------------------------------------
EBITDA(a)                                                   335     103     232
--------------------------------------------------------------------------------
EBITDA, adjusted(a)                                         310      76     234
--------------------------------------------------------------------------------
EBITDA margin, adjusted(a) (%)                             16.7     4.8    11.9
--------------------------------------------------------------------------------
Investments in property, plant and equipment
   and intangible assets(b)                                 -81    -101      20
--------------------------------------------------------------------------------
Number of employees averaged over the year                2,637   2,536     101
--------------------------------------------------------------------------------

* Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRSs.

(a) Deutsche Telekom defines EBITDA as results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(b)  Excluding goodwill.

Market position further expanded. Powered by its innovative access and non-access product mix, T-Online International AG again recorded substantial growth in the 2003 financial year. T-Online combines Internet access with value-added content, services and e-commerce. Defying the general downward economic trend, the company succeeded in expanding its market position and increasing profitability.

Revenue and earnings up. Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRSs. Compared with last year, revenue of the T-Online group of companies increased from EUR 1.6 billion to EUR 1.9 billion. This corresponds to an increase of 16.9 percent. At EUR 1.8 billion, the German market segment accounted for the lion's share of this revenue. Revenue in this segment was up 24 percent on last year's figure. The "Rest of Europe" segment accounted for 9.2 percent of the group's revenue in 2003. Results from ordinary business activities generated by the T-Online group of companies was up EUR 575 million on last year's figure. EBITDA (adjusted to exclude special factors) rose by EUR 234 million to EUR 310 million.

T-Online shares also performed very well. Stable financial results and positive signals from the Internet market contributed to the above-average development of the T-Online share price in 2003. At year end, the share closed at EUR 10.30, up
93.6 percent on the 2002 closing price.

Innovative offering attracts growing number of broadband customers. Once again, the number of T-Online customers grew substantially during the year under review. By December 31, 2003, the T-Online group of companies boasted 13.1 million subscribers, around 880,000 more than the previous year. Enhanced broadband services are attracting an ever-increasing number of customers. Around 800,000 customers opted for T-DSL broadband Internet access during the course of 2003. Broadband services were thus an important growth engine in 2003.

The growing swell of broadband subscribers will play a pivotal role in the future of T-Online, providing a sound basis for the parallel expansion of T-Online's multimedia paid-content offering. We anticipate that an ever-growing number of customers will be prepared to pay for value-added Web services in future. In addition, we see broadband technology as a valuable vehicle for building customer loyalty.

                                                              The divisions
                                                                   T-Online   87


Expansion of rate options. The success of T-DSL is also driven by T-Online's ever-expanding content and service offering, coupled with the appeal of usage-based rate plans. Broadband access accounts for 30.7 percent of T-Online's customer base in Germany and 27.2 percent on a groupwide basis. The T-DSL flat-rate option proved particularly popular among T-Online customers in Germany, with the number of flat-rate subscribers rising to a total of 2 million. T-DSL volume-based rates also fared well, with the number of customers rising by 240,000 to a total of 314,000 at the close of 2003. The T-DSL 1000 tariff, which targets newcomers to broadband communications, was one of the biggest successes among volume-based rates. T-Online also added dsl flat 1500 to its tariff options in 2003. Free of time and volume limits, this new rate enables customers to access Internet content at a speed of up to 1.5 megabits per second. 2003 also saw the introduction of T-Online dsl 5000 MB. This tariff is of particular interest to business customers with a high volume of Internet traffic.

Growth in the T-Online customer base was accompanied by a rise in demand for T-Online services. At 3,052, the average number of access minutes per customer and month increased substantially compared with 2002 (2,523 minutes). This enabled T-Online to utilize its network capacity more effectively, thus generating significant cost efficiencies. This rise in online time reaffirms the fact that broadband communication enhances the user experience and thus fuels an increase in demand for online services.

Wireless LAN successfully positioned. Enabling high-speed wireless access to the Internet is evolving into an increasingly strategic area of activity at T-Online International AG. As planned, however, revenue in this area was modest during the financial year. In August 2003, T-Online introduced broadband Internet access over wireless local area networks (WLANs). T-Online customers need only an e-mail address and password to dial into WLANs operated by various local and national T-Online partners. No special software is needed. Billing for WLAN services is added to the regular telephone bill.

--------------------------------------------------------------------------------
Total number of T-Online subscribers
--------------------------------------------------------------------------------

(millions)*                                                 2003   2002   Change
--------------------------------------------------------------------------------
Total number of subscribers                                 13.1   12.2     0.9
--------------------------------------------------------------------------------
   T-Online (Germany)                                       10.8   10.0     0.8
--------------------------------------------------------------------------------
   Rest of Europe                                            2.3    2.3     0.0
--------------------------------------------------------------------------------
DSL subscribers (total)                                      3.6    2.8     0.8
--------------------------------------------------------------------------------

* Figures rounded and expressed in millions. The total was calculated on the basis of precise figures.

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
Development of subscriber figures
--------------------------------------------------------------------------------

(millions)                                                    2001   2002   2003
--------------------------------------------------------------------------------
                                                              10.7   12.2   13.1
--------------------------------------------------------------------------------

New trends with innovative portal content and services. On the content side, T-Online further strengthened its position as one of Germany's leading portal operators in 2003. On average, 50.7 percent of all German Internet users visited T-Online's Website at www.t-online.de in the year under review. The monthly unique audience figures (visitors to the T-Online portal) rose to an average of
16.0 million (source: Nielsen Netratings 12/2003).

88


A closer look at the individual market segments shows that T-Online succeeded in maintaining a strong market position, despite stiff competition from specialist content providers. The News, Entertainment, Sport, Business and Finance, and Computer listings were and have remained extremely popular. The growing number of page impressions registered during visits to the T-Online portal provide clear indication of this positive trend. This figure rose by 62 million to a monthly average of 562 million compared with the previous year.

"The systematic expansion of T-Online's paid content and service offering played a valuable role in swaying customers to visit the T-Online portal for longer periods of time."

T-Online relaunched its Website (www.t-online.de) at the end of August 2003. The objective was to structure content more transparently without modifying the underlying look & feel of the site. The result meets rising customer expectations. The clear positioning of the "Content", "Services" and "Shopping" zones supports the business model mix of access products, content, services and e-commerce.

T-Online took advantage of the relaunch to position the shopping zone more prominently. The objective is to proactively draw visitors' attention to the possibilities of Internet shopping at T-Online.

During the financial year, T-Online also entered into a cooperation agreement with the Internet search engine provider Google as a means of further boosting revenue. Through its partnership with Google, T-Online is ideally positioned to capitalize on the growing popularity of search engines.

Broadband paid content adds value. The systematic expansion of T-Online's paid content and service offering played a valuable role in swaying customers to visit the T-Online portal for longer periods of time, thus generating additional revenue through e-commerce.

Building on the enhanced user experience enabled by broadband access, customer-friendly payment options for paid content also contributed significantly to ensuring smooth customer relations. In addition to its established pay-per-click services (where visitors pay for an information or entertainment service as they go), T-Online also offers numerous subscriptions to its online services. With subscription rates rising by over 100 percent, the Computer Insider portal was particularly successful during 2003. Computer Insider gives users access to extensive software archives from leading IT vendors and up-to-date articles from the "PC Welt" computer magazine.

T-Online entered into a number of strategic partnerships during 2003 to ensure that its customers can choose from a broad range of high-quality paid content. One such partnership was with match.com, one of the leaders in online dating services worldwide. T-Online users can post their profiles (including photo) to the site to find dates or make new friends. Through its close cooperation with match.com, T-Online is actively capitalizing on the rapidly expanding market for online dating services that users are willing to pay for.

Games-on-demand (GoD) have also clearly emerged as one of the more promising paid online services. Users can rent popular PC games for an agreed period of time (the user simply downloads the games and can play them for the agreed rental period) or play the games directly online. By the end of the financial year, T-Online was offering more than 50 of the most popular PC games.

On the sports front, T-Online has been covering German Bundesliga football matches since April 2003. A mere 60 minutes after the final whistle, T-Online customers can enjoy video streams with the game's highlights at the T-Online portal. This offer appeals in particular to broad-band customers.

                                                              The divisions
                                                                   T-Online   89

T-Online captures tomorrow's entertainment market with musicload.de and video-on-demand innovations. The rise in demand for broadband Internet access with new access options was also fuelled in 2003 by the launch of T-Online's own online music platform, musicload.de. At musicload.de, T-Online customers can legally download digital music in return for a fee. The site lists songs from leading labels such as Sony Music, BMG, EMI, Warner, Kontor, and EDEL. This music portal helps successfully position T-Online in the e-commerce market, adding significant momentum to music sales over the Internet.

Video-on-demand was another key installment in T-Online's drive to innovate broadband Internet services. This service was launched on the T-Online Vision portal in November 2003. The latest films are streamed to the customer's PC over a T-Online connection. T-Online concluded agreements with DreamWorks, Universal, MGM and others, enabling it to broadcast popular films such as "8 Mile" and "2 Fast 2 Furious". As part of a pilot project, the first subscribers experienced "T-Online Vision on TV" at the end of 2003. Through this service, T-Online has laid the foundation for new online services and expanded the possibilities of Internet communication. With T-Online Vision on TV, customers equipped with special devices can now view T-Online Vision's offering on TV. In 2003, T-Online concluded its first cooperation agreement in this area with the IT manufacturer Fujitsu Siemens Computers. Fujitsu Siemens Computers produces devices that support the convergence of Internet and TV. T-Online plans to market this service to the public in 2004.

Successful expansion of corporate offering. T-Online was quick to recognize and act on the growing importance of the Internet for corporate customers. At the start of 2002, the company expanded its offering to include products that address strategic areas such as hosting, security, communication, and online content. With 1.5 million corporate customers by the end of 2003, T-Online had captured around 60 percent of the corporate market.

T-Online's tariff and service structure is tailored to the needs of both small and medium-sized enterprises. The content offering for this segment centers around T-Online's business portal, which was revamped in November 2003. With 1.5 million corporate subscribers, T-Online's corporate offering is one of the most popular business portals in Germany.

New services in the corporate segment included the Business Hosting product line. This product line offers a wide spectrum, ranging from simple digital business cards for newcomers to high-end hosting services for Websites. The Business Homepage Professional service comes with numerous technical options and features. T-Online presented its Professional security package at CeBIT 2003. This package integrates the latest versions of Norton Anti Virus, Norton Personal Firewall and extensive dialer protection features. Business eMail was added to T-Online's extensive corporate offering in November 2003. In addition to a personal e-mail address and an Internet domain, the Business eMail service offers users practical functions such as folder management and unified messaging. T-Online was also busy expanding its offering for large enterprise customers in 2003.

"Video-on-demand was another key installment in T-Online's drive to innovate broadband Internet services. This service was launched on the T-Online Vision portal in November 2003."

In cooperation with T-Systems, T-Online markets corporate solutions for content management and online security. T-Online also offers special access tariffs for major customers. Launched in August 2003, T-Online's Global Corporate Access gives business customers equipped with appropriate wireless devices high-quality and high-speed access to the Internet and corporate networks from numerous hotspots in airports, conference centers, and hotels across 150 different countries.

90

Acquisition of Scout24 marketplaces expands service portfolio. T-Online integrated AutoScout24, Germany's bestknown automotive marketplace, into its portal in September 2003. Almost 800,000 used cars and more than 20,000 new vehicles are listed on this site. In December 2003, T-Online and Scout24 signed an agreement allowing for the purchase of most of the companies in the Scout24 group by T-Online. In addition to AutoScout24, the group also includes the ImmobilienScout24 (marketing real estate), JobScout24, TopJobsScout24, FinanceScout24, FriendScout24 marketplaces as well as Scout24 Schweiz AG and other Scout24 brands. Scout24 marketplaces have penetrated numerous European markets, including Germany and Switzerland. The well-established online offering of these marketplaces is the perfect complement to T-Online's service portfolio, adding value to T-Online's Internet deliverables in key growth areas. The purchase was approved by the German Federal Cartel Office on February 5, 2004.

"The market launch of `T-Online Vision on TV', a TV-based version of T-Online Vision, will be a key milestone in this broadband roadmap for 2004."

Portal marketing set to gain in strategic importance. Marketing through the T-Online portal plays a strategic role in efforts to win new non-access business, particularly given the growth in online advertising. T-Online developed a cross-media check in 2003 to maximize transparency and budget efficiencies for its advertising customers. This check measures not only the effectiveness of online advertising, but also the cross-media impact when the Internet is combined with other advertising channels (such as print or TV). During 2003, T-Online also started developing its permission marketing service. Permission marketing is a new type of interactive advertising where customers explicitly request the electronic marketing materials they receive. It evolved into one of the most promising growth segments in online marketing. Its popularity is partly due to the flexibility it offers marketers in their choice of format. Leading mail-order companies Quelle, Neckermann and Bauer were among T-Online's first customers and cooperation partners in this area. Portal marketing activities were also intensified on the organizational front in 2003. Effective as of January 1, 2003, T-Online fully integrated the marketing company Interactive Media. Interactive Media is the exclusive marketing agent for the T-Online portal network. It also manages Websites operated by the Axel Springer Publishing Group and other prominent companies.

Market positions of group members consolidated across Europe. The growing penetration of broadband also benefited the European subsidiaries and associated companies of T-Online International AG, fuelling an increase in their customer base and a boost in revenue. This applied in particular to the fully owned T-Online subsidiary T-Online France. Leveraging new DSL tariffs and innovative multimedia services, Club Internet succeeded in expanding its broadband customer base. The relaunch of the Club Internet Website and expansion of the broadband portal combined to increase the average number of unique visitors by around 84 percent compared with the previous year.

                                                              The divisions
                                                                   T Online   91


The Spanish Internet market also capitalized on the fastgrowing popularity of DSL. T-Online's Spanish subsidiary Ya.com reported significant growth in its access and e-commerce lines of business. The online travel service operated by Ya.com (www.viajar.com) succeeded in increasing the number of online bookings significantly compared with last year's figure. T-Online is also active on the Austrian, Swiss and Portuguese markets, where it operates the t-online.at, t-online.ch and terravista.pt Internet portals.

Outlook for 2004: Growth in broadband offering, launch of "T-Online Vision on TV". Now that the Internet has firmly established itself as the fourth mass medium, T-Online expects the Internet market to gather further momentum during the current financial year. This applies in particular to service and product segments where traditional media and distribution channels simply cannot compete with the benefits offered by the Internet. T-Online is convinced that the future of the Internet will be inextricably linked with broadband connectivity as a growing number of users look to capitalize on the diversity of delivery options and communication formats enabled by broadband, particularly in the entertainment arena. Since going public in 2000, T-Online International AG has systematically pursued a growth and profitability-focused strategy through its combined business model. As time goes on, the company increasingly prioritizes quality over quantity. T-Online will continue along this path in 2004. During the current financial year, the company will be focusing on the step-by-step expansion of its broadband offering. The market launch of "T-Online Vision on TV", a TV-based version of T-Online Vision, will be a key milestone in this broadband roadmap for 2004. Through this and other innovative measures, T-Online thus continues to position itself for success in the dynamic Internet market.

92


Group Headquarters & Shared Services. Strategic focus brings tangible benefits.

o    Reorganization as virtual strategic management holding completed

o    New areas of business for Vivento

o    Substantial proceeds realized from the sale of Group-held real estate

o    Debt further reduced through sale of minority shareholdings

--------------------------------------------------------------------------------
Group Headquarters & Shared Services
--------------------------------------------------------------------------------

(millions of (euro))                                     2003     2002    Change
--------------------------------------------------------------------------------
Total revenue                                            4,268    4,411    -143
--------------------------------------------------------------------------------
Results from ordinary business activities               -4,071   -4,690     619
--------------------------------------------------------------------------------
EBITDA(a)                                                 -276      447    -723
--------------------------------------------------------------------------------
EBITDA, adjusted(a)                                       -316       30    -346
--------------------------------------------------------------------------------
EBITDA margin, adjusted(a) (%)                            -7.4      0.7    n.a.
--------------------------------------------------------------------------------
Investments in property, plant and equipment
   and intangible assets(b)                               -416     -472      56
--------------------------------------------------------------------------------
Number of employees averaged over the year              25,203   17,870   7,333
--------------------------------------------------------------------------------

(a) Deutsche Telekom defines EBITDA as results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. For detailed information and calculations please refer to the chapter on "Reconciliation of pro forma figures" starting on page 96.

(b)  Excluding goodwill.

In the 2003 financial year, Deutsche Telekom concluded its restructuring measures, successfully evolving into a virtual strategic management holding. The division known as "Other" until the first quarter of 2003, was renamed "Group Headquarters & Shared Services". In keeping with the new organizational structure and philosophy, Group Headquarters now focuses on strategic, cross-division management activities. All other operational tasks not directly related to the core business of the various divisions are the responsibility of the new Shared Services unit. Shared services include in particular Vivento, billing services, real estate activities, and DeTeFleetServices GmbH. Acting as a one-stop provider of fleet management and mobility services for all member companies of the Deutsche Telekom Group, DeTeFleetServices GmbH assumed responsibility for the development, delivery and operation of fleet solutions (covering both company cars and service vehicles) on July 1, 2002. It also offers consulting and other mobility services. The Billing Services unit develops and operates billing and accounts receivable management solutions for those Deutsche Telekom divisions that operate on the open market.

Vivento refocuses operations to secure jobs on a lasting basis. One of the Group's top priorities is to provide a socially acceptable and efficient staffing service to accommodate Group-wide restructuring. To support achievement of this aim in Germany, the Personnel Service Agency (PSA) was established in the fourth quarter of 2002. To adapt to evolving needs, the name of the PSA was changed to Vivento in the third quarter of 2003 and a new strategy was defined. With its new management team and wider business mandate, Vivento is now better positioned to rise to the challenging conditions on the labor market. The unit has expanded its range of activities by adding large-scale project placements to its individual staff placement services. It will also develop its own lines of business with high HR requirements. Plans for 2004 include the launch of a Call Center Unit. Vivento employees will be deployed as call center agents for Group-internal and external customers. The company Vivento Customer Services GmbH & Co. KG was set up specifically to generate new call-center business opportunities.

                                                             The divisions
                                       Group Headquarters & Shared Services   93


Vivento's work is governed by the collective agreement on rationalization and protection of employment for salaried employees and the corresponding regulations applicable to civil servants. In order to efficiently place and relocate civil servants working at Deutsche Telekom, it is vital that Vivento enjoys a high profile among both government bodies/public authorities and companies/corporate associations.

Since its foundation in the fourth quarter of 2002, Vivento has taken on approximately 19,200 employees, about 3,700 of whom had left Vivento again by the end of 2003. Approximately 2,200 of those employees took up permanent employment outside the Group. These placements translate into annual cost savings of around EUR 150 million for the Deutsche Telekom Group. These cost savings are realized in two ways. Employees who take up external employment reduce Group payroll costs. And placements within the Group eliminate the personnel costs that would have been incurred had an external candidate been recruited.

In December 2003, a further 4,000 Vivento employees were placed in temporary positions. 3,300 of these were working within the Deutsche Telekom Group and 700 for other companies. These temporary placements are of benefit to the Group on two counts: They provide additional revenue that helps to cover personnel costs and they eliminate the costs involved in hiring staff from external temp agencies.

By the end of the financial year, Vivento had around 440 regular employees and some 15,500 staff transferred to it and awaiting placement.

As part of its human resource management strategy, the Group initiated further staffing measures in 2003 to permanently improve the ratio between personnel costs and revenue in the divisions. These include a redundancy package for T-Com and Vivento. Approximately 1,700 employees had opted for this package by the end of the year under review. Collective negotiations on working conditions and salaries for 2004 are currently in progress, with discussions focusing on the possibility of a shorter working week.

                              Group Headquarters(a)

                                    [GRAPHIC]

(a) Plus other affiliates (other than those included in Shared Services) such as Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., T-Venture Holding GmbH.

(b)  The former PSA (Personnel Service Agency).

(c) Includes Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH (GMG), Sireo Real Estate Asset Management (Sireo) and real estate assets of Deutsche Telekom AG.

(d) Primarily Deutsche Telekom Training GmbH, SolvenTec GmbH, SAF Forderungsmanagement GmbH, DeTeAssekuranz GmbH - Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Leipzig University of Applied Sciences, Inhouse Consulting Telekom, Group Auditing, Group Security, Human Resources Management.

Plans to further streamline real estate portfolio and increase profitability successfully implemented. The Group's ongoing strategy to reduce its real estate portfolio again made a valuable contribution to debt reduction in the 2003 financial year. Sireo Real Estate Asset Management GmbH, responsible for managing the Group's real estate, was able to close several sales deals during the financial year. The proceeds from the sale of land and buildings amounted to EUR 0.2 billion in the fourth quarter of 2003. Over 2003 as a whole, cash inflows from the sale of real estate totaled EUR 0.8 billion, although some of these payments related to contracts concluded in 2002.

94


As part of these sales, Deutsche Telekom parted with more than 180 realties that it did not need to run its business, reducing space by approximately 100,000 square meters (approximately 119,600 square yards). In addition, notice of termination was served on about 520,000 square meters (622,000 square yards) of floor space by the end of 2003. Termination was effective on 210,000 square meters (251,000 square yards) of this by the end of the year. By reducing leasing commitments, Sireo and DeTeImmobilien succeeded in further lowering the Group's leasing and facility management costs in Germany.

Real estate costs are expected to be reduced even further in 2004 through a combination of the ongoing divesture strategy and an increased emphasis on portfolio streamlining.

Sale of minority shareholdings further reduces debt. Flanking the move to sell off real estate, Deutsche Telekom also pressed ahead with the sale of minority shareholdings during the financial year. Not only did sales negotiations initiated in 2002 draw to a fruitful close in 2003, new agreements on the sale of minority shareholdings were also reached. December 2003 saw the sale of the Group's shareholding in satellite operator Inmarsat Venture Plc. By October, Deutsche Telekom had sold almost all of its shares in Globe Telecom, a telecommunications operator in the Philippines. The remaining shares were sold in February 2004. Sale of the Group's six percent stake in Celcom, the Malaysian mobile communications provider, in June 2003 further reduced outstanding debts. Back at the start of 2003, Deutsche Telekom parted with its minority shareholdings in the European satellite operator Eutelsat S.A. and in Ukrainian Mobile Communications (UMC). In total, proceeds from the sale of minority shareholdings by the Group Headquarters & Shared Services division amounted to roughly EUR 0.7 billion by the end of the year under review.

Revenue down. Group Headquarters & Shared Services experienced a slight overall drop in revenue during the 2003 financial year. To some extent this was because cost efficiencies generated in the Billing Services area were passed on to the respective divisions. It is also attributable to the fact that revenue from real estate and facilities services was on the decline. This was partly caused by the reduction in project development revenue and the drop in prices charged to the divisions as a result of efficiency gains. On the other hand, this decrease in revenue should also be seen in the context of DeTeFleet GmbH. Founded on July 1, 2002, DeTeFleet GmbH returned full-year figures for the first time in 2003.

Adjusted to exclude special factors, EBITDA was down on last year's figure. The main factors causing this decline were personnel expenditure for Vivento amounting to approximately EUR 0.5 billion and expenses for the newly established Deutsche Telekom Foundation totaling approximately EUR 0.1 billion. On a more positive note, lower rebranding costs and the absence of one-off start-up costs for the sale of receivables completed in 2002 had a positive influence on earnings.

The deterioration in the unadjusted EBITDA figure compared with 2002 is attributable on the one hand to the adjusted EBITDA figure and, on the other, to the decline in EBITDA-relevant special factors. The proceeds from the sale of Satelindo and of T-Online shares to the value of approximately EUR 0.5 billion in 2002 could not be matched by the EUR 0.2 billion in sales proceeds realized in 2003 (predominantly through the sale of minority shareholdings in Eutelsat S.A., UMC, Celcom, Globe Telecom and Inmarsat). Other special factors had a negative impact on EBITDA. These included higher additions to accruals for the Civil Service Health Insurance Fund and pension accruals occasioned by changes in discount rates as well as accruals for redundancy payments. These items totaled approximately EUR 0.3 billion. By contrast, the EUR 0.1 billion in transfer payments for employees transferred from T-Com to Vivento had a positive impact on EBITDA.

                                                              The divisions
                                       Group Headquarters & Shared Services   95


Despite the increase in EBITDA, the results from ordinary business activities improved significantly on the previous year's figures. This is mainly attributable to the absence of special factors that impacted heavily on last year's results (valuation adjustments on the shares in France Telecom and other valuation adjustments for investments in noncurrent securities amounting to approximately EUR 1 billion). The reduction in write-downs of approximately EUR
0.4 billion resulting from the sale of real estate and the absence of oneoff influences that affected 2002 earnings combined to impact positively on 2003 figures.

96


Reconciliation of pro forma figures.

o    EBITDA

o    EBITDA after adjustment for special factors

o    Free cash flow

o    Gross and net debt

EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt, are all "pro forma figures".

Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom's pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

Pro forma figures should not be viewed in isolation or as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with the consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors. EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial expense, and depreciation and amortization. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies.

In this definition, net financial expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom's senior operating decision-makers to manage Deutsche Telekom's operating activities and measure the performance of the individual units.

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA, the EBITDA of the divisions, and net income/loss are contained in the following section "Special factors".

In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA or EBITDA adjusted for special factors to net revenue (EBITDA divided by net revenue).

                                       Reconciliation of pro forma figures.   97


Special factors. Deutsche Telekom's net income/loss and the EBITDA of the Deutsche Telekom Group and of the divisions were affected by a range of special factors in both the period under review and the previous periods.

The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years.

The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extraordinary income/loss, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The following tables show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group and for its divisions from the results from ordinary business activities. The special factors have been defined and quantified both for the year under review and for the previous year. At Group level, we have provided a multi-year review for the period 1999 to 2003.

--------------------------------------------------------------------------------
Reconciliation of Group EBITDA, 1999 to 2003
--------------------------------------------------------------------------------

(billions of (euro))                                 2003    2002   Change   %(1)    2001    2000   1999
--------------------------------------------------------------------------------------------------------
Net revenue                                          55.8    53.7     2.1     4.0    48.3    40.9   35.5
--------------------------------------------------------------------------------------------------------
Results from ordinary business activities             1.4   (27.2)   28.6    n.a.    (2.5)    6.4    3.1
--------------------------------------------------------------------------------------------------------
   Financial income/(expense), net                   (4.0)   (6.0)    2.0    33.1    (5.3)   (1.2)  (2.9)
--------------------------------------------------------------------------------------------------------
   Depreciation and amortization                    (12.9)  (36.9)   24.0    65.1   (15.2)  (13.0)  (8.4)
--------------------------------------------------------------------------------------------------------
   Other taxes                                       (0.2)   (0.4)    0.2    55.5    (0.1)   (0.1)  (0.1)
--------------------------------------------------------------------------------------------------------
EBITDA(1)                                            18.5    16.1     2.4    14.6    18.1    20.7   14.5
--------------------------------------------------------------------------------------------------------
EBITDA margin (%)(1)                                 33.1    30.0                    37.4    50.6   41.0
--------------------------------------------------------------------------------------------------------
Special factors affecting EBITDA                      0.2    (0.2)    0.4    n.a.     3.0     7.8     --
--------------------------------------------------------------------------------------------------------
EBITDA adjusted for special factors(1)               18.3    16.3     2.0    12.1    15.1    12.9   14.5
--------------------------------------------------------------------------------------------------------
EBITDA margin adjusted for special factors (%)(1)    32.8    30.4                    31.3    31.6   41.0
--------------------------------------------------------------------------------------------------------

(1) Calculated and rounded on the basis of millions for the purpose of greater precision.

98


Special factors that positively affected EBITDA in the 2003 financial year include income of EUR 0.4 billion from the sale of the remaining cable companies in the T-Com division. In conjunction with the sale of the cable business, this income is partly offset by additions to accruals and transaction costs totaling EUR 0.2 billion, which reduced EBITDA in the period under review.

Income from the sale of the T-Systems subsidiaries TELECASH Telekommunikations-Service GmbH and T-Systems SIRIS S.A.S. (EUR 0.1 billion) and from the sale of shares in Mobile TeleSystems (MTS) (EUR 0.4 billion) in the T-Mobile division also had a positive effect on EBITDA. Additional income of EUR
0.3 billion resulted from the sale of minority interests in Eutelsat S.A., Ukrainian Mobile Communications (UMC), Celcom (Malaysia) Bhd., Globe Telecom, and Inmarsat Venture Plc.

In addition to the recognition of an additional minimum liability (AML), and an addition to the accrual for payments to the Civil Service Health Insurance Fund (PBeaKK), due to the adjustment of the discount rate applied, the loss on the sale of T-Systems MultiLink SA and the Swiss T-Systems CS AG, Card Services, and restructuring expenses in the T-Com division due to personnel reduction at the Croatian subsidiary Hrvatske telekomunikacije (HT) totaling EUR 0.7 billion reduced EBITDA in the period under review.

There was an additional special factor, also attributable to accruals for employee severance payments totaling EUR 0.1 billion, in the T-Com division, relating to domestic business, and to Vivento at Group Headquarters & Shared Services.

By contrast, the special factors affecting EBITDA in the previous year were negative, amounting to EUR 0.2 billion. These primarily included the book gain of EUR 0.2 billion on the sale of the PT Satelindo investment, as well as income of EUR 0.3 billion from the sale of T-Online shares. Special factors that reduced EBITDA included expenses for restructuring measures in the T-Com and T-Systems divisions amounting to EUR 0.4 billion, as well as transaction costs and the recognition of an additional minimum liability (AML) totaling EUR 0.3 billion.

In addition, the intragroup sale of t-info to DeTeMedien (T-Com division) had an EBITDA effect in the T-Online division in the period under review that, however, had no impact at Group level; in the previous year, there was a gain from the intragroup sale of T-Motion to T-Mobile. An expense at the T-Com division and a gain at Group Headquarters & Shared Services resulting from internal staff transfer payments for Vivento amounting to EUR 0.1 billion also had a neutral effect in the Group in the 2003 financial year.

The following special factors impacted EBITDA in the previous years (2001-1999):

2001: Income from the sale of the interests in Sprint-FON and Sprint-PCS (including sale costs) in the total amount of EUR 1.9 billion, a book gain on the sale of the Baden-Wurttemberg cable TV company (EUR 0.9 billion), income from the sale of regional cable service companies (EUR 0.1 billion), and from the reversal of accruals (EUR 0.3 billion). EBITDA was reduced by the recognition of an additional minimum liability of EUR 0.2 billion.

2000: Income from the sale of Atlas/Global One (EUR 2.8 billion) and of the North Rhine-Westphalia and Hesse cable companies (EUR 3.0 billion), as well as the T-Online IPO (EUR 2.7 billion), and the dilutive effect of the public offerings of MTS (Russia) and of comdirect bank AG (EUR 0.2 billion), in which T-Online International AG holds an interest. Furthermore, additions to accruals, losses from dispositions, and losses on receivables had a negative effect totaling EUR 0.9 billion.

1999: No special factors affecting EBITDA.

                                        Reconciliation of pro forma figures   99


--------------------------------------------------------------------------------
Reconciliation of EBITDA in the divisions in 2003 and 2002
--------------------------------------------------------------------------------

                                                 T-Com              T-Mobile         T-Systems
                                            ----------------    ---------------   ---------------
(billions of (euro))                        2003     2002(2)    2003    2002(2)   2003    2002(2)
----------------------------------------------------------------------------------------------------
Total revenue                               29.2       30.6     22.8      19.7    10.6      10.5
----------------------------------------------------------------------------------------------------
Results from ordinary business activities    4.3        3.6      0.8     (23.8)   (0.1)     (2.0)
----------------------------------------------------------------------------------------------------
   Financial income/(expense), net          (0.7)      (0.9)    (0.9)     (1.4)    0.0      (0.1)
----------------------------------------------------------------------------------------------------
   Depreciation and amortization            (5.2)      (5.5)    (5.2)    (27.3)   (1.5)     (2.6)
----------------------------------------------------------------------------------------------------
   Other taxes                               0.0       (0.1)    (0.1)     (0.1)    0.0       0.0
----------------------------------------------------------------------------------------------------
EBITDA (1)                                  10.2       10.1      7.0       5.0     1.4       0.8
----------------------------------------------------------------------------------------------------
EBITDA margin (%)(1)                        34.8       32.9     30.8      25.5    13.3       7.2
----------------------------------------------------------------------------------------------------
Special factors affecting EBITDA            (0.2)(a)   (0.2)(b)  0.3(c)     --     0.0(d)   (0.4)(e)
----------------------------------------------------------------------------------------------------
EBITDA adjusted for special factors(1)      10.4       10.3      6.7       5.0     1.4       1.2
----------------------------------------------------------------------------------------------------
EBITDA margin adjusted for special
   factors (%)(1)                           35.5       33.6     29.3      25.5    13.3      11.0
----------------------------------------------------------------------------------------------------

                                                             Group Headquarters &
                                              T-Online(3)       Shared Services
                                            --------------   --------------------
(billions of (euro))                        2003   2002(2)      2003    2002
---------------------------------------------------------------------------------
Total revenue                                1.9     1.6         4.2     4.4
---------------------------------------------------------------------------------
Results from ordinary business activities    0.1    (0.5)       (4.1)   (4.7)
---------------------------------------------------------------------------------
   Financial income/(expense), net           0.2    (0.1)       (2.9)   (3.6)
---------------------------------------------------------------------------------
   Depreciation and amortization            (0.4)   (0.4)       (0.9)   (1.3)
---------------------------------------------------------------------------------
   Other taxes                               0.0     0.0         0.0    (0.2)
---------------------------------------------------------------------------------
EBITDA(1)                                    0.3     0.1        (0.3)    0.4
---------------------------------------------------------------------------------
EBITDA margin (%)(1)                        18.1     6.5        (6.5)   10.1
---------------------------------------------------------------------------------
Special factors affecting EBITDA             0.0     0.0         0.1(f)  0.4(g)
---------------------------------------------------------------------------------
EBITDA adjusted for special factors(1)       0.3     0.1        (0.3)    0.0
---------------------------------------------------------------------------------
EBITDA margin adjusted for special
   factors (%)(1)                           16.7     4.8        (7.4)    0.7
---------------------------------------------------------------------------------

(1) Calculated and rounded on the basis of millions for the purpose of greater precision.

(2) For T-Com, T-Mobile, T-Systems, and T-Online, the figures for the previous year were adjusted to the new allocation to segments.

(3) Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRSs.

T-Com

(a) Income from the sale of the cable activities (EUR 0.4 billion) and related expenses and transaction costs (EUR 0.2 billion), recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied (EUR 0.2 billion), accruals for restructuring expenses at HT (Croatia) and accruals for employee severance payments for the domestic business (EUR 0.1 billion), and expenses of EUR 0.1 billion resulting from internal staff transfer payments for Vivento.

(b) Restructuring expenses for personnel reduction at the Eastern European subsidiaries, associated and related companies, and recognition of an additional minimum liability (AML).

T-Mobile

(c) Income from the sale of shares in MTS and recognition of an additional minimum liability (AML) due to the adjustment of the interest rate applied.

T-Systems

(d) Income from the sale of TELECASH and SIRIS (EUR 0.1 billion). This is offset by losses on the sale of MultiLink and T-Systems CS, and the recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied (total EUR 0.1 billion).

(e) Restructuring expenses (resulting from measures taken in connection with the strategic review in the third quarter of 2002), plus the recognition of an additional minimum liability (AML).

Group Headquarters & Shared Services

(f) Income from the sale of the minority interests in Eutelsat, UMC, Celcom, Globe Telecom, and Inmarsat (EUR 0.3 billion); income of EUR 0.1 billion resulting from internal staff transfer payments for Vivento, personnel accruals of EUR 0.3 billion: primarily recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied and an accrual for payments to the Civil Service Health Insurance Fund.

(g) Book gain on the sale of shares in PT Satelindo (EUR 0.2 billion) and on the sale of T-Online shares (EUR 0.3 billion), as well as transaction costs and the recognition of an additional minimum liability (AML) totaling EUR
     0.1 billion.

100


Special factors not affecting EBITDA in the 2003 financial year were the write-up of the net carrying amount of the interest in comdirect (EUR 0.1 billion), in which T-Online holds a stake, as well as separate special factors in the form of tax income totaling EUR 0.8 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and a related reduction in the tax expense from the intragroup reclassification of foreign shareholdings (EUR 0.4 billion). Deferred taxes of EUR 0.1 billion were also recognized on the additional minimum liability (AML). The tax effects on the other special factors amounting to EUR
0.1 billion were determined on the basis of the corporation tax rate. These were mainly offset by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Baden-Wurttemberg and Hesse) amounting to EUR-0.2 billion.

Overall, special factors increasing net income amounted to EUR 2.2 billion in the period under review, while special factors decreasing net income amounted to EUR 1.1 billion.

Special factors not affecting EBITDA in the previous year amounting to EUR-19.6 billion were mainly attributable to the measures taken as a result of the strategic review carried out in the third quarter of 2002. These were primarily nonscheduled write-downs, mostly on intangible assets (goodwill and mobile communications licenses) amounting to EUR 21.3 billion.

Furthermore, valuation adjustments on loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion), on the carrying amounts of Deutsche Telekom's stake in France Telecom (EUR 0.6 billion) and comdirect (EUR 0.1 billion), as well as write-downs of other investments in noncurrent securities (EUR 0.4 billion) reduced net income in the prior-year period. In addition, a nonscheduled write-down of EUR 0.2 billion was charged on the UMTS license of T-Mobile Netherlands in the third quarter of 2002. In the third quarter, T-Mobile Netherlands was still included in the consolidated financial statements of Deutsche Telekom as an associated company.

In the 2002 financial year, special factors totaling EUR 19.8 billion had a negative impact on the Group's result. The vast majority of this amount (EUR
19.6 billion) is the result of special factors which had no effect on EBITDA. Of the EUR 19.8 billion, around EUR 19.0 billion is attributable to special factors resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002.

                                       Reconciliation of pro forma figures   101


As a separate special factor, tax income of EUR 3.0 billion was generated from the reversal of deferred tax liabilities in 2002, in particular in relation to the nonscheduled write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, retroactive amortization of goodwill to be recognized in Deutsche Telekom AG's tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects for the 2002 financial year, which were in turn a separate special factor affecting the Group's result. The tax effects on the individual special factors amounting to EUR 0.3 billion were determined on the basis of the corporation tax rate.

In the 2002 financial year, EUR 23.6 billion of the total special factors negatively affected the results, and EUR 3.8 billion had a positive impact.

In the previous years (2001-1999): the following special factors not affecting EBITDA had an impact on net income/loss.

--------------------------------------------------------------------------------
Nonscheduled write-downs of intangible assets and property, plant, and equipment
--------------------------------------------------------------------------------

(billions of (euro))
--------------------------------------------------------------------------------
2001                                                               Total   (1.8)
--------------------------------------------------------------------------------
       Land and buildings                                                  (0.8)
--------------------------------------------------------------------------------
       Write-downs of goodwill on brand names as part of the
       rebranding of the mobile communications majority
       shareholdings in the T-Mobile division                              (1.0)
--------------------------------------------------------------------------------
2000                                                               Total   (3.0)
--------------------------------------------------------------------------------
       Land                                                                (2.0)
--------------------------------------------------------------------------------
       Parts of the long-distance copper cable network and
       telecommunications equipment                                        (1.0)
--------------------------------------------------------------------------------
1999   No special factors not affecting EBITDA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Financial income/(expense), net
--------------------------------------------------------------------------------

(billions of (euro))
--------------------------------------------------------------------------------
2001                                                               Total   (0.9)
--------------------------------------------------------------------------------
       Write-down of the net carrying amount of the
       shareholding in France Telecom as a result of the
       decrease in its share price                                         (0.3)
--------------------------------------------------------------------------------
       Other write-downs of financial investments                          (0.6)
--------------------------------------------------------------------------------
2000   Proceeds from the sale of WIND                                       2.3
--------------------------------------------------------------------------------
1999   No special factors not affecting EBITDA
--------------------------------------------------------------------------------

The tax effects on the individual special factors were determined on the basis of the corporation tax rate.

102


In addition, a separate overview of the effects of special factors on the consolidated statement of income in the 2003 financial year is presented:

--------------------------------------------------------------------------------
Reconciliation of the consolidated statement of income for the financial year from January 1, 2003 to December 31, 2003
--------------------------------------------------------------------------------

                                                                                        2003
                                                                        Special       (excluding
(billions of (euro))                                            2003    factors    special factors)
---------------------------------------------------------------------------------------------------
Net revenue                                                      55.8                    55.8
---------------------------------------------------------------------------------------------------
Cost of sales                                                   (31.4)   (0.2)(1)       (31.2)
---------------------------------------------------------------------------------------------------
Gross profit/(loss) from sales(6)                                24.4    (0.2)           24.6
---------------------------------------------------------------------------------------------------
Expenses                                                        (23.6)   (0.8)(2)       (22.8)
---------------------------------------------------------------------------------------------------
Other operating income                                            4.6     1.2(3)          3.4
---------------------------------------------------------------------------------------------------
Operating results                                                 5.4     0.2             5.2
---------------------------------------------------------------------------------------------------
Financial income/(expense), net                                  (4.0)    0.1(4)         (4.1)
---------------------------------------------------------------------------------------------------
Results from ordinary business activities(6)                      1.4     0.3             1.1
---------------------------------------------------------------------------------------------------
Income taxes                                                      0.2     0.8(5)         (0.5)
---------------------------------------------------------------------------------------------------
Income/(losses) applicable to minority shareholders              (0.4)                   (0.4)
---------------------------------------------------------------------------------------------------
Net income/effect of special factors on net income/(loss)(6)      1.3     1.1             0.2
---------------------------------------------------------------------------------------------------
Reconciliation of EBITDA
---------------------------------------------------------------------------------------------------
   Results from ordinary business activities(6)                   1.4     0.3             1.1
---------------------------------------------------------------------------------------------------
   Financial income/(expense), net                               (4.0)    0.1            (4.1)
---------------------------------------------------------------------------------------------------
   Depreciation and amortization                                (12.9)                  (12.9)
---------------------------------------------------------------------------------------------------
   Other taxes                                                   (0.2)                   (0.2)
---------------------------------------------------------------------------------------------------
EBITDA(6)                                                        18.5     0.2            18.3
---------------------------------------------------------------------------------------------------
EBITDA margin (%)(6)                                             33.1    n.a.            32.8
---------------------------------------------------------------------------------------------------

(1) Recognition of an additional minimum liability (AML) due to the adjustment of the discount rate applied (T-Com, T-Systems, T-Mobile, and T-Online divisions) and accruals for restructuring expenses (employee severance payments at Croatian company HT) in the T-Com division.

(2) Additions to accruals and transaction costs relating to the sale of the remaining cable companies (T-Com) (EUR 0.2 billion), personnel accruals of EUR 0.4 billion; primarily recognition of additional minimum liabilities
     (AML) due to the adjustment of the discount rate applied (affecting all divisions, plus Group Headquarters & Shared Services) and an accrual for payments to the Civil Service Health Insurance Fund (Group Headquarters & Shared Services), addition to accrual for employee severance payments (T-Com division: concerning domestic business, and at Group Headquarters & Shared Services: for Vivento) (EUR 0.1 billion), accruals for restructuring expenses at Croatian company HT (Division T-Com), and losses on the sale of T-Systems MultiLink and T-Systems CS amounting to a total of EUR 0.1 billion.

(3) Income from the sale of cable businesses (EUR 0.4 billion) (T-Com division) and book gains on the sale of TELECASH, SIRIS (T-Systems division), MTS (T-Mobile division), and interests in Eutelsat, UMC, Celcom, Globe Telecom, and Inmarsat (Group Headquarters & Shared Services) amounting to a total of EUR 0.8 billion.

(4) Write-up of the net carrying amount of the shareholding in comdirect (T-Online division).

(5) Primarily tax income of EUR 0.4 billion from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), and a related reduction in the tax expense from the intragroup reclassification of foreign shareholdings (EUR 0.4 billion). In addition, tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Baden-Wurttemberg and Hesse) amounting to EUR -0.2 billion and other tax effects of the various special factors totaling EUR
     0.2 billion, determined on the basis of the corporate income tax rate.

(6) Calculated and rounded on the basis of millions for the purpose of greater precision.

                                       Reconciliation of pro forma figures   103


Free cash flow. Deutsche Telekom is of the opinion that free cash flow as cash generated from operations minus interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant, and equipment.

Deutsche Telekom is of the opinion that free cash flow is used by investors as a measure to enable them to assess the Group's cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill) and property, plant, and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom's definition of free cash flow and methods of calculating this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

--------------------------------------------------------------------------------
Reconciliation of free cash flow in the Group, comparison for the period 1999 to 2003
--------------------------------------------------------------------------------

(billions of (euro))                                         2003   2002   Change   %(1)    2001    2000   1999
---------------------------------------------------------------------------------------------------------------
Cash generated from operations                               18.1   16.7     1.4     8.8    16.3    12.9   12.2
---------------------------------------------------------------------------------------------------------------
Interest received/(paid)                                     (3.8)  (4.2)    0.4     9.2    (4.3)   (2.9)  (2.6)
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities(1)                 14.3   12.5     1.8    14.9    11.9    10.0    9.6
---------------------------------------------------------------------------------------------------------------
Cash outflows from investments in intangible assets
   (excluding goodwill) and property, plant, and equipment   (6.0)  (7.6)    1.6    20.9   (10.9)  (23.5)  (6.0)
---------------------------------------------------------------------------------------------------------------
Free cash flow (before dividend)(1)                           8.3    4.8     3.5    71.2     1.1   (13.5)   3.6
---------------------------------------------------------------------------------------------------------------
Dividend                                                     (0.1)  (1.6)    1.5    94.2    (1.9)   (1.9)  (1.7)
---------------------------------------------------------------------------------------------------------------
Free cash flow (after dividend)(1)                            8.2    3.3     4.9    n.a.    (0.8)  (15.4)   1.9
---------------------------------------------------------------------------------------------------------------

(1) Calculated and rounded on the basis of millions for the purpose of greater precision.

The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with International Accounting Standard (IAS) No. 7, Cash Flow Statements, and German Accounting Standard (GAS) No. 2, Cash Flow Statements.

104


Gross and net debt. In the consolidated financial statements, the items "bonds and debentures" and "liabilities to banks" are reported as "debt" (in accordance with consolidated balance sheet).

Gross debt includes not only "debt (in accordance with consolidated balance sheet)", but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under "Other liabilities" in the balance sheet. Gross debt is the basis for total net interest expense incurred.

In addition to this key figure, Deutsche Telekom shows "net debt". Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item "Prepaid expenses and deferred charges". In addition, the following items (which are reported under the balance sheet item "other assets") are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Gross and net debt are common indicators in Deutsche Telekom's competitive environment, although definitions may vary, and are used by Deutsche Telekom's senior operating decision-makers to manage and monitor debt.

--------------------------------------------------------------------------------
Reconciliation of gross and net debt in the Group, comparison for the period 1999 to 2003
--------------------------------------------------------------------------------

(billions of (euro))                                         2003   2002   Change    %(1)   2001   2000   1999
--------------------------------------------------------------------------------------------------------------
Bonds and debentures                                         51.6   56.7    (5.1)    (9.1)  58.3   51.4    9.5
--------------------------------------------------------------------------------------------------------------
Liabilities to banks                                          3.8    6.3    (2.5)   (39.6)   8.7    9.0   32.8
--------------------------------------------------------------------------------------------------------------
Debt (in accordance with consolidated balance sheet)(1)      55.4   63.0    (7.6)   (12.1)  67.0   60.4   42.3
--------------------------------------------------------------------------------------------------------------
Liabilities to non-banks from loan notes                      0.8    0.8     0.0     (5.1)   0.7    0.7    0.6
--------------------------------------------------------------------------------------------------------------
Miscellaneous other liabilities                               0.3    0.3     0.0     15.7    0.2    0.2     --
--------------------------------------------------------------------------------------------------------------
Gross debt(1)                                                56.5   64.1    (7.6)   (11.9)  67.9   61.3   42.9
--------------------------------------------------------------------------------------------------------------
Liquid assets                                                 9.1    1.9     7.2     n.a.    2.9    1.9    1.2
--------------------------------------------------------------------------------------------------------------
Other investments in marketable securities                    0.2    0.4    (0.2)   (58.1)   0.7    0.8    1.8
--------------------------------------------------------------------------------------------------------------
Other investments in noncurrent securities                    0.1    0.2    (0.1)   (63.9)   0.9    1.1    2.0
--------------------------------------------------------------------------------------------------------------
Other assets                                                  0.3    0.2     0.1     53.1    0.3    0.0     --
--------------------------------------------------------------------------------------------------------------
Discounts on loans (prepaid expenses and deferred charges)    0.2    0.3    (0.1)   (10.5)   0.3    0.1    0.1
--------------------------------------------------------------------------------------------------------------
Net debt(1)                                                  46.6   61.1   (14.5)   (23.8)  62.8   57.4   37.9
--------------------------------------------------------------------------------------------------------------

(1) Calculated and rounded on the basis of millions for the purpose of greater precision.

Consolidated financial statements

Statement of income                                                          108
Balance sheet                                                                109
Noncurrent assets                                                            110
Statement of cash flows                                                      112
Statement of shareholders' equity                                            113
Segment reporting                                                            114
Notes to the consolidated financial statements                               115
Auditors' report                                                             178

Summary of differences between German GAAP and U.S. GAAP                     179

                                    [GRAPHIC]

                                    Respect.
                  Strive to understand. Promote understanding.
                     Understanding and respect create value.

                                    [GRAPHIC]

108


Consolidated statement of income.

                                                                    2003                 2002                 2001
                                                      Note   millions of (euro)   millions of (euro)   millions of (euro)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net revenue                                             1          55,838               53,689               48,309
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Cost of sales                                           2         (31,402)             (44,477)             (29,766)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Gross profit                                                       24,436                9,212               18,543
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Selling costs                                           3         (13,505)             (13,264)             (11,675)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
General and administrative costs                        4          (4,976)              (6,062)              (5,622)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Other operating income                                  5           4,558                3,901                6,619
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Other operating expenses                                6          (5,084)             (14,915)              (5,078)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Operating results                                                   5,429              (21,128)               2,787
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Financial income/(expense), net                         7          (4,031)              (6,022)              (5,348)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Results from ordinary business activities(1)                        1,398              (27,150)              (2,561)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Income taxes                                            8             225                2,847                 (751)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Income/(loss) after taxes                                           1,623              (24,303)              (3,312)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(Income)/losses applicable to minority shareholders     9            (370)                (284)                (142)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                   1,253              (24,587)              (3,454)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share in (euro)                                  0.30                (5.86)               (0.93)
-------------------------------------------------------------------------------------------------------------------------

(1) Including other taxes in accordance with the classification of the statement of income by the cost-of-sales method.

                                         Consolidated financial statements
                                         Statement of income/Balance sheet   109


Consolidated balance sheet.

                                                                Dec. 31, 2003        Dec. 31, 2002
                                                      Note   millions of (euro)   millions of (euro)
----------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------
Noncurrent assets
----------------------------------------------------------------------------------------------------
Intangible assets                                      13           45,193               53,402
----------------------------------------------------------------------------------------------------
Property, plant, and equipment                         14           47,268               53,955
----------------------------------------------------------------------------------------------------
Financial assets                                       15            3,190                4,169
----------------------------------------------------------------------------------------------------
                                                                    95,651              111,526
----------------------------------------------------------------------------------------------------
Current assets
----------------------------------------------------------------------------------------------------
Inventories, materials, and supplies                   16            1,432                1,556
----------------------------------------------------------------------------------------------------
Receivables                                            17            5,762                6,258
----------------------------------------------------------------------------------------------------
Other assets                                           18            3,162                3,392
----------------------------------------------------------------------------------------------------
Marketable securities                                  19              173                  413
----------------------------------------------------------------------------------------------------
Liquid assets                                          20            9,127                1,905
----------------------------------------------------------------------------------------------------
                                                                    19,656               13,524
----------------------------------------------------------------------------------------------------
Prepaid expenses and deferred charges                  21              772                  771
----------------------------------------------------------------------------------------------------
                                                                   116,079              125,821
----------------------------------------------------------------------------------------------------
Shareholders' equity and liabilities
----------------------------------------------------------------------------------------------------
Shareholders' equity                                   22
----------------------------------------------------------------------------------------------------
Capital stock                                          23           10,746               10,746
----------------------------------------------------------------------------------------------------
Additional paid-in capital                             24           50,092               50,077
----------------------------------------------------------------------------------------------------
Retained earnings                                      25              248                  248
----------------------------------------------------------------------------------------------------
Unappropriated net income/(loss) carried forward                   (24,564)                  23
----------------------------------------------------------------------------------------------------
Net income/(loss)                                                    1,253              (24,587)
----------------------------------------------------------------------------------------------------
Cumulative translation adjustment account                           (8,017)              (5,079)
----------------------------------------------------------------------------------------------------
                                                                    29,758               31,428
----------------------------------------------------------------------------------------------------
Minority interest                                      26            4,053                3,988
----------------------------------------------------------------------------------------------------
                                                                    33,811               35,416
----------------------------------------------------------------------------------------------------
Accruals
----------------------------------------------------------------------------------------------------
Pensions and similar obligations                       28            4,456                3,942
----------------------------------------------------------------------------------------------------
Other accruals                                         29           11,247               12,155
----------------------------------------------------------------------------------------------------
                                                                    15,703               16,097
----------------------------------------------------------------------------------------------------
Liabilities                                            30
----------------------------------------------------------------------------------------------------
Debt                                                                55,411               63,044
----------------------------------------------------------------------------------------------------
Other                                                               10,451               10,541
----------------------------------------------------------------------------------------------------
                                                                    65,862               73,585
----------------------------------------------------------------------------------------------------
Deferred income                                                        703                  723
----------------------------------------------------------------------------------------------------
                                                                   116,079              125,821
----------------------------------------------------------------------------------------------------

110


Consolidated statement of noncurrent assets.

                                                                      Acquisition or production cost
                                                         -------------------------------------------------------
                                                                                      Changes in the
                                                                          Currency    composition of
                                                                        translation    the Deutsche
(millions of (euro))                                     Jan. 1, 2003    adjustment    Telekom Group   Additions
----------------------------------------------------------------------------------------------------------------
Intangible assets
----------------------------------------------------------------------------------------------------------------
Concessions, industrial and similar rights and assets,
   and licenses in such rights and assets                    40,774        (4,055)           (79)          681
----------------------------------------------------------------------------------------------------------------
   of which: UMTS licenses                                   15,371          (483)             0             0
----------------------------------------------------------------------------------------------------------------
   of which: FCC licenses                                    20,273        (3,398)            14            20
----------------------------------------------------------------------------------------------------------------
   of which: GSM licenses                                       741            (4)             0             0
----------------------------------------------------------------------------------------------------------------
   of which: other assets                                     4,389          (170)           (93)          661
----------------------------------------------------------------------------------------------------------------
Goodwill                                                     46,875        (4,331)           (41)          150
----------------------------------------------------------------------------------------------------------------
Advance payments                                                134             1              0             2
----------------------------------------------------------------------------------------------------------------
                                                             87,783        (8,385)          (120)          833
----------------------------------------------------------------------------------------------------------------
Property, plant, and equipment
----------------------------------------------------------------------------------------------------------------
Land and equivalent rights, and buildings including
   buildings on land owned by third parties                  18,779           (99)            (2)          199
----------------------------------------------------------------------------------------------------------------
Technical equipment and machinery                            86,460        (1,490)        (3,954)        2,267
----------------------------------------------------------------------------------------------------------------
Other equipment, plant, and office equipment                  6,573          (189)          (256)          456
----------------------------------------------------------------------------------------------------------------
Advance payments and construction in progress                 2,274          (184)           (19)        2,629
----------------------------------------------------------------------------------------------------------------
                                                            114,086        (1,962)        (4,231)        5,551
----------------------------------------------------------------------------------------------------------------
Financial assets
----------------------------------------------------------------------------------------------------------------
Investments in unconsolidated subsidiaries                      310            (2)            39             9
----------------------------------------------------------------------------------------------------------------
Loans to unconsolidated subsidiaries                             58             0            (57)            0
----------------------------------------------------------------------------------------------------------------
Investments in associated companies                           3,151          (409)           (28)          607
----------------------------------------------------------------------------------------------------------------
Other investments in related companies                        1,488           (14)             0             4
----------------------------------------------------------------------------------------------------------------
Long-term loans to associated and related companies             800            (1)             0            24
----------------------------------------------------------------------------------------------------------------
Other investments in noncurrent securities                      622            (1)            46             3
----------------------------------------------------------------------------------------------------------------
Other long-term loans                                           121            (4)           (42)           36
----------------------------------------------------------------------------------------------------------------
                                                              6,550          (431)           (42)          683
----------------------------------------------------------------------------------------------------------------
                                                            208,419       (10,778)        (4,393)        7,067
----------------------------------------------------------------------------------------------------------------

                                                             Acquisition or production cost
                                                         -------------------------------------
                                                                     Reclassi-
(millions of (euro))                                     Disposals   fications   Dec. 31, 2003
----------------------------------------------------------------------------------------------
Intangible assets
----------------------------------------------------------------------------------------------
Concessions, industrial and similar rights and assets,
   and licenses in such rights and assets                    752         297         36,866
----------------------------------------------------------------------------------------------
   of which: UMTS licenses                                     0           0         14,888
----------------------------------------------------------------------------------------------
   of which: FCC licenses                                     17         (16)        16,876
----------------------------------------------------------------------------------------------
   of which: GSM licenses                                      0           0            737
----------------------------------------------------------------------------------------------
   of which: other assets                                    735         313          4,365
----------------------------------------------------------------------------------------------
Goodwill                                                     969           0         41,684
----------------------------------------------------------------------------------------------
Advance payments                                              14         (48)            75
----------------------------------------------------------------------------------------------
                                                           1,735         249         78,625
----------------------------------------------------------------------------------------------
Property, plant, and equipment
----------------------------------------------------------------------------------------------
Land and equivalent rights, and buildings including
   buildings on land owned by third parties                1,288         423         18,012
----------------------------------------------------------------------------------------------
Technical equipment and machinery                          1,786       1,658         83,155
----------------------------------------------------------------------------------------------
Other equipment, plant, and office equipment                 466         253          6,371
----------------------------------------------------------------------------------------------
Advance payments and construction in progress                 78      (2,583)         2,039
----------------------------------------------------------------------------------------------
                                                           3,618        (249)       109,577
----------------------------------------------------------------------------------------------
Financial assets
----------------------------------------------------------------------------------------------
Investments in unconsolidated subsidiaries                    33          (1)           322
----------------------------------------------------------------------------------------------
Loans to unconsolidated subsidiaries                           0           0              1
----------------------------------------------------------------------------------------------
Investments in associated companies                          503         (44)         2,774
----------------------------------------------------------------------------------------------
Other investments in related companies                       852          45            671
----------------------------------------------------------------------------------------------
Long-term loans to associated and related companies          490           0            333
----------------------------------------------------------------------------------------------
Other investments in noncurrent securities                   584           0             86
----------------------------------------------------------------------------------------------
Other long-term loans                                         19           0             92
----------------------------------------------------------------------------------------------
                                                           2,481           0          4,279
----------------------------------------------------------------------------------------------
                                                           7,834           0        192,481
----------------------------------------------------------------------------------------------

                                         Consolidated financial statements
                                                         Noncurrent assets   111


                         Depreciation, amortization, and write-downs                                       Net carrying amount
----------------------------------------------------------------------------------------------------  ----------------------------
                           Changes in the
               Currency    composition of
              translation  the Deutsche                          Reclassi-
Jan. 1, 2003   adjustment   Telekom Group  Additions  Disposals  fications  Write-ups  Dec. 31, 2003  Dec. 31, 2003  Dec. 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
   16,937       (2,022)           (62)        2,157       728       (22)         0         16,260         20,606         23,837
----------------------------------------------------------------------------------------------------------------------------------
    4,254         (223)             0           597         0         0          0          4,628         10,260         11,117
----------------------------------------------------------------------------------------------------------------------------------
    9,909       (1,712)             0           516        16         0          0          8,697          8,179         10,364
----------------------------------------------------------------------------------------------------------------------------------
      206           (1)             0            48         0         0          0            253            484            535
----------------------------------------------------------------------------------------------------------------------------------
    2,568          (86)           (62)          996       712       (22)         0          2,682          1,683          1,821
----------------------------------------------------------------------------------------------------------------------------------
   17,439       (1,934)           (41)        2,521       814         0          0         17,171         24,513         29,436
----------------------------------------------------------------------------------------------------------------------------------
        5            0              0             0         4         0          0              1             74            129
----------------------------------------------------------------------------------------------------------------------------------
   34,381       (3,956)          (103)        4,678     1,546       (22)         0         33,432         45,193         53,402
----------------------------------------------------------------------------------------------------------------------------------

    7,417          (25)            (1)          743       600        87          8          7,613         10,399         11,362
----------------------------------------------------------------------------------------------------------------------------------
   48,426         (506)        (2,588)        6,700     1,630       (38)         1         50,363         32,792         38,034
----------------------------------------------------------------------------------------------------------------------------------
    4,287         (100)          (226)          763       365       (26)         0          4,333          2,038          2,286
----------------------------------------------------------------------------------------------------------------------------------
        1            0              0             0         0        (1)         0              0          2,039          2,273
----------------------------------------------------------------------------------------------------------------------------------
   60,131         (631)        (2,815)        8,206     2,595        22          9         62,309         47,268         53,955
----------------------------------------------------------------------------------------------------------------------------------

      161            0             32            22        11         0          0            204            118            149
----------------------------------------------------------------------------------------------------------------------------------
        0            0              0             0         0         0          0              0              1             58
----------------------------------------------------------------------------------------------------------------------------------
      558          (41)            (8)           94        88       (43)        84            388          2,386          2,593
----------------------------------------------------------------------------------------------------------------------------------
      467           (5)             1             3       327        43          7            175            496          1,021
----------------------------------------------------------------------------------------------------------------------------------
      797            0              0             0       489         0          0            308             25              3
----------------------------------------------------------------------------------------------------------------------------------
      384            0              0             9       393         0          0              0             86            238
----------------------------------------------------------------------------------------------------------------------------------
       14            0              0             0         0         0          0             14             78            107
----------------------------------------------------------------------------------------------------------------------------------
    2,381          (46)            25           128     1,308         0         91          1,089          3,190          4,169
----------------------------------------------------------------------------------------------------------------------------------
   96,893       (4,633)        (2,893)       13,012     5,449         0        100         96,830         95,651        111,526
----------------------------------------------------------------------------------------------------------------------------------

112


Consolidated statement of cash flows.

                                                                                    2003          2002         2001
                                                                         Note   millions of   millions of   millions of
                                                                                   (euro)        (euro)        (euro)
-----------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                  1,253        (24,587)    (3,454)
-----------------------------------------------------------------------------------------------------------------------
Income/(losses) applicable to minority shareholders                                  370            284        142
-----------------------------------------------------------------------------------------------------------------------
Income/(loss) after taxes                                                          1,623        (24,303)    (3,312)
-----------------------------------------------------------------------------------------------------------------------

Depreciation and amortization                                                     12,884         36,880     15,221
-----------------------------------------------------------------------------------------------------------------------
Income tax expense                                                                  (225)        (2,847)       751
-----------------------------------------------------------------------------------------------------------------------
Net interest expense                                                               3,776          4,048      4,138
-----------------------------------------------------------------------------------------------------------------------
Net losses from the disposition of noncurrent assets                                (792)          (428)    (1,106)
-----------------------------------------------------------------------------------------------------------------------
Results from associated companies                                                    247            430        547
-----------------------------------------------------------------------------------------------------------------------
Other noncash transactions                                                          (699)         1,144     (1,146)
-----------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in capitalized working capital(1)                               (542)           184        428
-----------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in accruals                                                    1,584          1,410       (136)
-----------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in other working capital carried as a liability(2)               149            101        761
-----------------------------------------------------------------------------------------------------------------------
Income taxes received/(paid)                                                          88            (15)        10
-----------------------------------------------------------------------------------------------------------------------
Dividends received                                                                    39             63        115
-----------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                                    18,132         16,667     16,271
-----------------------------------------------------------------------------------------------------------------------

Interest paid                                                                     (4,481)        (6,112)    (4,779)
-----------------------------------------------------------------------------------------------------------------------
Interest received                                                                    665          1,908        442
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 31      14,316         12,463     11,934
-----------------------------------------------------------------------------------------------------------------------

Cash outflows for investments in
-----------------------------------------------------------------------------------------------------------------------
   - intangible assets                                                              (844)          (841)    (1,021)
-----------------------------------------------------------------------------------------------------------------------
   - property, plant, and equipment                                               (5,187)        (6,784)    (9,847)
-----------------------------------------------------------------------------------------------------------------------
   - financial assets                                                               (373)          (568)      (498)
-----------------------------------------------------------------------------------------------------------------------
   - consolidated companies                                                         (275)        (6,405)    (5,695)
-----------------------------------------------------------------------------------------------------------------------
Cash inflows from disposition of
-----------------------------------------------------------------------------------------------------------------------
   - intangible assets                                                                24             14        208
-----------------------------------------------------------------------------------------------------------------------
   - property, plant, and equipment                                                1,055          1,304      1,146
-----------------------------------------------------------------------------------------------------------------------
   - financial assets                                                              1,569          1,130      3,514
-----------------------------------------------------------------------------------------------------------------------
   - shareholdings in consolidated companies and business units                    1,510            697      1,004
-----------------------------------------------------------------------------------------------------------------------
Net change in short-term investments and marketable securities                       (18)           226      4,440
-----------------------------------------------------------------------------------------------------------------------
Other                                                                                466          1,187      1,384
-----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                    32      (2,073)       (10,040)    (5,365)
-----------------------------------------------------------------------------------------------------------------------

Issuance of short-term debt                                                       (9,214)       (10,012)   (10,266)
-----------------------------------------------------------------------------------------------------------------------
Issuance of medium and long-term debt                                              6,951         11,677     13,949
-----------------------------------------------------------------------------------------------------------------------
Repayments of medium and long-term debt                                           (2,879)        (3,472)    (6,589)
-----------------------------------------------------------------------------------------------------------------------
Dividends                                                                            (92)        (1,582)    (1,905)
-----------------------------------------------------------------------------------------------------------------------
Proceeds from share offering                                                          15              1          0
-----------------------------------------------------------------------------------------------------------------------
Change in minority interests                                                          (7)           (47)         0
-----------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                    33      (5,226)        (3,435)    (4,811)
-----------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash and cash equivalents                 (43)           (14)       (26)
-----------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash equivalents                               6,974         (1,026)     1,732
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, at beginning of year                                    1,712          2,738      1,006
-----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, at end of year                                          8,686          1,712      2,738
-----------------------------------------------------------------------------------------------------------------------

(1) Changes in receivables; other assets; inventories, materials and supplies; and prepaid expenses and deferred charges.

(2) Change in other liabilities (which do not relate to financing activities) as well as deferred income.

                                         Consolidated financial statements
                 Statement of cash flows/Statement of shareholders' equity   113


Consolidated statement of shareholders' equity.

                                                                   Deutsche Telekom AG
                             -----------------------------------------------------------------------------------------------------
                                                      Consolidated shareholders'
                                                           equity generated
                                                  --------------------------------
                                                            Unappr. net              Cumulative   Shareholders'
                                      Additional            income/(loss)   Net     translation  equity in acc.
                             Capital    paid-in   Retained  carried        income/   adjustment    with cons.    Treasury
(millions of (euro))          stock     capital   earnings  forward        (loss)     account     balance sheet   Shares    Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at Jan. 1, 2001        7,756    24,290      1,159            44      5,926      (761)         38,414        (7)     38,407
----------------------------------------------------------------------------------------------------------------------------------
Changes in the composition
   of the Group
----------------------------------------------------------------------------------------------------------------------------------
Dividends for 2000                                               (1,877)                              (1,877)               (1,877)
----------------------------------------------------------------------------------------------------------------------------------
Unappropriated net income
   carried forward                                  3,992         1,934     (5,926)                       --                    --
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from VoiceStream/
   Powertel stock swap         2,990    25,704                                                        28,694                28,694
----------------------------------------------------------------------------------------------------------------------------------
Loss after taxes                                                            (3,454)                   (3,454)               (3,454)
----------------------------------------------------------------------------------------------------------------------------------
Difference from currency
   translation                                         28                               (811)           (783)                 (783)
----------------------------------------------------------------------------------------------------------------------------------

Balance at Dec. 31, 2001      10,746    49,994      5,179           101     (3,454)   (1,572)         60,994        (7)     60,987
----------------------------------------------------------------------------------------------------------------------------------

Changes in the composition
   of the Group
----------------------------------------------------------------------------------------------------------------------------------
Dividends for 2001                                               (1,539)                              (1,539)               (1,539)
----------------------------------------------------------------------------------------------------------------------------------
Unappropriated net income/
   (loss) carried forward                          (4,915)        1,461      3,454                        --                    --
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from stock options                 83                                                            83                    83
----------------------------------------------------------------------------------------------------------------------------------
Loss after taxes                                                           (24,587)                  (24,587)              (24,587)
----------------------------------------------------------------------------------------------------------------------------------
Difference from currency
   translation                                        (16)                            (3,507)         (3,523)               (3,523)
----------------------------------------------------------------------------------------------------------------------------------

Balance at Dec. 31, 2002      10,746    50,077        248            23    (24,587)   (5,079)         31,428        (7)     31,421
----------------------------------------------------------------------------------------------------------------------------------

Changes in the composition
   of the Group
----------------------------------------------------------------------------------------------------------------------------------
Dividends for 2002
----------------------------------------------------------------------------------------------------------------------------------
Unappropriated net income/
   (loss) carried forward                                       (24,587)    24,587                        --                    --
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from stock options                 15                                                            15                    15
----------------------------------------------------------------------------------------------------------------------------------
Income after taxes                                                           1,253                     1,253                 1,253
----------------------------------------------------------------------------------------------------------------------------------
Difference from currency
   translation                                                                        (2,938)         (2,938)               (2,938)
----------------------------------------------------------------------------------------------------------------------------------

Balance at Dec. 31, 2003      10,746    50,092        248       (24,564)     1,253    (8,017)         29,758        (7)     29,751
----------------------------------------------------------------------------------------------------------------------------------

                                         Minority                    Cons. Share-
                                         interest                  holders' equity
                             -----------------------------------------------------
                                        Cumulative
                             Minority  translation  Total in acc.
                             interest   adjustment    with cons.
                              capital    account    balance sheet

(millions of (euro))
----------------------------------------------------------------------------------
Balance at Jan. 1, 2001        4,667      (365)         4,302           42,709
----------------------------------------------------------------------------------

Changes in the composition
   of the Group                  808                      808              808
----------------------------------------------------------------------------------
Dividends for 2000               (33)                     (33)          (1,910)
----------------------------------------------------------------------------------
Unappropriated net income
   carried forward                                                          --
----------------------------------------------------------------------------------
Proceeds from VoiceStream/
   Powertel stock swap                                                  28,694
----------------------------------------------------------------------------------
Loss after taxes                 142                      142           (3,312)
----------------------------------------------------------------------------------
Difference from currency
   translation                              88             88             (695)
----------------------------------------------------------------------------------

Balance at Dec. 31, 2001       5,584      (277)         5,307           66,294
----------------------------------------------------------------------------------

Changes in the composition
   of the Group               (1,586)                  (1,586)          (1,586)
----------------------------------------------------------------------------------
Dividends for 2001               (43)                     (43)          (1,582)
----------------------------------------------------------------------------------
Unappropriated net income/
   (loss) carried forward                                                   --
----------------------------------------------------------------------------------
Proceeds from stock options                                                 83
----------------------------------------------------------------------------------
Loss after taxes                 284                      284          (24,303)
----------------------------------------------------------------------------------
Difference from currency
   translation                              26             26           (3,497)
----------------------------------------------------------------------------------

Balance at Dec. 31, 2002       4,239      (251)         3,988           35,409
----------------------------------------------------------------------------------

Changes in the composition
   of the Group                 (123)                    (123)            (123)
----------------------------------------------------------------------------------
Dividends for 2002              (102)                    (102)            (102)
----------------------------------------------------------------------------------
Unappropriated net income/
   (loss) carried forward                                                   --
----------------------------------------------------------------------------------
Proceeds from stock options                                                 15
----------------------------------------------------------------------------------
Income after taxes               370                      370            1,623
----------------------------------------------------------------------------------
Difference from currency
   translation                             (80)           (80)          (3,018)
----------------------------------------------------------------------------------

Balance at Dec. 31, 2003       4,384      (331)         4,053           33,804
----------------------------------------------------------------------------------

114


Segment reporting.

                                                                                    Income/
                                                                                 (loss)related
                                        Revenue    Depreciation   Net interest   to associated
                                Net     between      and amor-      income/       and related
(millions of (euro))          revenue   segments     tization      (expense)       companies
----------------------------------------------------------------------------------------------
T-Com(1)               2003    25,116     4,090       (5,169)         (315)           (412)
----------------------------------------------------------------------------------------------
                       2002    26,491     4,068       (5,539)         (562)           (304)
----------------------------------------------------------------------------------------------
                       2001    26,427     3,401       (5,444)         (346)           (509)
----------------------------------------------------------------------------------------------

T-Mobile(1)            2003    21,572     1,206       (5,196)         (992)             97
----------------------------------------------------------------------------------------------
                       2002    18,339     1,396      (27,285)       (1,005)           (427)
----------------------------------------------------------------------------------------------
                       2001    13,101     1,536       (6,324)       (3,008)           (204)
----------------------------------------------------------------------------------------------

T-Systems(1)           2003     7,184     3,430       (1,499)          (39)             (4)
----------------------------------------------------------------------------------------------
                       2002     6,895     3,594       (2,616)          (98)            (20)
----------------------------------------------------------------------------------------------
                       2001     7,121     3,700       (1,372)          102              13
----------------------------------------------------------------------------------------------

T-Online(1), (3)       2003     1,662       189         (430)          110              90
----------------------------------------------------------------------------------------------
                       2002     1,391       193         (435)          128            (265)
----------------------------------------------------------------------------------------------
                       2001     1,027       113         (416)          164            (381)
----------------------------------------------------------------------------------------------

Group Headquarters &
   Shared Services     2003       304     3,964         (881)       (2,874)             (3)
----------------------------------------------------------------------------------------------
                       2002       573     3,838       (1,298)       (2,510)         (1,093)
----------------------------------------------------------------------------------------------
                       2001       633     4,481       (1,447)       (1,102)           (375)
----------------------------------------------------------------------------------------------

Reconciliation(1)      2003         0   (12,879)         291           334             (23)
----------------------------------------------------------------------------------------------
                       2002         0   (13,089)         293            (1)            135
----------------------------------------------------------------------------------------------
                       2001         0   (13,231)        (218)           52             246
----------------------------------------------------------------------------------------------

Group                  2003    55,838         0      (12,884)       (3,776)           (255)
----------------------------------------------------------------------------------------------
                       2002    53,689         0      (36,880)       (4,048)         (1,974)
----------------------------------------------------------------------------------------------
                       2001    48,309         0      (15,221)       (4,138)         (1,210)
----------------------------------------------------------------------------------------------

                         Income/
                          (loss)
                          before             Segment
                          income   Segment   invest-     Segment
(millions of (euro))      taxes     assets   ments     liabilites   Employees(2)
--------------------------------------------------------------------------------
T-Com(1)                   4,247    29,030    2,324       4,549        139,548
--------------------------------------------------------------------------------
                           3,604    33,782    3,273      13,120        153,065
--------------------------------------------------------------------------------
                           4,673        --       --          --             --
--------------------------------------------------------------------------------

T-Mobile(1)                  831    50,025    3,813      17,617         41,767
--------------------------------------------------------------------------------
                         (23,754)   57,655    5,766      20,224         38,943
--------------------------------------------------------------------------------
                          (6,441)       --       --          --             --
--------------------------------------------------------------------------------

T-Systems(1)                (138)    5,665      708       4,314         42,108
--------------------------------------------------------------------------------
                          (1,990)    6,646    3,551       5,268         43,482
--------------------------------------------------------------------------------
                            (389)       --       --          --             --
--------------------------------------------------------------------------------

T-Online(1), (3)             104     1,532      116         212          2,637
--------------------------------------------------------------------------------
                            (471)    1,797      170         119          2,536
--------------------------------------------------------------------------------
                            (820)       --       --          --             --
--------------------------------------------------------------------------------

Group Headquarters &
   Shared Services        (4,071)   10,631      455      41,334         25,203
--------------------------------------------------------------------------------
                          (4,690)   12,978      551      34,539         17,870
--------------------------------------------------------------------------------
                             402        --       --          --             --
--------------------------------------------------------------------------------

Reconciliation(1)            425    (1,232)    (349)     (3,255)            --
--------------------------------------------------------------------------------
                             151    (1,332)    (149)       (844)            --
--------------------------------------------------------------------------------
                              14        --       --          --             --
--------------------------------------------------------------------------------

Group                      1,398    95,651    7,067      64,771        251,263
--------------------------------------------------------------------------------
                         (27,150)  111,526   13,162      72,426        255,896
--------------------------------------------------------------------------------
                          (2,561)       --       --          --             --
--------------------------------------------------------------------------------

(1)  According to new structure (see Note on Segment reporting (36)).

(2)  Average number of employees for the year.

(3) Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

                                         Consolidated financial statements
                                                   Segment reporting/Notes   115


Notes to the consolidated financial statements.
Summary of accounting policies.

Description of business and relationship with the Federal Republic of Germany.

The Deutsche Telekom Group (referred to as Deutsche Telekom below) is one of the world's leading companies in the telecommunications industry. With its four divisions T-Com, T-Mobile, T-Systems, and T-Online, Deutsche Telekom covers the full range of state-of-the-art telecommunications services.

T-Com is responsible in particular for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. In the upstream market, T-Com provides networkrelated services to all of Deutsche Telekom's divisions, as well as around 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and mediumsized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions. Shareholdings in Magyar Tavkozlesi (MATAV) (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenske Telekomunikacie) have given T-Com a foothold in Central and Eastern European markets. The DeTeMedien business previously reported under T-Online has been reported at T-Com since January 1, 2003. T-Com has operated as an independent brand under the umbrella of the Deutsche Telekom Group since August 1, 2003.

T-Mobile's business combines all the activities of the T-Mobile International group. Via subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United Kingdom, the United States, Austria, the Czech Republic, and the Netherlands. T-Mobile is also represented on the Polish and Russian markets through its investments in the mobile communications companies Polska Telefonia Cyfrowa
(PTC) and OJCS Mobile TeleSystems (MTS).

T-Systems provides Deutsche Telekom's national and international key accounts with tailored information and communication technology (ICT) solutions. T-Systems provides the infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries around the world by branch offices and its own national companies.

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within Deutsche Telekom, consisting of the access business as well as content, services, e-commerce, and advertising.

It is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. The DeTeMedien business previously shown under T-Online has been reported at T-Com since January 1, 2003.

"Group Headquarters & Shared Services" includes all group units which cannot be directly allocated to an individual segment. Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding in the 2003 financial year. As part of this reorganization, the unit reported as "Other" until the first quarter of 2003 has been renamed "Group Headquarters & Shared Services". Group Headquarters now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments' core businesses are now the responsibility of Shared Services. In particular, these include subsidiaries and shared services, such as real estate, billing services, fleet management, and Vivento, the service provider for personnel and business (formerly PSA).

The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht - HRB 6794) on January 2, 1995.

116


The Federal Republic of Germany's direct and indirect shareholding in Deutsche Telekom at December 31, 2003 amounted to 42.77 %. In accordance with the letter dated January 12, 2004, the direct shareholding amounts to 26.03% (1,092,721,315 shares); a further 16.74% (702,704,750 shares) are held by a federal corporation, Kreditanstalt fur Wiederaufbau, Frankfurt/Main, (KfW), in accordance with the letter dated January 20, 2004. The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt fur Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics
(BMWA), supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic of Germany is Deutsche Telekom's customer; it sources services from the Company on an arm's length basis. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenues.

Summary of significant accounting principles.

The consolidated financial statements and the group management report of the Deutsche Telekom Group have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch - HGB), referred to for convenience as "German GAAP" below, and the German Stock Corporation Act (Aktiengesetz - AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (GASs), but reserves the right not to apply these standards where it believes that non-application is justified. At present, the revaluation method for capital consolidation required by GAS 4 and GAS 10 "Deferred taxes in consolidated financial statements" are not applied.

In addition to Frankfurt, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). As a result of special reporting requirements, in particular to the U.S. Securities and Exchange Commission
(SEC), Deutsche Telekom also uses accounting policies in line with those of U.S. GAAP (generally accepted accounting principles - GAAP) applicable at the balance sheet date. Differences between the accounting policies applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP that differ from those of U.S. GAAP.

The accompanying consolidated financial statements also differ from consolidated financial statements prepared in accordance with U.S. GAAP where the classification and presentation requirements of German GAAP (Sections 298 in conjunction with 266 and 275 HGB) are binding. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are presented as a separate reconciliation to supplement the consolidated financial statements, and explained in detail in the "Annual Report on Form 20-F" filed with the SEC.

Although German GAAP requires only the presentation of one year's comparative figures in the statement of income, Deutsche Telekom's income statement presents two years' comparatives, in accordance with SEC requirements. The same applies to the consolidated statement of cash flows, the consolidated statement of shareholders' equity and those parts of segment reporting affecting the statement of income.

                                         Consolidated financial statements
                                                                     Notes   117


For the first time, the consolidated statement of income for the 2003 financial year is presented using the cost-of-sales method (in accordance with Section 275
(3) HGB). This format compares net revenue with the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The classification of the consolidated statement of income using the cost-of-sales method is designed to enhance the international comparability of financial reporting.

All amounts shown are in millions of euros ((euro)/EUR). Certain items have been combined for presentation purposes in the statement of income and the balance sheet in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation. In accordance with Section 297 (1) sentence 2 HGB, the consolidated financial statements also include a consolidated statement of cash flows, a consolidated statement of shareholders' equity, and a segment report.

The single-entity financial statements included in the consolidated financial statements were prepared using uniform group accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the single-entity financial statements of Deutsche Telekom AG. Such differences, mostly applied to conform with U.S. GAAP, include the following:

o Property, plant, and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (primarily excluding sale and lease back transactions) are recognized at cost. Scheduled depreciation is recorded over the useful economic life of the asset or over the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

o Interest incurred during the construction of items of property, plant, and equipment has been capitalized as part of these assets' costs.

o    No accruals are recognized for internal year-end closing expenses.

o Investment grants received are recorded as reductions in the acquisition cost of assets.

The single-entity financial statements of Deutsche Telekom AG as well as the consolidated financial statements of the Deutsche Telekom Group are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court. This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.telekom.de.

Consolidated group.

The consolidated financial statements comprise of the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies, and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

o Subsidiaries are companies in which Deutsche Telekom directly or indirectly holds majority voting rights or exercises management control.

o Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 and 50% of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

o Companies in which Deutsche Telekom holds less than 20% of the voting rights are carried in the consolidated financial statements at the lower of cost or market value and classified as other investments in related companies.

118


The changes in the composition of the Deutsche Telekom Group in 2003 are presented in the following table:

--------------------------------------------------------------------------------
Changes in the composition of the Deutsche Telekom Group
--------------------------------------------------------------------------------

                                                        Domestic   International   Total
----------------------------------------------------------------------------------------
Consolidated subsidiaries
----------------------------------------------------------------------------------------
   Jan. 1, 2003                                            101           260        361
----------------------------------------------------------------------------------------
   Additions                                                 4            11         15
----------------------------------------------------------------------------------------
   Disposals                                               (42)          (22)       (64)
----------------------------------------------------------------------------------------
   Reclassifications                                         1            (3)        (2)
----------------------------------------------------------------------------------------
   Dec. 31, 2003                                            64           246        310
----------------------------------------------------------------------------------------
Associated companies included at equity
----------------------------------------------------------------------------------------
   Jan. 1, 2003                                             22            27         49
----------------------------------------------------------------------------------------
   Additions                                                 3             3          6
----------------------------------------------------------------------------------------
   Disposals                                                (7)           (6)       (13)
----------------------------------------------------------------------------------------
   Reclassifications                                         1            (2)        (1)
----------------------------------------------------------------------------------------
   Dec. 31, 2003                                            19            22         41
----------------------------------------------------------------------------------------
Other unconsolidated subsidiaries and other
   investments in related companies (greater than 5%)
----------------------------------------------------------------------------------------
   Jan. 1, 2003                                             89            48        137
----------------------------------------------------------------------------------------
   Additions                                                25             4         29
----------------------------------------------------------------------------------------
   Disposals                                               (25)          (16)       (41)
----------------------------------------------------------------------------------------
   Reclassifications                                        (2)            5          3
----------------------------------------------------------------------------------------
   Dec. 31, 2003                                            87            41        128
----------------------------------------------------------------------------------------
Total
----------------------------------------------------------------------------------------
   Jan. 1, 2003                                            212           335        547
----------------------------------------------------------------------------------------
   Additions                                                32            18         50
----------------------------------------------------------------------------------------
   Disposals                                               (74)          (44)      (118)
----------------------------------------------------------------------------------------
   Reclassifications                                         0             0          0
----------------------------------------------------------------------------------------
Dec. 31, 2003                                              170           309        479
----------------------------------------------------------------------------------------

The consolidated financial statements include the single-entity financial statements of the parent company, Deutsche Telekom AG, as well as 64 (December 31, 2002: 101) domestic and 246 (December 31, 2002: 260) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

                                         Consolidated financial statements
                                                                     Notes   119


The changes in the composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements:

--------------------------------------------------------------------------------
Effects on the consolidated statement of income
--------------------------------------------------------------------------------

(millions of (euro))
-------------------------------------------------------------------------------
Net revenue                                                                 (86)
-------------------------------------------------------------------------------
Cost of sales                                                               144
-------------------------------------------------------------------------------
Gross profit                                                                 58
-------------------------------------------------------------------------------
Selling costs                                                              (129)
-------------------------------------------------------------------------------
General and administrative costs                                            (21)
-------------------------------------------------------------------------------
Other operating income                                                      551
-------------------------------------------------------------------------------
Other operating expenses                                                   (205)
-------------------------------------------------------------------------------
Operating results                                                           254
-------------------------------------------------------------------------------
Financial income/(expense), net                                             (54)
-------------------------------------------------------------------------------
Results from ordinary business activities(1)                                200
-------------------------------------------------------------------------------
Income taxes                                                               (180)
-------------------------------------------------------------------------------
Income after taxes                                                           20
-------------------------------------------------------------------------------
(Income)/losses applicable to minority shareholders                           0
-------------------------------------------------------------------------------
Net income/(loss)                                                            20
-------------------------------------------------------------------------------

(1) Including other taxes in accordance with the classification of the statement of income by the cost-of-sales method.

--------------------------------------------------------------------------------
Effects on the consolidated balance sheet
--------------------------------------------------------------------------------

(millions of (euro))
-------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------
Noncurrent assets                                                        (1,615)
-------------------------------------------------------------------------------
Current assets, prepaid expenses
   and deferred charges                                                   1,425
-------------------------------------------------------------------------------
                                                                           (190)
-------------------------------------------------------------------------------
Shareholders' equity and liabilities
-------------------------------------------------------------------------------
Shareholders' equity                                                        248
-------------------------------------------------------------------------------
Accruals                                                                    (49)
-------------------------------------------------------------------------------
Liabilities and deferred income                                            (389)
-------------------------------------------------------------------------------
                                                                           (190)
-------------------------------------------------------------------------------

Significant changes in the composition of the Deutsche Telekom Group.

2003:

Deutsche Telekom AG completed the sale of its cable activities in the six regions of Rhineland Palatinate/Saarland, Lower Saxony/Bremen, Berlin/Brandenburg, Bavaria, Hamburg/Schleswig-Holstein/Mecklenburg-Western
Pomerania, and Saxony-Anhalt on March 13, 2003. These companies were sold for a total of EUR 1.7 billion to a consortium consisting of APEX, Goldman-Sachs Capital Partners, and Providence Equity. The companies were deconsolidated effective February 28, 2003. The sale of the companies generated a book gain of around EUR 0.4 billion.

T-Systems International GmbH sold TELECASH Kommunikations-Service GmbH for EUR
0.1 billion effective March 24, 2003. The disposition of this company generated a book gain of EUR 0.1 billion. The company was deconsolidated effective February 28, 2003.

In early May 2003, T-Systems International GmbH disposed of its interest in T-Systems SIRIS S.A.S. for a price of EUR 30 million. This company was deconsolidated effective May 1, 2003, and the transaction generated a book gain of EUR 32 million.

2002:

Deutsche Telekom AG acquired the remaining shares of T-Systems ITS GmbH from DaimlerChrysler Services AG on March 4, 2002 via its T-Systems International GmbH subsidiary. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition will be amortized on a straight-line basis over a period of up to ten years, corresponding to the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1%. In November 2002, T-Systems International GmbH was combined with T-Systems ITS GmbH in a downstream merger. At the same time, T-Systems ITS GmbH was renamed T-Systems International GmbH.

120


On September 25, 2002, T-Mobile International AG acquired the remaining 50.0001% of the shares of the mobile communications company Ben Nederland Holding B.V. from the company's other shareholders Belgacom, TDC, and Gringots (Credit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International took over outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill of EUR 1.7 billion generated by this transaction was written down by EUR 1.0 billion as a result of the strategic review of net carrying amounts; the remaining amount will be amortized over a period of 12 years. Ben provides mobile communications services in the Netherlands; the company generated net revenues of EUR 552 million in 2002 (2001: EUR 448 million) and recorded a net loss of EUR 594 million (2001: net loss of EUR 199 million). The net loss before extraordinary items in 2002 amounted to EUR 578 million (2001: EUR 199 million). The company was included in the consolidated financial statements as a fully consolidated subsidiary for the first time as of September 30, 2002.

2001:

On January 15, 2001 Deutsche Telekom acquired 51% of the shares of the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of MATAV. The acquisition costs amounted to EUR 301.5 million. Maktel was included in the subgroup financial statements of MATAV for the first time in the first quarter of 2001. The resulting goodwill of EUR 180.3 million will be amortized over a period of 20 years.

In April 2001, Deutsche Telekom acquired a further shareholding in the Czech mobile communications company T-Mobile Czech Republic, Prague (formerly RadioMobil) via CMobil B.V., Amsterdam, a subsidiary of T-Mobile International AG, Bonn (referred to as T-Mobile International in the following). The acquisition costs for this additional 11.77% stake amounted to EUR 598 million. CMobil's shareholding thus increased to 60.77%. The additional goodwill generated amounting to EUR 444 million will be amortized over a period of 12 years. T-Mobile Czech Republic was fully consolidated for the first time on April 1, 2001.

On May 31, 2001 Deutsche Telekom acquired 100% of the shares of VoiceStream Wireless Corp., Bellevue, USA (renamed T-Mobile USA, Inc. on August 30, 2002) and Powertel, Inc., Bellevue, for a total purchase price of EUR 39.4 billion, including a cash component of EUR 4.9 billion and the initial investment in VoiceStream preferred stock amounting to EUR 5.6 billion that Deutsche Telekom had already made in September 2000. VoiceStream Wireless Corp. provides communications services for private households in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel, Inc. provides communications services for private households, mainly in urban areas in the Southeast of the United States on the basis of GSM technology. VoiceStream shareholders received for each share of VoiceStream common stock either 3.6693 Deutsche Telekom shares and USD 15.7262 in cash,
3.6683 Deutsche Telekom shares and USD 15.9062 in cash, or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. VoiceStream and Powertel were fully consolidated for the first time on May 31, 2001. The consolidation of VoiceStream and Powertel generated goodwill totaling EUR 23.6 billion. This will be amortized over a period of up to 20 years. This goodwill was written down by EUR 8.3 billion as a result of the strategic review in the second half of 2002. In conjunction with the acquisition of VoiceStream and Powertel as described above, Deutsche Telekom granted rights to acquire a total of 43,619,261 no par value Deutsche Telekom shares on the basis of existing agreements on the exchange of warrants, options, and bonds for shares of these two companies (exchange rights of Cook Inlet and Eliska Wireless).

                                         Consolidated financial statements
                                                                     Notes   121


Deutsche Telekom AG acquired an additional 16% equity interest in the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, on October 25, 2001 for a purchase price of EUR 507 million. Deutsche Telekom AG is therefore now the majority shareholder with a stake of 51%, and has fully consolidated this company since November 1, 2001. The goodwill arising in the amount of EUR 240 million will be amortized over a period of up to 20 years.

The following pro forma information shows Deutsche Telekom's most important financial data, including the major subsidiaries acquired in 2002 and 2003, as if they had been consolidated at January 1, 2002.

Pro forma information
-------------------------------------------------------------------------------
                                                                   2003   2002
-------------------------------------------------------------------------------
Net revenue (billions of (euro))
-------------------------------------------------------------------------------
Reported                                                           55.8    53.7
-------------------------------------------------------------------------------
Pro forma                                                          55.8    54.1
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net income/(loss) under
   German GAAP (billions of (euro))
-------------------------------------------------------------------------------
Reported                                                           1.3    (24.6)
-------------------------------------------------------------------------------
Pro forma                                                          1.3    (24.9)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Earnings/(loss) per share under
   German GAAP (euro)
-------------------------------------------------------------------------------
Reported                                                           0.30   (5.86)
-------------------------------------------------------------------------------
Pro forma                                                          0.30   (5.93)
-------------------------------------------------------------------------------

88 subsidiaries (December 31, 2002: 77) were not included because they were not material to the net worth, financial position, and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1% of revenue, net income/loss, and total assets of the Deutsche Telekom Group.

In accordance with Section 311 (1) HGB, 41 (December 31, 2002: 49) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 30 (December 31, 2002: 35) associated companies which have little or no effect on the net worth, financial position, and results of the Deutsche Telekom Group were classified as other investments in related companies, and are carried at amortized cost.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with Section 264 (3) HGB.

122


Principal subsidiaries and associated companies. The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90% of the Group are shown in the table below:

--------------------------------------------------------------------------------
Principal subsidiaries and associated companies
--------------------------------------------------------------------------------

                                                                               Shareholders'
                                                             Deutsche Telekom         equity         Revenue
                                                                        share  Dec. 31, 2003            2003
                                                                Dec. 31, 2003    millions of     millions of
Name and regitered office                                                   %         (euro)          (euro)
------------------------------------------------------------------------------------------------------------
Fully consolidated subsidiaries
------------------------------------------------------------------------------------------------------------
   T-Mobile Deutschland GmbH, Bonn(2)                                 100.00           1,456           8,479
------------------------------------------------------------------------------------------------------------
   T-Mobile Holdings Ltd., Hatfield, United Kingdom(1, 3)             100.00           7,523           4,303
------------------------------------------------------------------------------------------------------------
   T-Mobile Austria GmbH, Vienna, Austria(1, 4)                       100.00             462           1,098
------------------------------------------------------------------------------------------------------------
   T-Mobile USA, Inc., Bellevue, Washington, USA(1, 2)                100.00          13,351           7,416
------------------------------------------------------------------------------------------------------------
   T-Mobile Czech Republic a.s., Prague,
      Czech Republic(5)                                                60.77             515             768
------------------------------------------------------------------------------------------------------------
   T-Mobile Netherlands Holding B.V., The Hague,
      Netherlands(1, 3)                                               100.00             326             861
------------------------------------------------------------------------------------------------------------
   T-Online International AG, Darmstadt(1)                             73.94           5,367           1,851
------------------------------------------------------------------------------------------------------------
   T-Systems International GmbH, Frankfurt/Main                       100.00           1,179           6,325
------------------------------------------------------------------------------------------------------------
   T-Systems CDS GmbH, Darmstadt(6)                                   100.00             260           1,981
------------------------------------------------------------------------------------------------------------
   T-Systems GEI GmbH, Aachen(6)                                      100.00              80             546
------------------------------------------------------------------------------------------------------------
   T-Systems PCM GmbH, Feldkirchen(6)                                 100.00              30             491
------------------------------------------------------------------------------------------------------------
   GMG Generalmietgesellschaft mbH, Munster                           100.00             264           2,340
------------------------------------------------------------------------------------------------------------
   DeTeImmobilien, Deutsche Telekom Immobilien
      und Service GmbH, Munster                                       100.00              11             941
------------------------------------------------------------------------------------------------------------
   Deutsche Telekom Network
      Projects & Services GmbH, Bonn(1)                               100.00             533           1,066
------------------------------------------------------------------------------------------------------------
   MATAV, Magyar Tavkozlesi Rt., Budapest, Hungary(1, 7)               59.49           2,362           2,396
------------------------------------------------------------------------------------------------------------
   Slovak Telecom a.s. (formerly: Slovenske
      Telekomunikacie, a.s.), Bratislava, Slovakia(1)                  51.00           1,175             431
------------------------------------------------------------------------------------------------------------
   HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)               51.00           1,895           1,036
------------------------------------------------------------------------------------------------------------

Associated companies
------------------------------------------------------------------------------------------------------------
   MTS, OJSC Mobile TeleSystems, Moscow,
      Russia(1, 8, 10, 11)                                             25.15           1,152           1,205
------------------------------------------------------------------------------------------------------------
   PTC, Polska Telefonia Cyfrowa Sp.z o.o.,
      Warsaw, Poland(1, 9, 10, 11)                                     49.00             308           1,121
------------------------------------------------------------------------------------------------------------

                                                            Income/(loss)
                                                              after taxes
                                                                     2003        Employees
                                                              millions of             2003
Name and regitered office                                           (euro)  annual average
------------------------------------------------------------------------------------------
Fully consolidated subsidiaries
------------------------------------------------------------------------------------------
   T-Mobile Deutschland GmbH, Bonn(2)                               2,273            8,812
------------------------------------------------------------------------------------------
   T-Mobile Holdings Ltd., Hatfield, United Kingdom(1, 3)            (613)           6,201
------------------------------------------------------------------------------------------
   T-Mobile Austria GmbH, Vienna, Austria(1, 4)                        73            2,540
------------------------------------------------------------------------------------------
   T-Mobile USA, Inc., Bellevue, Washington, USA(1, 2)             (1,298)          19,372
------------------------------------------------------------------------------------------
   T-Mobile Czech Republic a.s., Prague,
      Czech Republic(5)                                               139            2,532
------------------------------------------------------------------------------------------
   T-Mobile Netherlands Holding B.V., The Hague,
      Netherlands(1, 3)                                               (76)           1,418
------------------------------------------------------------------------------------------
   T-Online International AG, Darmstadt(1)                              0            2,638
------------------------------------------------------------------------------------------
   T-Systems International GmbH, Frankfurt/Main                       531           12,351
------------------------------------------------------------------------------------------
   T-Systems CDS GmbH, Darmstadt(6)                                   323            6,697
------------------------------------------------------------------------------------------
   T-Systems GEI GmbH, Aachen(6)                                       58            4,085
------------------------------------------------------------------------------------------
   T-Systems PCM GmbH, Feldkirchen(6)                                  22            1,582
------------------------------------------------------------------------------------------
   GMG Generalmietgesellschaft mbH, Munster                          (290)               0
------------------------------------------------------------------------------------------
   DeTeImmobilien, Deutsche Telekom Immobilien
      und Service GmbH, Munster                                       (12)           6,647
------------------------------------------------------------------------------------------
   Deutsche Telekom Network
      Projects & Services GmbH, Bonn(1)                                56            2,710
------------------------------------------------------------------------------------------
   MATAV, Magyar Tavkozlesi Rt., Budapest, Hungary(1, 7)              319           15,178
------------------------------------------------------------------------------------------
   Slovak Telecom a.s. (formerly: Slovenske
      Telekomunikacie, a.s.), Bratislava, Slovakia(1)                  89            8,091
------------------------------------------------------------------------------------------
   HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)              193            9,708
------------------------------------------------------------------------------------------

Associated companies
------------------------------------------------------------------------------------------
   MTS, OJSC Mobile TeleSystems, Moscow,
      Russia(1, 8, 10, 11)                                            245           11,042
------------------------------------------------------------------------------------------
   PTC, Polska Telefonia Cyfrowa Sp.z o.o.,
      Warsaw, Poland(1, 9, 10, 11)                                     79            3,643
------------------------------------------------------------------------------------------

(1)  Consolidated subgroup financial statements.

(2) Indirect shareholding via T-Mobile International AG& Co. KG, Bonn (Deutsche Telekom AG's indirect share: 100%).

(3) Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%).

(4) Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%).

(5) Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 92.14%).

(6) Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100%).

(7) Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%).

(8) Indirect shareholding via T-Mobile Worldwide Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%).

(9) Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; Mediaone International B.V., Eindhoven; and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG's indirect share: 100% each).

(10) 2002 financial year.

(11) Employees at balance sheet date at end of 2002.

                                         Consolidated financial statements
                                                                     Notes   123


Consolidation principles.

Capital consolidation uses the German purchase method of accounting. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired, based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings/deficit; they also include the consolidation adjustments recognized in the statement of income and the net income/loss of subsidiaries.

If shares are issued to third-party shareholders without the involvement of Deutsche Telekom in the course of capital increases of subsidiaries, and associated and related companies, the resulting added value for Deutsche Telekom is recognized in the income statement in cases of cash capital increases; in cases of capital increases for noncash contributions, it is only recognized in the income statement if the added value exceeds a given level of goodwill acquired by the subsidiary, or associated or related company, in the course of the capital increase.

Revenue, income, and expenses, as well as receivables and liabilities between the consolidated companies, are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the income statement.

Deferred taxes are recognized for consolidation adjustments recognized in the income statements, provided that the tax expense is expected to reverse in later years, and the consolidation adjustments at the parent company do not relate to the periods prior to the end of 1995, when it was essentially exempt from taxation.

The investments in associated companies included at equity are accounted for using the German purchase method; equity is calculated by applying local GAAP measurement principles, as permitted by Section 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied to the treatment of the differences resulting from first-time consolidation.

Joint ventures are included using the equity method.

Foreign currency translation.

In the single-entity financial statements of the companies included in the consolidated financial statements, foreign currency receivables, cash in banks, and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement, while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are measured at the corresponding hedge rate.

The financial statements of foreign subsidiaries are translated using the functional currency method. The functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. Dependent subsidiaries are translated according to the temporal method. On the other hand, the functional currency of independent subsidiaries is the local currency. Currently, all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the balance sheet items of foreign subsidiaries are translated from the local currencies into euros using middle rates at the balance sheet date. Gains and losses resulting from translation are taken directly to the cumulative translation adjustment account in equity. The income statements of foreign subsidiaries are translated at the average exchange rates.

124


The exchange rates of certain significant currencies changed as follows:

--------------------------------------------------------------------------------
Exchange rates
--------------------------------------------------------------------------------

                                      Annual average rate          Rate at balance sheet date
                                ------------------------------   -----------------------------
                                  2003       2002       2001     Dec. 31, 2003   Dec. 31, 2002
                                 (euro)     (euro)     (euro)        (euro)          (euro)
----------------------------------------------------------------------------------------------
100 Swiss Francs (CHF)          65.76650   68.15990   66.20630      64.15200        68.73340
----------------------------------------------------------------------------------------------
100 Czech Koruna (CZK)           3.14101    3.24851    2.90920       3.08873         3.18167
----------------------------------------------------------------------------------------------
1 Pound Sterling (GBP)           1.44585    1.59101    1.60761       1.41663         1.53635
----------------------------------------------------------------------------------------------
100 Croatian Kuna (HRK)         13.21220   13.49190   13.36850      13.11000        13.37340
----------------------------------------------------------------------------------------------
1,000 Hungarian Forints (HUF)    3.94347    4.11657    3.90371       3.79407         4.23909
----------------------------------------------------------------------------------------------
1,000 Japanese Yen (JPY)         7.64138    8.47821    9.16991       7.42171         8.03280
----------------------------------------------------------------------------------------------
100 Malaysian Ringgit (MYR)     23.28190   27.93620   29.39340      20.89500        25.07720
----------------------------------------------------------------------------------------------
100 Philippine Pesos (PHP)       1.63218    2.08452    2.19127       1.44055         1.79995
----------------------------------------------------------------------------------------------
100 Polish Zloty (PLN)          22.73590   25.99300   27.22010      21.27500        24.99940
----------------------------------------------------------------------------------------------
100 Russian Ruble (RUB)          2.88655    3.38456    3.82700       2.71500         2.98257
----------------------------------------------------------------------------------------------
100 Singapore Dollars (SGD)     50.70260   59.22700   62.55940      46.72500        55.34030
----------------------------------------------------------------------------------------------
100 Slovak Koruna (SKK)          2.41004    2.34284    2.30987       2.43000         2.41429
----------------------------------------------------------------------------------------------
1 U.S. Dollar (USD)              0.88492    1.06158    1.11683       0.79340         0.95293
----------------------------------------------------------------------------------------------

Accounting policies.

Net revenues contain all revenues from the ordinary business activities of Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value-added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

T-Com.

T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases, and services telecommunications equipment for its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

T-Mobile.

Mobile revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered, and accepted by the customer.

                                         Consolidated financial statements
                                                                     Notes   125


T-Systems.

Telecommunication Services.

Telecommunication Services include Network Services, Carrier Services, Hosting and ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice, billed on a per-minute basis, and data services, billed on a bandwidth basis, are recognized under such contracts when used by the customer. Revenues from Carrier Services and Hosting and ASP Services are recognized as the services are provided.

Information Technology Services and Consulting.

The terms of information technology service contracts generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of unique products and/or services is generally covered by one of the following types of contracts: fixed price, milestone, or cost-related contracts. For fixed-price contracts, revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts, revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost-related contracts is recognized on a similar basis to time and material service contracts. Revenue from maintenance services is recognized over the contractual period or as the services are performed.

In some of the Company's services contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of income.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services, or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software support, or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

T-Online.

T-Online revenues consist primarily of revenues from subscriber fees, and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

The cost of sales comprises the aggregate cost of products and services sold in the year under review. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, including depreciation and amortization.

Selling costs comprise all costs of activities that do not directly increase the value of the Company's products and services, but serve to secure sales. Selling costs include the costs of all sales, advertising, and marketing departments.

126


General and administrative costs generally include all expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process.

Research and development costs are expensed in full as incurred.

Pension costs for defined benefit plans are actuarially computed using the projected unit credit method in accordance with SFAS No. 87, and are presented in accordance with SFAS No. 132 (as revised in 2003). This method is based on the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with Section 6a of the German Income Tax Act (Einkommen-steuergesetz, EStG) is aimed at the recognition of the expense over the employees' entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (see Note on Accruals for pensions and similar obligations (28)).

Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost, and amortization of actuarial gains and losses, less the return on plan assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to disclose an additional minimum liability (AML), this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders' equity line; changes in the additional minimum liability are expensed here.

Marketing expenses are expensed as incurred.

Income tax expense includes current income taxes payable as well as deferred taxes. Deferred income taxes are recognized for the expected future tax effects attributable to temporary differences between the carrying amounts in the tax accounts and in the financial statements, except for the effects of those differences that are not expected to reverse in the foreseeable future. Due to the minimum taxation provision in effect from the 2004 financial year, deferred taxes are recognized for only 40% of the differences in Deutsche Telekom AG's income tax consolidation group that are offset within the expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in the consolidated financial statements as a result of measurement and consolidation adjustments. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not taxable prior to January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

Earnings per share for each period are calculated by dividing net income/loss by the weighted average number of ordinary bearer shares outstanding during that period. The weighted average number of ordinary bearer shares in 2001 was calculated after recognizing the effect of the issuance of shares as part of the acquisition of VoiceStream/Powertel and the start of trading in these shares on June 4, 2001 in Frankfurt/Main, including those shares that are held on a trust basis for later issue and later trading as registered ordinary shares or ADRs.

Purchased intangible assets including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

                                         Consolidated financial statements
                                                                     Notes   127


Deutsche Telekom tests the goodwill of subsidiaries for which a considerable level of goodwill is recorded for impairment. These tests are based on the calculation of the enterprise value of the respective company and are carried out using the discounted cash flow method.

As permitted by Postreform II, items of property, plant, and equipment transferred to Deutsche Telekom AG on January 1, 1995 were recorded in the opening balance sheet of Deutsche Telekom AG at their fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for the items of property, plant, and equipment acquired since January 1, 1993, their carrying amount as of December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition cost of these items of property, plant, and equipment.

Other items of property, plant, and equipment are carried at acquisition or production cost, less depreciation. Production cost includes directly attributable costs, an appropriate allocation of indirect material and labor costs, and interest accruing during construction. General and administrative costs are not capitalized.

Nonscheduled write-downs are charged where the carrying amount of the asset is impaired, because the decrease in the market value is not temporary. Events or circumstances which may lead to this situation include unfavorable developments in the economic environment and changes in the expectations originally associated with an investment.

As a rule, noncurrent assets are depreciated or amortized using the straight-line method, based largely on the following useful lives:

--------------------------------------------------------------------------------
Useful life
--------------------------------------------------------------------------------

                                                                          Years
--------------------------------------------------------------------------------
Mobile communications licenses
--------------------------------------------------------------------------------
   UMTS licenses                                                        20 to 22
--------------------------------------------------------------------------------
   FCC licenses                                                               20
--------------------------------------------------------------------------------
   GSM licenses                                                         10 to 20
--------------------------------------------------------------------------------
Goodwill                                                                 3 to 20
--------------------------------------------------------------------------------
Other intangible assets                                                   2 to 7
--------------------------------------------------------------------------------
Buildings                                                               25 to 50
--------------------------------------------------------------------------------
Shop improvements and window displays                                          8
--------------------------------------------------------------------------------
Telephone facilities and terminal equipment                              3 to 10
--------------------------------------------------------------------------------
Data communications equipment, telephone network
   and ISDN switching equipment, transmission
   equipment, radio transmission equipment and
   technical equipment for broadband distribution
   networks                                                              4 to 10
--------------------------------------------------------------------------------
Broadband distribution networks, outside plant
   networks, and cable conduit lines                                    15 to 35
--------------------------------------------------------------------------------
Telecommunications power facilities and other                            3 to 10
--------------------------------------------------------------------------------
Other equipment, plant, and office equipment                             3 to 23
--------------------------------------------------------------------------------

Additions to limited-life real estate are depreciated ratably in the year of acquisition. For movable items of property, plant, and equipment acquired in the first half of a year, the full-year rate of depreciation is charged in the year of acquisition and, for those assets acquired in the second half of the year, half the full-year rate of depreciation is charged.

Low-value asset additions are written off in full in the year of their acquisition and presented as disposals in the statement of noncurrent assets.

Maintenance and repair costs are expensed as incurred.

128


Noncurrent assets sold or otherwise disposed of are derecognized at their relevant carrying amount (cost less cumulative depreciation). A gain or loss is recognized in income in the amount of the difference between the proceeds from the sale and the carrying amount of the asset concerned.

Financial assets are carried at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are discounted and carried at their net present value. Write-downs are charged only if the impairment of financial assets is assumed to be permanent. The market value is preferably based on stock exchange or market prices as well as other measurement methods, taking into account any available information about the company concerned. Loss absorption obligations are accrued and reported in net financial income/ expense.

Raw materials and supplies, and merchandise purchased and held for resale, are measured at acquisition cost, while work in process and finished goods are carried at production cost. Based on normal capacity utilization, production cost includes directly attributable costs, such as direct material and labor costs, as well as special production costs, plus an appropriate pro rata allocation of indirect material and labor costs and straight-line depreciation. General and administrative, and selling costs, social amenities expenses, as well as voluntary benefits to personnel, including pensions, are not generally included in production costs. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Adequate write-downs are charged for inventory risks resulting from obsolescence or impaired marketability.

Receivables and other assets are carried at their nominal value. Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

Marketable securities are carried at the lower of cost or market value at the balance sheet date.

Stock options granted in the course of a contingent capital increase are recognized at the date the options are exercised, and not at the grant date. At the time the options are exercised, the amount received by the Company is transferred to capital stock in the amount of the corresponding nominal capital increase and a value of an additional amount to additional paid-in capital in accordance with Section 272 (2) No. 1 HGB.

Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted projected unit credit method, which is consistent with U.S. GAAP (SFAS No. 87), and are presented in accordance with SFAS No. 132 (as revised in 2003).

Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to its active and former civil servant employees. The amounts of these contributions are set out by Postreform II, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred.

Tax and other accruals, including those for contingent losses and environmental liabilities, are computed in accordance with prudent commercial practice. Sufficient allowance was made for all identifiable risks when measuring these accruals.

Deferred taxes are calculated for temporary differences between carrying amounts in the financial statements and the tax accounts, and for temporary differences arising from consolidation adjustments. Deferred taxes are offset and the balance is reported separately either as a deferred tax asset, or as a deferred tax liability reported under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German assessment national rate), and the solidarity surcharge (Solidaritatszuschlag); the respective local tax rate is used for foreign companies.

                                         Consolidated financial statements
                                                                     Notes   129


Cost accruals are only recognized by Deutsche Telekom when there is an obligation to recognize the corresponding liabilities under Section 249 (1) HGB. These relate mainly to accruals for costs of maintenance work deferred in the financial year but carried out within the first three months of the following year.

No accruals are discounted, with the exception of pensions and similar obligations, Civil Service Health Insurance Fund accruals for future shortfalls, and accruals for long-term contingent losses.

Liabilities are carried at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

Unrealized losses relating to derivative financial instruments that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the closing date, as well as the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

130

Notes to the consolidated statement of income.

1    Net revenue.

                                                  2003        2002        2001
                                                millions    millions    millions
                                               of (euro)   of (euro)   of (euro)
--------------------------------------------------------------------------------
T-Com(1)                                         25,116      26,491     26,427
--------------------------------------------------------------------------------
T-Mobile(1)                                      21,572      18,339     13,101
--------------------------------------------------------------------------------
T-Systems(1)                                      7,184       6,895      7,121
--------------------------------------------------------------------------------
T-Online(1), (2)                                  1,662       1,391      1,027
--------------------------------------------------------------------------------
Group Headquarters & Shared Services                304         573        633
--------------------------------------------------------------------------------
                                                 55,838      53,689     48,309
--------------------------------------------------------------------------------

(1)  Net revenue according to new structure (see Note on Segment reporting
     (36)).

(2) Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRSs.

                                                  2003        2002        2001
                                                millions    millions    millions
                                               of (euro)   of (euro)   of (euro)
--------------------------------------------------------------------------------
Revenue by geographic area:
--------------------------------------------------------------------------------
Domestic                                         34,691      35,288      35,107
--------------------------------------------------------------------------------
International                                    21,147      18,401      13,202
--------------------------------------------------------------------------------
                                                 55,838      53,689      48,309
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Breakdown of international net revenue:
--------------------------------------------------------------------------------
European Union (excluding Germany)                7,962       6,836       6,088
--------------------------------------------------------------------------------
Rest of Europe                                    5,118       5,067       3,787
--------------------------------------------------------------------------------
North America                                     7,610       6,166       3,066
--------------------------------------------------------------------------------
Latin America                                        69          74          85
--------------------------------------------------------------------------------
Other                                               388         258         176
--------------------------------------------------------------------------------
                                                 21,147      18,401      13,202
--------------------------------------------------------------------------------

The percentage of the individual revenue segments in relation to net revenue is as follows:

T-Online                                3%
Group Headquarters & Shared Services    1%
T-Com                                  44%
T-Systems                              13%
T-Mobile                               39%

Net revenue rose by EUR 2,149 million or 4.0% year-on-year despite unfavorable exchange rate trends. This figure also includes the effect of changes in the composition of the consolidated group, which reduced net revenue by a total of EUR 86 million.

Regulatory decisions and a weak economic environment resulted in a decrease in revenue at T-Com. The drop in net revenue was exacerbated by the deconsolidation of the cable companies.

Sustained high growth in subscriber numbers was again the driving force behind the increased revenue at T-Mobile. Changes in the composition of the consolidated group (T-Mobile Netherlands) also had a positive effect on revenue growth.

Positive developments in the telecommunications sector pushed up revenue at T-Systems, more than offsetting the slight decline in the IT business. This increase in revenue was partially offset by the effect of deconsolidations, in particular of TELECASH and SIRIS.

Revenue growth at T-Online was driven primarily by an expanded customer base, especially for broadband services, coupled with stronger demand for content and services, and the resulting increase in time spent online.

2    Cost of sales.

The cost of sales, which mainly relates to the T-Com and T-Mobile divisions, fell by EUR 13.1 billion year-on-year to EUR 31.4 billion. This is primarily due to a decrease in the amortization of mobile communications licenses that is included in the cost of sales. As a result of the strategic review carried out in 2002, the cost of sales was impacted by nonscheduled write-downs of mobile communications licenses held by T-Mobile USA and T-Mobile UK totaling EUR 11.6 billion.

Changes in the composition of the Deutsche Telekom Group in 2003 further reduced the cost of sales by EUR 0.1 billion.

                                         Consolidated Financial Statements
                                                                     Notes   131

3    Selling costs.

Selling costs increased by EUR 0.2 billion year-on-year to EUR 13.5 billion, of which EUR 0.1 billion are attributable to changes in the composition of the Group. Based on net revenues generated, however, the ratio of selling costs to net revenues decreased from 24.7% to 24.2%.

The T-Mobile division accounts for the majority of selling costs and their year-on-year increase. This increase is attributable to the full-year consolidation of T-Mobile Netherlands for the first time and higher expenses for marketing and commissions. This is partially offset by lower losses on accounts receivable and provisions for doubtful accounts at T-Com in particular.

4    General and administrative costs.

General and administrative costs decreased year-on-year by EUR 1.1 billion to EUR 5.0 billion. This is equivalent to a 17.9% reduction on the prior-year figure. The factors behind this development include efficiency improvements and a decrease in other taxes (see Note 12).

5    Other operating income.

                                                                            2003                 2002                 2001
                                                                     millions of (euro)   millions of (euro)   millions of (euro)
---------------------------------------------------------------------------------------------------------------------------------
Income from the disposition of noncurrent
   assets (including sale of investments)                                  1,464                  818                1,584
---------------------------------------------------------------------------------------------------------------------------------
Reversal of accruals                                                         804                  791                1,139
---------------------------------------------------------------------------------------------------------------------------------
Income from the reversal of valuation
   adjustments (including asset-backed securities)                           688                  556                  288
---------------------------------------------------------------------------------------------------------------------------------
Cost reimbursements                                                          367                  388                  255
---------------------------------------------------------------------------------------------------------------------------------
Foreign currency transaction gains                                           291                  222                  533
---------------------------------------------------------------------------------------------------------------------------------
Insurance compensation                                                        63                   77                   46
---------------------------------------------------------------------------------------------------------------------------------
Refund of value-added tax (Section 15a Value-Added Tax Act - UStG)            54                   68                   85
---------------------------------------------------------------------------------------------------------------------------------
Income from disposition of marketable securities                               2                    1                1,967
---------------------------------------------------------------------------------------------------------------------------------
Other income                                                                 825                  980                  722
---------------------------------------------------------------------------------------------------------------------------------
                                                                           4,558                3,901                6,619
---------------------------------------------------------------------------------------------------------------------------------

The increase in other operating income is due primarily to higher income from noncurrent asset dispositions amounting to approximately EUR 1.5 billion. EUR
0.4 billion of this amount is attributable to the disposal of the remaining cable activities, EUR 0.4 billion to the sale of shares in MTS, and approximately EUR 0.1 billion each to the sale of TELECASH, Globe Telekom, and Eutelsat.

Amounts reported here in the previous year relate in particular to the sale of Satelindo (EUR 0.2 billion) and the sale of T-Online shares (approximately EUR
0.3 billion).

The increase in income from the reversal of valuation adjustments relates primarily to the bonuses amounting to approximately EUR 0.1 billion collected for the first time by T-Systems from asset-backed securities (ABS) transactions.

Of the total amount of other operating income, EUR 2,680 million (2002: EUR 1,342 million; 2001: EUR 1,897 million) relates to other financial years.

132


6    Other operating expenses.

                                                          2003                 2002                 2001
                                                   millions of (euro)   millions of (euro)   millions of (euro)
---------------------------------------------------------------------------------------------------------------
Amortization of goodwill                                  2,521               13,108                3,663
---------------------------------------------------------------------------------------------------------------
Losses from the disposition of noncurrent assets
   (including sale of investments)                          323                  390                  478
---------------------------------------------------------------------------------------------------------------
Foreign currency translation losses                         307                  310                  333
---------------------------------------------------------------------------------------------------------------
Other expenses                                            1,933                1,107                  604
---------------------------------------------------------------------------------------------------------------
                                                          5,084               14,915                5,078
---------------------------------------------------------------------------------------------------------------

Other operating expenses decreased by EUR 9,831 million year-on-year to EUR 5,084 million. This considerable drop is attributable to the lower amortization of goodwill which, in 2002, consisted mainly of nonscheduled write-downs on the goodwill of T-Mobile USA (EUR 8.3 billion), T-Mobile Netherlands (EUR 1.0 billion), and SIRIS (EUR 0.5 billion) (at T-Systems) primarily as a result of the strategic review.

The increase of EUR 0.8 billion in other expenses is primarily the result of Vivento personnel costs at Deutsche Telekom AG.

Of the operating expenses, EUR 395 million (2002: EUR 463 million, 2001: EUR 534 million) relates to other accounting periods.

7    Financial income/expense, net.

                                                                    2003                 2002                 2001
                                                             millions of (euro)   millions of (euro)   millions of (euro)
-------------------------------------------------------------------------------------------------------------------------
Dividend income from investments                                       26                   41                  107
-------------------------------------------------------------------------------------------------------------------------
Results related to companies accounted for under the
   equity method (including amortization of goodwill)                (247)                (430)                (547)
-------------------------------------------------------------------------------------------------------------------------
Income/(loss) related to associated and related companies            (221)                (389)                (440)
-------------------------------------------------------------------------------------------------------------------------
Income from debt securities and long-term loan receivables              7                  171                  152
-------------------------------------------------------------------------------------------------------------------------
Other interest and similar income                                     703                1,781                  408
-------------------------------------------------------------------------------------------------------------------------
Interest and similar expense                                       (4,486)              (6,000)              (4,698)
-------------------------------------------------------------------------------------------------------------------------
Net interest income/(expense)                                      (3,776)              (4,048)              (4,138)
-------------------------------------------------------------------------------------------------------------------------
Write-downs on financial assets and marketable securities             (34)              (1,585)              (770)
-------------------------------------------------------------------------------------------------------------------------
                                                                   (4,031)              (6,022)              (5,348)
-------------------------------------------------------------------------------------------------------------------------

                                          Consolodated Financial statments
                                                                     Notes   133


Financial expense improved year-on-year by EUR 2.0 billion to EUR 4,031 million. The main factors with a negative impact on the level of net financial expense in the previous year were the share price-related write-downs of the net carrying amount of the shareholding in France Telecom amounting to EUR 0.6 billion, and valuation adjustments on investments in noncurrent securities totaling EUR 0.4 billion. Overall, the loss relating to associated and related companies and the net interest expense developed positively in the year under review. In particular the non-recurrence, due to consolidation, of the expense relating to companies accounted for using the equity method in the previous year and the positive effect of the write-up of the net carrying amount of the stake in comdirect bank AG had a positive impact on loss relating to associated and related companies; expenses for Toll Collect totaling EUR 0.4 billion had an offsetting effect. The net interest expense decreased primarily as a result of the reduction in debt and the recognition of interest income from the reversal of interest rate derivatives that were no longer necessary.

8    Income taxes.

Breakdown of income before income taxes:

--------------------------------------------------------------------------------
Income before income taxes
--------------------------------------------------------------------------------

                                                  2003        2002        2001
                                                millions    millions    millions
                                               of (euro)   of (euro)   of (euro)
--------------------------------------------------------------------------------
Germany                                          4,270          712      2,946
--------------------------------------------------------------------------------
International                                   (2,872)     (27,862)    (5,507)
--------------------------------------------------------------------------------
                                                 1,398      (27,150)    (2,561)
--------------------------------------------------------------------------------

Breakdown of the Group's income taxes, Germany and international:

--------------------------------------------------------------------------------
Group's income taxes
--------------------------------------------------------------------------------

                                                  2003        2002        2001
                                                millions    millions    millions
                                               of (euro)   of (euro)   of (euro)
--------------------------------------------------------------------------------
Current taxes
--------------------------------------------------------------------------------
   Germany                                        (181)        132        686
--------------------------------------------------------------------------------
   International                                   257         190         91
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Deferred taxes
--------------------------------------------------------------------------------
   Germany                                        (357)       (150)       (30)
--------------------------------------------------------------------------------
   International                                    56      (3,019)         4
--------------------------------------------------------------------------------
                                                  (225)     (2,847)       751
--------------------------------------------------------------------------------

As a result of the Flutopfersolidaritatsgesetz (German Flood Victims Act), Deutsche Telekom AG's combined statutory income tax rate for 2003 amounts to 40.4% (compared to 39.0% in the two previous years), comprising corporate income taxes at a rate of 26.5%, the solidarity surcharge of 5.5% on corporate income tax, and trade taxes at an average German national rate. The German Flood Victims Act led to a onetime increase in the corporate income tax rate in 2003 of 1.5 percentage points from 25% to 26.5%.

The results from ordinary business activities amounted to EUR 1.4 billion. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were incurred in the tax consolidation group. EUR 361 million (income) of the current taxes reported relate to the 2002 corporate income tax of T-Mobile International AG & Co. KG as a result of the backdated change of the legal form of the company from a stock corporation to a partnership. This tax income is offset by tax expense relating to domestic and foreign shareholdings not included in the tax consolidation group.

Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. Due to the minimum taxation provision that will come into effect from the 2004 financial year (which limits the deduction of net operating loss carryforwards to 60% of positive income), only 40% of the differences in Deutsche Telekom AG's income tax consolidation group that are offset in the period of utilization of the net operating loss carryforwards were recognized.

134


The decrease in income from deferred taxes year-on-year is due to the fact that deferred tax liabilities had to be reversed in 2002 as a result of the strategic review and the ensuing nonscheduled write-down of FCC licenses (U.S. licenses issued by the Federal Communications Commission). There were no comparable effects in the year under review.

Differences between total income taxes income of EUR 225 million (2002: income of EUR 2,847 million) and the imputed, "expected" corporate income tax expense (computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 40.4%) are as follows:

                                                                       2003                 2002                 2001
                                                                millions of (euro)   millions of (euro)   millions of (euro)
----------------------------------------------------------------------------------------------------------------------------
Expected corporate income tax at the statutory income tax                565              (10,447)                (977)
   rate applicable for the parent company
----------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in income tax due to:
----------------------------------------------------------------------------------------------------------------------------
Reduction of the Group's results without tax effect                    3,136               11,027                2,896
----------------------------------------------------------------------------------------------------------------------------
Increase in the Group's results without tax effect                    (1,001)                (435)                (966)
----------------------------------------------------------------------------------------------------------------------------
Group results not subject to the Group's rate of taxation                (44)              (2,878)                (491)
----------------------------------------------------------------------------------------------------------------------------
Permanent and semi-permanent differences between the carrying
amounts in the tax accounts and in the financial statements           (1,809)                 (34)                 611
----------------------------------------------------------------------------------------------------------------------------
Off-balance sheet adjustments                                            (58)                (323)                   0
----------------------------------------------------------------------------------------------------------------------------
Trade tax (e.g., long-term debt)                                         (10)                 247                  216
----------------------------------------------------------------------------------------------------------------------------
Effect of losses                                                          61                  386               (1,186)
----------------------------------------------------------------------------------------------------------------------------
Effects of changes in tax law/adjustments due to losses               (1,058)                (361)                 676
----------------------------------------------------------------------------------------------------------------------------
Other                                                                     (7)                 (29)                 (28)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                            (225)              (2,847)                 751
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                               (16%)                  11%                  30%
----------------------------------------------------------------------------------------------------------------------------

At December 31, 2003, the Deutsche Telekom Group had net operating loss carryforwards and similar net operating loss carryforwards affecting corporate income tax amounting to approximately EUR 17,686 million (2002: EUR 22,198 million) and trade tax net operating loss carryforwards amounting to approximately EUR 5,488 million (2002: EUR 6,448 million). With the exception of net operating loss carryforwards of EUR 10,180 million, the utilization of which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law.

                                         Consolidated financial statements
                                                                     Notes   135


9    Income/losses applicable to minority shareholders.

Income/losses applicable to minority shareholders includes EUR 384 million (2002: EUR 390 million; 2001: EUR 322 million) in gains and EUR 14 million (2002: EUR 106 million, 2001: EUR 180 million) in losses. The gains in 2003 relate mainly to MATAV, HT-Hrvatske telekommunikacije, T-Mobile Czech Republic, and Slovak Telecom. The losses relate mainly to CAP Customer Advantage Program.

--------------------------------------------------------------------------------

10   Personnel costs/Average number of employees.

                                                               2003                   2002                 2001
                                                         millions of (euro)   millions of (euro)   millions of (euro)
---------------------------------------------------------------------------------------------------------------------
Wages and salaries                                             10,571                10,467               9,313
---------------------------------------------------------------------------------------------------------------------
Social security contributions and expenses for pension
   plans and benefits:
---------------------------------------------------------------------------------------------------------------------
   Social security costs                                        1,406                 1,340               1,147
---------------------------------------------------------------------------------------------------------------------
   Pension costs(1)                                             1,746                 1,497               1,486
---------------------------------------------------------------------------------------------------------------------
   Health care expenses                                           194                   176                 168
---------------------------------------------------------------------------------------------------------------------
                                                               13,917                13,480              12,114
---------------------------------------------------------------------------------------------------------------------

(1) Include the net periodic pension costs, plus the change in additional minimum liability (AML) and the expenses for Bundes-Pensions-Service fur Post und Telekommunikation e.V. (BPS-PT).

Despite reduced staff levels, personnel costs increased by EUR 0.4 billion or 3.2% in the year under review to EUR 13.9 billion.

In addition to collectively agreed salary increases, this is attributable in particular to additional minimum liabilities (AML).

--------------------------------------------------------------------------------
Number of employees (average for the year)
--------------------------------------------------------------------------------
                                                       2003      2002      2001
                                                      Number    Number    Number
--------------------------------------------------------------------------------
Civil servants                                        49,998    52,961    56,707
--------------------------------------------------------------------------------
Non-civil servants                                   201,265   202,935   184,953
--------------------------------------------------------------------------------
Total Deutsche Telekom Group                         251,263   255,896   241,660
--------------------------------------------------------------------------------
Trainees/student interns                               9,958     9,869     8,147
--------------------------------------------------------------------------------

136


11   Depreciation and amortization.

                                                    2003        2002        2001
                                                  millions    millions    millions
                                                  of (euro)   of (euro)   of (euro)
-----------------------------------------------------------------------------------
Amortization of intangible assets                    4,678      27,355      5,743
-----------------------------------------------------------------------------------
   of which: amortization of goodwill                2,521      13,108      3,663
-----------------------------------------------------------------------------------
   of which: UMTS licenses and FCC licenses          1,113      13,244      1,414
-----------------------------------------------------------------------------------
Depreciation of property, plant, and equipment       8,206       9,525      9,478
-----------------------------------------------------------------------------------
                                                    12,884      36,880     15,221
-----------------------------------------------------------------------------------

Depreciation and amortization decreased during the year under review by EUR 23,996 million or 65.1% year-on-year to EUR 12,884 million. The decrease in the amortization of intangible assets is mainly the result of the non-recurrence of nonscheduled write-downs of goodwill and mobile communications licenses as a result of the strategic review carried out in the third quarter of 2002. The reduction in amortization is a result of the lower amortization base due to the high level of nonscheduled write-downs charged in the previous year.

Depreciation of property, plant, and equipment fell by EUR 1,319 million (13.8%) in the year under review. In addition to deconsolidation effects (in particular from the sale of the cable business) and the disposal of real estate, this is also due to the decrease in nonscheduled write-downs. In the previous year, property, plant, and equipment was written down by approximately EUR 0.8 billion, of which EUR 0.3 billion relates to real estate, EUR 0.2 billion to submarine cables, and EUR 0.3 billion to other technical assets. Nonscheduled write-downs only amounted to EUR 0.3 billion in the year under review; of this amount, EUR 0.2 billion relates to buildings for which no further business use is planned.

12   Other taxes.

Other taxes included in the operating results amounted to EUR 162 million, compared with EUR 364 million in the previous year. The decrease in other taxes results in particular from the non-recurrence of a one-time expense in the prior year in connection with the Federal Fiscal Court ruling on the recognition of goodwill in Deutsche Telekom AG's tax accounts.

                                         Consolidated financial statements
                                                                     Notes   137


Notes to the consolidated balance sheet.

13   Intangible assets.

                                            Dec. 31, 2003        Dec. 31, 2002
                                            Net carrying         Net carrying
                                               amount               amount
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Concessions, industrial and similar
   rights and assets, and licenses
   in such rights and assets                   20,606               23,837
--------------------------------------------------------------------------------
   of which: UMTS licenses                     10,260               11,117
--------------------------------------------------------------------------------
   of which: FCC licenses                       8,179               10,364
--------------------------------------------------------------------------------
   of which: GSM licenses                         484                  535
--------------------------------------------------------------------------------
Goodwill                                       24,513               29,436
--------------------------------------------------------------------------------
Advance payments                                   74                  129
--------------------------------------------------------------------------------
                                               45,193               53,402
--------------------------------------------------------------------------------

The decline in intangible assets by EUR 8.2 billion to EUR 45.2 billion is due primarily to the effect of exchange rate losses on the translation of foreign group companies and to continued amortization, while the investment volume decreased by EUR 4.5 billion to EUR 0.8 billion. The decrease in 2003 has to be seen against the background of the high level of investments in the prior year, relating in particular to goodwill of EUR 2.7 billion as a result of the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and T-Mobile Netherlands accounting for EUR 1.7 billion.

As of the balance sheet date, Deutsche Telekom did not record any indefinite-lived intangible assets. The following remaining useful lives apply to the mobile communications licenses at December 31, 2003: UMTS licenses: 13.5 to 18.0 years, FCC licenses: 17.4 years, and GSM licenses 6.0 to 18.0 years.

The development of intangible assets is shown in the statement of noncurrent assets.

14   Property, plant, and equipment.

                                            Dec. 31, 2003        Dec. 31, 2002
                                            Net carrying         Net carrying
                                               amount               amount
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Land and equivalent rights and
   buildings including buildings
   on land owned by third parties              10,399               11,362
--------------------------------------------------------------------------------
Technical equipment
   and machinery                               32,792               38,034
--------------------------------------------------------------------------------
Other equipment, plant, and
   office equipment                             2,038                2,286
--------------------------------------------------------------------------------
Advance payments and
   construction in progress                     2,039                2,273
--------------------------------------------------------------------------------
                                               47,268               53,955
--------------------------------------------------------------------------------

Besides foreign currency effects, the EUR 6.7 billion decrease in the carrying amount of property, plant, and equipment to EUR 47.3 billion is due primarily to the sale of the remaining cable businesses, sales of real estate relating to sale-and-lease-back transactions, and further depreciation charges, combined with a decline in the volume of new capital expenditure.

The development of property, plant and equipment is shown in the statement of noncurrent assets.

Rental and leasing obligations.

Minimum lease payments under leases expiring subsequent to December 31, 2003 are shown below (millions of (euro)).

                                                             Capital   Operating
Financial year                                                leases     leases
--------------------------------------------------------------------------------
2004                                                            52        1,703
--------------------------------------------------------------------------------
2005                                                            48        1,515
--------------------------------------------------------------------------------
2006                                                            48        1,347
--------------------------------------------------------------------------------
2007                                                            47        1,125
--------------------------------------------------------------------------------
2008                                                            47          995
--------------------------------------------------------------------------------
after 2008                                                     432        5,052
--------------------------------------------------------------------------------
Total minimum lease payments                                   674       11,737
--------------------------------------------------------------------------------
Imputed interest                                               251
--------------------------------------------------------------------------------
Present value of net minimum lease payments                    423
--------------------------------------------------------------------------------

Capital leases relate primarily to office buildings and have terms of up to 25 years.

138


15   Financial assets.

                                               Dec. 31, 2003         Dec. 31, 2002
                                                Net carrying         Net carrying
                                                  amount                amount
                                             millions of (euro)   millions of (euro)
------------------------------------------------------------------------------------
Investments in unconsolidated subsidiaries            118                 149
------------------------------------------------------------------------------------
Loans to unconsolidated subsidiaries                    1                  58
------------------------------------------------------------------------------------
Investments in associated companies                 2,386               2,593
------------------------------------------------------------------------------------
Other investments in related companies                496               1,021
------------------------------------------------------------------------------------
Long-term loans to associated and related
   companies                                           25                   3
------------------------------------------------------------------------------------
Other investments in noncurrent securities             86                 238
------------------------------------------------------------------------------------
Other long-term loans                                  78                 107
------------------------------------------------------------------------------------
                                                    3,190               4,169
------------------------------------------------------------------------------------

The net carrying amount of associated companies decreased by EUR 207 million due to currency translation adjustments affecting PTC (Poland), GSM Facilities (United States), and MTS (Russia) in particular. The decline was also due to the sale of the 11.05% shareholding in MTS. These factors were partly offset by the addition of shares in GSM Facilities, positive earnings contributions, and the write-up of the net carrying amount of the investment in comdirect bank AG.

The EUR 525 million decrease in other investments in related companies is due primarily to the sale of shares in Globe Telecom (EUR 320 million), Eutelsat (EUR 118 million), and Celcom (EUR 51 million).

Long-term loans to associated and related companies are mainly composed of shareholder loans. The additions relate mainly to loans to DeaSat.

The decrease in other investments in noncurrent securities is attributable in particular to the sale of securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, and a valuation adjustment in Deutsche Telekom AG's securities portfolio.

The development of financial assets is shown in the statement of noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations.

Significant investments in associated companies are shown below:

                                  Dec. 31, 2003                                    Dec. 31, 2002
                 --------------------------------------------------   --------------------------------------------------
                 Deutsche           Net               of which:       Deutsche          Net                of which:
                  Telekom        carrying             embedded         Telekom        carrying             embedded
                   share          amount              goodwill          share          amount              goodwill
Name                 %      millions of (euro)   millions of (euro)       %      millions of (euro)   millions of (euro)
------------------------------------------------------------------------------------------------------------------------
PTC                49.00           1,097                 877            49.00           1,287                1,122
------------------------------------------------------------------------------------------------------------------------
GSM Facilities     29.20             592                  --            25.60             586                   --
------------------------------------------------------------------------------------------------------------------------
MTS(1)             25.15             330                   5            36.20             455                   11
------------------------------------------------------------------------------------------------------------------------
Other                                367                 107                              265                   52
------------------------------------------------------------------------------------------------------------------------
                                   2,386                 989                            2,593                1,185
------------------------------------------------------------------------------------------------------------------------

(1) Proportional market value on December 31, 2003: EUR 1,647 million (December 31, 2002: EUR 1,277 million).

                                         Consolidated financial statements
                                                                     Notes   139


16   Inventories, materials, and supplies.

                                            Dec. 31, 2003        Dec. 31, 2002
                                            Net carrying         Net carrying
                                               amount               amount
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Raw materials and supplies                        391                  466
--------------------------------------------------------------------------------
Work in process                                   307                  350
--------------------------------------------------------------------------------
Finished goods and merchandise                    635                  730
--------------------------------------------------------------------------------
Advance payments                                   99                   10
--------------------------------------------------------------------------------
                                                1,432                1,556
--------------------------------------------------------------------------------

Inventories, materials, and supplies decreased by EUR 124 million or 8.0% year-on-year. This figure includes reductions of EUR 15 million resulting from changes in the composition of the Deutsche Telekom Group.

Raw materials and supplies include spare parts for data communications equipment, transmission equipment, and other telecommunications spare parts, components, and cable. Work in process relates mainly to projects that have not yet been completed, such as the installation of telecommunications systems and the implementation of IT systems solutions.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing, as well as existing rights of use for submarine cables.

Advance payments relate primarily to orders for terminal equipment, replacement modules, and replacement components.

--------------------------------------------------------------------------------

17   Receivables.

                                            Dec. 31, 2003        Dec. 31, 2002
                                            Net carrying         Net carrying
                                               amount               amount
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Trade accounts receivable                       5,318                5,840
--------------------------------------------------------------------------------
Receivables from unconsolidated
   subsidiaries                                   203                  171
--------------------------------------------------------------------------------
Receivables from associated
   and related companies                          241                  247
--------------------------------------------------------------------------------
                                                5,762                6,258
--------------------------------------------------------------------------------

The decrease in trade accounts receivable relates in particular to the first-time asset-backed securitization at T-Mobile. In November 2003, T-Mobile Deutschland GmbH sold certain trade accounts receivable to a special purpose vehicle in a global assignment of debts under an asset-backed securitization program. The contract strictly rules out the retransfer of the receivables sold. The credit risks assumed by the purchaser and the moral hazard remaining at the seller are compensated by a corresponding discount. The contract provides for a bonus for the discounts if the risks covered by the discounts are ultimately not realized to the detriment of the purchaser. The receivables sold are still collected by T-Mobile Deutschland GmbH on behalf of the purchaser.

All receivables are due within one year, with the exception of trade accounts receivables amounting to EUR 16 million.

140


18   Other assets.

                                               Dec. 31, 2003        Dec. 31, 2002
                                               Net carrying         Net carrying
                                                  amount               amount
                                            millions of (euro)   millions of (euro)
-----------------------------------------------------------------------------------
Tax receivables                                    1,526                1,782
-----------------------------------------------------------------------------------
Accrued interest                                     408                  390
-----------------------------------------------------------------------------------
Receivables from reimbursements and loans
   receivable                                        120                   96
-----------------------------------------------------------------------------------
Receivables from employees                            41                   46
-----------------------------------------------------------------------------------
Miscellaneous other assets                         1,067                1,078
-----------------------------------------------------------------------------------
                                                   3,162                3,392
-----------------------------------------------------------------------------------

The decrease in other assets results mainly from the decrease in tax receivables, and relates to income taxes. The decrease in income tax receivables is attributable primarily to the refund of a corporate income tax receivable of Deutsche Telekom AG in June 2003. The claim for reimbursement amounting to EUR 550 million related to corporate income tax receivables from the external tax audit for the period 1997 to 1999.

--------------------------------------------------------------------------------

19   Marketable securities.

                                            Dec. 31, 2003      Dec. 31, 2002
                                            Net carrying       Net carrying
                                               amount             amount
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Treasury shares                                    7                    7
--------------------------------------------------------------------------------
Other marketable securities                      166                  406
--------------------------------------------------------------------------------
                                                 173                  413
--------------------------------------------------------------------------------

At 2,670,828, the portfolio of treasury shares at the balance sheet date was unchanged year-on-year, and is comprised as follows:

--------------------------------------------------------------------------------
Treasury shares
--------------------------------------------------------------------------------
1996 Employee Stock Purchase Plan                                       459,900
-------------------------------------------------------------------------------
1999 Employee Stock Purchase Plan                                     5,185,278
-------------------------------------------------------------------------------
Decrease as a result of the 2000
   Employee Stock Purchase Plan                                      (2,988,980)
-------------------------------------------------------------------------------
Shares acquired from KfW, not yet issued                                 14,630
-------------------------------------------------------------------------------
                                                                      2,670,828
-------------------------------------------------------------------------------

The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at their acquisition cost of EUR 0.9 million, and written down to the lower quoted price at the balance sheet date. Treasury shares account for a total of 0.07% of the capital stock.

The decrease in other marketable securities compared with the previous year is mainly attributable to the reduction of Deutsche Bundespost bonds held to maintain favorable trading conditions, and to the expiration of callable bonds.

                                         Consolidated financial statements
                                                                     Notes   141


20   Liquid assets.

                                                Dec. 31, 2003     Dec. 31, 2002
                                                 Net carrying      Net carrying
                                               amount millions   amount millions
                                                  of (euro)         of (euro)
--------------------------------------------------------------------------------
Checks                                                  8                10
--------------------------------------------------------------------------------
Cash-in-hand and deposits at the Bundesbank            33                42
--------------------------------------------------------------------------------
Cash in banks                                       9,086             1,853
--------------------------------------------------------------------------------
                                                    9,127             1,905
--------------------------------------------------------------------------------

                                                Dec. 31, 2003     Dec. 31, 2002
                                                 Net carrying      Net carrying
                                               amount millions   amount millions
                                                  of (euro)         of (euro)
--------------------------------------------------------------------------------
Cash and cash equivalents
--------------------------------------------------------------------------------
Original maturity less than 3 months                8,686             1,712
--------------------------------------------------------------------------------
Temporary cash investments (original
   maturity longer than 3 months)                     441               193
--------------------------------------------------------------------------------
                                                    9,127             1,905
--------------------------------------------------------------------------------

Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, cash-in-hand, deposits at the Bundesbank, and checks. Temporary cash investments (with maturities longer than three months) consist almost exclusively of fixed-term bank deposits. The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

--------------------------------------------------------------------------------

21   Prepaid expenses and deferred charges.

Prepaid expenses and deferred charges of EUR 772 million (Dec. 31, 2002: EUR 771 million) include discounts on loans of EUR 264 million (Dec. 31, 2002: EUR 295 million) which are amortized on a straight-line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also recognized for advance personnel costs and lease payments.

--------------------------------------------------------------------------------

22   Shareholders' equity.

A detailed account of the development of the consolidated shareholders' equity for the years 2001, 2002, and 2003 is presented in a separate table before the notes to the consolidated financial statements. The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2003 is as follows (millions of (euro)):

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

------------------------------------------------------------------------------
Total shareholders' equity
------------------------------------------------------------------------------
at year-end (millions of (euro))
------------------------------------------------------------------------------
 1995     1996     1997     1998     1999     2000     2001     2002     2003
------------------------------------------------------------------------------
12,646   23,826   24,616   25,064   35,689   42,716   66,301   35,416   33,811

------------------------------------------------------------------------------

142


23   Capital stock.

Deutsche Telekom AG's capital stock in accordance with Section 5(1) of its Articles of Incorporation totaled EUR 10,746 million as of December 31, 2003, and is composed of 4,197.8 million no-par value ordinary registered shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 26.03% at December 31, 2003; KfW's shareholding was 16.74% at December 31, 2003. 1,093 million individual no-par value shares (EUR 2,797 million) of the capital stock were therefore held by the Federal Republic at December 31, 2003 and 703 million (EUR 1,799 million) by KfW. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA/Powertel, Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2003, the number of Deutsche Telekom shares lodged as collateral for the outstanding preemptive rights granted to T-Mobile USA/Powertel employees amounted to 22,539,480.

Authorized capital.

With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares against noncash contributions in the period up to May 25, 2005. The authorization may be exercised in full or in part. Shareholders' preemptive rights are disapplied. The Board of Management is authorized to determine the rights accruing to the shares in future and the conditions for issuing shares, with the approval of the Supervisory Board. As of December 31, 2003, 1,168,148,391 of the 1,509,802,017 authorized no-par value shares had been issued in conjunction with the acquisition of T-Mobile USA and Powertel.

Contingent capital.

The capital stock has been contingently increased by up to EUR 500,000,000.00, composed of up to 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a. the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001 exercise their conversion or option rights; or

b. the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001 who are obligated to convert the convertible bonds fulfill their conversion obligation.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion that will be converted into shares of Deutsche Telekom AG common stock at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom's financing company in the Netherlands - Deutsche Telekom International Finance B.V. - and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5%. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 to 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 307,200,000, composed of up to 120,000,000 new no-par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom's second-tier management, and to other executives, managers, and specialists of Deutsche Telekom AG, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier group companies in

                                         Consolidated financial statements
                                                                     Notes   143


Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2001 Stock Option Plan had been exercised at December 31, 2003.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no-par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders' meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised at December 31, 2003.

Treasury shares.

The shareholders' meeting on May 20, 2003 rescinded the authorization of the Board of Management to acquire treasury shares resolved by the shareholders' meeting on May 28, 2002 with effect from the end of the shareholders' meeting on May 20, 2003. At the same time, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,775,242 shares, i.e., up to almost 10% of the capital stock, before November 19, 2004. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used to list the Company's shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders on the basis of a subscription offer made to all shareholders, or sold other than on the stock exchange or by way of an offer to all shareholders. The authorizations to acquire and utilize treasury shares may be exercised in full or in parts.

24   Additional paid-in capital.

The additional paid-in capital of the Group exceeds Deutsche Telekom AG's additional paid-in capital of EUR 24,333 million by EUR 25,759 million. This is due in part to the recognition of the new Deutsche Telekom shares issued in the course of the acquisition of VoiceStream/Powertel at fair value (EUR 28,680 million) instead of at their par value (EUR 2,990 million), which is permitted in the consolidated financial statements. There were also other allocations to additional paid-in capital in 2003 at group level amounting to approximately EUR 1 million (2002: EUR 68 million) from the exercise of conversion options by former shareholders of T-Mobile USA/Powertel. The shares of Deutsche Telekom reserved for these conversion options in a trust were included in the single-entity financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

25   Retained earnings.

In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings include the consolidated group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with Section 272
(4) HGB. This item also includes the cumulative effects of consolidation adjustments from prior years.

26   Minority interest.

Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, HT-Hrvatske telekommunikacije, MATAV, Slovak Telecom, and T-Mobile Czech Republic.

144


27   Stock-based compensation.

Deutsche Telekom AG.
2000 Stock Option Plan.

In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and to members of the boards of management and senior managers of Group companies within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000. The closing price of Deutsche Telekom AG's common stock quoted in Xetra trading at Deutsche Borse AG, Frankfurt/Main, on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

The options were not exercisable before the end of the lockup period on July 19, 2002. The options may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance target is achieved when the moving thirty-day average closing price of the T-Share in Xetra trading at Deutsche Borse AG, Frankfurt/Main, exceeds the exercise price of EUR 62.69 by more than 20% at the end of the lock-up period.

The relative performance target is linked to share price performance relative to the performance of the Dow Jones Euro STOXX 50(C) Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, preemptive rights, and other special rights (total shareholder return) exceeds the performance of the Euro STOXX 50(C) Total Return Index measured on a moving thirty-day average basis.

Neither the absolute target nor the relative target had been exceeded at December 31, 2003.

Deutsche Telekom AG reserves the right, at its own discretion, to settle the options through the payment of a cash amount (stock appreciation rights - SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2000 Stock Option Plan was around 1.5 years.

The shareholders' meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan. The contingent capital was reduced by the appropriate amount.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

--------------------------------------------------------------------------------
2000 Stock Option Plan
--------------------------------------------------------------------------------

                                             2003                          2002                          2001
                                   ---------------------------   ---------------------------   ---------------------------
                                      Stock        Weighted-        Stock        Weighted-       Stock        Weighted-
                                   options in       average      options in       average      options in      average
                                    thousands   exercise price    thousands   exercise price    thousands   exercise price
                                                   (euro)                         (euro)                        (euro)
--------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       994          62.69           1,001          62.69          1,022          62.69
--------------------------------------------------------------------------------------------------------------------------
   Granted                               0             --               0             --              0             --
--------------------------------------------------------------------------------------------------------------------------
   Exercised                             0             --               0             --              0             --
--------------------------------------------------------------------------------------------------------------------------
   Forfeited                             7          62.69               7          62.69             21          62.69
--------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             987          62.69             994          62.69          1,001          62.69
--------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year
   under review                          0             --               0             --              0             --
--------------------------------------------------------------------------------------------------------------------------

                                         Consolidated financial statements
                                                                     Notes   145


2001 Stock Option Plan.

For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management, other executives, and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders' meeting, the allocation of the total number of options to beneficiaries is as follows:

o    a maximum of 15% to members of the Board of Management of Deutsche Telekom
     AG,

o a maximum of 20% to members of Deutsche Telekom AG's second-tier management,

o a maximum of 15% to other executives, managers and specialists of Deutsche Telekom AG,

o a maximum of 15% to members of the boards of management of Group companies within and outside Germany,

o a maximum of 35% to other executives, managers and specialists of Group companies within and outside Germany.

The following conditions apply under the terms of the 2001 Stock Option Plan:

50% of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50% of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120% of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Borse AG's Xetra trading in Frankfurt/Main (or a successor system to the Xetra system) over the last thirty trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Deutsche Borse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

Deutsche Telekom AG reserves the right, at its own discretion, to settle the options through the payment of a cash amount (stock appreciation rights - SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR
19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As of December 31, 2003, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was around 8.1 years.

146


The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2001 Stock Option Plan are as follows:

--------------------------------------------------------------------------------
2001 Stock Option Plan
--------------------------------------------------------------------------------

                                             2003                          2002                          2001
                                   ---------------------------   ---------------------------   ---------------------------
                                      Stock        Weighted-        Stock        Weighted-       Stock        Weighted-
                                   options in       average      options in       average      options in      average
                                    thousands   exercise price    thousands   exercise price    thousands   exercise price
                                                   (euro)                         (euro)                        (euro)
--------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     11,964          24.22          8,219          30.00             --             --
--------------------------------------------------------------------------------------------------------------------------
   Granted                                0             --          3,928          12.36          8,221          30.00
--------------------------------------------------------------------------------------------------------------------------
   Exercised                              0             --              0             --              0             --
--------------------------------------------------------------------------------------------------------------------------
   Forfeited                            196          25.89            183          29.16              2             --
--------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           11,768          24.25         11,964          24.22          8,219          30.00
--------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year
   under review                       3,964          30.00              0             --              0             --
--------------------------------------------------------------------------------------------------------------------------

At Deutsche Telekom AG, 5,360 SARs were additionally forfeited in the year under review by employees in countries in which it was not legally possible to issue stock options. As of December 31, 2003, 162,560 of the SARs granted between 2001 and 2003 were still outstanding.

T-Online International AG.
2000 Stock Option Plan.

In 2000, T-Online, for the first time, granted stock options to certain employees of T-Online International AG. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the resolution by the shareholders' meeting in March 2000, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001.

No options granted under the 2000 Stock Option plan have yet been exercised, firstly because they were not exercisable until the end of the lock-up period on July 6, 2002 and, secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in Xetra trading exceeds the exercise price by more than 40%. The relative performance target is linked to share price performance relative to the performance of the Dow Jones Euro STOXX Telecom(C) index.
The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options, and other special rights (total shareholder return), exceeds the performance of the Euro STOXX Telecom (C) index by more than 20% measured on a moving thirty-day average basis.

The weighted average remaining contractual life as of December 31, 2003 was 1.5 years.

                                         Consolidated financial statements
                                                                     Notes   147


The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2000 Stock Option Plan are as follows:

--------------------------------------------------------------------------------
2000 Stock Option Plan
--------------------------------------------------------------------------------

                                                     2003                        2002                        2001
                                          -------------------------   -------------------------   -------------------------
                                                         Weighted-                   Weighted-                   Weighted-
                                             Stock        average        Stock        average        Stock        average
                                          options in     exercise     options in     exercise     options in     exercise
                                           thousands   price (euro)    thousands   price (euro)    thousands   price (euro)
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              112          37.65          117          37.65          177          37.65
---------------------------------------------------------------------------------------------------------------------------
   Granted                                      0             --            0             --            0             --
---------------------------------------------------------------------------------------------------------------------------
   Exercised                                    0             --            0             --            0             --
---------------------------------------------------------------------------------------------------------------------------
   Forfeited                                    0             --            5          37.65           60          37.65
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                    112          37.65          112          37.65          117          37.65
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year under review         0             --            0             --            0             --
---------------------------------------------------------------------------------------------------------------------------

2001 Stock Option Plan.

The shareholders' meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG, and authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the boards of management, members of the management and other directors, senior managers, and selected specialists at group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a "premium priced plan". The exercise price is payable upon exercise of the options. The exercise price per share is 125% of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Deutsche Borse AG's Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange over the last thirty trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Deutsche Borse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

Options are granted in annual tranches for periods of five years; stock options can be granted for the last time in 2005.

50% of the options granted may only be exercised after a two-year lock-up - calculated from the grant date of the options. The remaining 50% of the options granted may only be exercised three years after the day the preemptive rights are issued. The options have a life of ten years from the date of granting, meaning that options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeit without replacement or compensation at the latest on August 12, 2011 and July 14, 2012 respectively. As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was around 8 years.

2,369,655 options were granted on August 13, 2001 in the first tranche on the basis of the resolution adopted by the shareholders' meeting in May 2001.

A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price, i.e., the performance target, for the first tranche is EUR
10.35 (125% of the reference price of EUR 8.28) and for the second tranche EUR
10.26 (125% of the reference price of EUR 8.21). The Board of Management decided not to issue the tranche for 2003.

148


On this basis, 26,410 stock options have been exercised from the 2001 tranche since August 14, 2003.

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2001 Stock Option Plan are as follows:

--------------------------------------------------------------------------------
2001 Stock Option Plan
--------------------------------------------------------------------------------

                                                     2003                        2002                        2001
                                          -------------------------   -------------------------   -------------------------
                                                         Weighted-                   Weighted-                   Weighted-
                                             Stock        average        Stock        average        Stock        average
                                          options in     exercise     options in     exercise     options in     exercise
                                           thousands   price (euro)    thousands   price (euro)    thousands   price (euro)
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             4,415         10.31         2,348         10.35             0           --
---------------------------------------------------------------------------------------------------------------------------
   Granted                                       0            --         2,067         10.26         2,369        10.35
---------------------------------------------------------------------------------------------------------------------------
   Exercised                                    26         10.35             0            --             0           --
---------------------------------------------------------------------------------------------------------------------------
   Forfeited                                   205         10.35             0            --            21        10.35
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   4,184         10.31         4,415         10.31         2,348        10.35
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year under review      1,062         10.35             0            --             0           --
---------------------------------------------------------------------------------------------------------------------------

Stock Option Plan for the acquisition of Ya.com shares.

In connection with the acquisition of shares in Ya.com, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the capital stock of T-Online was increased by EUR 1,863,886 in accordance with a resolution adopted on September 22, 2000.

The activities relating to the stock options granted by T-Online International AG as part of the acquisition of shares are as follows:

--------------------------------------------------------------------------------
Ya.com 2000 Option Plan
--------------------------------------------------------------------------------

                                                     2003                        2002                        2001
                                          -------------------------   -------------------------   -------------------------
                                                         Weighted-                   Weighted-                   Weighted-
                                             Stock        average        Stock        average        Stock        average
                                          options in     exercise     options in     exercise     options in     exercise
                                           thousands   price (euro)    thousands   price (euro)    thousands   price (euro)
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              366          0.00          1,084         0.00          1,864         0.00
---------------------------------------------------------------------------------------------------------------------------
   Granted                                      0            --              0           --              0           --
---------------------------------------------------------------------------------------------------------------------------
   Exercised                                  363          0.00            376         0.00            692         0.00
---------------------------------------------------------------------------------------------------------------------------
   Forfeited                                    3          0.00            342         0.00             88         0.00
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                      0            --            366         0.00          1,084         0.00
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year under review         0            --            366         0.00          1,084         0.00
---------------------------------------------------------------------------------------------------------------------------

In its function as conversion trustee, Dresdner Bank holds 433,000 (2002:
430,000) forfeit options that may be sold upon the instructions of T-Online International AG. As the clearance of the forfeit T-Online shares is regarded as an indirect financial payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale will be allocated upon sale as a premium to additional paid-in capital.

                                         Consolidated financial statements
                                                                     Notes   149


T-Mobile USA.

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of
3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The activities relating to the stock options granted since the acquisition of T-Mobile USA are as follows:

                                                     2003                       2002                        2001
                                          ------------------------    -------------------------   -------------------------
                                                        Weighted-                    Weighted-                   Weighted-
                                             Stock       average         Stock        average        Stock        average
                                          options in     exercise     options in     exercise     options in     exercise
                                           thousands   price (USD)    thousands     price (USD)    thousands    price (USD)
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            24,980        16.41         22,090         16.21       24,278(1)      15.36(1)
---------------------------------------------------------------------------------------------------------------------------
   Granted                                     865        12.86          5,964         13.35            0            --
---------------------------------------------------------------------------------------------------------------------------
   Exercised                                 3,709         4.20          2,133          3.35        1,639          3.21
---------------------------------------------------------------------------------------------------------------------------
   Forfeited                                 1,865        21.34            941         19.51          549         17.47
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  20,271        17.95         24,980         16.41       22,090         16.21
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year under review     11,756        17.88         10,028         13.95        6,299          9.88
---------------------------------------------------------------------------------------------------------------------------

(1) Time of first-time consolidation.

                                                            Exercisable options as
         Outstanding options as of Dec. 31, 2003               of Dec. 31, 2003
--------------------------------------------------------   -----------------------
                                Weighted
                                 average       Weighted                  Weighted
 Ranges of the                  remaining      average                   average
exercise prices   Number in    contractual     exercise    Number in    exercise
     (USD)        thousands   life (years)   price (USD)   thousands   price (USD)
----------------------------------------------------------------------------------
 0.02 -  7.60        2,750         4.2           2.79         2,840        2.79
----------------------------------------------------------------------------------
 7.60 - 15.20        7,673         7.3          12.22         2,551       11.00
----------------------------------------------------------------------------------
15.20 - 22.80           58         5.8          17.50            58       17.50
----------------------------------------------------------------------------------
22.80 - 30.39        8,604         6.3          26.30         5,412       26.88
----------------------------------------------------------------------------------
30.39 - 37.99        1,186         6.1          30.97           895       30.97
----------------------------------------------------------------------------------
 0.02 - 37.99       20,271         6.4          17.95        11,756       17.88
----------------------------------------------------------------------------------

150


Powertel.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The Powertel 2000 Stock Plan had 456,611 shares available at December 31, 2003. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants, and advisors may be eligible for the allocation of options, conditional share allocations, or other allocations within the framework of the 2000 Stock Plan.

A total of 962,118 shares were available for outstanding options at December 31, 2003 for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Powertel Board of Directors has decided not to grant any further options under the 1991 Option Plan.

At December 31, 2003, there were no shares available for outstanding options for the Non-employee Stock Option Plan ("Non-employee Plan"). The Powertel Board of Directors has decided not to grant any further options under the Non-employee Plan.

The activities relating to the stock options granted since the acquisition of Powertel are as follows:

                                                      2003                          2002                          2001
                                          ---------------------------   ---------------------------   ---------------------------
                                                          Weighted-                     Weighted-                     Weighted-
                                             Stock         average         Stock         average         Stock         average
                                          options in   exercise price   options in   exercise price   options in   exercise price
                                           thousands        (USD)        thousands        (USD)        thousands        (USD)
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             1,790          21.85          2,509          19.50        5,323(1)       20.04(1)
---------------------------------------------------------------------------------------------------------------------------------
   Granted                                       0             --              0             --            0             --
---------------------------------------------------------------------------------------------------------------------------------
   Exercised                                   171           5.05            446           5.39        1,200           6.29
---------------------------------------------------------------------------------------------------------------------------------
   Forfeited                                   201          28.65            273          27.27        1,614          31.42
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   1,418          22.79          1,790          21.85        2,509          19.50
---------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year under review      1,100          20.62            891          16.93          883           8.76
---------------------------------------------------------------------------------------------------------------------------------

(1)  Time of first-time consolidation.

             Outstanding options as of Dec. 31, 2003                 Exercisable options as of Dec. 31, 2003
------------------------------------------------------------------   ---------------------------------------
                                   Weighted
 Ranges of the                average remaining        Weighted                            Weighted
exercise prices   Number in    contractual life   average exercise         Number in   average exercise
     (USD)        thousands        (years)           price (USD)           thousands      price (USD)
------------------------------------------------------------------------------------------------------------
0.02 -  7.60          394            4.1                 5.60                  394            5.60
------------------------------------------------------------------------------------------------------------
7.60 - 15.20           98            4.3                 9.72                   99            9.72
------------------------------------------------------------------------------------------------------------
15.20 - 22.80          19            6.1                19.97                   16           19.86
------------------------------------------------------------------------------------------------------------
22.80 - 30.39         418            6.9                26.92                  226           26.91
------------------------------------------------------------------------------------------------------------
30.39 - 37.99         489            6.2                35.87                  365           35.95
------------------------------------------------------------------------------------------------------------
0.02 - 37.99        1,418            5.7                22.79                1,100           20.62
------------------------------------------------------------------------------------------------------------

                                         Consolidated financial statements
                                                                     Notes   151


MATAV.

On April 26, 2002, the shareholders' meeting of MATAV approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders' meeting of MATAV authorized MATAV's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, MATAV used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable 2003) and HUF 950 for the second tranche and third tranche (exercisable 2004/2005). The closing price of MATAV common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The remaining contractual life as of December 31, 2003 was 3.5 years.

The options with respect to the maximum of one-third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

The options with respect to the maximum of a further one-third of the shares that can be purchased under the options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

The activities relating to the share options granted by MATAV are as follows:

--------------------------------------------------------------------------------
2002 Stock Option Plan
--------------------------------------------------------------------------------

                                                       2003                         2002
                                          ---------------------------   ---------------------------
                                                          Weighted-                     Weighted-
                                             Stock         average         Stock         average
                                          options in   exercise price   options in   exercise price
                                           thousands        (HUF)        thousands        (HUF)
---------------------------------------------------------------------------------------------------
Outstanding, beginning of period             3,965           944               0            --
---------------------------------------------------------------------------------------------------
   Granted                                       0            --           3,965           944
---------------------------------------------------------------------------------------------------
   Exercised                                     0            --               0            --
---------------------------------------------------------------------------------------------------
   Forfeited                                   310           944               0            --
---------------------------------------------------------------------------------------------------
Outstanding at end of year                   3,655           944           3,965           944
---------------------------------------------------------------------------------------------------
Exercisable at end of year under review          1           944               0            --
---------------------------------------------------------------------------------------------------

152


28 Accruals for pensions and similar obligations.

Deutsche Telekom's pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz - GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance will be paid out in full, in installments, or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. The pensioners covered by this collective agreement no longer receive their pension payments directly from the VAP as the indirect provider of pension services, but, since November 2000, directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Pension accruals are recognized for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP (SFAS No. 87). Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the tax accounts, measured according to Section 6a of the Income Tax Act (EStG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Duetsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

The following table shows the composition of pension obligations:

--------------------------------------------------------------------------------
Pension obligations
--------------------------------------------------------------------------------

                                            Dec. 31, 2003        Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Pension obligations
--------------------------------------------------------------------------------
   - Direct                                     3,163                2,927
--------------------------------------------------------------------------------
   - Indirect                                   1,286                1,007
--------------------------------------------------------------------------------
Obligations in accordance
   with Article 131 GG                              7                    8
--------------------------------------------------------------------------------
                                                4,456                3,942
--------------------------------------------------------------------------------

The obligation amounts shown contain an "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to individual pension plans; this is recognized in income under German GAAP, but directly in equity under U.S. GAAP. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,553 million (2002: EUR 3,465 million).

                                         Consolidated financial statements
                                                                     Notes   153


                                                                Dec. 31, 2003        Dec. 31, 2002
                                                             millions of (euro)   millions of (euro)
----------------------------------------------------------------------------------------------------
Actuarial present value of benefits
----------------------------------------------------------------------------------------------------
   Vested benefit obligation                                       4,455                3,978
----------------------------------------------------------------------------------------------------
   Nonvested benefit obligation                                      486                  409
----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                     4,941                4,387
----------------------------------------------------------------------------------------------------
Effect of projected future salary increases                           91                   85
----------------------------------------------------------------------------------------------------
Projected benefit obligation                                       5,032                4,472
----------------------------------------------------------------------------------------------------
Plan assets at fair value                                           (489)                (412)
----------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plan assets             4,543                4,060
----------------------------------------------------------------------------------------------------
Unrecognized net (losses) gains                                     (990)                (595)
----------------------------------------------------------------------------------------------------
Unfunded accrued pension cost (+)/prepaid pension cost (-)         3,553                3,465
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Additional minimum liability                                         903                  477
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Total obligation                                                   4,456                3,942
----------------------------------------------------------------------------------------------------

Calculation of pension accruals:

                                           Dec. 31, 2003        Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Unfunded accrued pension cost                    3,555               3,467
--------------------------------------------------------------------------------
Prepaid pension cost                                (2)                 (2)
--------------------------------------------------------------------------------
Accrual for pensions                             3,553               3,465
--------------------------------------------------------------------------------

Taking into consideration the assets transferred to other entities, the pension obligations were accounted for in full. The carrying amount of the corresponding pension accruals measured in accordance with Section 6a EStG is EUR 3,674 million (2002: EUR 3,474 million). The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS No. 87), and using the assumptions at the respective balance sheet dates as shown in the following table:

Assumptions for the measurement of benefit obligations as of Dec. 31

                                                  2003        2002        2001
                                                   %           %           %
--------------------------------------------------------------------------------
Discount rate                                       5.25        5.75        6.00
--------------------------------------------------------------------------------
Projected salary increase                      2.75-3.50   2.75-3.50   2.75-3.50
--------------------------------------------------------------------------------
Projected pension increase                          1.50        1.50        1.50
--------------------------------------------------------------------------------

Assumptions for determining the net periodic pension cost for years ending Dec.
31

                                                  2003        2002        2001
                                                   %           %           %
--------------------------------------------------------------------------------
Discount rate                                       5.75        6.00        6.25
--------------------------------------------------------------------------------
Projected salary increase                      2.75-3.50   2.75-3.50   2.75-3.50
--------------------------------------------------------------------------------
Expected return on assets                           6.00        6.00   6.00-6.50
--------------------------------------------------------------------------------
Projected pension increase                          1.50        1.50        1.50
--------------------------------------------------------------------------------

154


Development of the projected benefit obligation:

--------------------------------------------------------------------------------
Projected benefit obligation
--------------------------------------------------------------------------------

                                                                     2003                 2002
                                                              millions of (euro)   millions of (euro)
-----------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of year (January 1)         4,472                4,164
-----------------------------------------------------------------------------------------------------
Service cost                                                          140                  155
-----------------------------------------------------------------------------------------------------
Interest cost                                                         251                  241
-----------------------------------------------------------------------------------------------------
Change in obligations                                                  24                  (59)
-----------------------------------------------------------------------------------------------------
Actuarial (gains)/losses                                              395                  201
-----------------------------------------------------------------------------------------------------
Total benefits actually paid                                         (250)                (230)
-----------------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                           5,032                4,472
-----------------------------------------------------------------------------------------------------

Development of plan assets at fair value:

--------------------------------------------------------------------------------
Plan assets at fair value
--------------------------------------------------------------------------------

                                                      2003                  2002
                                               millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------------
Plan assets at fair value, beginning of year          412                  405
--------------------------------------------------------------------------------------
Actual return on plan assets                           14                  (20)
--------------------------------------------------------------------------------------
Contributions by employer                              87                   79
--------------------------------------------------------------------------------------
Benefits actually paid through pension funds          (58)                 (52)
--------------------------------------------------------------------------------------
Change in obligations                                  34                    0
--------------------------------------------------------------------------------------
Plan assets at fair value, end of year                489                  412
--------------------------------------------------------------------------------------

Information on pension plans with accumulated benefit obligation exceeding assets:

                                           Dec. 31, 2003        Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Projected benefit obligation                    1,813                1,533
--------------------------------------------------------------------------------
Accumulated benefit obligation                  1,754                1,474
--------------------------------------------------------------------------------
Transferred assets                                489                  412
--------------------------------------------------------------------------------

Breakdown of transferred assets:

                                                   Dec. 31, 2003   Dec. 31, 2002
                                                         %               %
--------------------------------------------------------------------------------
Equity securities                                        18              20
--------------------------------------------------------------------------------
Debt securities                                          43              47
--------------------------------------------------------------------------------
Real estate                                               0               0
--------------------------------------------------------------------------------
Other                                                    39              33
--------------------------------------------------------------------------------

Investment strategy:

Deutsche Telekom's investment strategy is conservative and concentrates on safeguarding liquidity and on investments in the euro region; no derivative instruments are used. Most investments are made in deposits and fixed-rate notes. Unless regulated by the requirements of Section 54 of the Insurance Supervision Act, the investment strategy is determined by investment committees which regularly review investment decisions made.

                                         Consolidated financial statements
                                                                     Notes   155


Net periodic pension cost is summarized as follows:

--------------------------------------------------------------------------------
Pension cost
--------------------------------------------------------------------------------

                                        2003                 2002                 2001
                                 millions of (euro)   millions of (euro)   millions of (euro)
---------------------------------------------------------------------------------------------
Service cost                            140                  155                  144
---------------------------------------------------------------------------------------------
Interest cost                           251                  241                  228
---------------------------------------------------------------------------------------------
Return on plan assets                   (27)                 (24)                 (24)
---------------------------------------------------------------------------------------------
Distribution amounts (payback)           13                    7                    0
---------------------------------------------------------------------------------------------
Net periodic pension cost               377                  379                  348
---------------------------------------------------------------------------------------------

Expected amounts for subsequent years:

--------------------------------------------------------------------------------
Years starting after Dec. 31
--------------------------------------------------------------------------------
                                                              2003        2002
                                                            millions    millions
                                                           of (euro)   of (euro)
--------------------------------------------------------------------------------
Expected contributions by employer                             87          80
--------------------------------------------------------------------------------

Civil servant retirement arrangements.

Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstutzungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service fur Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The BPS-PT works for the fund of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz-PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to its special pension fund is defined under Section 16 of the Law concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33% of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 809 million in the year under review (2002: EUR 838 million) (see Note on Guarantees and commitments, and other financial obligations (34)).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

156


29   Other accruals.

                                            Dec. 31, 2003        Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Taxes                                           1,762                2,086
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Provisions for deferred taxes                     919                1,646
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Accruals other than taxes
--------------------------------------------------------------------------------
Employee benefits
--------------------------------------------------------------------------------
Civil Service Health Insurance Fund             1,358                1,101
--------------------------------------------------------------------------------
Personnel restructuring                           566                  558
--------------------------------------------------------------------------------
Other obligations                               1,231                1,080
--------------------------------------------------------------------------------
                                                3,155                2,739
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Outstanding invoices                            1,849                2,540
--------------------------------------------------------------------------------
Unused telephone units                            524                  500
--------------------------------------------------------------------------------
Investment risks                                  399                  126
--------------------------------------------------------------------------------
Advertising cost subsidies/commissions            300                  351
--------------------------------------------------------------------------------
Restoration commitments                           265                  303
--------------------------------------------------------------------------------
Loss contingencies                                243                  426
--------------------------------------------------------------------------------
Refunds to be granted                             230                  168
--------------------------------------------------------------------------------
Risks related to real                             220                  227
estate
--------------------------------------------------------------------------------
Litigation risks                                  209                  164
--------------------------------------------------------------------------------
Deferred maintenance                               67                   55
--------------------------------------------------------------------------------
Other accruals                                  1,105                  824
--------------------------------------------------------------------------------
                                                8,566                8,423
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               11,247               12,155
--------------------------------------------------------------------------------

The Civil Service Health Insurance Fund (PBeaKK) provides services for its members mainly in cases of illness, birth, or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. The present value of this future deficit has been determined on the basis of actuarial principles, based on the new "1998 life expectancy tables" by Prof. Dr. Klaus Heubeck ("Richttafeln 1998"), which primarily reflect the increase in average life expectancy. Deutsche Telekom is required to cover part of this deficit, and has recognized an accrual for its share. The expense for the addition to this accrual was EUR 271 million in the year under review (2002: EUR 44 million; 2001: EUR 70 million), in particular as a result of the decrease in the discount rate.

Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement, and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be fulfilled. In particular collective agreements are still used for bridging allowances and old-age part-time work and lead to the establishment of new accruals when a concrete contractual relationship is entered into.

Non-civil servants accepted severance offers in the year under review. By contrast, natural attrition does not lead to any financial burden for Deutsche Telekom AG.

                                         Consolidated financial statements
                                                                     Notes   157


The personnel restructuring accruals, other HR obligations, and other accruals include accruals of EUR 662 million for restructuring measures, which developed as follows in the 2003 financial year:

--------------------------------------------------------------------------------------------------------------------
                                       Accruals as of    Change recognized             Accruals       Accruals as of
                                         Jan. 1, 2003            in income             realized        Dec. 31, 2003
Type of measure                    millions of (euro)   millions of (euro)   millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------------------------------------------
Personnel restructuring                    558                  192                  184                 566
--------------------------------------------------------------------------------------------------------------------
Contracts terminated prematurely            62                   49                   30                  81
--------------------------------------------------------------------------------------------------------------------
Other                                       16                   13                   14                  15
--------------------------------------------------------------------------------------------------------------------
                                           636                  254                  228                 662
--------------------------------------------------------------------------------------------------------------------

Personnel restructuring accruals mainly relate to Deutsche Telekom AG (EUR 390 million) and T-Systems CDS (EUR 24 million). Restructuring accruals for premature termination of contracts consist primarily of accruals at T-Systems CDS of EUR 68 million.

The decrease in accruals for loss contingencies in 2003 is primarily due to the non-recurrence of prior-year accruals for debt premiums at T-Mobile USA amounting to EUR 150 million. These accruals were the result of the difference between the repayment amount and the higher fair value of bonds. The repurchase of the bonds issued reduced the accrual to EUR 1 million in 2003.

The accruals for unused telephone units are recognized for charges for telephone services as yet not rendered but which have already been recognized as income.

The increase in accruals for investment risks relates primarily to our investment in Toll Collect.

158


30   Liabilities.

--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------

                                                             Dec. 31, 2003
                                               -------------------------------------------
                                                Total             of which due
                                                        ----------------------------------
                                                          within    in one to        after
(millions of (euro))                                    one year   five years   five years
------------------------------------------------------------------------------------------
Debt
------------------------------------------------------------------------------------------
Bonds and debentures                           51,613     12,295     22,336       16,982
------------------------------------------------------------------------------------------
Liabilities to banks                            3,798        806      1,928        1,064
------------------------------------------------------------------------------------------
                                               55,411     13,101     24,264       18,046
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Other liabilities
------------------------------------------------------------------------------------------
Advances received                                 402        402
------------------------------------------------------------------------------------------
Trade accounts payable                          4,175      4,143         32
------------------------------------------------------------------------------------------
Liabilities on bills accepted and drawn             4          4
------------------------------------------------------------------------------------------
Payables to unconsolidated subsidiaries           198        198
------------------------------------------------------------------------------------------
Payables to associated and related companies      213        213
------------------------------------------------------------------------------------------
Other liabilities                               5,459      4,264        179        1,016
------------------------------------------------------------------------------------------
   of which: from taxes                        (1,091)    (1,091)
------------------------------------------------------------------------------------------
   of which: from social security                (100)      (100)
------------------------------------------------------------------------------------------
                                               10,451      9,224        211        1,016
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Total liabilities                              65,862     22,325     24,475       19,062
------------------------------------------------------------------------------------------

                                                             Dec. 31, 2002
                                               -------------------------------------------
                                                Total             of which due
                                                        ----------------------------------
                                                          within    in one to        after
(millions of (euro))                                    one year   five years   five years
------------------------------------------------------------------------------------------
Debt
------------------------------------------------------------------------------------------
Bonds and debentures                           56,752     8,535      29,243       18,974
------------------------------------------------------------------------------------------
Liabilities to banks                            6,292     1,341       3,534        1,417
------------------------------------------------------------------------------------------
                                               63,044     9,876      32,777       20,391
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Other liabilities
------------------------------------------------------------------------------------------
Advances received                                 414       228         186
------------------------------------------------------------------------------------------
Trade accounts payable                          3,833     3,807          26
------------------------------------------------------------------------------------------
Liabilities on bills accepted and drawn
------------------------------------------------------------------------------------------
Payables to unconsolidated subsidiaries           158       157           1
------------------------------------------------------------------------------------------
Payables to associated and related companies      147       147
------------------------------------------------------------------------------------------
Other liabilities                               5,989     4,436         448        1,105
------------------------------------------------------------------------------------------
   of which: from taxes                        (1,159)   (1,159)
------------------------------------------------------------------------------------------
   of which: from social security                (153)     (153)
------------------------------------------------------------------------------------------
                                               10,541     8,775         661        1,105
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Total liabilities                              73,585    18,651      33,438       21,496
------------------------------------------------------------------------------------------

The main items under bonds and debentures relate to old bonds issued by Deutsche Bundespost amounting to EUR 9.2 billion, and bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, between 2000 and 2003 at the following conditions:

--------------------------------------------------------------------------------
Structure of the 2000 global bond
--------------------------------------------------------------------------------

                             Nominal         Nominal       Nominal
                             amounts         amounts      interest
Tranche                    in currency       (euro)         rate       Maturity
--------------------------------------------------------------------------------
EUR                       2,250,000,000   2,250,000,000     6.625%       2005
--------------------------------------------------------------------------------
EUR                         750,000,000     750,000,000     7.125%       2010
--------------------------------------------------------------------------------
GBP                         625,000,000     885,394,532     7.625%       2005
--------------------------------------------------------------------------------
GBP                         300,000,000     424,989,375     7.625%       2030
--------------------------------------------------------------------------------
USD                       3,000,000,000   2,380,196,792     8.250%       2005
--------------------------------------------------------------------------------
USD                       3,000,000,000   2,380,196,792     8.500%       2010
--------------------------------------------------------------------------------
USD                       3,500,000,000   2,776,896,223     8.750%       2030
--------------------------------------------------------------------------------
JPY                      90,000,000,000     667,953,888     2.000%       2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Structure of the 2001 eurobond
--------------------------------------------------------------------------------

                             Nominal         Nominal       Nominal
                             amounts         amounts      interest
Tranche                    in currency       (euro)         rate       Maturity
--------------------------------------------------------------------------------
EUR                       4,500,000,000   4,500,000,000     6.375%       2006
--------------------------------------------------------------------------------
EUR                       3,500,000,000   3,500,000,000     7.125%       2011
--------------------------------------------------------------------------------

After the downgrading by Moody's from A3 to Baa1 in March 2002, and by Standard & Poor's from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 0.5%. The change in the interest rate has already been included in the tables. If Deutsche Telekom is upgraded to at least an A- grade by both agencies, the coupons will be reduced again by 0.5%.

                                         Consolidated financial statements
                                                                     Notes   159


--------------------------------------------------------------------------------
Structure of the 2002 global bond
--------------------------------------------------------------------------------

                                Nominal         Nominal       Nominal
                                amounts         amounts      interest
Tranche                       in currency       (euro)         rate     Maturity
--------------------------------------------------------------------------------
  EUR                        2,000,000,000   2,000,000,000    8.125%      2012
--------------------------------------------------------------------------------
  EUR                        2,500,000,000   2,500,000,000    7.500%      2007
--------------------------------------------------------------------------------
  USD                          500,000,000     396,699,460    9.250%      2032
--------------------------------------------------------------------------------

The coupons of the 2002 global bond will increase by 0.5% if Deutsche Telekom is downgraded by Standard & Poor's and Moody's to below Baa1/BBB+ respectively.

Structure of the 2003 USD bond

--------------------------------------------------------------------------------
                                Nominal         Nominal       Nominal
                                amounts         amounts      interest
Tranche                       in currency       (euro)         rate     Maturity
--------------------------------------------------------------------------------
  USD                          750,000,000    595,049,190     3.875%      2008
--------------------------------------------------------------------------------
  USD                        1,250,000,000    991,748,651     5.250%      2013
--------------------------------------------------------------------------------

A EUR 2.3 billion mandatory convertible bond with a term up to 2006 and a nominal coupon of 6.500 % was also issued by Deutsche Telekom International Finance B.V., Amsterdam, in 2003.

Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom AG, and its bond issuances are unconditionally and irrevocably guaranteed by Deutsche Telekom AG.

Breakdown of bonds and debentures (millions of (euro)):

--------------------------------------------------------------------------------

                                      Effective interest rate
                    ------------------------------------------------------------
                    up to 6%   up to 7%   up to 8%   up to 9%   over 9%    Total
Due in
--------------------------------------------------------------------------------
2004                  2,757      3,233      6,212         93              12,295
--------------------------------------------------------------------------------
2005                  2,091      2,417        886      2,380               7,774
--------------------------------------------------------------------------------
2006                    453      4,500      2,288                          7,241
--------------------------------------------------------------------------------
2007                    500        500      2,500                  80      3,580
--------------------------------------------------------------------------------
2008                  3,741                                                3,741
--------------------------------------------------------------------------------
after 2008            1,004      1,569      6,844      7,157      408     16,982
--------------------------------------------------------------------------------
                     10,546     12,219     18,730      9,630      488     51,613
--------------------------------------------------------------------------------

Liabilities to banks (mainly loan notes and short-term loans) due in the next five years and thereafter are as follows (millions of (euro)):

--------------------------------------------------------------------------------
Due in                                                                   Amounts
--------------------------------------------------------------------------------
2004                                                                        806
--------------------------------------------------------------------------------
2005                                                                      1,444
--------------------------------------------------------------------------------
2006                                                                        123
--------------------------------------------------------------------------------
2007                                                                        119
--------------------------------------------------------------------------------
2008                                                                        242
--------------------------------------------------------------------------------
after 2008                                                                1,064
--------------------------------------------------------------------------------
                                                                          3,798
--------------------------------------------------------------------------------

The average effective interest rate of total debt is as follows:

Bonds and debentures   6.82% p.a. (2002: 6.69% p.a.)
Liabilities to banks   6.12% p.a. (2002: 5.74% p.a.)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities of up to EUR 18.1 billion. These include syndicated loan facilities entered into by Deutsche Telekom AG and T-Mobile UK (formerly One 2 One) for EUR 9.0 billion (Deutsche Telekom syndicated loan) and EUR 3.9 billion (T-Mobile UK syndicated loan). Deutsche Telekom AG serves as guarantor of the T-Mobile UK syndicated loan. The level of the interest rates depends on Deutsche Telekom's rating, the amount of the syndicated loan, and the LIBOR rate to be applied, plus a margin ranking of between 0.275 and 0.500%.

160


The loan commitment fee is between 0.050 and 0.200% and also depends on Deutsche Telekom's rating. EUR 1.0 billion of the T-Mobile UK syndicated loan has been drawn down at December 31, 2003. This drawdown has an interest rate of 4.22%, excluding the loan commitment fee.

Part of the syndicated loan serves as collateral for Deutsche Telekom's commercial paper program. Deutsche Telekom may not draw on the syndicated loan in the amount of commercial paper drawdowns. Deutsche Telekom had not issued any commercial paper at December 31, 2003. There were no additional outstanding debts relating to the Deutsche Telekom syndicated loan at the end of 2003. Deutsche Telekom's credit facilities continue to include bilateral bank lines amounting to EUR 5.2 billion, of which EUR 0.3 billion had been used at the end of 2003 for short-term drawings and EUR 0.2 billion for guarantees.

The development of debt over time is shown below:

--------------------------------------------------------------------------------
Debt
--------------------------------------------------------------------------------

(millions of (euro))
--------------------------------------------------------------------------------

Jan. 1,    Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
  1995       1995       1996       1997       1998       1999       2000       2001       2002       2003
-----------------------------------------------------------------------------------------------------------
 64,146     56,440     51,072     44,938     39,933     42,337     60,357     67,031     63,044     55,411
-----------------------------------------------------------------------------------------------------------

The Company's original debt was raised principally to finance the development of the communications networks in Eastern Germany.

The increase in debt in 2001 was primarily a result of the acquisition and first-time consolidation of T-Mobile USA (formerly VoiceStream/Powertel).

Debt decreased by around EUR 4 billion in 2002, despite the acquisition of the remaining shares in debis Systemhaus and T-Mobile Netherlands, mainly because of cash generated from operations, divestitures of real estate and financial assets, and positive foreign currency effects.

In 2003, cash generated from operations, sales of assets, and positive foreign currency effects were the main drivers behind the further reduction in debt. New debt resulted from the issuance of a U.S. dollar bond and a convertible bond, for example.

Financial liabilities include borrowings of EUR 17,261 million (2002: EUR 20,777 million) in foreign currencies.

                                         Consolidated financial statements
                                                                     Notes   161


Other liabilities.
--------------------------------------------------------------------------------
                                           Dec. 31, 2003         Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Interest                                        1,698               1,556
--------------------------------------------------------------------------------
Rental and leasing obligations                    425                 573
--------------------------------------------------------------------------------
Loan notes                                        799                 842
--------------------------------------------------------------------------------
Liabilities to employees                          162                 164
--------------------------------------------------------------------------------
Other                                           2,375               2,854
--------------------------------------------------------------------------------
                                                5,459               5,989
--------------------------------------------------------------------------------

Other liabilities include taxes of EUR 1,091 million (Dec. 31, 2002: 1,159 million) and social security liabilities of EUR 100 million (Dec. 31, 2002: EUR 153 million).

Liabilities in the amount of EUR 5 million (Dec. 31, 2002: EUR 7 million) payable by subsidiary companies to banks and third parties are collateralized by the assignment of receivables and other collateral assignments. Deutsche Telekom AG has provided no collateral for its liabilities.

In accordance with Postreform II (Section 2 (4) of the Stock Corporation Transformation Act - Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2003, this figure was EUR 11.6 billion.

162


Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (GAS) No. 2, Cash Flow Statements, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows. These current cash and cash equivalents increased by EUR 7.0 billion to EUR 8.7 billion in the year under review.

This is a result of the following developments:

31 Net cash provided by operating activities.

Net cash provided by operating activities increased in the year under review by EUR 1.8 billion to EUR 14.3 billion.

In addition to tax refunds and lower net interest payments, this is due in particular to the improvement in operational business.

32 Net cash used for investing activities.

Net cash used for investing activities amounted to EUR 2.1 billion. This includes primarily investments of EUR 6.4 billion in noncurrent assets and EUR
0.3 billion in shares of fully consolidated companies. This is partially offset in particular by cash inflows from the disposal of noncurrent assets amounting to EUR 2.6 billion and the sale of shares of fully consolidated companies amounting to EUR 1.5 billion. As a result, net cash used for investing activities decreased by EUR 8.0 billion from EUR 10.1 billion in the prior year.

Investing activities declined year-on-year primarily due to lower investments in property, plant, and equipment of EUR 1.3 billion and shares of fully consolidated companies amounting to EUR 6.1 billion, in particular from the acquisitions of T-Systems ITS (EUR 4.7 billion) and T-Mobile Netherlands (EUR
1.7 billion) in the previous year. In addition, cash inflows from the sale of financial assets increased year-on-year (EUR 0.4 billion), as did cash inflows from the disposal of subsidiaries (EUR 0.8 billion). EUR 1.7 billion of these relates to the sale of the Kabel Deutschland companies, and EUR 0.1 billion to the sale of T-Systems companies (mainly TELECASH); this was offset by outflows of liquid assets amounting to EUR 0.3 billion.

33 Net cash used for financing activities.

Net cash used for financing activities totaled EUR 5.2 billion in the 2003 financial year, a year-on-year increase of EUR 1.8 billion.

This is due to a reduction in debt of EUR 5.1 billion compared with EUR 1.8 billion in 2002 resulting mainly from the repayment of U.S. dollar bonds, the reduction of a syndicated loan, and the repayment of bonds. New debt was generated by the issuance of the convertible bond and a U.S. dollar bond.

In addition, the previous year's figure included a dividend payment amounting to EUR 1.6 billion; in the year under review, this contrasts with dividend payments to minority shareholders only amounting to EUR 0.1 billion.

                                         Consolidated financial statements
                                                                     Notes   163


Other disclosures.

34   Guarantees and commitments, and other financial obligations.

                                            Dec. 31, 2003        Dec. 31, 2002
                                         millions of (euro)   millions of (euro)
--------------------------------------------------------------------------------
Guarantees                                         28                  47
--------------------------------------------------------------------------------
Liabilities arising from
   warranty agreements                          2,199                 927
--------------------------------------------------------------------------------
                                                2,227                 974
--------------------------------------------------------------------------------

The increase in liabilities arising from warranty agreements is due primarily to loan collateral guarantees by Deutsche Telekom AG for T-Mobile. This increase was partially offset by a decline in T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease, which decreased by EUR 140 million year-on-year to EUR 768 million due to exchange rate effects.

Deutsche Telekom AG (45 %), DaimlerChrysler Services AG (45%), and Compagnie Financiere et Industrielle des Auto-routes S.A. (Cofiroute; 10%) - collectively the consortium -entered into an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), "on the collection of toll charges for the use of German autobahns by heavy vehicles, and the creation and operation of a toll system for the collection of autobahn toll charges for heavy vehicles (operating agreement)", dated September 2002 and last amended in November 2002, under the terms of which they are obligated to set up and operate a system for the electronic collection of toll charges for heavy vehicles; this is to be performed by a project company with the legal form of a limited liability company under German law (GmbH) -Toll Collect GmbH. In addition, the parties of the consortium have undertaken, on a joint and several basis, in agreement with the Federal Republic, to maintain an equity ratio in the project company of 20% of the balance sheet total (calculated based on the German GAAP single-entity financial statements of the limited liability company) until August 31, 2004, and 15% thereafter; the total risk for Cofiroute arising from the Toll Collect project is limited to EUR 70 million.

Under the terms of the "Equity Maintenance Undertaking", the parties of the consortium are obliged to inject additional capital in the event of negative developments within the Toll Collect project. As Deutsche Telekom AG did not expect any future injection of additional capital to be repaid during the project by any corresponding dividend from Toll Collect GmbH, accruals were recognized at December 31, 2003 for anticipated losses relating to the project (see Note 29). The calculation of the accruals is based on the assumption that the system will start operation on January 1, 2005; correspondingly, foreseeable losses of income and expenses, such as contractual penalties for a delayed start of operations, were also taken into consideration.

Additional contractual penalties shall be payable if the start of operations is postponed beyond December 31, 2004. In addition, the agreement includes provisions for further contractual penalties after the approved start of operations (issuance of the preliminary operating permit) if the performance of the system is not adequate. The Federal Republic is asserting claims for damages from the parties of the consortium of EUR 156 million per month for the period September 1 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, the Federal Republic is enforcing contractual penalties of EUR 680 million because the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of the legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty; it is therefore not possible to express this in figures under guarantees and commitments.

In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH amounting to EUR 312 million; these are included in the table above.

164


Other financial obligations.

                                            Dec. 31, 2003                                  Dec. 31, 2002
                              --------------------------------------------   --------------------------------------------
                              Total               of which due               Total             of which due
                                       -----------------------------------            -----------------------------------
                                               in the      from the second                    in the      from the second
                                            following       year after the                 following       year after the
(millions of (euro))                   financial year   balance sheet date            financial year   balance sheet date
-------------------------------------------------------------------------------------------------------------------------
Present value of payments      9,000         950              8,050           9,001         831              8,170
to special pension fund
-------------------------------------------------------------------------------------------------------------------------
Purchase commitments for         763         254                509             826         218                608
interests in other
companies
-------------------------------------------------------------------------------------------------------------------------
Obligations under rental      11,737       1,703             10,034          10,050       1,813              8,237
and lease agreements
-------------------------------------------------------------------------------------------------------------------------
Purchase commitment from       1,924       1,634                290           1,213       1,141                 72
capital projects in
progress
-------------------------------------------------------------------------------------------------------------------------
Commitments arising from         869         783                 86             475         364                111
transactions not yet
settled
-------------------------------------------------------------------------------------------------------------------------
Other financial obligations       12           3                  9               0           0                  0
-------------------------------------------------------------------------------------------------------------------------
Total other financial         24,305       5,327             18,978          21,565       4,367             17,198
obligations
-------------------------------------------------------------------------------------------------------------------------

The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck, amounted to EUR 9.0 billion at December 31, 2003.

The purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG (EUR 510 million). The slight decrease in the commitments is marked by offsetting effects. An arbitration panel decided that T-Mobile's obligation to purchase additional shares of PTC no longer applies (2002: EUR 128 million). In addition, T-Online no longer has an obligation to contribute to a venture fund due to the inclusion of the company in the Group. New obligations result from the announcement by T-Online International AG that it will buy shares of Scout24 AG (EUR 180 million).

The increase in obligations under rental and lease agreements is mainly attributable to new and prolonged leases for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters & Shared Services, and to T-Mobile.

The purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG (EUR 1.0 billion), T-Systems (EUR 0.4 billion), and T-Mobile (EUR 0.3 billion). A large number of different purchase commitments, most of which are short-term in nature, have been entered into by Deutsche Telekom AG. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments include commitments to purchase network and UMTS equipment. There are detailed agreements covering the purchase quantities and periods.

The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.8 billion). The increase in commitments is due in particular to new contracts for mobile terminals at T-Mobile Deutschland and T-Mobile UK. There are detailed agreements covering the purchase quantities and periods.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position, and results of the Deutsche Telekom Group.

                                         Consolidated financial statements
                                                                     Notes   165


35   Financial instruments.

Fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following is a summary of the estimated fair value of Deutsche Telekom's financial instruments:

------------------------------------------------------------------------------------------------------------------------------
                                                           Dec. 31, 2003                            Dec. 31, 2002
                                             ---------------------------------------   ---------------------------------------
                                                                     Net carrying                              Net carrying
                                                 Fair value             amount              Fair value            amount
                                             millions of (euro)   millions of (euro)   millions of (euro)   millions of (euro)
------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------
Other investments in related companies                750                  496                1,169                1,021
------------------------------------------------------------------------------------------------------------------------------
Other long-term loans                                  77                   78                  109                  107
------------------------------------------------------------------------------------------------------------------------------
Other investments in noncurrent assets                 80                   86                  238                  238
------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                 5,874                5,874                6,258                6,258
------------------------------------------------------------------------------------------------------------------------------
Liquid assets                                       9,127                9,127                1,905                1,905
------------------------------------------------------------------------------------------------------------------------------
Other investments in marketable securities            175                  173                  413                  413
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------------------------------------------------------------------
Bonds and debentures                               56,151               51,613               60,144               56,752
------------------------------------------------------------------------------------------------------------------------------
Liabilities to banks                                3,730                3,798                6,368                6,292
------------------------------------------------------------------------------------------------------------------------------
Other liabilities                                  10,666               10,666               10,541               10,541
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Derivative financial instruments(1)
------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps                                   (74)                (194)                  67                 (230)
------------------------------------------------------------------------------------------------------------------------------
Cross-currency interest rate swaps sold              (712)                (231)                (488)                (190)
------------------------------------------------------------------------------------------------------------------------------
Foreign currency forward contracts                    (80)                 (16)                  12                   28
------------------------------------------------------------------------------------------------------------------------------
Foreign currency options                                1                    0                    0                    0
------------------------------------------------------------------------------------------------------------------------------

(1) Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

Fair values were determined as follows:

The fair value of other investments in noncurrent securities and in marketable securities is based on quoted market prices for those instruments or similar instruments. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of trade accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end. The carrying amounts of liabilities to banks and other liabilities approximate their fair values. The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company's risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These changes in fair values should not be viewed in isolation, but rather in relation to adverse changes in the values of the underlying hedged transactions.

The fair values of other investments in related companies as well as loans to unconsolidated subsidiaries and associated companies, which have carrying amounts of EUR 523 million and EUR 1,082 million at December 31, 2003 and 2002 respectively, could not be determined, except for the investments in VocalTec and SES Global S.A., because they are not publicly traded. VocalTec and SES Global S.A. are measured at their fair values, based on share prices.

166


Derivative financial instruments.

The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures that arise from its ongoing business operations. The top priority in all cases in which derivatives are used is to limit the risk of the underlyings. Derivatives may therefore only be used to eliminate risk exposures, and may never be used to create new risks for speculative reasons. Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rate inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability, or position being hedged. Such derivatives are reviewed regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for on the same basis as the hedged item.

The main interest rate instruments used are interest rate swaps. These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a mix of fixed and floating rate interest instruments that is laid down once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross-currency interest rate swaps usually swap foreign currency bonds or medium-term notes in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in fair value are netted currency for currency and assigned to portfolios, and the resultant net loss is accrued. The interest differential to be paid or received on interest rate swaps is recognized in the statement of income, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized immediately in net interest expense.

The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross-currency interest rate swaps to eliminate fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in or sell a foreign entity are not recognized at the balance sheet date. Such firm commitments are recognized using the foreign exchange rate fixed by the foreign currency forward contract. Where the Company uses call options to hedge firm commitments to invest in a foreign entity, the option is carried in other assets and is not measured until exercised or expiration. The option premium is included in the purchase cost of the investment when its addition is recorded, and in the proceeds from the sale when the selling price is received. Gains and losses resulting from foreign currency forward contracts, cross-currency interest rate swaps, and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments. These portfolios are marked to market at the balance sheet date and resulting negative portfolio values are accrued under other liabilities. Measurement gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Net gains are not recognized.

                                           Consolidated financial statements
                                                                       Notes 167


The following is a summary of the contract or notional principal amounts outstanding and the average interest paid/received at December 31, 2003 and 2002:

--------------------------------------------------------------------------------------
                                                         Dec. 31, 2003
                                          --------------------------------------------
                                                       Notional               Average
                                                        amount     Average    interest
                                                       millions    interest     rate
                                           Maturity   of (euro)   rate paid   received
--------------------------------------------------------------------------------------
Interest rate swaps (EUR)
--------------------------------------------------------------------------------------
   Receive fixed, pay variable            2004-2010     13,664         2.12%      3.96%
--------------------------------------------------------------------------------------
   Forward receive fixed, pay variable    2007-2008      2,000    EURIBOR6M       3.86%
--------------------------------------------------------------------------------------
   Receive variable, pay fixed            2005-2010      2,555         5.80%      2.20%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Interest rate swaps (USD)
--------------------------------------------------------------------------------------
   Receive fixed, pay variable            2005-2007      2,539         1.23%      2.31%
--------------------------------------------------------------------------------------
   Forward receive fixed, pay variable         2007        793       USDL6M       3.22%
--------------------------------------------------------------------------------------
   Receive variable, pay fixed                 2007        793         4.65%      1.22%
--------------------------------------------------------------------------------------
   Forward receive variable, pay fixed    2007-2008      3,015         4.70%    USDL6M
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Interest rate swaps (GBP)
--------------------------------------------------------------------------------------
   Receive fixed, pay variable                 2005        283         4.18%      3.84%
--------------------------------------------------------------------------------------
   Receive variable, pay fixed            2005-2006        779         5.80%      3.83%
--------------------------------------------------------------------------------------
   Forward receive variable, pay fixed           --         --           --         --
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Interest rate swaps (JPY)
--------------------------------------------------------------------------------------
   Receive fixed, pay variable                 2005        668         0.31%      1.50%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Interest rate swaps (CZK)
--------------------------------------------------------------------------------------
   Receive fixed, pay variable                   --         --           --         --
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Interest rate swaps (HUF)
--------------------------------------------------------------------------------------
   Receive variable, pay fixed                 2006        241         9.25%      9.61%
--------------------------------------------------------------------------------------
   Forward receive variable, pay fixed           --         --           --         --
--------------------------------------------------------------------------------------
Interest rate caps/collars                       --         --           --         --
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Cross currency interest rate swaps        2004-2032      4,883         5.25%      2.57%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Forward cross currency interest rate             --         --           --         --
   swaps
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Foreign currency forward contracts
--------------------------------------------------------------------------------------
   Forward purchases                      2004-2008      1,190           --         --
--------------------------------------------------------------------------------------
   Forward sales                          2004-2006        982           --         --
--------------------------------------------------------------------------------------
   Currency options                       2004-2005          5           --         --
--------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                            Dec. 31, 2002
                                          ----------------------------------------------
                                                        Notional    Average     Average
                                                         amount     Average     interest
                                                        millions    interest      rate
                                           Maturity    of (euro)   rate paid    received
----------------------------------------------------------------------------------------
Interest rate swaps (EUR)
----------------------------------------------------------------------------------------
   Receive fixed, pay variable            2003-2010      12,019         3.26%       4.44%
----------------------------------------------------------------------------------------
   Forward receive fixed, pay variable         2005         820     EURIBOR6        4.21%
----------------------------------------------------------------------------------------
   Receive variable, pay fixed            2003-2010       4,652         5.23%       3.07%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate swaps (USD)
----------------------------------------------------------------------------------------
   Receive fixed, pay variable            2003-2008       1,144         2.11%       8.00%
----------------------------------------------------------------------------------------
   Forward receive fixed, pay variable           --          --           --          --
----------------------------------------------------------------------------------------
   Receive variable, pay fixed                   --          --           --          --
----------------------------------------------------------------------------------------
   Forward receive variable, pay fixed         2007       2,859         5.07%     USDL6M
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate swaps (GBP)
----------------------------------------------------------------------------------------
   Receive fixed, pay variable                   --          --           --          --
----------------------------------------------------------------------------------------
   Receive variable, pay fixed            2003-2006       1,575         5.91%       3.94%
----------------------------------------------------------------------------------------
   Forward receive variable, pay fixed         2005         307         6.04%     GBPL6M
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate swaps (JPY)
----------------------------------------------------------------------------------------
   Receive fixed, pay variable                 2005         723         0.32%       1.50%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate swaps (CZK)
----------------------------------------------------------------------------------------
   Receive fixed, pay variable                 2004          13         3.18%       8.14%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate swaps (HUF)
----------------------------------------------------------------------------------------
   Receive variable, pay fixed                   --          --           --          --
----------------------------------------------------------------------------------------
   Forward receive variable, pay fixed         2006         269         9.25%    BUBOR6M
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Interest rate caps/collars                     2003          38           --          --
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Cross currency interest rate swaps        2003-2032       6,437         5.29%       3.05%
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Forward cross currency interest rate           2006         252      BUBOR6M   EURIBOR6M
   swaps
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Foreign currency forward contracts
----------------------------------------------------------------------------------------
   Forward purchases                      2003-2008       1,955           --          --
----------------------------------------------------------------------------------------
   Forward sales                          2003-2006       2,917           --          --
----------------------------------------------------------------------------------------
   Currency options                            2003           4           --          --
----------------------------------------------------------------------------------------

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties, but are merely the basis for measuring these amounts. They do not reflect the risk exposure of the financial derivatives.

The amounts exchanged are calculated by reference to the notional amounts and by the other terms of the derivatives, such as interest rates, exchange rates, or other indices.

168


36 Segment reporting.

Deutsche Telekom applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard No. 3, Segment Reporting, (GAS 3) for the calculation of segment information. These require companies to disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and GAS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Mobile, T-Systems, and T-Online. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers, and their regulatory environment.

The measurement methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on the income before income taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income/losses or net financial income/expense. EBITDA additionally excludes depreciation and amortization. The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities.

Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices. With the exception of depreciation and amortization, additions to and reversal of accruals, no major noncash items are shown in the segments. The income/loss related to associated and related companies relates to income from investments and associated companies, as well as writedowns of financial assets and other investments in marketable securities.

Segment assets under segment reporting include the carrying amount of property, plant, and equipment, intangible assets, and financial assets. Segment investments are defined as increases in these areas. In addition, the segment assets and segment investments are shown by geographical region; assignment to the individual regions is generally determined by the location of the asset. Please refer to (1) in the notes to the consolidated financial statements for the presentation of revenue by regions. In accordance with GAS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

The structure of the segments was adapted to the adjusted reporting structure at the T-Com and T-Online divisions in the first quarter of 2003. DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the inclusion of new shareholders at T-Online, which affects the income/loss related to associated and related companies, as well as depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. In addition, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which does not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

                                         Consolidated financial statements
                                                                     Notes   169


----------------------------------------------------------------------------------------------
                                                                                    Income/
                                                                                (loss) related
                                         Revenue   Depreciation   Net interest   to associated
                                Net      between        and         income/       and related
(millions of (euro))          revenue   segments   amortization    (expense)       companies
----------------------------------------------------------------------------------------------
T-Com(1)               2003    25,116      4,090       (5,169)         (315)          (412)
----------------------------------------------------------------------------------------------
                       2002    26,491      4,068       (5,539)         (562)          (304)
----------------------------------------------------------------------------------------------
                       2001    26,427      3,401       (5,444)         (346)          (509)
----------------------------------------------------------------------------------------------
T-Mobile(1)            2003    21,572      1,206       (5,196)         (992)            97
----------------------------------------------------------------------------------------------
                       2002    18,339      1,396      (27,285)       (1,005)          (427)
----------------------------------------------------------------------------------------------
                       2001    13,101      1,536       (6,324)       (3,008)          (204)
----------------------------------------------------------------------------------------------
T-Systems(1)           2003     7,184      3,430       (1,499)          (39)            (4)
----------------------------------------------------------------------------------------------
                       2002     6,895      3,594       (2,616)          (98)           (20)
----------------------------------------------------------------------------------------------
                       2001     7,121      3,700       (1,372)          102             13
----------------------------------------------------------------------------------------------
T-Online(1, 3)         2003     1,662        189         (430)          110             90
----------------------------------------------------------------------------------------------
                       2002     1,391        193         (435)          128           (265)
----------------------------------------------------------------------------------------------
                       2001     1,027        113         (416)          164           (381)
----------------------------------------------------------------------------------------------
Group Headquarters &
   Shared Services     2003       304      3,964         (881)       (2,874)            (3)
----------------------------------------------------------------------------------------------
                       2002       573      3,838       (1,298)       (2,510)        (1,093)
----------------------------------------------------------------------------------------------
                       2001       633      4,481       (1,447)       (1,102)          (375)
----------------------------------------------------------------------------------------------
Reconciliation(1)      2003         0    (12,879)         291           334            (23)
----------------------------------------------------------------------------------------------
                       2002         0    (13,089)         293            (1)           135
----------------------------------------------------------------------------------------------
                       2001         0    (13,231)        (218)           52            246
----------------------------------------------------------------------------------------------
Group                  2003    55,838          0      (12,884)       (3,776)          (255)
----------------------------------------------------------------------------------------------
                       2002    53,689          0      (36,880)       (4,048)        (1,974)
----------------------------------------------------------------------------------------------
                       2001    48,309          0      (15,221)       (4,138)        (1,210)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
                               Income/
                               (loss)
                               before
                               income    Segment     Segment      Segment
(millions of (euro))            taxes     assets   investments   liabilites   Employees(2)
------------------------------------------------------------------------------------------
T-Com(1)               2003     4,247     29,030      2,324        4,549         139,548
------------------------------------------------------------------------------------------
                       2002     3,604     33,782      3,273       13,120         153,065
------------------------------------------------------------------------------------------
                       2001     4,673         --        --            --              --
------------------------------------------------------------------------------------------
T-Mobile(1)            2003       831     50,025      3,813       17,617          41,767
------------------------------------------------------------------------------------------
                       2002   (23,754)    57,655      5,766       20,224          38,943
------------------------------------------------------------------------------------------
                       2001    (6,441)        --         --           --              --
------------------------------------------------------------------------------------------
T-Systems(1)           2003      (138)     5,665        708        4,314          42,108
------------------------------------------------------------------------------------------
                       2002    (1,990)     6,646      3,551        5,268          43,482
------------------------------------------------------------------------------------------
                       2001      (389)        --         --           --              --
------------------------------------------------------------------------------------------
T-Online(1, 3)         2003       104      1,532        116          212           2,637
------------------------------------------------------------------------------------------
                       2002      (471)     1,797        170          119           2,536
------------------------------------------------------------------------------------------
                       2001      (820)        --         --           --              --
------------------------------------------------------------------------------------------
Group Headquarters &
   Shared Services     2003    (4,071)    10,631        455       41,334          25,203
------------------------------------------------------------------------------------------
                       2002    (4,690)    12,978        551       34,539          17,870
------------------------------------------------------------------------------------------
                       2001       402         --         --           --              --
------------------------------------------------------------------------------------------
Reconciliation(1)      2003       425     (1,232)      (349)      (3,255)             --
------------------------------------------------------------------------------------------
                       2002       151     (1,332)      (149)        (844)             --
------------------------------------------------------------------------------------------
                       2001        14         --         --           --              --
------------------------------------------------------------------------------------------
Group                  2003     1,398     95,651      7,067       64,771         251,263
------------------------------------------------------------------------------------------
                       2002   (27,150)   111,526     13,162       72,426         255,896
------------------------------------------------------------------------------------------
                       2001    (2,561)        --         --           --              --
------------------------------------------------------------------------------------------

(1)  According to new structure (see Note on Segment reporting (36)).

(2)  Average number of employees for the year.

(3) Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

170


Segments by geographic area.

--------------------------------------------------------------------------------------------------
                                             Segment assets               Segment investments
                                     -----------------------------   -----------------------------
(millions of (euro))                 Dec. 31, 2003   Dec. 31, 2002   Dec. 31, 2003   Dec. 31, 2002
--------------------------------------------------------------------------------------------------
Germany                                  46,065          51,707          3,201           6,883
--------------------------------------------------------------------------------------------------
European Union (excluding Germany)       16,459          20,370            824           2,694
--------------------------------------------------------------------------------------------------
Rest of Europe                           10,878          12,006            986           1,173
--------------------------------------------------------------------------------------------------
North America                            21,815          26,448          2,033           2,228
--------------------------------------------------------------------------------------------------
Other                                       434             995             23             184
--------------------------------------------------------------------------------------------------
Group                                    95,651         111,526          7,067          13,162
--------------------------------------------------------------------------------------------------

T-Com.

The T-Com segment is responsible in particular for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. In the upstream market, T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as around 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions. Shareholdings in MATAV (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenske Telekommunikacie) have given T-Com a foothold in Central and Eastern European markets. The DeTeMedien business previously shown under T-Online has been reported at T-Com since January 1, 2003. T-Com has had its own brand identity under the umbrella of the Deutsche Telekom Group since August 1, 2003.

Net revenue decreased in the year under review by EUR 1,375 million to EUR 25,116 million. This is largely attributable to the reduction in revenue as a result of the sale and ensuing deconsolidation of the subsidiaries of Kabel Deutschland. In addition, regulatory decisions, further interconnection of carriers, and the weak economic environment also had an impact on revenue. By contrast, revenue in the local loop in Germany continued to grow as a result of higher access charges, the continued migration of customers from analog to more advanced ISDN lines, and the roll-out of DSL lines, slightly more than offsetting the decline in call revenues driven by the level of regulation and competition. Lower revenues from data communications as a result of the economic situation and from terminal equipment also had a negative impact on net revenue. Revenue generated in Eastern Europe is at the same level as in the previous year.

Revenue from business with other segments amounting to EUR 4,090 million relates mainly to network and support services billed by T-Com to other segments, and to the provision of fixed-network terminal equipment for other segments. This year's figure is on a par with the previous year.

In the year under review, depreciation and amortization decreased by EUR 370 million year-on-year to EUR 5,169 million. This is primarily due to the reduced volume of depreciation following the disposal of property, plant, and equipment as part of the sale of the remaining cable business at the beginning of 2003. The reduction in capital expenditure at T-Com in Germany also had an impact on the level of depreciation and amortization. The net interest expense reflects the level of financial liabilities assigned to the segment. The decrease in the net interest expense by EUR 247 million from EUR 562 million to EUR 315 million relates in particular to the sharp decline in T-Com's debt in the year under review. By contrast, the loss related to associated and related companies increased. In the year under review, the loss related to associated and related companies was more heavily impacted than in 2002, primarily due to expenses arising from minority interests, in particular for the the interest in Toll Collect; the prior-year figure was affected by valuation adjustments on loans to associated companies of Kabel Deutschland.

Despite a decline in net revenues, income before income taxes increased by EUR 643 million to EUR 4,247 million in the year under review. In addition to the reasons indicated above, this increase is due to improved efficiency relating to operating expenses: in particular, decreases were achieved in rental and lease expenses, losses on accounts receivable, expenses for domestic and international upstream telecommunications services, raw materials and supplies, as well as

                                         Consolidated financial statements
                                                                     Notes   171


advertising, travel and consulting expenses. In addition, income from the sale of the remaining cable companies helped to increase income before income taxes. These proceeds were partly offset, however, by expenses for transfers to accruals, mainly for restructuring and increased additions to pension accruals.

The reduction in segment assets to EUR 29,030 million is due in particular to the decline in property, plant, and equipment in connection with the sale of the remaining cable companies, as well as the depreciation of property, plant, and equipment. As in the previous year, the investments in T-Com's segment assets were mainly made in technical equipment and advance payments as well as construction in progress. These investments were driven by the expansion and upgrading of the local loop, the roll-out of the new transmission platform SDH200+, and the increasing number of DSL lines. Capital expenditure decreased further in comparison with previous years. Segment liabilities consist mainly of financial liabilities. This decrease reflects the positive development of the net worth, financial position, and results of T-Com.

T-Mobile.

In the first quarter of 2003, T-Mobile International AG and therefore all the subsidiaries and investments of T-Mobile International AG were transferred to Deutsche Telekom AG's wholly owned subsidiary "T-Mobile International Holding GmbH". T-Mobile International Holding's mobile communications companies, which are now consolidated in the T-Mobile segment, account for all the activities of the T-Mobile International group. Via these subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United States, the United Kingdom, Austria, the Czech Republic, and the Netherlands. T-Mobile also holds substantial minority interests in mobile communications companies, particularly in Poland and Russia. In addition to T-Mobile International Holding as the parent company, the companies that are fully consolidated as operational subsidiaries primarily include T-Mobile Deutschland, T-Mobile UK, T-Mobile USA, T-Mobile Austria, T-Mobile Czech Republic, and T-Mobile Netherlands.

The increase in net revenue by EUR 3,233 million to EUR 21,572 million reflects in particular the considerable increase in the number of subscribers in almost all the mobile communications networks under T-Mobile's majority control. In 2003, T-Mobile's mobile communications subsidiaries in Germany, the United States, the United Kingdom, the Czech Republic, and the Netherlands recorded a substantial increase in subscribers; even in Austria, customer levels remained stable despite a fiercely competitive environment. T-Mobile succeeded in increasing its revenue once more in 2003 despite unfavorable exchange rate trends. The full-year consolidation of T-Mobile Netherlands also had a positive effect on net revenue in 2003. The company was only consolidated over three months in 2002.

Revenue of EUR 1,206 million from business with other segments was primarily generated within Germany through network interconnection services (so-called "mobile terminated calls").

Depreciation and amortization decreased by EUR 22,089 million year-on-year, mainly due to the non-recurrence of the need for nonscheduled write-downs of licenses and goodwill totaling EUR 20,795 million that was identified as part of the strategic review carried out in 2002. In 2003, on the other hand, the T-Mobile group merely charged nonscheduled write-downs totaling EUR 61 million, as well as regular depreciation and amortization. In addition, the first-time full consolidation of T-Mobile Netherlands increased depreciation and amortization in the year under review.

The net interest expense amounting to EUR 992 million is almost on a par with the previous year, whereas the loss related to associated and related companies in 2002 improved by EUR 524 million, resulting in income of EUR 97 million. In contrast to the 2003 financial year, the prior-year loss related to associated and related companies was impacted for nine months in the amount of EUR 292 million by the negative contribution of T-Mobile Netherlands, which was only fully consolidated from September 30, 2002. The write-down in full of the minority interest in the Canadian company Microcell also had a negative effect amounting to EUR 51 million on this figure in 2002.

172


The loss before income taxes of the T-Mobile segment in 2002 was turned around by an improvement of EUR 24,585 million, resulting in an income of EUR 831 million in 2003. On the one hand, this turnaround is attributable to the non-recurrence of the nonscheduled write-downs of goodwill and licenses in the previous year. On the other hand, the proceeds from the sale of part of the interest in the Russian company MTS amounting to around EUR 352 million, as well as tangible economies of scale and synergy effects, made a key contribution to improving operating performance.

Segment assets amounting to EUR 50,025 million continue to consist mainly of intangible assets, in particular mobile communications licenses and goodwill. The decline in the segment's intangible assets and property, plant, and equipment is due primarily to the exchange rate effects caused by translating the currencies of foreign subsidiaries - in particular T-Mobile USA and T-Mobile UK - and to continued amortization. In 2003, investments focused in particular on property, plant, and equipment as a result of the construction of the UMTS network in Europe, as well as the further expansion of the U.S. network. Segment liabilities consist primarily of debt; the decline is mainly attributable to the debt reduction in 2003.

T-Systems.

T-Systems provides the Deutsche Telekom Group's national and international key accounts with tailored information and communication technology (ICT) solutions. T-Systems provides the infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries by branch offices and its own national companies.

Net revenue increased in the year under review by EUR 289 million to EUR 7,184 million. This was primarily due to the continued positive development of the Telecommunications (TC) unit which, in turn, was largely attributable to the implementation of measures designed to improve quality in domestic and international network services business. This was offset by the decline in net revenues in the Information Technology (IT) unit as well as the sale of interests in T-Systems SIRIS, T-Systems MultiLink, TELECASH Kommunikations-Service GmbH, and T-Systems CS in 2003.

In contrast, revenues generated with other segments fell by EUR 164 million year-on-year to EUR 3,430 million.

The decrease of EUR 1,117 million in depreciation and amortization to EUR 1,499 million is particularly attributable to the nonscheduled write-downs on goodwill and property, plant, and equipment in the previous year amounting to EUR 600 million and a nonscheduled write-down on submarine cables in the North Atlantic and the Pacific. There were no comparable activities in the year under review. The net financial expense improved in the year under review from EUR 118 million to EUR 43 million, primarily as a result of debt reduction.

In addition, the decrease of EUR 1,852 million in the loss before income taxes to EUR 138 million in 2003 is mainly attributable to the comprehensive measures implemented as part of the Triple-E program to increase efficiency and quality. Operating expenses decreased considerably in 2003 as a result of improved business processes and consistent cost management. In addition, the proceeds from the sale of T-Systems SIRIS and TELECASH Kommunikations-Service GmbH had an impact in the period under review. These were offset by expenses to the same amount, mainly as a result of losses and transaction costs relating to the sale of other subsidiaries. Factors affecting the loss before income taxes in the previous year included restructuring expenses.

Segment assets amounting to EUR 5,665 million consist mainly of intangible assets, which essentially comprise goodwill relating to the former T-Systems ITS. In 2003, segment assets decreased in particular as a result of goodwill amortization. Segment liabilities consist mainly of financial liabilities.

T-Online.

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within the Deutsche Telekom Group, consisting of the access business as well as content, services, e-commerce, and advertising. The segment is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. The DeTeMedien business previously shown under T-Online has been managed by the T-Com segment since January 1, 2003.

                                         Consolidated financial statements
                                                                     Notes   173


The net revenue of the T-Online segment increased further in the year under review by EUR 271 million to EUR 1,662 million and thus continued the upward trend of the previous years. This development is due, in particular, to the increase in subscriber numbers in Germany, as well as the growth in demand for content and services, and the resulting increase in time spent online.

Net revenue from the internal provision of services between segments was on a par with the previous year.

Depreciation and amortization mainly consists of goodwill amortization and remained almost unchanged year-on-year at EUR 430 million. Net interest income declined year-on-year to EUR 110 million as a result of changes in the development of the capital market. By contrast, the loss related to associated and related companies of EUR 265 million in 2002 was turned around by an improvement of EUR 355 million, resulting in an income of EUR 90 million in 2003. This is primarily the result of a write-up of the shareholding in comdirect bank in the year under review due to its positive development, and the non-recurrence of nonscheduled write-downs on goodwill, also relating to the shareholding in comdirect bank, from the previous year.

The turnaround of the loss before income taxes in 2002 to an income of EUR 104 million in 2003 after an improvement of EUR 575 million is mainly due to increased net revenues and the fact that positive income related to associated and related companies was recorded in 2003, after a loss in 2002.

The assets of the T-Online segment consist mainly of intangible assets, primarily goodwill. The decrease in segment assets in the year under review is due in particular to the amortization of goodwill. The year-on-year decline in investing activities relates mainly to investments in property, plant, and equipment, and financial assets. The increase in segment liabilities is attributable to short-term liabilities to Deutsche Telekom AG.

Group Headquarters & Shared Services.

"Group Headquarters & Shared Services" (GHS) includes all group units which cannot be allocated to an individual segment. Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding in the 2003 financial year. As part of this reorganization, the unit reported as "Other" until the first quarter of 2003 has been renamed "Group Headquarters & Shared Services". Group Headquarters now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments' core businesses are now the responsibility of Shared Services. In particular, these include the real estate business, billing services, fleet management by DeTeFleetServices GmbH, and Vivento.

GHS's net revenue amounting to EUR 304 million consists largely of the revenues generated by the real estate companies. The year-on-year decrease is mainly due to lower revenues from project development.

The increase in revenue from the internal provision of services between segments by EUR 126 million to EUR 3,964 million relates mainly to changes in the composition of the Deutsche Telekom Group. Revenue generated by DeTeFleetServices GmbH in the 2003 financial year is set against net revenues from only six months in the previous year. This was offset by passing on cost savings in customer billing as well as price reductions at the Real Estate shared service to the operational segments.

The decrease of EUR 417 million in depreciation and amortization to EUR 881 million reflects in particular the lower amortization base as a result of the continued reduction of real estate assets. The increase of EUR 364 million in the net interest expense is due to a decline in internal net interest income. In addition, the loss related to associated and related companies decreased substantially by EUR 1,090 million to EUR 3 million in 2003. One of the main reasons for this was the valuation adjustments included in the previous year on the shares held in France Telecom (EUR 613 million) and on other investments in noncurrent securities (EUR 384 million). There were no comparable valuation adjustments in the year under review.

174


The loss before income taxes of EUR 4,071 million was positively impacted by gains on the sale of minority interests in Eutelsat (EUR 65 million), the joint venture UMC (Ukrainian Mobile Communications), (EUR 54 million), Celcom (EUR 20 million), Globe Telecom (EUR 72 million), and Inmarsat (EUR 32 million), as well as transfer payments for T-Com staff transferred to Vivento amounting to EUR 131 million. The loss before income taxes in 2002 included higher proceeds from the sale of T-Online shares and PT Satelindo. Furthermore, additions to Civil Service Health Insurance Fund accruals due to the adjustment of the discount rate applied, increased additions to accruals for pensions and employee severance payments, and personnel costs for employees transferred to Vivento also had a negative impact in the period under review. This contrasts with expenses in the previous year arising from the sale of receivables as well as from the launch of a uniform brand for individual mobile communications companies.

The reduction in segment assets to EUR 10,631 million is attributable in particular to the decrease in property, plant, and equipment and in financial assets. This resulted primarily from the sale of further tranches of real estate assets and the sale of shares in various minority interests and other investments in noncurrent securities. GHS's investing activities in the 2003 financial year were on a par with the previous year.

Reconciliation.

The items to be reconciled relate mainly to consolidation measures. As in the previous year, the reconciliation does not include any additional items for the year under review. In 2001, this included a final nonscheduled write-down in the form of a general valuation adjustment amounting to EUR 466 million, made as part of Deutsche Telekom's strategy to dispose more rapidly of a considerable proportion of its real estate portfolio. This valuation adjustment, which does not affect the operational segments, has no effect on the internal operation of the segments; it is almost exclusively an element of the depreciation and amortization shown in the reconciliation.

37   Related party disclosures.

Federal Republic of Germany and majority shareholdings.

Deutsche Telekom has numerous business relationships with the Federal Republic of Germany and the companies in which it holds majority shareholdings. All relationships are conducted on an arm's length basis. Key related parties include Deutsche Post AG and Kreditanstalt fur Wiederaufbau (KfW).

In the 2003 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion from the Deutsche Post World Net group. These mainly relate to postage charges for letters and packages. In the same period, Deutsche Post World Net group purchased goods and services totaling EUR 0.5 billion from Deutsche Telekom. This amount primarily consists of IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank AG have entered into a master credit agreement in the amount of EUR 0.2 billion. In the 2003 financial year, this credit line was drawn down to a maximum of EUR 0.1 billion. This agreement is initially valid until May 30, 2004.

Deutsche Telekom AG also has a credit facility with Deutsche Postbank AG as part of the EUR 9 billion multi-currency syndicated loan amounting to EUR 0.3 billion, which however was not utilized in the 2003 financial year.

The Company's Dutch financing subsidiary, Deutsche Telekom Finance, has taken out three loans of GBP 150 million each with Kreditanstalt fur Wiederaufbau (total volume EUR 637 million). The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG's current rating, among other things. The loans are due in one, four, and six years.

                                         Consolidated financial statements
                                                                     Notes   175


Associated companies.

Deutsche Telekom also has business relationships with numerous associated companies. All delivery and service relationships involving these companies were also conducted on an arm's length basis. Key associated companies include Virgin Mobile Telecoms and Toll Collect.

The Company's British mobile communications subsidiary, T-Mobile UK, generated revenue from the joint venture Virgin Mobile Telecoms amounting to EUR 0.3 billion. This figure relates to call charges and interconnection fees. At the same time, the contractually agreed allowance for marketing expenses, which amounted to EUR 0.2 billion in the year under review, was reimbursed to Virgin Mobile Telecoms.

T-Systems generated revenues of EUR 0.1 billion from business with the Toll Collect joint venture. This amount consists mainly of services for the integration and implementation of hardware and software components for the toll collection system.

Natural persons.

No transactions have taken place between Deutsche Telekom and persons in key management positions.

--------------------------------------------------------------------------------

38   Compensation of the Board of Management and the Supervisory Board.

Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year.

In observance of the requirements of German commercial and accounting legislation, a total of EUR 12,996,215.92 is reported as compensation for the members of the Board of Management for the past financial year. This figure includes EUR 928,386.75 of noncash compensation which is treated as noncash benefits. EUR 82,052.83 of the accruals recognized in 2002 was reversed in conjunction with the payment in the 2003 financial year of the variable compensation for the 2002 financial year.

Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management shall receive the following total compensation for the 2003 financial year (fixed annual salary, variable compensation, and long-term incentives):

                                                  Fixed           Variable     Long-term incentive:
Amounts (euro)                                 annual salary   compensation   Stock options granted
Name                                             in 2003         for 2003            for 2003
---------------------------------------------------------------------------------------------------
Kai-Uwe Ricke                                  1,250,000.00    1,375,000.00             0
---------------------------------------------------------------------------------------------------
Dr. Karl-Gerhard Eick                            937,500.00    1,031,250.00             0
---------------------------------------------------------------------------------------------------
Dr. Heinz Klinkhammer                            900,000.00      660,000.00             0
---------------------------------------------------------------------------------------------------
Josef Brauner                                    900,000.00      546,000.00             0
---------------------------------------------------------------------------------------------------
Rene Obermann                                    700,000.00      770,000.00             0
---------------------------------------------------------------------------------------------------
Konrad F. Reiss (pro rata since appointment)     711,694.00      898,438.00             0
---------------------------------------------------------------------------------------------------
Thomas Holtrop                                   700,000.00      770,000.00             0
---------------------------------------------------------------------------------------------------
Total                                          6,099,194.00    6,050,688.00             0
---------------------------------------------------------------------------------------------------

176


As in the previous year, no stock options from the 2001 Stock Option Plan were granted to the members of the Board of Management in the 2003 financial year.

There was no increase in compensation for the 2003 financial year.

Compensation paid to former members of the Board of Management and their surviving dependents totaled EUR 1,106,105.31. The accruals set up for ongoing pensions and pension entitlements amounted to EUR 41,000,962.00. Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with Section 15 (1) of the Act concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG) amounted to EUR 3,393,899.00. No accruals were recognized for these obligations.

Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

The compensation received by the members of the Supervisory Board is specified under Section 13 of the Articles of Incorporation. The members of the Supervisory Board receive EUR 25,000.00 per year. The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times that amount. Members of the Supervisory Board who were not in office for the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

Compensation totaling EUR 593,625.02 was paid to the members of the Supervisory Board in the 2003 financial year; individually, the members received the following amounts:

                                                                   Compensation
Member of the Supervisory Board                                       (euro)
-------------------------------------------------------------------------------
Becker, Gert                                                        11,416.67
-------------------------------------------------------------------------------
Brandl, Monika                                                      27,200.00
-------------------------------------------------------------------------------
Falbisoner, Josef                                                   27,000.00
-------------------------------------------------------------------------------
Dr. von Grunberg, Hubertus                                          27,200.00
-------------------------------------------------------------------------------
Holzwarth, Lothar                                                   27,200.00
-------------------------------------------------------------------------------
Dr. Hundt, Dieter                                                   26,800.00
-------------------------------------------------------------------------------
Dr. Leysen, Andre                                                        0.00(1)
-------------------------------------------------------------------------------
Litzenberger, Waltraud                                              26,800.00
-------------------------------------------------------------------------------
Loffler, Michael                                                    27,200.00
-------------------------------------------------------------------------------
Dr. Overhaus, Manfred                                               29,600.00
-------------------------------------------------------------------------------
Reich, Hans W                                                       26,400.00
-------------------------------------------------------------------------------
Dr. Schinzler, Hans-Jurgen                                          17,066.67
-------------------------------------------------------------------------------
Dr. Schlede, Klaus G                                                18,466.67
-------------------------------------------------------------------------------
Schmitt, Wolfgang                                                   28,400.00
-------------------------------------------------------------------------------
Schulze, Rudiger (2)                                                21,550.00
-------------------------------------------------------------------------------
Prof. Dr. Sihler, Helmut                                            11,616.67
-------------------------------------------------------------------------------
Sommer, Michael                                                     26,600.00
-------------------------------------------------------------------------------
Steinke, Ursula                                                     27,000.00
-------------------------------------------------------------------------------
Prof. Dr. Stolte, Dieter                                            26,800.00
-------------------------------------------------------------------------------
Treml, Franz (3)                                                    19,708.33
-------------------------------------------------------------------------------
Walter, Bernhard                                                    27,800.00
-------------------------------------------------------------------------------
Wegner, Wilhelm                                                     30,600.00
-------------------------------------------------------------------------------
Dr. Wiedeking, Wendelin                                             17,266.67
-------------------------------------------------------------------------------
Dr. Winkhaus, Hans-Dietrich                                         19,066.67
-------------------------------------------------------------------------------
Dr. Zumwinkel, Klaus                                                44,866.67
-------------------------------------------------------------------------------
Total                                                              593,625.02
-------------------------------------------------------------------------------

(1)  Dr. Leysen waived compensation for his Supervisory Board activities.

(2) Mr. Schulze received Supervisory Board compensation of EUR 7,900.00 from T-Mobile International AG, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.

(3) Mr. Treml received Supervisory Board compensation of EUR 12,271.00 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.

                                          Consolidated financial statements
                                                                      Notes  177


39   Proposal for appropriation of net income/loss of Deutsche Telekom AG.

The statement of income for the 2003 financial year reports net income of EUR 4,069,084,823.20. Of this net income, EUR 2,034,000,000.00 has been transferred to retained earnings in accordance with Section 19 (3) of the Articles of Incorporation. After deducting the amount transferred to retained earnings, this results in cumulative unappropriated net income of EUR 2,035,084,823.20.

The Board of Management and the Supervisory Board of Deutsche Telekom AG will propose to the shareholders' meeting to transfer the unappropriated net income to retained earnings.

--------------------------------------------------------------------------------

40 Declaration of conformity with the German Corporate Governance Code in accordance with Section 161 AktG.

In accordance with Section 161 AktG, the Board of Management and the Supervisory Board submitted the mandatory declaration of conformity, and made it available to shareholders on Deutsche Telekom's website on December 16, 2003.

The declaration of conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG's website.

--------------------------------------------------------------------------------

Bonn, March 11, 2004

Deutsche Telekom AG
Board of Management


/s/ Kai-Uwe Ricke
--------------------------------
Kai-Uwe Ricke


/s/ Dr. Karl-Gerhard Eick
--------------------------------
Dr. Karl-Gerhard Eick


/s/ Josef Brauner
--------------------------------
Josef Brauner


/s/ Thomas Holtrop
--------------------------------
Thomas Holtrop


/s/ Dr. Heinz Klinkhammer
--------------------------------
Dr. Heinz Klinkhammer


/s/ Rene Obermann
--------------------------------
Rene Obermann


/s/ Konrad F. Reiss
--------------------------------
Konrad F. Reiss

178


Auditor's report.

We have audited the consolidated financial statements (consisting of the consolidated statement of income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of sharehoulder's equity, the segment reporting, and the notes to the consolidated financial statements) and the group management report of Deutsche Telekom AG, which is combined with the management report of the Company, for the financial year from January 1 to December 31, 2003. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law is the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the combined management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with Section 317 HGB and the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprufer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group in accordance with German principles of proper accounting. On the whole the combined management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Stuttgart/Frankfurt am Main, March 11, 2004

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)   (Hollweg)
Wirtschaftsprufer     Wirtschaftsprufer

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft
Frankfurt am Main

(Frings)            (Laue)
Wirtschaftsprufer   Wirtschaftsprufer

                                         Consolidated financial statements
            Summary of differences between German GAAP and U.S. GAAP Notes   179


Summary of differences between
German GAAP and U.S. GAAP.

Our results as reported under German GAAP differ from our results as reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements are described in notes 41 et seq. of our consolidated financial statements contained in our annual report on Form 20-F, which can be found on our website at http://www.deutschetelekom.com.

The differences between German GAAP and U.S. GAAP that have a significant impact on net income/(loss) and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

Differences in bases of long-lived assets.

Adjustments to valuation of fixed assets - Under German GAAP, we previously wrote-down fixed assets primarily relating to our real estate holdings. This write-down was not required under U.S. GAAP for real estate classified as held and used. This results in a difference in the carrying basis of land and buildings between U.S. GAAP and German GAAP. This basis difference results in higher depreciation expenses to be recorded under U.S. GAAP than under German GAAP. In addition, these bases differences will affect the gains or losses to be recognized upon sale of real estate, to the extent these differences in carrying values relate to assets sold.

Real estate sale and leaseback - In 2002 and 2003, we entered into a series of sale and leaseback transactions underlying our real estate holdings. These leasebacks generally qualify as off-balance-sheet operating leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to our continuing involvement. This results in interest expense and the continuation of depreciation expense for U.S. GAAP, as compared with gains/ losses on sales of real estate and rent expense for German GAAP.

--------------------------------------------------------------------------------
                                                  2003        2002        2001
                                                billions    billions    billions
                                               of (euro)   of (euro)   of (euro)
--------------------------------------------------------------------------------
Net income/(loss) - German GAAP                   1.3      (24.6)       (3.5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net income/(loss) - U.S. GAAP                     2.9      (22.0)        0.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Shareholders' equity - German GAAP               33.8       35.4        66.3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Shareholders' equity - U.S. GAAP                 45.0       45.4        73.7
--------------------------------------------------------------------------------

Differences in valuations of goodwill and other assets -The differences between German GAAP and U.S. GAAP in the determination of total purchase consideration in purchase business combinations has resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. Purchase price differences between German and U.S. GAAP have been generated from business combinations due to net assets acquired, valuation of shares and stock options issued (including subsidiary shares issued in a business combination), valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated. These differences have resulted in differences in depreciation and amortization expenses. In 2002, the U.S. GAAP accounting for goodwill and indefinite lived intangible assets changed, resulting in these intangibles no longer being amortized, but rather subject to an annual impairment test.

Capitalization and amortization of mobile communication licenses - Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses, upon acquisition and continue to amortize these licenses through their expected period of use. Under U.S. GAAP, amortization begins at the time the network is placed into service. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under

180


U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This results in deferrals of interest and amortization expenses for U.S. GAAP, and a higher carrying basis of our mobile network fixed assets. Once the networks are in use, capitalization of these costs will cease and related costs capitalized will be amortized into earnings over the remaining expected period of use.

Differences in equity transactions by our subsidiaries.

Effects of dilution gains - Transactions conducted by our consolidated subsidiaries or associated companies, using their common equity as currency, directly results in a reduction of our ownership percentage. Under German GAAP, we recognize "dilution gains" from share issuances by subsidiary or associated companies for cash, but do not recognize gains for shares issued in non-cash transactions (for example, as consideration for a business acquisition). Under U.S. GAAP, we recognize dilution gains both for cash and non-cash transactions.

Differences in revenue recognition.

Deferred income - Under German GAAP, we recognize revenues in the period when earned by the delivery of goods or the rendering of services. Under U.S. GAAP, we defer certain activation and one-time fees and related direct costs (to the extent of revenues deferred), and amortize these revenues and expenses over the expected duration of our customer relationship. We expense any excess costs as customer acquisition expense. Additionally, we deferred revenues on certain other contracts under U.S. GAAP, and are amortizing these revenues over their contract lives.

Differences in income taxes.

Deferred taxes - Under German GAAP, deferred taxes have not been recognized for temporary differences that arose during tax-free periods, temporary differences that are not expected to reverse in the foreseeable future and temporary differences that are expected to reverse during future periods in which net operating losses are expected to be available to offset income taxes that would otherwise be payable. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences, including temporary differences during tax-free periods. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred taxes attributable to net operating losses.

Other differences.

Other differences in our financial results between German GAAP and U.S. GAAP consist primarily of the accounting for capitalization of internally developed software, unrealized gains on marketable securities, deferral of gains on divestitures, valuation of residual interests in asset backed securitizations, hedge accounting from derivatives, additions to pension liabilities and investments in equity investees, which historically are recurring differences. In 2003, other differences also includes differences resulting from the adoption of a new U.S. GAAP accounting standard for asset retirement obligations.

Further information

Supervisory board seats of the members of Deutsche Telekom AG's Board of
   Management                                                               184
Other supervisory board seats of the members of Deutsche Telekom AG's
   Supervisory Board                                                        185

Index                                                                       188
Glossary                                                                    189
Financial calendar                                                          191
Contacts                                                                    192
Deutsche Telekom worldwide                                                 V/VI
Key statistical data of the Deutsche Telekom Group                          VII

                                    [GRAPHIC]

                                   Perfection.
                         Define quality. Demand quality.
              Quality and drive for perfection enhance efficiency.

                                    [GRAPHIC]

184


Supervisory board seats of the members of Deutsche Telekom AG's Board of Management.

Kai-Uwe Ricke.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o T-Online International AG, Darmstadt (since 10/2001), Chairman of the Supervisory Board (since 9/2002)

o T-Mobile International AG, Bonn (since 11/2002), Chairman of the Supervisory Board (since 12/2002)

o    T-Mobile USA, Inc., Bellevue (U.S.), Board of Directors (since 5/2001)

o T-Systems International GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 1/2003)

Dr. Karl-Gerhard Eick.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o GMG Generalmietgesellschaft mbH, Munster (since 1/2000), Chairman of the Supervisory Board (since 5/2002)

o Sireo Real Estate Asset Management GmbH, Frankfurt/Main, Chairman of the Supervisory Board (since 5/2001)

o DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Munster (since 2/2002)

o DFMG, Deutsche Funkturm GmbH, Munster, Deputy Chairman of the Supervisory Board (since 1/2002)

o    T-Mobile International AG, Bonn (since 3/2000)

o    T-Mobile USA, Inc., Bellevue (U.S.), Board of Directors (since 5/2001)

o    T-Online International AG, Darmstadt (since 2/2000)

o    T-Systems International GmbH, Frankfurt/Main (since 6/2002)

Member of the supervisory boards of other companies or institutions:

o    Dresdner Bank Luxembourg S.A., Luxembourg, Board of Directors (since
     1/2001)

Josef Brauner.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o    T-Mobile International AG, Bonn (since 5/2003)

o    T-Online International AG, Darmstadt (from 2/2000 to 5/2003)

o    T-Systems International GmbH, Frankfurt/Main (since 11/2000)

o    Deutsche Telekom Network Projects & Services GmbH, Bonn (since 5/2003)

o CAP Customer Advantage Program GmbH, Cologne, Chairman of the Supervisory Board (since 4/2002)

Member of the supervisory boards of other companies or institutions:

o    FC Bayern Munchen AG, Munich (since 4/2003)

o    Karstadt Warenhaus AG, Essen (since 4/2003)

Thomas Holtrop.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o T-Online France S.A.S., Paris (France), Member of the Conseil d'administration (Board of Directors) (from 4/2001 to 7/2003)

o T-Online France S.A.S., Paris (France), Chairman of the Conseil d'administration (since 7/2003)

o Club Internet S.A.S., Paris (France), Chairman of the Supervisory Board (from 4/2001 to 7/2003)

o Ya.com Internet Factory, S.A.U., Madrid (Spain), Presidente del Consejo de Administracion (Chairman of the Board of Directors) (since 5/2001)

o T-Online Travel AG, Darmstadt, Chairman of the Supervisory Board (from 4/2002 to 6/2003)

Dr. Heinz Klinkhammer.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Munster (since 2/2002), Chairman of the Supervisory Board (since 4/2002)

o    GMG Generalmietgesellschaft mbH, Munster (since 6/1996)

o    Sireo Real Estate Asset Management GmbH, Frankfurt/Main (since 5/2001)

o    T-Mobile International AG, Bonn (since 5/2003)

o    T-Online International AG, Darmstadt (since 2/2003)

o    T-Systems International GmbH, Frankfurt/ Main (since 11/2000)

Member of the supervisory boards of other companies or institutions:

o Federal Posts and Telecommunications Agency, Bonn, Administrative Board (since 2000)

Rene Obermann.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o    T-Systems International GmbH, Frankfurt/ Main (from 6/2002 to 1/2003)

o T-Mobile Austria GmbH, Vienna (Austria) (from 9/2001 to 4/2004), Chairman of the Supervisory Board (from 4/2002 to 1/2003)

o T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (since 6/2002)

o Ben Nederland Holding B.V., Amsterdam (Netherlands), Chairman of the Supervisory Board (from 10/2001 to 1/2003)

o    T-Mobile UK Ltd., Borehamwood (UK) (from 9/2001 to 1/2004)

Konrad F. Reiss.

Member of the supervisory boards of the following subsidiaries, associated and related companies:

o DETECON International GmbH, Bonn (since 2/2003), Chairman of the Supervisory Board (since 3/2003)

o Deutsche Telekom Network Projects & Services GmbH, Bonn, Chairman of the Supervisory Board (since 5/2003)

                                                       Further information
                                                   Supervisory board seats   185

Other supervisory board seats of the members of Deutsche Telekom AG's Supervisory Board.

Dr. Klaus Zumwinkel.

Member of the Supervisory Board since March 7, 2003

Chairman of the Supervisory Board since March 14, 2003

Chairman of the Board of Management of Deutsche Post AG

o    Allianz Versicherungs-AG, Munich (from 1/2001 to 12/2003)

o    Deutsche Lufthansa AG, Cologne (since 6/1998)

o    Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* (since
     1/1999)

o    Karstadt Quelle AG, Essen (since 5/2003)

o    Tchibo Holding AG, Hamburg (from 7/1997 to 8/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

o C.V. International Post Corp. U.A., Amsterdam (Netherlands), Deputy Chairman of the Board of IPC* (since 4/1990)

o Danzas Holding AG, Switzerland, Chairman of the Board of Directors* (from 3/1999 to 12/2003)

o    Deutsche Post Ventures GmbH, Bonn, Investment Committee* (from 5/2000 to
     5/2003)

o DHL Worldwide Express B.V., Netherlands, Board of Directors* (from 7/1998 to 11/2003)

o    Morgan Stanley, New York (U.S.), Board of Directors (since1/2004)

Franz Treml.

Member of the Supervisory Board since July 8, 2003

Deputy Chairman of the Supervisory Board since August 21, 2003

Deputy Chairman of ver.di trade union

o DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Munster, Deputy Chairman (since 3/2000)

o    DBV-Winterthur - Leben, Wiesbaden (since 4/2000)

Gert Becker.

Member of the Supervisory Board from January 1, 1995 to May 20, 2003

Former Chairman of the Board of Management of Degussa AG, Dusseldorf

o Bankhaus Metzler KGaA, Frankfurt/Main, Chairman of the Supervisory Board (since 1/1997)

o    Bilfinger Berger AG, Mannheim, Chairman of the Supervisory Board (since
     7/1983)

Monika Brandl.

Member of the Supervisory Board since November 6, 2002

Member of the Central Works Council at Deutsche Telekom AG, Bonn

o no other seats -

Josef Falbisoner.

Member of the Supervisory Board since October 2, 1997

Head of ver.di District of Bavaria

o    PSD Bank Munich eG, Augsburg office (since 6/1994)

Dr. Hubertus von Grunberg.

Member of the Supervisory Board since May 25, 2000

Member of the Supervisory Board at Continental Aktiengesellschaft, Hanover, et al.

o    Allianz Versicherungs-AG, Munich (since 5/1998)

o    Continental AG, Hanover (since 6/1999)

o    MAN Aktiengesellschaft, Munich (since 2/2000)

o    SAI Automotive, Frankfurt/Main (from 8/2002 to 6/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

o    Schindler Holding AG, Hergiswil (Switzerland), Board of Directors (since
     5/1999)

Lothar Holzwarth.

Member of the Supervisory Board since November 6, 2002

Chairman of the Works Council at Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart

o PSD Bank RheinNeckarSaar eG (since 1/1996), Chairman of the Supervisory Board (since 7/2000)

Dr. sc. techn. Dieter Hundt.

Member of the Supervisory Board since January 1, 1995

Managing Shareholder of Allgaier Werke GmbH, Uhingen and President of the Confederation of German Employers' Associations (BDA), Berlin

o    EvoBus GmbH, Stuttgart (since 5/1995)

o Stauferkreis Beteiligungs-AG, Goppingen, Chairman of the Supervisory Board (since 1/1999)

o    Stuttgarter Hofbrau AG, Stuttgart (since 4/1993)

o Stuttgarter Hofbrau Verwaltungs-AG, Stuttgart (since 5/1999), Deputy Chairman of the Supervisory Board (since 9/2003)

o    Landesbank Baden-Wurttemberg, Stuttgart, Administrative Board (since
     1/1999)

Dr. h.c. Andre Leysen.

Member of the Supervisory Board from January 1, 1995 to February 28, 2003

Honorary Chairman of the Board of Directors of Gevaert NV, Mortsel/Antwerp (Belgium)

o    E.ON AG, Dusseldorf (from 1993 to 4/2003)

o    Schenker AG, Essen (from 1972 to 5/2003)

* Supervisory board seats in companies that are members of the same group, as defined in Section 100(2), Sentence 2 AktG (German Stock Corporation Act).

186


Waltraud Litzenberger.

Member of the Supervisory Board since June 1, 1999 Member of the Works Council at Deutsche Telekom AG, Technical Customer Service Branch Office, Central District, Mainz

o    PSD Bank Koblenz eG, Koblenz (since 9/1998)

Michael Loffler.
Member of the Supervisory Board since January 1, 1995 Member of the Works Council at Deutsche Telekom AG, Networks Branch Office, Dresden

o    no other seats -

Dr. Manfred Overhaus.
Member of the Supervisory Board since November 28, 2002 State Secretary, Federal Ministry of Finance, Berlin

o    Deutsche Post AG, Bonn (since 1/1995)

o    GEBB mbH, Cologne (since 8/2000)

Hans W. Reich.
Member of the Supervisory Board since May 27, 1999 Chairman of the Board of Managing Directors, KfW Bankengruppe, Frankfurt/Main

o    Aareal Bank AG, Wiesbaden (since 6/2002)

o    ALSTOM GmbH, Frankfurt/Main (from 8/1999 to 11/2003)

o HUK-COBURG Haftpflicht-Unterstutzungs- Kasse kraftfahrender Beamter Deutschlands a.G., Coburg (since 7/2000)

o    HUK-Coburg-Holding AG, Coburg (since 7/2000)

o    IKB Deutsche Industriebank AG, Dusseldorf (since 9/1999)

o    RAG AG, Essen (since 11/2000)

o    Thyssen Krupp Steel AG, Duisburg (since 7/2000)

Member of comparable supervisory bodies of companies in Germany or abroad:

o    DePfa Bank plc., Dublin (Ireland), Board of Directors (since 3/2002)

Dr. jur. Hans-Jurgen Schinzler.

Member of the Supervisory Board since May 20, 2003

Member of the Supervisory Board of Munchener Ruckversicherungs-Gesellschaft AG, Munich (Chairman of the Board of Management of Munchener Ru ckversicherungs-Gesellschaft AG until December 31, 2003)

o Bayerische Hypo- und Vereinsbank AG, Munich (since 3/2003), Deputy Chairman of the Supervisory Board (since 1/2004)

o ERGO Versicherungsgruppe AG, Dusseldorf, Chairman of the Supervisory Board (from 1/1998 to 12/2003)

o    MAN AG, Munich, Deputy Chairman of the Supervisory Board (from 1/1993 to
     6/2003)

o    Metro AG, Dusseldorf (since 5/2002)

Member of comparable supervisory bodies of companies in Germany or abroad:

o    Aventis S.A., Schiltigheim, (France) (since 12/1999)

Dr. Klaus G. Schlede.

Member of the Supervisory Board since May 20, 2003 Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne

o    Deutsche Postbank AG, Bonn (since 4/2000)

o    Deutsche Lufthansa AG, Cologne (since 8/1998)

o    Gerling-Konzern Globale Ruckversicherungs-AG, Cologne (from 10/1991 to
     12/2003)

o    Thomas Cook AG, Oberursel (from 12/1997 to 11/2003)

Wolfgang Schmitt.

Member of the Supervisory Board since October 2, 1997 Executive Vice President, Deutsche Telekom AG, Business Customer Branch Office, Southwestern District, Stuttgart

o    PSD Bank RheinNeckarSaar eG (since 1993)

Rudiger Schulze.

Member and Deputy Chairman of the Supervisory Board between March 29, 1999 and June 30, 2003 Former Head of Department 9 at ver.di trade union, Berlin

o T-Mobile Deutschland GmbH, Bonn, Deputy Chairman of the Supervisory Board (from 3/1999 to 7/2003)

Prof. Dr. Helmut Sihler.

Member of the Supervisory Board from July 1, 1996 to May 20, 2003 Chairman of the Supervisory Board from July 1, 1996 to May 25, 2000 Vice President of the Board of Directors of Novartis AG, Basle (Switzerland)

o Dr. Ing. h.c. F. Porsche AG, Stuttgart, Chairman of the Supervisory Board (since 1/1993)

Member of comparable supervisory bodies of companies in Germany or abroad:

o Novartis AG, Basle (Switzerland), Vice President of the Board of Directors (since 4/1996)

Michael Sommer.

Member of the Supervisory Board since April 15, 2000 Chairman of the German Trade Union Federation (DGB), Berlin

o Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)

                                                       Further information
                                                   Supervisory board seats   187


Ursula Steinke.

Member of the Supervisory Board since January 1, 1995 Chairwoman of the Works Council at T-Systems CDS GmbH, Northern District Branch Office, Kiel

o    no other seats -

Prof. Dr. h.c. Dieter Stolte.

Member of the Supervisory Board since January 1, 1995 Publisher of the "Welt" and "Berliner Morgenpost" newspapers, Berlin

o    Out of home Media AG, Cologne (since 10/2002)

o    ZDF Enterprises GmbH, Mainz (since 1992)

Bernhard Walter.

Member of the Supervisory Board since May 27, 1999 Dresdner Bank AG, Frankfurt/Main

o    Bilfinger Berger AG, Mannheim (since 7/1998)

o    DaimlerChrysler AG, Stuttgart (since 5/1998)

o    Henkel KGaA, Dusseldorf (since 5/1998)

o    mg technologies ag, Frankfurt/Main (since 3/1993)

o    Staatliche Porzellan-Manufaktur MeiBen GmbH, MeiBen (since
     1/2001)

o    Thyssen Krupp AG, Dusseldorf (since 3/1997)

o    Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (since
     2/2001)

Member of comparable supervisory bodies of companies in Germany or abroad:

o Joint-stock company "Sibirsko-Uralskaya Neftegazohimicheskaya Companiya" (AK "Sibur"), Moscow (Russia) (from 4/2002 to 2/2003)

Wilhelm Wegner.

Member of the Supervisory Board since July 1, 1996 Chairman of the Central Works Council at Deutsche Telekom AG, Bonn

o    VPV Allgemeine Versicherungs-AG, Cologne (since 8/1995)

o    VPV Holding AG, Stuttgart (since 1/2002)

o    Vereinigte Postversicherung VVaG, Stuttgart (since 7/1998)

o    PSD Bank Dusseldorf eG, Dusseldorf (from 8/2000 to 8/2003)

Dr. Wendelin Wiedeking.

Member of the Supervisory Board since May 20, 2003 Chairman of the Board of Management of Dr. Ing. h.c. F. Porsche AG, Stuttgart

o    Sachsen LB, Leipzig (from 5/1998 to 5/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:

o    Novartis AG, Basle (Switzerland)

o    Eagle-Picher Industries Inc., Phoenix, Arizona (U.S.)*

o    Porsche Business Services Inc., Wilmington, Delaware (U.S.)*

o    Porsche Cars Great Britain Ltd., Reading (UK)*

o    Porsche Cars North America Inc., Wilmington, Delaware (U.S.)*

o    Porsche Deutschland GmbH, Bietigheim-Bissingen*

o    Porsche Engineering Group GmbH, Weissach*

o    Porsche Enterprises Inc., Wilmington, Delaware (U.S.)*

o    Porsche Financial Services GmbH, Bietigheim-Bissingen*

o    Porsche Financial Services Inc., Wilmington, Delaware (U.S.)*

o    Porsche Iberica S.A., Madrid (Spain)*

o    Porsche Italia S.p.A., Padua (Italy)*

o    Porsche Japan K.K., Tokyo (Japan)*

o    Porsche Lizenz-und Handelsgesellschaft mbH, Bietigheim-Bissingen*

Dr. Hans-Dietrich Winkhaus.

Member of the Supervisory Board from May 27, 1999 to May 20, 2003 Chairman of the Supervisory Board from May 25, 2000 to March 14, 2003 Member of the Sharaholders' Committee of Henkel KgaA, Dusseldorf

o    BMW AG, Munich (since 5/1999)

o    Degussa AG, Dusseldorf (since 3/1999)

o    Deutsche Lufthansa AG, Cologne (since 6/1998)

o    ERGO Versicherungsgruppe AG, Dusseldorf (since 5/1998)

o Schwarz Pharma AG, Monheim, (since 6/1998), Chairman of the Supervisory Board (since 5/2000)

* Supervisory board seats in companies that are members of the same group, as defined in section 100 (2), Sentence 2 AktG (German Stock Corporation Act).

188


Index.

term                                                                        page

A
================================================================================
Affiliates                                                                59, 93
--------------------------------------------------------------------------------
AktivPlus                                                            VII, 68, 69
--------------------------------------------------------------------------------
Associated and related companies          32, 33, 34, 38, 96, 99, 110, 117, 118,
--------------------------------------------------------------------------------
                                         123, 132, 133, 138, 139, 158, 168, 170,
--------------------------------------------------------------------------------
                                                                        171, 173
--------------------------------------------------------------------------------

B
================================================================================
BlackBerry                                                                    77
--------------------------------------------------------------------------------
Broadband                                 III, IV, 8, 9, 25, 27, 29, 31, 51, 56,
--------------------------------------------------------------------------------
                                         57, 58, 59, 68, 69, 70, 71, 72, 73, 86,
--------------------------------------------------------------------------------
                                                    87, 88, 89, 90, 91, 127, 130
--------------------------------------------------------------------------------

C
================================================================================
Call revenues                                                            31, 170
--------------------------------------------------------------------------------
Carrier services                                                         72, 125
--------------------------------------------------------------------------------
Cash flow                                    II, 7, 24, 37, 38, 50, 62, 96, 103,
--------------------------------------------------------------------------------
                                               112, 116, 117, 127, 141, 162, 166
--------------------------------------------------------------------------------
Charges                                    34, 51, 52, 54, 56, 58, 69, 104, 109,
--------------------------------------------------------------------------------
                                         112, 116, 119, 124, 125, 137, 141, 157,
--------------------------------------------------------------------------------
                                                              163, 170, 174, 175
--------------------------------------------------------------------------------
Content                                  IV, 14, 17, 27, 31, 42, 52, 57, 59, 68,
--------------------------------------------------------------------------------
                                           73, 75, 78, 86, 87, 88, 89, 115, 130,
--------------------------------------------------------------------------------
                                                                        172, 173
--------------------------------------------------------------------------------

D
================================================================================
Dividend                                 II, 9, 24, 34, 35, 38, 59, 62, 63, 103,
--------------------------------------------------------------------------------
                                               112, 132, 142, 143, 146, 162, 163
--------------------------------------------------------------------------------
DSL (see also T-DSL)                       VII, 25, 69, 70, 71, 87, 90, 91, 170,
--------------------------------------------------------------------------------
                                                                             171
--------------------------------------------------------------------------------

E
================================================================================
E-commerce                                 IV, 27, 86, 88, 89, 91, 115, 125, 172
--------------------------------------------------------------------------------
Employees                                  II, 8, 9, 13, 15, 19, 24, 33, 41, 43,
--------------------------------------------------------------------------------
                                         44, 45, 46, 47, 48, 49, 53, 54, 64, 68,
--------------------------------------------------------------------------------
                                            72, 74, 76, 80, 86, 92, 93, 94, 114,
--------------------------------------------------------------------------------
                                         122, 126, 128, 135, 140, 142, 145, 146,
--------------------------------------------------------------------------------
                                         148, 149, 150, 152, 155, 156, 161, 169,
--------------------------------------------------------------------------------
                                                                             174
--------------------------------------------------------------------------------
Environmental protection                                                  48, 49
--------------------------------------------------------------------------------
Equity ratio                                                         II, 34, 163
--------------------------------------------------------------------------------

F
================================================================================
Financial calendar                                                           191
--------------------------------------------------------------------------------

G
================================================================================
GPRS                                                                      76, 78
--------------------------------------------------------------------------------
GSM                                          41, 58, 77, 79, 110, 115, 120, 127,
--------------------------------------------------------------------------------
                                                                   137, 138, 171
--------------------------------------------------------------------------------

H
================================================================================
HotSpot                                                                   71, 77
--------------------------------------------------------------------------------

I
================================================================================
ICT (Information and Communication
   Technology)                               27, 29, 52, 57, 80, 81, 82, 84, 85,
--------------------------------------------------------------------------------
                                                                        115, 172
--------------------------------------------------------------------------------
Investor Relations                                 18, 19, 34, 64, 121, 138, 192
--------------------------------------------------------------------------------
ISDN (see also T-ISDN)                              25, 68, 69, 70, 71, 127, 170
--------------------------------------------------------------------------------
IT (Information Technology)                8, 9, 29, 38, 39, 40, 45, 50, 53, 57,
--------------------------------------------------------------------------------
                                         58, 69, 71, 73, 81, 82, 83, 84, 85, 88,
--------------------------------------------------------------------------------
                                                89, 115, 130, 139, 170, 172, 174
--------------------------------------------------------------------------------

L
================================================================================
LAN (Local Area Network)                                                   8, 69
--------------------------------------------------------------------------------
Liberalization                                                                29
--------------------------------------------------------------------------------

M
================================================================================
MMS (Multimedia Messaging Services)                               26, 75, 76, 78
--------------------------------------------------------------------------------
Multimedia                                        51, 68, 71, 74, 75, 79, 86, 90
--------------------------------------------------------------------------------

O
================================================================================
Outlook                                                           55, 57, 84, 91
--------------------------------------------------------------------------------

R
================================================================================
Regulation                                   19, 29, 30, 38, 50, 51, 58, 68, 72,
--------------------------------------------------------------------------------
                                                                        152, 170
--------------------------------------------------------------------------------
R&D (Research and Development)                                       42, 43, 126
--------------------------------------------------------------------------------
Risk management                                                   13, 20, 50, 55
--------------------------------------------------------------------------------
Roaming                                                              51, 76, 124
--------------------------------------------------------------------------------

S
================================================================================
Shareholders' meeting                    13, 14, 17, 18, 19, 20, 35, 39, 59, 63,
--------------------------------------------------------------------------------
                                          64, 142, 143, 144, 145, 146, 147, 151,
--------------------------------------------------------------------------------
                                                                        177, 191
--------------------------------------------------------------------------------
Stock options                             19, 113, 128, 142, 143, 144, 145, 146,
--------------------------------------------------------------------------------
                                               147, 148, 149, 150, 175, 176, 179
--------------------------------------------------------------------------------
Subsidiaries                                VI, VII, 13, 17, 26, 29, 34, 38, 41,
--------------------------------------------------------------------------------
                                         46, 51, 69, 72, 73, 74, 75, 79, 90, 98,
--------------------------------------------------------------------------------
                                          99, 110, 115, 117, 118, 121, 122, 123,
--------------------------------------------------------------------------------
                                         127, 138, 139, 143, 145, 156, 158, 162,
--------------------------------------------------------------------------------
                                                         165, 170, 171, 172, 180
--------------------------------------------------------------------------------
Sustainability                                                            47, 48
--------------------------------------------------------------------------------

T
================================================================================
T-D1                                                                          75
--------------------------------------------------------------------------------
T-DSL                                       VII, 24, 25, 31, 52, 54, 57, 68, 69,
--------------------------------------------------------------------------------
                                                          70, 71, 72, 73, 86, 87
--------------------------------------------------------------------------------
T-ISDN                                                                    68, 70
--------------------------------------------------------------------------------
T-Net                                                                         69
--------------------------------------------------------------------------------
T-Punkt                                                                       69
--------------------------------------------------------------------------------
T-Share                                                      18, 62, 63, 64, 144
--------------------------------------------------------------------------------
t-zones                                                               75, 76, 77
--------------------------------------------------------------------------------
Tariff                                                58, 68, 69, 73, 76, 87, 89
--------------------------------------------------------------------------------
Telecommunications Act                                                28, 30, 51
--------------------------------------------------------------------------------
Total revenue                                     II, 26, 74, 80, 82, 86, 92, 99
--------------------------------------------------------------------------------

U
================================================================================
UMTS                                      IV, 41, 52, 58, 74, 79, 100, 110, 126,
--------------------------------------------------------------------------------
                                                    127, 136, 137, 164, 172, 179
--------------------------------------------------------------------------------
V
================================================================================
Vivento                                   8, 33, 44, 45, 53, 57, 72, 92, 93, 94,
--------------------------------------------------------------------------------
                                             96, 98, 99, 102, 115, 132, 173, 174
--------------------------------------------------------------------------------

W
================================================================================
WAP                                                                           78
--------------------------------------------------------------------------------
Wireless LAN/WLAN                                          IV, 8, 25, 52, 57, 87
--------------------------------------------------------------------------------

                                                       Further information
                                                                  Glossary   189


Glossary.

ADS

Short for American Depositary Share (sometimes also American Depositary Receipt = ADR). A bearer certificate being traded on a U.S. stock exchange (such as the New York Stock Exchange, for example) in representation of a number of foreign shares.

The buyer of ADSs acquires the same rights and obligations that apply to the holder of ordinary shares in terms of a claim on pro rata share in annual profits, a right to be given information, voting rights and participation in the annual general meeting.

One ADS of Deutsche Telekom commercially equals one Deutsche Telekom no par value share. The ratio of shares to ADS is 1:1.

ASP

Short for Application Service Provider (or Provision). This refers to the principle of software being leased via the Internet.

Call-by-call selection of a telephone company

Dialing procedure that enables a telephone customer to use the carrier (long-distance operator) of his or her choice for long-distance and international calls (i.e., the customer can change carriers for each call).

Call center

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline, with outbound calls being part of direct marketing efforts.

Carriers' carrier

A network operator who provides network services to other telecommunications companies.

Desktop services

Our Global Desktop Services product features a variety of support services including outsourcing of whole IT networks. Deutsche Telekom offers an integrated IT service portfolio for corporate customers, providing everything from the server infrastructure and PC workstations through to application management and call center services for user support.

Downstream

Communication of data from the Internet server to the user's PC.

DRSC

Short for Deutsches Rechnungslegungs Standards Committee e.V. (German Accounting Standards Committee). National body that develops recommendations for corporate accounting standards and their practical application.

Earnings per share

This key figure shows the Group's net income or loss per share. It is computed by dividing net income/loss for the year as reported in the consolidated statement of income by the weighted average of outstanding shares.

EITO

Short for European Information Technology Observatory. The establishment of this institution, which is unique in Europe, is the result of a widely-based initiative for gathering comprehensive information and data about the overall European IT and telecom (ICT) market. The Observatory also provides specific services for companies from this sector and for users and public organizations.

Goodwill

Goodwill is the excess amount that results if the purchase consideration of an acquisition is higher than the pro-rata shareholders' equity of the acquisition in the balance sheet. Goodwill is as a rule recorded as an asset in Deutsche Telekom's consolidated financial statements and amortized over its estimated useful life (between 3 and 20 years) with a net impact on results.

GPRS - General Packet Radio Service

A technology allowing higher data transmission rates in GSM networks.

GSM - Global System for Mobile Communications

A pan-European mobile communications standard for the 900-MHz frequency range.

Hosting

Provision of storage capacity via the Internet.

Interconnection

Term used for the linking of networks of different providers, as regulated by the German Telecommunications Act.

190


Internet/intranet

The Internet is a worldwide IP-based computer network that has no central network management. Intranets, on the other hand, are managed IP networks that can be accessed only by specific user groups.

IP - Internet Protocol

Nonproprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

Multimedia

Term used for real-time integration of text with still images and graphics, video and sound.

Portal site

Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Preselection

Preselection of a telephone company. Procedure in which the customer selects a certain provider known as the long-distance carrier - for all of his or her long-distance and international calls.

Roaming

A feature of cellular mobile communications networks. Activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks of different network operators, as is the case with international roaming in the pan-European GSM system.

Statement of cash flows

The cash flow statement forms the liquidity-related part of business accounting. It records cash flows during the financial year in terms of value by comparing inflows and outflows within the period under review, thus showing the change in cash and cash equivalents at year-end.

T-DSL

Deutsche Telekom's asymmetrical digital subscriber line (ADSL) service.

T-ISDN

Deutsche Telekom's integrated services digital network (ISDN).

T-Net

Deutsche Telekom's digitized telephone network.

Treasury

The treasury unit operates at the financial markets and is responsible for the management of cash assets and investments in securities, for leasing arrangements and the refinancing of the Deutsche Telekom Group through a variety of financial arrangements, including, among others, bank loans and other credits, as well as the raising of credits in the capital markets, the handling of payments and clearing transactions, and money market and foreign exchange dealings.

UMTS - Universal Mobile Telecommunications System

International third-generation mobile communications standard that integrates mobile multimedia and telematics services in the 2-GHz range.

VOIP - Voice Over Internet Protocol

Technology for establishing telephone calls via the Internet. There are three methods: PC to PC, PC to Phone, Phone to Phone.

WAP - Wireless Application Protocol

Enables content to be made visible on the mobile phone display.

WLAN - Wireless Local Area Network

A wireless network for highly flexible data communication in the in-house area or on campus. Can serve as an extension or alternative to a wired LAN. WLAN data links offer users the greatest degree of flexibility for call set-up and a high level of mobility.

                                                       Further information
                                                        Financial calendar   191


Financial calendar.

--------------------------------------------------------------------------------------------
2004/2005 financial calendar
--------------------------------------------------------------------------------------------
Annual press conference on the 2003 financial year and analysts' meeting      March 10, 2004
--------------------------------------------------------------------------------------------
Publication of the 2003 Annual Report                                         March 30, 2004
--------------------------------------------------------------------------------------------
Group Report Jan. 1 to March 31, 2004 and conference call                       May 13, 2004
--------------------------------------------------------------------------------------------
2004 shareholders' meeting                                                      May 18, 2004
--------------------------------------------------------------------------------------------
2004 Group half-year report                                                  August 12, 2004
--------------------------------------------------------------------------------------------
Group Report Jan. 1 to September 30, 2004                                  November 11, 2004
--------------------------------------------------------------------------------------------
Annual press conference on the 2004 financial year and analysts' meeting       March 3, 2005
--------------------------------------------------------------------------------------------
Publication of the 2004 Annual Report*                                        March 15, 2005
--------------------------------------------------------------------------------------------
2005 shareholders' meeting                                                    April 26, 2005
--------------------------------------------------------------------------------------------
* planned.
--------------------------------------------------------------------------------------------

This Annual Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore you should not place too much reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including, without limitation, those factors set forth in "Forward-Looking Statements" and "Risk Factors" contained in Deutsche Telekom's annual report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Annual Report contains a number of non-GAAP figures, such as EBITDA and EBITDA adj. for special factors, EBITDA margin adj., capex, adj. net income, free cash flow, and gross and net debt. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter "Reconciliation of pro forma figures" of this Annual Report (posted on Deutsche Telekom's Investor relations link under www.telekom.de).

192


Contacts.

Deutsche Telekom AG
Corporate Communications
Postfach 2000, D-53105 Bonn, Germany
Phone +49228181-4949
Fax   +49228181-94004

Internet: www.telekom.de

Investor Relations:
Phone +49228181-88880
Fax   +49228181-88009
E-Mail: Investor.Relations@telekom.de

New York Office
Phone +1-212-424-2959
Fax   +1-212-424-2933
E-Mail: investor.relations@usa.telekom.de

Deutsche Telekom's Annual Report is available on the Internet at:
www.deutschetelekom.com/annualreport2003

Additional copies of this report are available at:
E-Mail: Forum-TAktie@telekom.de

The German version of this Annual Report is legally binding.

Translation:
Deutsche Telekom AG,
Foreign Language Service et al.

Production:
Citigate SEA GmbH & Co. KG, Dusseldorf

Reproduction:
O/R/T Medien Verbund, Krefeld

Printing:
Heining & Muller GmbH, Mulheim a.d. Ruhr
Printed with mineral-oil-free color on chlorine-free paper.

Photographs:
grundflum, Thomas Ollendorf, gettyimages

Design:                                  KNr. 642 100 094 (English)
Interbrand Zintzmeyer & Lux              KNr. 642 100 092 (German)

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DEUTSCHE TELEKOM AG



                                   By:  /s/ ppa. Rolf Ewenz-Sandten
                                        ------------------------------
                                        Name: Rolf Ewenz-Sandten
                                        Title: Vice President


Date: April 1, 2004